Form 20-F
period 2009-12-31
Chemspec International Ltd
filed 2010-06-17
CIK 1463398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-34368

Chemspec International Limited

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China

(Address of Principal Executive Offices)

Bing Zhu

No. 200, Wu Wei Road, Shanghai 200331,

People’s Republic of China

Tel: +86 (21) 6363-9090

Fax: +86 (21) 6363-6993

(Name, Telephone, email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value HK$0.01 per share American Depositary Shares, as evidenced by American Depositary Receipts, each representing 60 Ordinary Shares	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,167,620,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CHEMSPEC INTERNATIONAL LIMITED

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2009

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 60 ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Euro” are to the legal currency of the European Union;

•	“HK$” are to the legal currency of Hong Kong;

•	“ordinary shares” are to our ordinary shares, par value HK$0.01 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“we,” “us,” “our company” and “our” are to Chemspec International Limited, its predecessor entities and its consolidated subsidiaries; and

•	“TFT-LCD” are to thin film transistor liquid crystal displays.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009.

Our ADSs are listed on the New York Stock Exchange under the symbol “CPC.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of income data for the years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data for the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
				(as adjusted)(4)
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Income Data
Sales	350,954	580,747	589,349	942,487	820,295	120,173
Gross profit	174,403	328,549	332,493	393,944	324,711	47,570
Selling expenses	(5,624)	(8,798)	(10,234)	(11,898)	(11,245)	(1,647)
General and administrative expenses	(23,205)	(22,714)	(30,934)	(58,947)	(69,871)	(10,236)
Research and development expenses	(6,587)	(18,648)	(18,169)	(27,483)	(30,913)	(4,529)
Income from operations	139,726	281,682	273,138	294,490	207,461	30,393
Foreign currency exchange loss, net	(1,126)	(1,951)	(2,036)	(9,514)	(1,961)	(286)
Earnings before income taxes and extraordinary item	138,740	279,929	271,615	284,428	205,990	30,178
Income tax (expense) benefit	(15,041)	(43,902)	(37,443)	32,240	(28,838)	(4,225)
Income before extraordinary item	123,699	236,027	234,172	316,668	177,152	25,953
Extraordinary item: gain on acquisition of remaining equity interest in a subsidiary (net of RMB nil income tax)	15,313	—	—	—	—	—
Net income	139,012	236,027	234,172	316,668	177,152	25,953
Net (income) loss attributable to noncontrolling interests	(11,343)	519	(132)	(4,307)	(4,721)	(692)
Net income attributable to our shareholders(1)	127,669	236,546	234,040	312,361	172,431	25,261
Basic earnings per share(1)(2)	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	RMB 0.09	USD 0.01
Diluted earnings per share(1)(2)	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	RMB 0.09	USD 0.01
Extraordinary item per share	RMB 0.01	—	—	—	—	—
Basic income per ADS	RMB 4.26	RMB 7.88	RMB 7.80	RMB 10.41	RMB 5.18	USD 0.76
Diluted income per ADS	RMB 4.26	RMB 7.88	RMB 7.80	RMB 10.40	RMB 5.18	USD 0.76
Ordinary shares used in computation:(2)(3)
Basic	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,997,606,762	1,997,606,762
Diluted	1,800,000,000	1,800,000,000	1,800,000,000	1,802,742,035	1,997,606,762	1,997,606,762
Cash dividends declared per share	RMB 0.01	RMB 0.16	RMB 0.00	—	—	—
Cash dividends declared per ADS	RMB 0.38	RMB 9.31	RMB 0.07	—	—	—
Share-based compensation expense during the relevant period included in:
Selling expenses	—	—	—	12,210	11,796	1,728
General and administrative expenses	—	—	—	1,210	483	71
Research and development expenses	—	—	—	4,497	3,164	463

(1)	We have been entitled to certain tax holidays and tax refunds in the past. Without applicable tax holidays, our net income attributable to our shareholders for the years ended December 31, 2007, 2008 and 2009 would have been reduced by RMB35.3 million, RMB104.4 million and RMB26.0 million (US$3.8 million), respectively, and our basic and fully diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 would have been reduced by RMB0.02, RMB0.06 and RMB0.01 (US$0.00), respectively. The details of tax refunds we received are as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
				(as adjusted)(4)
	(in thousands, except share, per share and per ADS data)
Income tax expenses excluding tax refunds	(15,041)	(43,902)	(37,443)	(26,527)	(28,838)	(4,225)
Income tax refunds	—	—	—	58,767	—	—

Income tax (expense) benefit	(15,041)	(43,902)	(37,443)	32,240	(28,838)	(4,225)

(2)	All share and per share data have been presented to give retrospective effect to our reorganization.
(3)	Our company issued 1,800,000,000 ordinary shares in August 2006 in connection with our reorganization in 2006. For the purposes of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented.
(4)	In November 2009, we acquired 100% equity interest of Jiangsu Kangpeng Nong Hua Limited, or Kangpeng Nong Hua, for RMB25 million (US$3.7 million) in cash. As our Chairman and CEO, Dr. Yang held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it was considered a transaction between entities under common control. Therefore, our consolidated financial statements have been retroactively adjusted to reflect the combined entities for the periods during which the entities were under common control.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(as adjusted)
Selected Consolidated Balance Sheet Data
Cash	89,167	37,633	56,929	180,602	351,097	51,436
Accounts receivable, net	14,520	81,370	86,749	136,664	94,154	13,794
Inventories	25,493	61,446	111,117	218,263	271,434	39,765
Total current assets.	178,168	203,590	311,237	584,506	798,157	116,930
Property, plant and equipment, net	31,342	131,802	216,824	405,180	699,181	102,431
Total assets	219,490	370,183	563,527	1,063,457	1,575,283	230,780
Short-term bank borrowings	2,000	40,000	40,000	65,000	—	—
Accounts payable	6,908	23,043	43,127	81,382	81,870	11,994
Amounts due to related parties	2,220	65,638	40,366	51,246	23,659	3,466
Total current liabilities	26,208	210,489	168,893	296,998	339,831	49,786
Long-term bank borrowings	—	—	—	—	10,000	1,465
Total liabilities	26,208	210,489	168,893	318,244	383,023	56,113
Ordinary shares(1)	—	18,446	18,446	18,446	21,686	3.177
Our shareholders’ equity	193,282	152,213	387,021	730,133	1,186,252	173,787
Noncontrolling interests	—	7,481	7,613	15,080	6,008	880
Total equity	193,282	159,694	394,634	745,213	1,192,260	174,667

(1)	We were incorporated on May 30, 2006 and as part of a series of reorganization activities, became a holding company of our subsidiaries in August 2006. Our financial results are presented as though the reorganization were completed at the beginning of the earliest period presented, or January 1, 2005.

Currency Translations and Exchange Rates

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, in effect as of December 31, 2009. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “—Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On May 28, 2010, the noon buying rate was RMB6.8305 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2009
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May (through May 28)	6.8305	6.8275	6.8130	6.8245

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Related to Our Company and Our Industry

If we are unable to manage our growth effectively, our business, financial condition and operating results could be harmed.

We have experienced rapid growth, especially since 2003, which has required us to expand our operations and make increasing investments in our management, administrative, operational and financial infrastructure. For example, the number of our employees increased from 118 as of January 1, 2003 to 1,585 as of December 31, 2009. Furthermore, our sales increased from RMB68.9 million in 2003 to RMB820.3 million (US$120.2 million) in 2009. Rapid expansion has placed strain on our management resources and may have led to inefficiencies in our administrative systems or business operations, some of which we have not yet discovered or addressed. It has also placed a strain on our ability to expand manufacturing facilities that can satisfy the increasing number of orders we receive. While our customers typically give us an estimated production plan for a period of two to twelve months, those estimates are not binding. Typically, it takes two to three years from the time that we acquire the land for a production facility for that production facility to begin operations. The relatively short lead- time and non-binding nature of the production estimates that we receive from our customers and the relatively long and capital-intensive process involved in creating new production capacity have made it difficult to anticipate needed production capacity. For example, the lack of growth of our revenues and our net income from 2006 to 2007 resulted in part from the fact that we were producing at or near maximum capacity and were not rolling out our new production facility until late in 2007. In addition, the decline of our revenues in 2009 from 2008 resulted mainly from the impact of the global financial crisis and economic recession. Despite the temporary decline we experienced in 2009, we expect our business to continue to expand significantly as the global economy gradually recovers and demand for specialty chemicals in our industry increases. For instance, while we increased our production capacity when we opened our new production facilities in late 2007 and 2009 and through our acquisition of Jiangsu Wei Er in February 2008, we may in the future face periods of increasing demand in which we are unable to address increasing orders. Our future prospects will depend in part on the ability of our senior management to successfully manage our operations so that we are able to capitalize on any growth opportunities that arise. In order to be positioned to take advantage of any future growth opportunities that may arise, we must take, among other actions, some or all of the following actions:

•	increase production capacity and further renovate our production facilities, either at our existing facilities or through the construction or purchase of additional facilities;

•	keep up with evolving industry standards, technologies and market developments, expand research and development capabilities and continue to improve our engineering and manufacturing processes;

•	improve our existing, or implement additional, operational and financial systems, procedures and controls;

•	increase awareness of our brand name, protect our reputation and expand our sales and marketing network and capability in order to further deepen and broaden our business scale and scope;

•	attract, train and retain qualified research and development and operational employees and manage our rapidly growing employee base;

•

retain our key relationships with government agencies, obtain and maintain any governmental approvals required for our business, including current and future product offerings, and respond to changes in the regulatory and policy environment; and

•	integrate any acquired businesses into our operations and realize the potential benefit of our acquisitions.

Furthermore, we need to maintain, expand and diversify our relationships with our existing and new customers, suppliers and other third parties. If our current and planned operations, personnel, systems, internal procedures and controls are not adequate to support our recent and future growth, then our business and financial condition could be adversely affected. In addition, the success of our growth strategy depends on a number of internal and external factors, such as raw material costs, our ability to increase production capacity and output and our ability to develop and commercialize new products together with our customers and end users. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our operating history with our current scale and product mix may not serve as an adequate basis to judge our future prospects and results of operations.

Our product mix varies frequently from year to year in accordance with the specific demands and industry of the end users of our products. This in turn can lead to fluctuations in our sales. We had sales of RMB589 million, RMB942.5 million (as adjusted) and RMB820.3 million (US$120.2 million) and net income attributable to our shareholders of RMB234.0 million, RMB312.4 million (as adjusted) and RMB172.4 million (US$25.3 million) in 2007, 2008 and 2009, respectively. In the event that we are unable to expand our business and increase our sales, we may not achieve similar results in future periods. Accordingly, you should not rely on our past results or historical growth rate as an indication of our current or future business, financial performance and prospects.

Among other factors and limitations, you should consider our future prospects in light of the risks and uncertainties experienced by a specialty chemicals company, which is based in China. These risks include, among others, the risk that we will be unable to:

•	retain existing customers and obtain new customers;

•	diversify our revenue sources by successfully identifying market opportunities, developing technologies and processes, achieving economies of scale and commercializing our pipeline products;

•	expand our business and effectively manage our business as it expands;

•	anticipate and respond in a successful and timely way to changes in technology, market developments and regulatory environment;

•	obtain on commercially reasonable terms the licenses required to operate and expand our business;

•	protect our intellectual property and our customers’ intellectual property and manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our prospects, business, financial condition, results of operations and future growth would be adversely affected.

If the end markets for our specialty chemicals decline or do not grow as quickly as we anticipate, or if our customers do not succeed in increasing their market shares in those markets, our business prospects and results of operations could be harmed.

Demand for our products is dependent on demand for the end products that incorporate our products. Most of those end users are in the electronics, pharmaceuticals and agrochemicals industries. While some of our sales are to direct end users, a significant percentage of our sales are made to trading companies that act as middlemen and sell our products to end users for multiple industry applications. Due to this sales model, there is a degree of uncertainty about the identity of the ultimate end users of some of our products, the industries in which our products are used and our estimates of the approximate percentages of sales derived from each end market into which we sell our products. The largest percentage of our sales has historically been derived from products used in the electronics industry, particularly in the manufacture of TFT-LCDs. Historically, the second largest percentage of our sales has been derived from products used in the pharmaceuticals industry and this sector has been increasing in importance to our business. Although it has historically been the smallest source of sales of our products, the agrochemicals industry has also been increasing in importance to our business over time, except in the second half of 2009 because the global agrochemical business deteriorates as a result of the global economic recession and unfavorable weather patterns in some major farming markets. Even in the first half of 2010, according to the feedback of our customers and other sources in this industry, the recovery in demand for agrochemical products is still mild. Our future success depends on the continued growth of these markets as well as the growth, viability and financial stability of our customers and end users and the end-market demand for our customers’ products. If the end markets for our specialty chemicals decline or do not grow as quickly as we anticipate, just like what we experienced in the first quarter of 2009 for the electronics chemical market and the second half of 2009 for the agrochemical market, or if our customers do not succeed in increasing their market shares in those markets, our business prospects, financial condition and results of operations could be harmed. In particular, the end markets for our products, the electronics, pharmaceutical and agrochemical industries, are characterized by rapid technological changes, short product life cycles, vigorous competition, consolidation and/or pricing and margin pressures. More recently, significant decreases in demand for consumer electronics, beginning in the second half of 2008 brought on by the recent global economic downturn resulted in decreases in demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009, particularly in the first quarter of 2009. In addition, significant decreases in demand for agrochemicals beginning in the second half of 2009 brought on by the recent global economic recession resulted in decreases in demand for our specialty chemicals used in the agrochemical market in the second half of 2009 and we foresee only mild recovery in demand in the first half of 2010. Therefore, although we have seen a strong recovery in demand for our products in the electronics chemical market and some sign of recovery in demand for our products in the pharmaceutical and agrochemical markets starting from the beginning of 2010, the increase in sales of our products resulting from anticipated growth in these industries may be less than expected or may fail to materialize altogether if the global economic condition changes. If anticipated growth occurs at a slower rate than expected or fails to occur at all, our strategy to expand our business by continuing to expand into these end markets may not be successful, which could have a material adverse effect on our business. If any of these risks materialize, we may not grow or our growth may slow and our business, financial condition and operating results could be materially harmed.

We may prove unsuccessful in our ability to manage increased manufacturing capacity and increased research and development capability and we may not realize the anticipated benefits from either or both of these expansions.

We manufacture all of our products and conduct our research and development activities in our facilities in China. We have expanded, and continue to expand our manufacturing capacity at our existing facilities and through the addition of new facilities. As of December 31, 2009, we owned and operated six production facilities with a total maximum production capacity of 2.0 million liters of reactor volume. We have also built a new research and development center and head office building in Shanghai that significantly increased our research and development capabilities. We must continue to devote significant resources to the expansion of our manufacturing capacity. These planned expansions will be expensive, will require a significant amount of management’s time that could otherwise be used in other aspects of our business and may disrupt our operations. We will incur these costs, which may be higher than we anticipate, as well as continuing costs of maintenance and operations for these facilities, even if we are unable to utilize the increased capacity and capability due to decreases in demand for our products, reduced sales volumes or otherwise.

Additional risks associated with increasing our manufacturing capacity and research and development capabilities include:

•	inability to attract and retain manufacturing personnel and research and development engineers or shortages of such personnel;

•	difficulties in achieving adequate yields or quality control from new or expanded manufacturing facilities;

•	inability to quickly implement an adequate set of financial controls to track the increased scale of our business;

•	lack of trained personnel to manage the operations and customer contracts appropriately;

•	wage inflation and unfavorable exchange rates;

•	maintaining customer, supplier and other favorable business relationships;

•	effective training of staff to manage new customers and products;

•	unanticipated disruptions in our operations which may impact our ability to make timely deliveries to our customers, produce quality products and ensure overall customer satisfaction;

•	delays in commencing operations at our new and expanded facilities; and

•	costs required to procure all necessary equipment for these projects and expansion, which may be higher than anticipated.

In the event that we are unsuccessful in our ability to manage and utilize this increased capacity and capability, or if the delays, disruption, or costs related to these projects are greater than we anticipate, our business, financial condition and operating results could be harmed.

Our products, in particular our commercialized projects, may be subject to decreasing pricing trends and reduced margins in the future. If we are unable to successfully replace these products subject to those trends with newer, more profitable products, our sales and future results of operations could be harmed.

Many specialty chemicals, including those that we manufacture, are subject to price declines over time due to competitive forces, while manufacturing and material costs may remain constant or increase. In particular, our average selling price of our commercialized products decreased from RMB971,000 per metric ton in 2007 to RMB444,000 (as adjusted) per metric ton in 2008 and to RMB308,000 (US$45,122) per metric ton in 2009. As our products enter into a later stage in their lifecycles, the average selling prices of those products may continue to decrease.

In addition, many of the raw materials we use, particularly petroleum-based chemicals and solvents, fluorine and hydrofluoric acid, have been subject to significant price fluctuations in recent years. As a result of the decline in average selling prices for our commercialized products and the fluctuations in the cost of the raw materials that we use to produce those products, margins for some of our specialty chemicals have declined and may continue to decline over time. We must continuously transition our product range to newer, more advanced specialty chemicals to command higher margins to maintain our growth and profitability and to offset rising raw material costs. Our profitability also depends on our ability to successfully control costs during the manufacturing process by continuing to increase the efficiency of our manufacturing processes, reduce raw material consumption and increase production yields. In addition, changes in our product mix or production of products with lower average selling prices by new or acquired facilities may negatively affect our overall average selling prices. For example, decrease in the average selling price of our commercialized products between 2007 and 2009 was largely due to the impact of sales of products from our recent years’ quick expansion into agrochemical business, whose current product mix predominantly consists of products with high sales volumes but low average selling prices. If we are unable to successfully design, manufacture and market new products that command higher average selling prices, or if we fail to effectively increase the efficiency of our manufacturing processes, continue to control manufacturing costs or shift new or acquired facilities to higher value-added products, our business, financial condition and operating results could be harmed.

Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.

Our results of operations have fluctuated in the past and may continue to fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter fluctuations in their results of operations, these fluctuations are particularly relevant to us as a result of our current reliance on a limited number of customers, our reliance on purchase orders rather than long-term contracts with our customers, our relatively small size, our limited operating history and the dynamics of operating a business in China. Factors that could cause our results of operations to fluctuate include, among others:

•	seasonal or periodic fluctuations in our customers’ and end users’ businesses, which could cause the timing of their purchases of our products to vary;

•	the timing of purchases made by our customers, which are tied to the needs of such customers and subject to any seasonal or periodic fluctuation in their businesses;

•	the average selling prices of our products;

•	delivery delays, price fluctuations and shortages with respect to raw materials that we acquire from suppliers, outsourced manufacturers, and other third parties;

•	the rate and cost at which are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	timing and changes by our end users in the commercializing their products;

•	unpredictable volume and timing of customer orders, most of which are determined not on a fixed contractual basis but rather on a discretionary purchase-order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	unplanned expenses incurred to address contingencies such as manufacturing failures, defects or downtime;

•	costs relating to acquisitions and investments;

•

the effects of the global economic downturn, which have led to decreases in demand for our products, including those used in the manufacture of electronics, especially TFT-LCDs in 2009, and those used in the manufacture of agrochemicals in the second half of 2009;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Euro, U.S. dollar and Renminbi;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in our competitive environment;

•	litigation involving intellectual property; and

•	international or China-specific economic downturns.

A number of these effects are most noticeable in the first quarter of a non-recession business year, which is when we generally experience lower demand for our products, in particular commercialized products, than in other quarters.

In addition, as we generally do not enter into long-term contracts with our customers, any decision by one or more of them to reduce or terminate orders during a certain period of time could have an adverse effect on our sales for those periods. We base our planned operating expenses in part on our expectations of future revenue, and as a result, a significant portion of our expenses will be fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall.

Furthermore, the occurrence of any of the risks described above could result in harm to our business, financial condition and operating results, especially if it continues for a period of time or is not mitigated in subsequent periods.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently derive the substantial majority of our sales from a limited number of customers. Our customers consist of the actual end users of our products as well as trading companies that sell our specialty chemicals to third parties. In 2007, 2008 and 2009, aggregate sales to our three largest customers represented approximately 65%, 65% (as adjusted) and 61% of our sales, respectively. Our two largest customers in 2007, and our three largest customers in 2008 and 2009, each individually accounted for more than 10% of our sales, while our single largest customer accounted for 39%, 35% (as adjusted) and 24% of our total sales in 2007, 2008 and 2009, respectively. In addition, some of our end users purchase our products indirectly through one or more of our customers that are trading companies. We are unable to fully assess the exact amount of such indirect sales although we are aware of the occurrence of these situations based on various discussions with certain of our end users and customers. Based on the assessments of the amount of sales to our single largest end user, including both direct purchases from us and indirect purchases through trading companies, the percentage of sales accounted for by that end user is larger than the figures indicated above for our single largest customer. Due to the concentration of our business and dependence on a limited number of customers and end users, any one or more of the following events, among others, some of which we experienced in 2009, may cause material fluctuations or declines in our revenues and have a material adverse effect on our financial condition, results of operations and prospects:

•	reduction, delay or cancellation of orders or contracts from one or more of our significant customers, and our failure to identify additional or replacement customers;

•	reduction, delay or cancellation of orders to our customers from one or more of the companies to which they sell our products, due to a reduction in their customers’ product sales or otherwise;

•	the decision by one or more of our significant customers to select one or more of our competitors to supply their specialty chemicals needs;

•

loss of one or more of our significant customers and our failure to obtain additional or replacement customers that can replace the lost sales volume at satisfactory pricing, production and other terms;

•	reduction in the price that one or more of our significant customers is willing to pay for our products;

•

any adverse change in the bilateral or multilateral trade relationships among China, the United States, Japan and European countries that could cause us to lose access to certain customers or make such access more difficult; and

•	the failure or inability of any of our significant customers to make timely payment for our products.

We anticipate that our dependence on a limited number of customers will continue in the foreseeable future although we have been doing our best in recent years to diversify our customer base. In addition, as we generally do not enter into long-term contracts with customers, but receive purchase orders based on the specific needs of our customers, we are frequently subject to the renegotiation of pricing and other terms. We have and may continue to be required to reduce our average selling price in response to competitive pricing pressures. We also do not typically obtain firm purchase orders or commitments from our customers for extended periods. These factors may result in a lack of certainty and predictability about our sales, which may fluctuate unpredictably depending on customer demand and orders. Although we have historically retained many of our largest customers for extended periods, we cannot be certain whether these customer relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future.

In addition, while we work closely with our customers to develop forecasts for periods of up to one year, these forecasts are not binding and may be unreliable. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control, which could materially and adversely affect our sales and results of operations. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products also reduce our ability to accurately estimate the future requirements of our customers. The difficultly of forecasting the level of customer orders with certainty makes it difficult to schedule production, order appropriate levels of materials and maximize the utilization of our manufacturing capacity. This could also lead to an inability to meet production demands, which could harm our business, financial condition and operating results.

Our current business and future growth depend in part upon the level of regulatory and commercial success of the end products incorporating our specialty chemicals. If those end products experience regulatory or commercial setbacks, related expenditures and development activities may fall short of our expectations and our business, financial condition and results of operations may be harmed.

Many of the orders we receive are for specialty chemicals used in products still in the development stage or at an early stage of marketing, some of which are subject to regulatory review and approval. Whether those products receive such required approvals and ultimately pass through the test stage and reach a level of commercial production will significantly affect our future sales as we continue to provide specialty chemicals to those customers and end users. In particular, certain of our specialty chemicals are used as intermediates for the research and development of new pharmaceutical and agrochemical compounds. As pharmaceutical and agrochemical companies seek to develop new drugs and agrochemical products that will be successful in the marketplace, they conduct extensive research and development. We supply pharmaceutical and agrochemical companies with pilot quantities of novel specialty chemicals for use in their research for commercial production and clinical development. If those products prove effective, obtain governmental approval and achieve marketing success in the future, we may be able to supply them with larger quantities of specialty chemicals. However, if the products which use our specialty chemicals do not prove effective, fail to receive regulatory approval or fail to achieve commercial success, we will not be able to increase our sales of those specialty chemicals, which could materially and adversely affect our growth prospects.

If the companies that use our products change their production processes, demand for our specialty chemicals could decline, and our business, financial condition and results of operations could be harmed.

Our specialty chemicals are used in a range of applications. Changes in the production processes used by our customers or the companies that purchase their products could reduce or eliminate demand for the specialty chemicals that we produce or make our specialty chemicals unnecessary. Companies that use our specialty chemicals may also decide to produce or purchase alternative materials or use production processes that no longer require our products. If such a change were to occur, whether due to price, performance or other considerations, we might not be able to supply specialty chemicals that meet those new requirements. For example, the markets for electronics and pharmaceuticals, where many of our specialty chemicals have been used in recent years, are rapidly evolving and demand for our specialty chemicals that are used in these markets could change quickly. Our business, results of operations, and financial condition could be materially and adversely affected if we were unable to successfully adapt to such changes in a timely or cost-effective manner.

Our business and prospects depend on our ability to successfully identify market opportunities for new products, develop new technologies and develop and implement manufacturing processes for commercial production of the new products. If we are not successful in expanding our sales into new product lines, our business, financial condition and results of operations could be harmed.

Our business model depends on our ability to successfully identify specialty chemicals with significant market opportunities for end users, develop new technologies and develop and implement manufacturing processes for commercial production. The manufacture of new and technologically advanced products involves complex and uncertain processes requiring highly skilled engineering and development personnel. If we are unable to successfully develop these products or processes or if the benefits from developing them prove to be less than anticipated, our growth may slow or stall, and we may incur costs that are not offset by sales from the new specialty chemicals. Even if we correctly identify specialty chemicals that offer significant market opportunities, we may be unable to produce new products in a commercially viable manner, if at all.

The applications for specialty chemicals are characterized by rapid technological advances. Our technologies, processes and products may become uncompetitive or obsolete if we are less successful at adapting to new technologies, new processes, new products, changes in customer demand or changes in customer requirements than our competitors. In order to keep pace with technological advances and to retain our competitive position, we will need to invest substantial financial resources to improve our technologies and production processes. If we fail to commercialize our research and development results or to improve our technologies and production processes, we may become less competitive and our results of operations may be negatively affected.

A payment failure or cancellation of purchase orders at a late stage by any of our large customers could significantly harm our cash flows and results of operations.

Consistent with industry practice, under many of our purchase orders with our customers, we offer 30 to 120 days sales credit terms to our customers, unless we receive collateral for the payment obligations. Historically, we have not experienced any significant delay, refusal or inability of our major customers to make timely payments to us, but payment problems may arise in the future. If any of our customers fails to make timely payments, we could experience delays in our cash receivables, incur costs to collect overdue payments, write off accounts receivable or increase provisions made against our accounts receivable, which could adversely affect our cash flows and results of operations.

Due to the extremely difficult global economic and market situation in 2009, we examined our inventory at year-end and decided to take a provision of RMB 14.7 million to write down the value of some of our obsolete inventories. This is a specific year-end non-cash charge, and we believe it reflects the realities of our current business. However, we cannot assure you that we will not make any write-downs in the future. Any future write-downs will adversely and materially harm our cash flows and results of operations.

In the event that we are unable to obtain raw materials in a timely manner and at reasonable prices, our business, financial condition and results of operations would be harmed.

Raw materials accounted for 86.6%, 86.8% (as adjusted) and 77.0% of our cost of sales in 2007, 2008 and 2009, respectively. In addition, raw material costs accounted for 37.7%, 50.5% (as adjusted) and 46.5% of our sales in those periods, respectively. While the factors affecting the prices of our raw materials are difficult to predict, changes in the price of raw materials may have a significant impact on our cost of sales. In recent years, the prices of fluorine, hydrofluoric acid, petroleum-based solvents and many of the other raw materials we use have fluctuated significantly. We expect raw material prices to continue to increase as the global economy recovers. In the event that raw material prices increase above certain levels, the continued production of our products may become uneconomical. Our inability to fully offset the effects of higher raw material costs or to obtain such raw materials on pricing and other terms satisfactory to us could have a material and adverse effect on our financial condition and results of operations.

If we are unable to secure adequate amounts of necessary raw materials, it may limit or prevent us from delivering our specialty chemicals in a timely manner to our customers in the required quantities and at competitive prices, which could result in order cancellations, decreased revenue and loss of market share. We have not entered into any long-term agreements with our suppliers. If we fail to maintain our relationships with our current suppliers or develop relationships with our suppliers on pricing and other terms that are satisfactory to us, or if a supplier fails to supply raw materials that meet our quality, quantity and cost requirements, we may be unable to fill our customers’ orders on a timely and cost-effective basis, which could result in order cancellations, decreased revenue, loss of market share and damage to our reputation.

In the event that the third parties who supply chemical components for our specialty chemicals are unable to deliver those chemical components in a timely manner and at a sufficient quality level, our business, reputation and results of operations could be harmed.

Some of the chemical building blocks involved in the manufacture of specialty chemicals we produce are commodity chemicals, the manufacture of which does not require advanced process or manufacturing expertise. In order to focus on our core competencies, we outsource some of the less advanced production to third-party manufacturers who provide us with components for use in our manufacturing processes. We believe this arrangement is more efficient and economical than producing these chemicals ourselves. While we monitor the quality of the chemical components we receive and carefully select our vendors, we cannot guarantee the quality or timely delivery of the chemical components produced by those vendors. If our vendors fail to timely deliver those chemical components, or if those components are of inadequate quality, our own production could be delayed. While we generally have not experienced problems with quality or timeliness in delivery by these third-party suppliers, we cannot ensure that such problems or delays will not occur in the future. If we experience problems with the quality of outsourced chemical components we purchase or delays in the delivery by these third-party suppliers, our ability to produce and deliver satisfactory quality products in a timely way using those chemicals could be compromised, which could harm our reputation, business and results of operations.

We have one significant deficiency and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 although we identified one significant deficiency and certain other control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that some misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The identified significant deficiency pertains to a lack of monitoring of the process of construction-in-progress, or CIP, to ensure that CIP is properly recorded based on the construction progress. Since the identification, we have taken, and are continuing to take, a number of measures to remediate this deficiency, including but not limited to: (i) implementing strict accounting and closing procedures during the process of working with the Sarbanes-Oxley Act, or SOX, compliance consulting firm, and (ii) hiring an external construction inspection firm to ensure that construction progress milestones are properly and timely reported then recorded in our accounting books, and properly and timely transferred to fixed assets once projects are completed.

Nevertheless, we cannot assure you that these measures will be effective and that we will be able to resolve these deficiencies in internal control over financial reporting in a timely and effective manner or that any deficiencies in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. If we are unable to implement solutions to any weaknesses in our existing internal controls and procedures, or if we fail to maintain an effective system of internal controls in the future, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our ADSs may be adversely impacted.

We have limited insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2009, we carried approximately RMB622.0 million (US$91.2 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury and third-party liability for all of our operations. We also have a directors and officers, or D&O, insurance with US$10 million coverage. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, other types of litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

We face risks associated with the marketing and sale of our specialty chemicals internationally, and the failure to effectively manage these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2007, 2008 and 2009, sales to customers outside of China represented approximately 74.6%, 48.7% (as adjusted) and 55.8% of our sales, respectively. These figures include sales made to Japan, which constituted 67.0%, 36.1% and 51.0% of our sales made outside of China and 50.0%, 17.6% (as adjusted) and 28.5% of our total sales in 2007, 2008 and 2009, respectively. The majority of our products sold to China-based trading companies, which we account for as domestic sales, are ultimately sold to end users in international markets such as Japan, the United States and Europe. We anticipate that revenues derived internationally will continue to be significant to our sales in the near future. The marketing and sale of our products in the international market expose us to a number of risks, including, among others, the following:

•

increases in trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	trade disputes between China and other jurisdictions such as Japan, the United States and Europe;

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining marketing and selling efforts in various countries;

•	increased shipping costs; and

•	difficulties and costs related to compliance with the different commercial, environmental and other legal requirements in the various international markets in which we sell our products.

Furthermore, the geographic concentration of our sales in Japan heightens these risks with respect to that region. If any of these risks materialize with respect to Japan, or if economic conditions generally worsen there, or in the event of a natural disaster there, our results may be disproportionately affected and our business may be harmed and we may experience losses. The occurrence of one or more of these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

If we are unable to compete successfully against our current and future competitors, many of which have greater name recognition, resources, experience and larger customer bases than we do, our business, financial condition and results of operations could be harmed.

We compete against a number of Chinese specialty chemicals producers, such as Wuxi Pharmatech Co., Ltd., Asymchem Laboratories Co., Ltd., Xi’an Ruilian Modern Electronic Chemicals Co., Ltd., Yantai Valiant Fine Chemicals Co., Ltd., and Zhejiang Yongtai Chemical Co., Ltd., and foreign specialty chemicals producers, such as Lonza Group Ltd., Evonik Degussa GmbH, Lanxess AG, Balchem Corporation, Rohm and Haas

Company, and Sigma-Aldrich Corporation. We face competition based on a number of factors, including quality, timeliness, good manufacturing practices, depth of customer relationships, pricing, geography and ability to protect confidential information and intellectual property. Many of our competitors have longer operating histories, economies of scale, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, production, distribution, technical and other resources and experience than we do. Our competitors’ greater size in some cases provides them with greater pricing flexibility and a competitive advantage with respect to production costs due to greater economies of scale and their ability to purchase raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours and that may render our technologies, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. In addition, new competitors or alliances among our competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors could have a material and adverse effect on our business, financial condition and results of operations. In addition, as more Chinese and international chemical manufacturers continue to invest in China and take advantage of lower production and labor costs in China, we may face increasing pricing pressure and decreasing demand for our products and services as well as increasing competition for qualified personnel, which could have a material and adverse effect on our business, financial condition and results of operations.

We also expect increasing competition as new companies enter the market and more advanced technologies become available. Our products and expertise may be rendered obsolete or uneconomical by technological advances or new approaches. The current or future technologies used or developed by our competitors may be more effective or advanced than those used and developed by us. Furthermore, increasing competition increases pricing pressure for our products, which can reduce our profit margins on the products we sell and have a material and adverse effect on our business, financial condition and results of operations.

Our use, production and disposal of hazardous materials subject us to stringent environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business.

Because we use, produce and dispose of hazardous materials and our production processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with national and local environmental, health and safety regulations applicable to us. We believe that we have instituted environmental, health and safety procedures and measures that meet or exceed the standards prescribed by national, provincial and local regulations in China. However, we cannot completely eliminate the environmental, health and safety risks associated with our use, production and disposal of hazardous materials and we have experienced environmental, health and safety incidents at our facilities in the past, including fires, leakages and other accidents, which have resulted in regulatory actions requiring us to take corrective actions and subjected us to fines and other penalties. In some cases, we have been required to temporarily suspend production or cease operations while we performed corrective actions. We believe we are currently in compliance with applicable environmental, health and safety regulations in all material aspects and have all necessary environmental, health and safety permits to operate our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we may be subject to significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations.

Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations may be adversely affected.

We use, handle, store and dispose of hazardous materials in our operations, many of which are toxic and flammable. We believe that we have been diligent in designing and implementing procedures and measures to promote occupational health and safety in compliance with the standards prescribed by national, provincial and local regulations in China. However, we cannot completely eliminate the risks of contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials. We have experienced incidents in the past, including fires, leakages and other accidents, and there can be no assurance that such incidents will not occur in the future. In the event of future incidents, we could be liable for any damages that result, including potentially significant monetary damages for any civil litigation or government proceedings related to a personal injury claim, as well as other fines, penalties and other consequences, including suspension or revocation of our licenses or permits or suspending production or ceasing operations at our research and manufacturing facilities, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations. Furthermore, we currently do not carry any insurance coverage for potential liabilities relating to the release of hazardous materials and any release of hazardous materials could cause us further harm.

Our failure to obtain and maintain permits, licenses and registrations necessary to conduct our business could materially harm our business and prospects.

We use hazardous chemicals that are subject to regulation by many national, provincial and local governmental authorities in China. As we grow, we may become subject to additional regulation or higher compliance standards.

In order to obtain regulatory approval of certain new products and production processes, we must, among other things, demonstrate to the relevant authorities that the product is safe for its intended uses and that we are capable of manufacturing the product in accordance with applicable regulations. The process of seeking approvals can be time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. In addition, some of these licenses and permits are subject to periodic renewal. Failure to obtain or maintain any of these permits and licenses could have a material adverse effect on our business and prospects. New laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.

Our business and operations are subject to business interruption risks due to the actions of third parties, which could have a material adverse effect on our business, reputation, financial condition and results of operations.

Due to the nature of our business, we are at risk of business interruption due to the actions of third parties. For example, many of our vendors and subcontractors have operations that are also subject to environmental, health and safety risks associated with the use of hazardous materials. Some of our vendors and subcontractors are, or have been related parties to us, and have experienced environmental, health and safety incidents in the past that have impacted us, including an explosion at a third party facility that resulted in the death of one of our employees. In addition, we may be adversely impacted by incidents at unrelated facilities. For example, Jiangsu Wei Er was ordered to shut down following an accident at an unrelated facility located in the same industrial park while local authorities investigated the accident. Any future environmental, health and safety incidents affecting our vendors and subcontractors may result in significant regulatory actions, fines and other penalties, including restrictions, prohibitions or sanctions on their operations, and could impair their ability to perform their contracts with us or could otherwise subject us to liability, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations. In addition, there can be no assurance that we will not be adversely affected by incidents at unrelated facilities. Furthermore, we currently do not carry any business disruption insurance coverage and any business disruption could cause us further harm.

Any failure by us to satisfy our end users’ reviews and inspections could harm our reputation and our business, financial condition, results of operations and prospects.

Several end users of our products, including several leading international pharmaceutical companies, routinely audit and inspect our facilities, processes and practices to ensure that our services meet their internal standards and the regulatory standards applicable to them. The internal standards and regulatory standards applicable to these end users may change at any time, which may cause us to incur additional expenditure in order to comply with these standards, and any inability to comply may result in a loss of business. Any failure to complete these audits or inspections to these end users’ satisfaction in the future could significantly harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

If we are unsuccessful at expanding into new product lines, our business and results of operations may suffer. In addition, our business and prospects depend on our ability to successfully identify market opportunities for new products, develop new technologies and develop and implement manufacturing processes for commercial production of the new products.

Our business model depends on our ability to successfully identify specialty chemicals with significant market opportunities for end users, develop new technologies and develop and implement manufacturing processes for commercial production. The manufacture of new and technologically advanced products involves a complex and uncertain process requiring highly-skilled engineering and development personnel. We may be unable to produce new products in a commercially viable manner, or at all. In addition, as specialty chemicals are characterized by rapid technological advances, our technologies, processes and products may become uncompetitive or obsolete if our competitors adapt more quickly or cost effectively than we do to new technologies, processes and products or changes in customer demand or requirements. In order to keep pace with technological advances and to retain our competitive position, we will need to invest substantial financial resources to improve our technologies and production processes. If we fail to commercialize our research and development results or to improve our technologies and production processes, we may become less competitive and our results of operations may be negatively affected. Furthermore, we cannot assure you that products, technologies and processes that we have developed will permit cost effective commercial production on a larger scale.

Our production activities are and will continue to be conducted in concentrated locations. Damage to or disruptions at our production or research and development facilities could materially and adversely affect our business, financial condition and results of operations, especially since we do not have any business interruption insurance.

Our six operating production facilities are located in Shanghai and in Jiangsu and Zhejiang provinces, making our operations particularly vulnerable to natural and other disasters that may occur in those provinces. Operating hazards, natural disasters or other unanticipated or catastrophic events, including power interruptions, water shortages, storms, typhoons, fires, explosions, earthquakes, terrorist attacks, wars, and labor disputes in and around these provinces could cause damage to or destroy our facilities or equipment therein. Any of these or similar events could significantly impair our ability to operate our business, as well as delay our research and development activities and commercial production. Our facilities and equipment are expensive and potentially difficult and time-consuming to repair or replace. Catastrophic events may also result in damage to or the destruction of inventory located in our production facilities. In addition, we do not carry any business interruption or other insurance that would compensate us in the event of a loss of this type. The occurrence of such an event could result in substantial costs and diversion of resources, and our business, financial condition and results of operations may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continuing service of our executive officers. In particular, we depend on the services of Dr. Jianhua Yang, our founder, chairman of our board of directors and chief executive officer and Dr. David Yunhung Tang, our executive vice president, and other members of our senior management team. We do not currently maintain key employee life insurance for Drs. Yang or Tang or for any of our other employees. If one or more of our executive officers is unable or unwilling to continue serving in his or her present position, we may not be able to find a suitable replacement. As a result, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers.

If our business grows rapidly, we may not be able to train and integrate new executive officers and operations staff into our operations in a timely manner to cope with the growing demands of our business. In addition, if any of our executives or other key employees joins a competitor or forms a competing company, we may lose some of our customers and our trade secrets could be compromised. Since our executive officers reside and hold most of their assets in the PRC, disputes that arise between us and our executive officers will most likely be resolved through the PRC legal system. Given the uncertainties associated with the PRC legal system, we may be unable to enforce employment agreements in that jurisdiction. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Because competition for highly skilled employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our business and our expected growth.

Due to the specialized and technical nature of our business and our reliance on proprietary manufacturing technologies, processes, patents and trade secrets, our future performance is largely dependent on the continued service of, and on our ability to attract and retain, qualified scientific, technical, marketing and support personnel. Approximately 20% of our employees are production managers, engineers, technicians or research scientists, who have specialized experience and education. We compete with competitors and other employers, including chemical and engineering companies, for these qualified and experienced science and technology professionals. Without sufficient numbers of skilled employees, our operations would suffer from, among other things, deteriorating production standards and decreasing capacity utilization. Competition for such skilled personnel is intense, and replacing qualified employees is difficult. In order to effectively hire and retain a sufficient number of employees with the skills, experience and education that we require to operate and expand our business, we may be required to offer higher compensation and other benefits, which could materially and adversely affect our business, financial condition and results of operations. If we are unable to attract, retain and motivate our scientific, technical, marketing and support personnel, our business and prospects could be materially and adversely affected. Furthermore, we may not be able to hire sufficient numbers of skilled and experienced employees to replace those who leave, and we may be unable to redeploy and retrain our professionals to keep pace with continuing changes in technology, evolving standards and changing customer demands, which could adversely affect our business and prospects.

Our patents and other intellectual property are important assets to us, and if we are unable to protect them, our business, financial condition and results of operations may be harmed.

Our commercial success will depend in part on our ability to obtain and enforce trade secret and patent protection for our technologies, know-how, processes and products against third-party challenges. We will only be able to protect our technologies, processes and products from unauthorized use by third parties to the extent that we obtain valid and enforceable intellectual property rights with respect to them. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means may only provide limited protection and may not adequately protect our exclusive proprietary interest or permit us to gain or keep our competitive advantage.

Because most of our technologies and production methods or processes involve unpatented, proprietary technology, processes, know-how and data, we primarily rely on trade secret protection and contractual restrictions to safeguard our interests. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, including requiring our employees, consultants, contractors or scientific and other advisors to enter into confidentiality agreements with us and endeavoring to induce the parties with whom we collaborate on research projects including the end users of our products, enter into confidentiality agreements, such persons may still disclose our information to competitors in violation of their agreements. In addition, confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. It may be difficult to prove or enforce a claim that a third party had illegally obtained and used our trade secrets. Our enforcement efforts would be expensive and time-consuming and the outcome would be unpredictable. In addition, our competitors may independently develop technologies that are equivalent to our trade secrets, in which case we would not be entitled to enforce our trade secrets and our business and prospects could be harmed.

As of the date of this annual report, we hold thirteen patents and have fifteen patent applications pending in China. We do not hold any patents and have not submitted any applications for any patents outside of China. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at reasonable costs or in a timely manner. Despite efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. Changes in either the patent laws or in interpretations of patent laws in China or other countries may diminish the value of our intellectual property. Accordingly, there is a risk that we will be unable to fully enforce our patents because we may not be able to claim protection for all the necessary components of our patents.

In addition, we have sold, and expect to continue to sell, a substantial portion of our products outside of China, where we currently have no patent protection. In these jurisdictions, others may independently develop substantially equivalent technologies or processes, or otherwise gain access to our proprietary technologies or processes, and obtain patents for such intellectual properties, including in countries where we sell our products, which could allow those patent holders to prevent us from selling any of our products that infringe those foreign patents in those countries.

If we are not able to protect our trade secrets and obtain and defend our patents, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes, thereby adversely affecting our competitiveness which may materially and adversely affect our business, financial condition, results of operations and prospects.

In the event that our patents are challenged, invalidated or held unenforceable or we are found to infringe third party rights, our business, financial conditions and results of operations could be harmed.

The existence of a patent may not necessarily protect us from competition, as any issued patent may be challenged, invalidated or held unenforceable. Competitors may successfully challenge our patents, produce similar products using processes that do not infringe our patents or produce products in countries where we do not have patents. In addition, it is possible that competitors could, under PRC patent law, apply for and obtain a compulsory license to our patents should we refuse to grant a license under those patents on reasonable terms. The occurrence of any of these events could hurt our competitive position and decrease our revenues from product sales.

Furthermore, the existence of a patent does not provide assurance that the production, sale or use of our products does not infringe the patent rights of another. Third parties may also have blocking patents that could be used to prevent us from marketing products utilizing our patented technologies or processes. In addition, it takes many years for patent applications to go through the approval process and become issued patents, so it is possible that our technologies, processes or products may infringe patents that have not yet been issued. Specifically, in China and many other jurisdictions, the term of patent protection starts from the date the application is first filed. Therefore, our attempt to enforce any PRC patents may be defeated by third-party patents issued on a later date if the applications for those patents were filed before ours and the technologies or processes underlying such patents are the same or substantially similar to ours. In such a case, a third party with an earlier application could force us to pay to license its patented technology, sue us for patent infringement and challenge the validity of our patents. If a third party were to sue us for infringement, the litigation would divert substantial management time and resources, regardless of whether we were ultimately successful. Further, we could be liable for monetary damages and forced to redesign, which might prove impracticable, impossible or too costly our technology to avoid the infringement.

In addition, as we currently have no patent protection outside of China, if any third party successfully obtains patents in any of our markets outside of China covering technologies or processes that we use and enforce their patents against us, we may be prevented from selling products produced from the allegedly infringing technologies in those markets, which may materially and adversely affect our business, results of operations and prospects.

If we fail to protect the intellectual property rights of our customers, we may be subject to liability for breach of contract and our reputation may be damaged.

Protection of intellectual property associated with our production, particularly the production of intermediates used in pharmaceuticals, is critical to our customers. In manufacturing specialty chemicals used in pharmaceuticals, our customers often provide us with confidential information and intellectual property, which we have a contractual duty to protect. As a result, our success depends in substantial part on our ability to protect the proprietary rights of our customers. Protecting the intellectual property of our customers is particularly important to us given we are located in China, and Chinese companies and the Chinese legal system traditionally have not protected intellectual property to the same extent as their counterparts in the United States and other jurisdictions. Despite measures we take to protect our and our customers’ intellectual property, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any unauthorized disclosure of our customers’ proprietary information could subject us to liability for breach of contract, as well as significant damage to our reputation, which could materially harm our business, financial condition, results of operations and prospects.

Litigation involving our intellectual property rights could prove costly, and either those costs or an adverse result in an intellectual property dispute could materially and adversely affect our business, financial condition and results of operations.

We may become a party to future litigation by third parties based on claims that our technologies, processes or products infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. We may also initiate lawsuits to defend the ownership or inventorship of our inventions and our trade secrets. Notably, enforcement of intellectual property rights may be more difficult and/or less effective in China when compared to other jurisdictions, such as the United States, that have a longer history of recognizing and enforcing intellectual property rights. Litigation relating to intellectual property rights is costly and diverts technical and management personnel from their normal responsibilities. Furthermore, we may not prevail in any such litigation or proceeding. A determination in an intellectual property litigation or proceeding that results in a finding of non-infringement by others to our intellectual property or an invalidation of our patents may result in the use by competitors of our technologies or processes and sale by competitors of products that resemble our products. In addition, a determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:

•	pay monetary damages to the other parties to compensate for their loss, which could adversely affect our financial condition and results of operations;

•	cease selling any of our infringing products, which could adversely affect our revenues;

•	cease use of infringing production processes, which could make our products less competitive;

•

obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all, and such license may be non-exclusive and allow one or more of our competitors to have access to the same technology licensed to us; or

•	redesign our technologies, processes or products to make them non-infringing, which would be costly and time-consuming, or may not be possible at all.

Any adverse outcome from such litigation, or the time and cost of the proceedings themselves, could materially and adversely affect our business, financial condition and results of operations. In addition, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation.

Fluctuations in exchange rates could adversely affect our business and your investment.

Our sales are currently denominated in U.S. dollars, Euros and Renminbi, and our costs and expenses are primarily denominated in Renminbi. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign-currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, the Japanese Yen, the Euro and the Renminbi, affect our net profit margins and result in foreign-currency-exchange gains and losses on the corresponding assets and liabilities. For example, we incurred a total net foreign currency loss of RMB1.9 million (US$0.3 million) in 2009 including a net foreign currency exchange loss of RMB2.0 million (US$0.3 million) recognized in our statement of income offset by a foreign currency translation adjustment of RMB0.1 million (US$0.0 million) through other comprehensive income as a component of equity. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur material net foreign currency losses in the future.

In addition, the change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 16.7% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar. Because we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

In addition, an appreciation in the value of the Renminbi against foreign currencies could make our products more expensive for our international customers, which could adversely affect our international sales. Appreciation of the Renminbi could also reduce the competitiveness of the products of our PRC customers in the international market, which may potentially lead to a reduction in their orders from us and negatively affect our sales and results of operations. Furthermore, many of our competitors are foreign companies that could benefit from such currency appreciation, making it more difficult for us to compete against these companies. On the other hand, depreciation in the value of the Renminbi against foreign currencies could increase the costs of the raw materials we purchase from foreign suppliers.

Our future growth depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic relationships, and the failure to do so could have a material adverse effect on our market penetration, revenue growth and prospects.

As part of our plan to sustain business growth, we intend to make strategic acquisitions and investments and to establish and maintain joint ventures and strategic relationships with third parties. We may engage in such activities to gain expertise in performing certain process design and development, production and logistical activities, access to raw materials, equipment and facilities or support our marketing and sales activities. In addition, we may enter into strategic relationships with third parties to gain access to capital or funding for research and development programs, process development programs and commercialization activities, or to reduce the risk of developing and scaling-up for commercial production of pipeline products.

Our strategic acquisitions, investments, joint ventures and strategic relationships with third parties may not be beneficial for our business. Furthermore, exploration into these transactions, whether or not actually consummated, could require us to incur significant expenses and could divert significant management time and attention from our existing business operations, which could harm the effective management of our business. This could have a material adverse effect on our market penetration, revenues growth and results of operations.

In addition, strategic acquisitions, investments and relationships with third parties could subject us to a number of risks, including:

•	our inability to integrate new operations, products, personnel, services or technologies;

•	unforeseen or hidden liabilities, including exposure to lawsuits associated with newly acquired companies;

•	the diversion of resources from our existing businesses;

•	disagreement with joint venture or strategic relationship partners;

•	our inability to generate sufficient revenues to offset the costs and expenses of strategic acquisitions, investments, joint venture formations, or other strategic relationships; and

•	potential loss of, or harm to, employees or customer relationships.

Any one or more of these events could impair our ability to manage our business, result in our failure to derive the intended benefits of the strategic acquisitions, investments, joint ventures or strategic relationships, result in us being unable to recover our investment in such initiatives or otherwise have a material adverse effect on our business, financial condition and results of operations.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future.

We may need to raise additional funds within the foreseeable future if our expenditures exceed our current expectations. This could occur for a number of reasons, including, for example, if we decide to devote a significant amount of financial resources to the research and development of projects that we believe to have significant commercial potential. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by early stage China-based companies; and

•	economic, political and other conditions in China and elsewhere.

If our revenues are not sufficient to meet our operational needs and capital requirements or if we have future liquidity needs or other business reasons, we may need (or we may elect) to sell additional equity or debt securities or borrow funds to raise capital. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends.

Our largest shareholder, who holds a significant portion of our outstanding equity, may have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Dr. Jianhua Yang, our founder, chief executive officer and chairman of our board of directors, beneficially owns approximately 55.5% of our outstanding share capital as of the date of this annual report. As such, Dr. Jianhua Yang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might negatively impact the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our grant of employee share options, restricted shares or other share-based compensation and any future such grants could have an adverse effect on our net income.

We adopted a share incentive plan in 2008 and have granted share options under this share incentive plan. We recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Current or worsening economic conditions could adversely impact our business.

Since early 2008, there has been a significant deterioration in the U.S. and global economy and thus liquidity has contracted significantly. There have been recovery signs since late 2009 and the economic recovery is still in process. Like other players in the market, we face risks attendant to changes in consumer demand for products that incorporate our specialty chemicals, economic environments, changes in interest rates and instability in securities markets around the world, among other factors. In particular, the worsening economic climate had resulted in decreased industrial output and decreased consumer demand for products including consumer electronics, which beginning in early 2009 had resulted in decreased demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009. In addition, we had been unfavorably impacted by the decreased demand in the global agrochemical market beginning in the second half of 2009. Beginning in early 2010, we have seen a strong recovery in demand for our specialty chemicals used in the electronics market and some mild recovery in demand for our specialty chemicals used in the agrochemical market. But we cannot assure you that these resumed growths will continue in the near future as there are many other contingencies and the global economy may further deteriorate given the recent European bank failures and declines in various stock indexes.

Risks Related to Doing Business in China

Substantially all of our operations are conducted in China. Accordingly, to a significant extent, our business, financial condition, results of operations and prospects are subject, to economic, political and legal developments in China.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. In April 2009, an outbreak of the H1N1 virus, also commonly referred to as “swine flu”, occurred in Mexico and has spread to other countries. Cases of swine flu have been reported in Hong Kong and mainland China. If the outbreak of swine flu were to become widespread in China or increase in severity, it could have an adverse effect on economic activity in China, and our business and operations could be adversely affected. Any future natural disasters or health epidemics in the PRC could also have a material adverse effect on our business and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investments in China. We conduct the majority of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. By way of further example, although required by PRC law, many foreign-invested enterprises, including our PRC subsidiaries, have not historically obtained approvals from the National Development and Reform Commission, or NDRC, or its counterparts before receiving the approval from the Ministry of Commerce or its counterparts for their establishment. However, the legal consequence for failure to obtain the NDRC approval by those foreign-invested enterprises, including our PRC subsidiaries, is not prescribed under the current PRC law. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Unauthorized use of our intellectual property by third parties and the expenses we might need to incur in protecting our intellectual property rights, may adversely affect our business.

Our patents, trade secrets and other intellectual property are important to our success. In particular, our proprietary manufacturing processes, many of which we protect as trade secrets, are important to our business and we believe are one of our competitive advantages. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on patent law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation, which could adversely affect our competitive position, our ability to attract customers, and our results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our results of operations and competitive position.

Substantially all of our business operations are conducted in China with some of our sales made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage, but also to control economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign-currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to control the pace of economic growth. These actions, as well as future actions and policies of the PRC government, could cause decreased economic activity in China and could materially affect our business, liquidity, access to capital, results of operations and financial condition.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has contentious relations with some of its neighbors, most notably Taiwan. A significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.

We rely on dividends paid by our consolidated subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2009, our PRC subsidiaries had allocated RMB509.2 million (US$74.6 million) to these reserves, consisting of paid-in capital and statutory reserves. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5% provided our Hong Kong subsidiary is a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise. On October 27, 2009, the PRC State Administration of Taxation issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements”, or Circular 601. Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which involve specific facts and circumstances and significant judgment may be involved. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China that are foreign-invested enterprises to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local branch.

We may also decide to finance our wholly owned subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to complete these government registrations or obtain the government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our subsidiaries or any of their respective subsidiaries. If we fail to complete these registrations or obtain the approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

The approval of the Chinese Securities Regulatory Commission, or the CSRC, might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, which took effect on September 8, 2006, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule also contains a provision requiring offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, Jin Mao PRC Lawyers, has advised us that based on its understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the new M&A rule due to the fact that each of them was already a foreign-invested enterprise before September 8, 2006, the effective date of the new M&A rule.

Jin Mao PRC Lawyers has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule.

However, if the CSRC or another PRC regulatory agency subsequently determines CSRC prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from the initial public offering of our ADSs into China or payment or distribution of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if the CSRC later requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We cannot predict when the CSRC may promulgate additional implementing rules or other guidance, if at all. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

The new M&A rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The new M&A rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the new M&A rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders or our PRC subsidiaries to penalties, limit our ability to distribute capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute funds to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE Circular No. 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the SAFE Circular No. 75 as SPVs. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their SPVs undergo a material event involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. On May 29, 2007, the SAFE issued guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to make overseas investment foreign exchange registration with the SAFE. Our current beneficial owners have made the registration successfully. However, any failure by beneficial owners of our ordinary shares to amend their registration or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular No. 75 could subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Regulation.”

Under the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation guidance on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent who may be the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to these regulations as our company is now an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules were only recently promulgated, it is currently unclear as to how they will be interpreted and implemented. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Share Options.”

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. According to the Double Taxation Arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises and established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese group enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors with voting rights or senior management. If the PRC tax authorities determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our stock may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. According to the Double Taxation Arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Governmental control of currency conversion may limit our ability to receive dividends from our subsidiaries in China.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, debt service or payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are allowed to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, the PRC government may take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of our subsidiaries to obtain foreign exchange through debt or equity financing.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost- effective manner, thus materially and adversely affecting our financial condition and results of operations.

If we are found to have failed to comply with applicable laws, we may incur additional expenditures or be subject to significant fines and penalties.

Our operations are subject to PRC laws and regulations applicable to us. However, many PRC laws and regulations are uncertain in their scope, and the implementation of such laws and regulations in different localities could have significant differences. In certain instances, local implementation rules and the actual implementation are not necessarily consistent with the regulations at the national level. Although we strive to comply with all the applicable PRC laws and regulations, we cannot assure you that the relevant PRC government authorities will not later determine that we have not been in compliance with certain laws or regulations. In particular, there is a PRC regulation requiring all employees to make contributions to a housing provident fund based on their salary level and their employers to match such contributions. However, some employees are reluctant to make such contributions as they do not perceive such contribution will benefit them, and this regulation generally has not been rigorously enforced. We have allowed our employees to make contributions on a voluntary basis and then match their contributions. However, we cannot assure you that in the future the PRC government will not start to enforce this regulation more rigorously. Although there are no material penalties stipulated in this regulation, if we are found to not be in compliance, we may be required to bring current any past deficiencies, which could adversely affect our financial condition and results of operations.

The continuation or worsening of recent trends toward price inflation in China could erode some of the advantages of operating in a relatively low-cost jurisdiction such as China, which could negatively affect our competitive advantages and our results of operations.

In recent years, inflation in China has increased. According to the China Statistics Bureau, consumer price inflation in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively. Because we purchase raw materials from suppliers in China, this price inflation has increased the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, including with respect to our products, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and have a material adverse effect on our business and results of operations.

Risks Related to Ownership of Our Shares or ADSs

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond our control and which may occur regardless of our actual operating performance, including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•

announcements regarding patent or other intellectual property litigation or the issuance of patents to us or our competitors or updates with respect to the enforceability of patents or other intellectual property rights generally in China or internationally;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other specialty chemicals companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	Our board of directors’ decision to implement new share repurchase programs and to change dividend policies.

In addition, the securities market has, from time to time, experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Any of these factors could result in large and sudden changes in the volume and trading price of our ADSs and could cause holders of our ADSs to incur substantial losses. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit or other securities litigation, it would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Substantial future sales of our ADSs or the anticipation of future sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we had 2,167,620,000 ordinary shares outstanding, including 473,160,000 ordinary shares represented by 7,886,000 ADSs. Sales of our ordinary shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

In addition, certain holders of our ordinary shares or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.

Certain actions require the approval of a supermajority of at least two-thirds of the members of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is not lawful or reasonably practicable to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, many of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.

Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2009, and we do not expect to be a PFIC in 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information—Taxation—United States Federal Income Taxation.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chemspec International Limited. We are a holding company incorporated in the Cayman Islands on May 30, 2006 to facilitate investment by foreign financial investors and as part of our restructuring conducted in 2006. We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands. Our current operations are conducted through our subsidiaries organized and located in the PRC. Our ADSs have been listed on the New York Stock Exchange under the symbol “CPC” since June 24, 2009. Our principal executive offices are located at No. 200, Wuwei Road, Shanghai 200331, People’s Republic of China, and our telephone number at this address is (86) 21-6363-9090. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website address is http://www.chemspec.com.cn. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, Fourth Floor, New York, New York 10017.

Shanghai ChemSpec Corporation, or Shanghai ChemSpec, was founded in November 1996 by Dr. Jianhua Yang and Teng Zhou Rui Yuan Fragrance Factory, or Fragrance Factory. In April 2006, Wisecon Limited, or Wisecon, was incorporated in Hong Kong. The transfer of the equity interests in our operating subsidiaries to Wisecon was completed in July 2006 for the purpose of establishing a corporate structure to facilitate the raising of capital from investors outside of China. In February 2006, Stanley Space Limited, or Stanley Space, was incorporated in the British Virgin Islands as the holding company of Wisecon. The initial beneficial owner of Stanley Space was Dr. Jianhua Yang. Stanley Space Limited purchased all of the equity interests of Wisecon in April 2006 for HK$1.0. On May 30, 2006, to facilitate investments by foreign financial investors, Chemspec International Limited, or Chemspec, was incorporated in the Cayman Islands. In August 2006, we issued ordinary shares to existing shareholders of Stanley Space in exchange for the respective equity interest that these shareholders held in Stanley Space, and Chemspec International Limited became the ultimate holding company of our operating subsidiaries.

Shanghai ChemSpec Trading Co., Ltd., or Shanghai ChemSpec Trading, which was incorporated in June 1999 in the PRC as a wholly owned subsidiary of Shanghai ChemSpec Co., purchases raw materials and supplies from suppliers located in China for our core manufacturing business. In October 2007, we transferred all our interests in Shanghai ChemSpec Trading to a third party. In addition, we entered into a series of share transfer agreements to purchase 80% equity interests in Jiangsu Wei Er in January 2008. In March 2008, we acquired an additional 20% interest in Zhejiang Huajing Fluorochemical and Technology Company Limited, or Huajing Company, to increase our equity interest to 80%. Furthermore, we acquired the remaining 20% equity interest in Jiangsu Wei Er for cash consideration of RMB 41,000,000 on November 5, 2009 and 100% equity interest of Jiangsu Kangpeng Nong Hua Co., Ltd., or Kangpeng Nong Hua for cash consideration of RMB25,000,000 on November 9, 2009, respectively. On Feb 1, 2010, we also acquired the 8% minority equity interest of Binghai Kanjie Chemicals Co., Ltd., or Binhai Kangjie, from an independent third party for cash consideration of RMB 2.8 million. As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries:

•

Shanghai ChemSpec, our wholly owned subsidiary incorporated in the PRC that (i) provides overall management and operational planning for all of our subsidiaries and (ii) engages in research and development, the design, manufacture and sale of complex fluorine-based specialty chemicals;

•	Taixing ChemSpec, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Shanghai Qi Yue, our wholly owned subsidiary incorporated in the PRC that engages in trading activities and arranges the export of our products;

•	Shanghai Wan Su, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Huajing Company, a subsidiary in which we hold an 80% equity interest incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Quzhou Kangpeng, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products;

•	Jiangsu Wei Er, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of specialty chemicals used in agrochemicals and pharmaceuticals;

•	Binhai Kangjie, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture of the full range of our products; and

•	Kangpeng Nong Hua, our wholly owned subsidiary incorporated in the PRC that engages in the manufacture and sales of chemical compounds.

As we are in the final process of merging Kangpeng Nong Hua into Jiangsu Wei Er, Kangpong Nong Hua and Jiangsu Wei Er are deemed a united production facility in this annual report.

On June 24, 2009, our ADSs were listed on the New York Stock Exchange.

For information relating to our capital expenditure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

We are a leading China-based contract manufacturer of highly engineered specialty chemicals.

We manufacture specialty chemicals, which are typically highly engineered chemicals used as building blocks in the manufacture of more advanced chemicals or to enhance the performance of the end products manufactured by our end users in various industries including electronics, pharmaceuticals and agrochemicals. In manufacturing specialty chemicals for our customers, we also provide process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into our end users’ own products, thereby enhancing the value of our customers’ end products. We believe that our highly experienced management and research and development capabilities, our ability to rapidly respond to new customer processing specifications and requirements, and our long-term cooperative relationships with our major customers distinguish us from many contract manufacturers of chemicals and that the need to develop some or all of these attributes to be competitive effectively creates barriers to entry into the fields in which we operate. With our six flexible and responsive manufacturing facilities, we are equipped to produce specialty chemicals in both small batches for development stage projects and in large-scale amounts for commercialized projects, according to our customers needs. We refer to projects with sales of less than one metric ton per year, which typically indicates that they are still in a development or experimental stage, as “pipeline projects.” We refer to projects with sales of one metric ton per year or more as “commercialized projects.” We sell our specialty chemicals directly to end users that incorporate them into their products and to trading companies that then sell our products to final end users. We also assist certain of our long-term customers to source specialty chemicals from other producers in China. Since our establishment in 1996, we have developed a reputation for collaborating with our customers to develop and introduce more sophisticated design processes to produce specialty chemicals that meet their specific requirements. We believe that our strong research and development capabilities, efficient management of the manufacturing process and proven track record give us a competitive advantage over our competitors.

We have a demonstrated record of providing tailored contract manufacturing solutions to end users in the major end markets that use specialty chemicals. In particular, we are a principal supplier of fluorinated specialty chemicals used in the manufacture of thin film transistor liquid crystal displays, or TFT-LCDs, and other electronics. We are also a supplier of fluorinated specialty chemicals to a number of international pharmaceutical companies for use in a number of patented, FDA-approved drugs and to agrochemical companies. We expect that sales of our fluorinated specialty chemicals used in pharmaceutical research, development and manufacturing will benefit from both the rapid pace of pharmaceutical innovation and the introduction of new medicines and recent trends in the pharmaceutical industry towards outsourcing of production of specialty chemicals as well as certain product and research and development functions. We believe we are well positioned to take advantage of increasing market demand for outsourcing of the design and manufacture of more complex and highly engineered specialty chemicals, including both fluorinated and other types of specialty chemicals.

In 2009, we recruited highly experienced industry experts across all business segments in order to build a stronger management team. We increased total headcount from 1,171 employees at the end of 2008 to 1,585 at the end of 2009. We also diversified our customer base and built a solid foundation that will allow us to diversify our product mix from traditional chemical intermediates manufacturing into downstream Active Pharmaceutical Ingredients, or APIs, for the pharmaceutical industry and Active Ingredients, or AIs, for the agrochemical industry. We received technology grants from the PRC central and local governments for four out of our six manufacturing subsidiaries. Grants totaled RMB10.5 million (US$1.5 million) in the year 2009—a strong recognition of our leading position in different technologies in many industrial fields in which we are actively involved. We also increased the number of approved patents from 6 at the end of 2008 to 13 by March 31, 2010. We currently have 28 approved and pending approval patents.

Our Products

We manufacture specialty chemicals on a contract basis for our customers. The manufacture of these specialty chemicals includes chemical design, processing and manufacturing solutions tailored to our customers’ specifications. The products we provide to customers are tailored to their requirements but generally include developing an efficient manufacturing process for the requested specialty chemicals, providing small-volume, pilot-level production and then providing commercial level production of specialty chemicals. The specialty chemicals we manufacture generally contain fluorine and are developed and produced by us through proprietary processes tailored for each individual specialty chemical with the qualities and performance characteristics required by the customer. These specialty chemicals are then incorporated into products made by our customers and end users for various applications in different industries, such as electronics, pharmaceuticals and agrochemicals, depending on the end user’s own product specifications and applications.

The prices we charge for our products incorporate fees for our process development services, as we provide these services to customers who place orders for products or who we expect will place orders for products based on our previous transactions with them.

End Uses of Our Products

The products we manufacture are categorized as specialty chemicals in our industry, rather than as commodity chemicals. Specialty chemicals are highly engineered and produced on a custom basis to customer or end-user specifications. Our products are used in various end markets, including electronics, pharmaceuticals and agrochemicals. The specialty chemicals we produce are generally used by our customers and end users as intermediates, because they serve as building blocks for the manufacture of downstream products to produce a desired function or enhance performance.

Electronics Intermediates

The specialty chemicals we produce for the electronics industry are fluorinated intermediates primarily used in the production of TFT-LCDs and, to a lesser extent, other electronics products, such as semiconductors.

Liquid Crystal Intermediates. Fluorine enables liquid crystal formulations to retain liquid crystallinity with significantly reduced viscosity, resulting in much quicker response times and improved quality of TFT-LCDs. Our products are used as intermediates in the production of materials used by manufacturers of TFT-LCDs, primarily for computer monitors and LCD televisions, or LCD TVs. Our TFT-LCD products have been historically used as intermediates to make liquid crystal materials. We continue to work with our end users of these products to develop more advanced generations of specialty chemicals in this area, such as more complex, higher value-added multi-fluorine liquid crystal intermediaries, to further improve response time and picture quality of TFT-LCDs as the TFT-LCD industry continues to grow and develop.

Other Electronics Materials. We also produce materials that are used in other electronics applications, such as monomers for the synthesis of polymers used in the semiconductor industry, coatings and adhesives used in electronics manufacturing and specialty chemicals which increase the photo-sensitivity of products.

Pharmaceutical Intermediates

These specialty chemicals are used as pharmaceutical intermediates in the production of a variety of drugs, such as anti-depressants, diabetes medications, antibiotics, and pain killers. In recent years, the use of fluorine substitution has aided the design and effectiveness of many new pharmaceutical drugs and has resulted in pharmacological agents with improved biological properties, including steroidal and non-steroidal, anti- inflammatory agents, anticancer and antiviral agents and central nervous system drugs for the management of mental illnesses such as depression and psychoses.

We design production processes for our pharmaceutical products based on chemical structures identified by our customers. In the pharmaceutical sector, we typically target customers involved in the development of new drugs that address large markets. By working with pharmaceutical customers on new projects that are generally in an early stage of development, we are favorably positioned to be one of the principal suppliers of specialty chemicals for those customers when the drug reaches commercialization.

We also manufacture advanced chemical intermediates that are of more general application in the pharmaceutical industry and are incorporated into a range of different pharmaceuticals by end users.

Agrochemicals

We also manufacture specialty chemicals used as intermediates by agrochemical manufacturers and fine chemical companies. Our products in this category are used by large agrochemical manufacturers to make herbicides, pesticides and fungicides.

Process Development

In manufacturing specialty chemicals, we work to optimize reaction processes in order to produce specialty chemicals more efficiently than through existing processes. By optimizing and selecting more effective methods of compound synthesis, we reduce the cost of production for our customers. This may be achieved by reducing the quantity of raw materials or number of steps used in reactions, improving the yield of the requested specialty chemicals and accelerating the time needed for production and the overall time-to-market of the product. Our manufacturing facilities are effectively configured to accommodate varying scales of production volume. Our kilo-lab is used to produce small quantities of specialty chemicals that are in the early stages of development and are used on a test basis, or for complex specialty chemicals that are required only in small quantities. Our pilot plant is used to assist our customers during the development stage of products which they may order in larger quantities at a later date. Customers then may move from ordering smaller scale test production, measured in grams, to scale-up quantities, measured in kilograms, to process optimization quantities, which are measured in hundreds of kilograms, to commercial process development quantities, which are measured in tons. Through this range of services, we are able to meet the range of customer demands from clinical trials through commercialization and mass production.

Manufacturing Operations

We currently own and operate six production facilities in China located in Shanghai, Jiangsu province and Zhejiang province. Each of our facilities has the flexibility to produce any of our specialty chemicals. We are in the process of expanding our manufacturing capacity. See “—Headquarters and Facilities.”

We also have the capability to employ specialized reaction technologies including low temperature (-80°C) reactions, organo-metallic reactions, catalytic reactions, high-vacuum reactions, pressure reactions, and reactions that must be carried out under moisture-free and air-free conditions. Our manufacturing processes also involve the use of cryogenic processes, high reactive and corrosive processes and high pressure processes.

We outsource limited production of simpler raw materials and chemicals requiring lower levels of technical expertise, including commodity chemicals, to third-party manufacturers in China, which enables us to focus our limited production capacity on more complex products that can be sold for higher prices.

We also have the ability to internally produce raw materials, such as fluorinated nitrobenzenes, which are essential ingredients used in producing our specialty chemicals. This provides us with a competitive cost advantage and assists us in maintaining a steady source of supply for certain materials.

In December 2008, we entered into a joint venture agreement with Central Glass pursuant to which we have invested US$2.0 million (approximately RMB13.7 million) through Shanghai ChemSpec and Quzhou Kangpeng to become a noncontrolling investor in the joint venture, which is named Central Glass Chemspec Company Limited. The production facility of Central Glass Chemspec Company Limited is currently under construction and does not generate revenue or pay dividend to us.

Sales of Purchased Goods

We also assist customers to source from other producers in China specialty chemicals involving lower levels of technology that we do not normally manufacture ourselves. These sourcing projects, which we also refer to as sales of purchased goods, generally involve locating appropriate sources of the specialty chemicals requested by our customers, examining the chemicals for quality assurance and purchasing and repackaging the chemicals under our brand name for export to the customer. These sourcing projects fluctuate according to individual customer demand.

Our Customers

Our customers consist both of (i) trading companies that then sell our products to the actual end users and (ii) direct end users, which primarily include electronics, pharmaceutical and agrochemical companies. We had 107 customers in seven countries and Hong Kong in 2009. Our end users include many of the leading global companies in the pharmaceutical, agrochemical and electronics industries, including Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include several of the global top pharmaceutical companies and several of the global top agrochemical companies in the world, as measured by sales of those companies in 2009. The majority of our end users are based in Japan, the United States and Europe. Our production methods and facilities have been audited periodically by several major international pharmaceutical companies. To date, most of our customers have returned to us for additional and often larger volume and longer term projects. In accordance with industry practice, we sell substantially all of our products on a purchase-order basis and generally do not enter into long- term contracts.

The table below illustrates our growing customer base:

	As of December 31,
	2007	2008	2009
		(as adjusted)
Top three customer concentration (% of sales)	65%	65%	61%
Total number of customers	37	71	107

In 2009, our top three customers accounted for approximately 61% of our sales. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues” and “—A payment failure by any of our large customers could significantly harm our cash flows and results of operations.”

Sales, Marketing and Distribution

As a contract manufacturer with long-term relationships with many of our customers, we focus on cultivating our existing relationships, enhancing communications with them and responding to their manufacturing needs. We periodically visit our customers to receive feedback on product quality, discuss their requirements and expectations, and anticipate production requirements. We also rely upon referrals from existing customers to extend our customer base and participate in international product fairs and exhibitions in relevant industries to make new contacts and cultivate new customer relationships. We have close to twenty employees involved in sales and marketing, many of whom have technical expertise and industry knowledge.

Pricing of many of our products is based upon negotiation with customers. The primary factors that affect pricing are the level of technological differentiation required, the complexity of the manufacturing process, the amount of time required for product development and ramp up to commercial production levels, the level of research and development required to bring a new product to market, the cost of raw materials and the level of competition in the market.

Suppliers

Our suppliers are primarily located in China, and the principal raw materials or essential ingredients used in the production of our products are generally readily available in China. Prices for our main raw materials and ingredients are generally driven by underlying petrochemical benchmark prices and energy costs.

The raw materials that we purchased from our top five suppliers accounted for 36%, 35% (as adjusted) and 26% of our total cost of revenues in 2007, 2008 and 2009, respectively, equal to 16%, 20% (as adjusted) and 16%, respectively, of our sales in those years.

Our principal raw materials include fluorine, hydrofluoric acid, and petroleum-based solvents. We purchase these raw materials from multiple suppliers at prevailing market prices, and alternative sources are generally available to enable our business to continue in the event of any interruption from present sources. In general, we buy materials on an as-needed basis on the open market at the market price when customer orders are placed. We also undertake some internal production of raw materials using our own facilities. See “—Manufacturing Operations.”

Research and Development

We believe that in order to maintain and enhance our margins and remain competitive, we must continually invest in research and development, product and process improvements and specialized customer services. Through research and development, we seek to introduce more highly engineered, higher-end specialty chemicals and manufacturing processes. We emphasize a customer-driven approach in developing new and improved processes and providing superior customer service through our technical staff that are directly responsive and relevant to our customers’ needs. Furthermore, through regular direct contact with our key customers and end users of our products, our research and development personnel accumulate relevant expertise and can better anticipate our customers’ and their end users’ requirements in planning research and development projects.

Our research and development activities are based in our headquarters in Shanghai. As of December 31, 2009, our research and development team included 97 research scientists and technicians, sixteen and twenty two of whom have received Ph.D. and M.S. degrees, respectively, in chemistry, engineering and other related sciences. Our research and development facilities include a broad range of synthesis and testing equipment to help us develop new processes to produce the products which our customers desire. Our research and development efforts focus on improving the quality of our products, decreasing the manufacturing time and time-to-market required for products and lowering manufacturing costs. We completed the construction of a new and state-of-art research and development center in Shanghai in October 2009. The facility will be able to support up to 350 research scientists and will enhance our ability to develop new processes and assist customers in research and development.

Development of new production processes is integrated with quality assurance procedures. Quality assurance procedures include strict record keeping of all procedures and processes and monitoring procedures to ensure the consistent application of our manufacturing processes. We also maintain quality control manuals for internal distribution among our factory managers and employees to maintain consistent production standards. Periodic audits by several major international pharmaceutical companies also provide independent third-party monitoring and review of our facilities. We also continuously focus on improving plant yields, lowering fixed costs and using our existing manufacturing capacity more efficiently for expanding sales.

We spent RMB18.2 million, RMB27.5 million, and RMB30.9 million (US$4.5 million) on research and development in 2007, 2008 and 2009, respectively.

Intellectual Property

We protect our and our customers’ intellectual property primarily by maintaining strict control over the use of production processes. We also rely on confidentiality procedures and contractual provisions to protect our technology in cases where the technology is not patented or patentable. All of our employees are required to execute confidentiality and nondisclosure agreements with us when their employment begins. In addition, for each project, only the personnel associated with the project have access to the related intellectual property. Access to proprietary data is limited to authorized personnel to prevent unintended disclosure or otherwise using our intellectual property without proper authorization.

Due to the rapid pace of change in our products as a result of constant changes in the requirements of our customers or the companies that use our products, we pursue only a limited number of patents. As of the date of this annual report, we had thirteen patents granted by, and fifteen patent applications pending before, the State Intellectual Property Office of the PRC, or SIPO. The majority of these patents and patent applications relate to process patents.

Generally, we do not use the proprietary technology of others, in order to minimize the risk of patent infringement and to ensure that our products may be sold to any customer. In special cases, technology transfer from the companies that use our products does occur pursuant to confidentiality agreements in order to expedite product delivery for those companies. In these cases, those companies generally indemnify us for the use of their technologies.

Occupational Health and Safety

Our business operations involve significant risks and hazards that are inherent in such activities. These risks and hazards could result in damage to, or destruction of, properties or production facilities, personal injury, environmental damage, business interruption and possible legal liability.

We regard occupational health and safety as an important operational and social responsibility and we have implemented an internal system for environmental, health and safety. In compliance with law, we provide periodic health checks for all employees to reduce the risk of work-related illnesses. In recent years, we have undertaken many measures to improve our facilities’ safety and we maintain a safety management system that sets targets against which performance is measured. We have adopted detailed safety procedures based on production methods of each plant in compliance with national safety guidelines, including weekly safety inspections and training in safe work practices for our employees. In addition, our facilities have been audited and approved by several major international pharmaceutical companies for compliance with their own quality assurance standards and PRC environmental, health and safety standards.

We have not had any fatalities in our production facilities. Although we have experienced minor accidents, including machinery incidents, our production facilities have not experienced major accidents that we believe to have had, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. While we are committed to maintaining high safety standards at our production facilities, accidents may occur in the future. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Company and Our Industry—Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, financial condition and results of operations will be adversely affected.”

Environmental

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and our production processes generate noise, waste water, gaseous and other industrial wastes. Accordingly, we are subject to extensive environmental, health and safety regulations at the national, provincial and local level in China, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the maintenance of safe conditions in the workplace and the production, handling, labeling and use of chemicals used or produced by us, as well as requirements relating to operating permits that are subject to renewal or modification. Ongoing compliance with such regulations is an important consideration for us and we are committed to conducting our operations in compliance with applicable regulations. However, we are exposed to the risk of claims for environmental remediation or restoration and violations of environmental, health and safety regulations or permit requirements may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs.

We have consistently endeavored to maintain and improve our environmental, health and safety systems to try to maintain among the highest standards of chemical manufacturers based in China and to respond rapidly and effectively to all regulatory developments requiring more stringent standards. For example, we maintain (i) water treatment facilities for recycling and to ensure disposal of liquid waste that complies with all applicable laws and regulations, (ii) equipment to minimize noise pollution in compliance with local government regulations and (iii) high environmental and recycling standards that increase the efficiency of our production. In addition, we generally dispose of gaseous emissions by collecting them as they are produced and dissolving them in our internal water system for disposal with liquid waste, and solid waste is disposed of through qualified third- party contractors. However, in the past, certain of our manufacturing facilities have experienced environmental incidents as follows:

•

Jiangsu Wei Er: In 2007, prior to our acquisition of Jiangsu Wei Er, one of its production lines was temporarily shut down by local environmental officials and the facility received a “yellow” annual rating, or third of five possible ratings, on a local environmental ratings review, indicating that it is compliant with national pollutant discharge standards but did not meet certain other environmental protection standards. Subsequently, Jiangsu Wei Er implemented additional environmental measures and improved its local environmental rating to a ‘blue” annual rating for 2007, or second of five possible ratings. Since acquiring Jiangsu Wei Er in early 2008, we have endeavored to apply our overall environmental, health and safety standards to this manufacturing facility and to maintain and improve the annual environmental rating of this facility in 2008. In early June 2008, Jiangsu Wei Er was listed as a “high security risk company” in Yancheng City due to the historically inappropriate design of its chemical storage area, which was maintained close to a high-voltage electric transmission line at the boundary of the local government chemical processing zone in which Jiangsu Wei Er is located, and which was deemed to present a potential fire accident and toxic material leak. In order to remedy this deficiency, we engaged the local chemical processing zone authority to relocate this high-voltage electric line away from our chemical storage area and submitted a risk-elimination report, and in July 2008 the local authorities removed Jiangsu Wei Er from the list of “high security risk companies”;

•

Shanghai Qi Yue: In January 2008, local customs officials in Shanghai discovered and confiscated a shipment of dangerous chemicals that had been inappropriately declared by our subsidiary Shanghai Qi Yue due to an error in staff documentation processing resulting in a fine of RMB30,000. We have subsequently taken measures to strengthen and standardize our internal procedures and protocols for completing customs documentation;

•

Huajing Company: In March 2007, the general manager of Huajing Company was fined RMB20,000 in connection with a nitric acid leak. We have since implemented more stringent hazardous materials control procedures in Huajing Company consistent with the procedures and protocols we set at our headquarters; and

•

Taixing Chemspec: In October 2006, Taixing Chemspec was temporarily shut down by local officials due to the use of an inappropriate material in the facility’s underground rain discharge pipelines and was ordered to rectify noncompliance with certain environmental protection rules. We refurbished the underground rain, sewage and manufacturing discharge pipeline systems of this facility to comply with national and local environmental protection rules in late 2006. The facility was reopened later that year. In early 2008, during a nationwide safety risk assessment campaign, local safety production supervision officers discovered a potential safety risk in Taixing ChemSpec related to the elevation of a fire water pipeline crossing our facility side gate was 0.5 meters lower than the national standard, which could have potentially blocked access to the fire safety route. As of July 2008, we completed reconstruction of that side gate to elevate the fire water pipeline above the level required by the national standard.

We believe we are currently in compliance with applicable environmental regulations in all material aspects and have all necessary environmental and safety permits to operate our business as it is presently conducted. We do not believe that any of the incidents described above have had, individually or in the aggregate, a material adverse effect on our business and we are not aware of any material breaches of any environmental laws or regulations applicable to us. We believe that our environmental protection systems and facilities comply with applicable PRC national, provincial and local environmental protection laws and regulations in all material respects. The PRC government is moving toward more rigorous enforcement of applicable environmental laws and regulations and the adoption of more stringent environmental standards. Such developments could affect our financial condition and results of operations. We expect to continue to invest in our environmental control systems as the environmental regulatory regime in China develops. See “Item 3. Key Information—D. Risk factors—Risks Related to Our Company and Our Industry—Our use, production and disposal of hazardous materials subject us to stringent environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in significant regulatory actions, fines and other penalties, including suspending production or ceasing operations, substantial civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences to our business,” “—Our operations are subject to various risks associated with our use, handling, storage and disposal of hazardous materials, many of which are toxic and flammable. If we are found liable for contamination, injury to employees or others, or other harms related to our use, handling, storage and disposal of hazardous materials, our business, reputation, financial condition and results of operations will be adversely affected” and “—Our failure to obtain and maintain permits, licenses and registrations necessary to conduct our business could materially harm our business and prospects.”

Competition

We compete with a variety of companies, including large global chemical companies and small specialty chemicals companies, in the specialty chemicals market. We believe the principal factors that determine competition in our industry include process development and innovation capabilities, quality of product, speed of production and rapid time-to-market manufacturing, ability to produce a wide range of products according to users’ individual technical specifications while maintaining low costs and price. We primarily compete with other specialty chemicals manufacturers, such as Lonza Group Ltd., Evonik Degussa GmbH, Lanxess AG, Balchem Corporation, Rohm and Haas Company, and Sigma-Aldrich Corporation, as well as some Chinese manufacturers, such as Wuxi Pharmatech Co., Ltd., Asymchem Laboratories Co., Ltd. Xi’an Ruilian Modern Electronic Chemicals Co., Ltd., Yantai Valiant Fine Chemicals Co., Ltd. and Zhejiang Yongtai Chemical Co., Ltd. Most foreign competitors are large chemical companies with manufacturing facilities located both in their own countries as well as in lower cost manufacturing sites, including China. China-based competitors are generally small chemical companies.

We believe we compete favorably on the basis of our rapid turnaround time, design and innovation capabilities, research and development teams, price and geography. We continue to differentiate ourselves from our competitors by our speed of bringing new products to commercial production, our process design expertise, our efficient manufacturing processes and our focus on product quality and customer service. In addition, we believe we maintain cost and manufacturing flexibility advantages as a China-based manufacturer versus international manufacturers which are based in higher-cost jurisdictions. Because of these competitive advantages, we are able to maintain and expand our customer base with a steady and increasing revenue stream.

Employees

See “Item 6. Directors, Senior Management and Employees—D. Employees” for certain information relating to our employees.

Headquarters and Facilities

We built and moved into our headquarter office in October 2009. Our principal headquarters are located at No. 200,Wuwei Road, Putuo District, Shanghai, PRC. The majority of our senior management team, administrative staff and research and development employees began to work in the new office buildings since October 2009. We currently own and operate six manufacturing facilities in the eastern coastal region of China. The following table sets forth the area and manufacturing capacity of each facility as of December 31, 2009:

Facility	Site area (sq. ft.)	Reactor volume (liters)	Number of workshops	Location	Products produced
Taixing ChemSpec	325,255	249,400	7	Taixing, Jiangsu province	Full range of products
Shanghai Wan Su	706,832	281,650	10	Fengxian District, Shanghai	Full range of products
Huajing Company	243,750	157,000	5	Quzhou, Zhejiang province	Full range of products
Jiangsu Wei Er(1)	1,463,897	678,200	7	Xiangshui, Jiangsu province	Specialty chemicals used in agrochemical and pharmaceutical applications
Binhai Kangjie	1,291,674	516,300	4	Binhai, Jiangsu province	Full range of products
Quzhou Kangpeng	593,230	112,500	4	Quzhou, Zhejiang province	Full range of products

(1)	As we are in the final process of merging Kangpeng Nong Hua into Jiangsu Wei Er, Kangpeng Nong Hua and Jiangsu Wei Er are deemed a united production facility in this annual report.

In order to expand our production capacity, we have completed the first phase construction of multi-purpose and flexible production facilities in Quzhou Kangpeng and Binhai Kangjie, and have expanded existing facilities in Shanghai Wan Su, Taixing ChemSpec and Jiangsu Wei Er in 2009.

As of December 31, 2009, we had aggregate reactor volume of 2.0 million liters.

Insurance

As of December 31, 2009, we carried approximately RMB622.0 million (US$91.2 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory, and for employee injury and third-party liability for all of our operations. We also have a D&O insurance with US$10 million coverage. We do not have insurance coverage on our other assets, other types of litigations or product liability. We do not maintain business interruption insurance. We believe our coverage and insured limits are customary for similar companies in our industry in China. In addition, we carry medical, third-party liability and unemployment insurance for our employees in compliance with applicable regulations.

We will continue to review and assess our risk exposures and make necessary and appropriate adjustments to our insurance coverage in line with our needs and with industry practice with respect to insurance in China. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage or if we suffer significant claims giving rise to increased premiums and deductibles, our business, results of operations and our financial condition may be materially and adversely affected.

Capital Expenditures and Divestitures

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business.

Regulation

Environmental Regulations

Our production processes generate noise, wastewater, gaseous and other industrial wastes, and our operating activities involve hazardous materials. We are subject to a variety of governmental regulations related to environmental protection. The major PRC environmental regulations applicable to us include the Environmental Protection Law, the Environmental Impact Appraisal Law, the Law on the Prevention and Control of Water Pollution and Implementation Rules of the Law on the Prevention and Control of Water Pollution.

The Environmental Protection Law sets out the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection, or the MEP, of the PRC is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for the environmental protection in their jurisdictions.

Companies that discharge contaminants must report and register with the MEP or the relevant local environment protection authorities. Companies discharging contaminants in excess of the discharge limits prescribed by the central or local authorities must pay discharge fees for the excess in accordance with applicable regulations, and are also responsible for the treatment of the excessive discharge. Government authorities can impose different penalties on individuals or companies in violation of the Environmental Protection Law, depending on the individual circumstances of each case and the extent of contamination. Such penalties include warnings, fines, impositions of deadlines for remedying the contamination, orders to stop production or use, orders to re-install contamination prevention and treatment facilities which have been removed without permission or left unused, administrative actions against relevant responsible persons or companies, or orders to close down those enterprises. Where the violation is serious, the persons or companies responsible for the violation may be required to pay damages to victims of the contamination. Where serious environmental contamination occurs in violation of the provisions of the Environmental Protection Law which results in serious loss of public and private property, persons or enterprises directly responsible for such contamination may be held criminally liable.

Regulation on Work Safety

Our operating activities involve hazardous materials. We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Work Safety Law, Regulation on Work Safety Licenses and Regulation on the Safety Administration of Hazardous Chemicals.

Work Safety Law

The Work Safety Law, or WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002, and amended according to Decision of the Standing Committee of the National People’s Congress on Amending Some Laws which took effect on August 27, 2009. The WSL is applicable to the work safety for entities engaging in production and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The WSL and other provisions of the relevant laws and regulations create a system for affixing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (i) must establish an administrative committee for work safety or have full-time personnel for the administration of work safety; (ii) should be subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (iii) must have archivist files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (iv) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people’s government in charge of the supervision and administration of work safety for archivist purposes; (v) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have eye-catching marks and be clear of obstructions. It shall be prohibited to close or obstruct the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and came into force on the same date. According to the RWSL, an enterprise engaging in the production of hazardous chemicals, or the Enterprise, must apply for a work safety license before production.

To obtain a work safety license, the Enterprise must satisfy certain work safety conditions, which mainly include: (i) establishing and improving a system for work safety, and formulating a complete set of work safety rules; (ii) investing in safety satisfying applicable work safety requirements; (iii) establishing administrative entities for work safety and installing full-time work safety administrative personnel, who have passed the appraisal conducted by the competent authority; (iv) ensuring that special personnel have passed the appraisal conducted by the competent authority, and have obtained qualification certificates for special operations; (v) ensuring employees have gone through work safety education and training; (vi) ensuring premises, work sites, safety facilities, equipment and technology meet the requirements of the relevant work safety laws, regulations, standards and rules; (vii) providing employees with labor protection articles which are up to the national standards or standards of the industrial sector concerned; and (viii) establishing emergency rescue plans for accidents, and appointing entities or personnel specializing in emergency rescue, and providing necessary emergency rescue materials and equipment.

The valid period for a work safety license is three years. If a work safety license needs to be extended upon its expiration, the Enterprise shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued.

Regulation on Safety Administration of Dangerous Chemicals

The Regulation on Safety Administration of Dangerous Chemicals was promulgated by the State Council on January 26, 2002, and took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Dangerous Chemicals Catalogue. The Regulation on Safety Administration of Dangerous Chemicals was further supplemented and elaborated by subsequent regulations and rules. The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities formulate and from time to time adjust the chemicals included in the Dangerous Chemicals Catalogue. Under PRC law, the production, operation, storage, transportation of chemicals in the Dangerous Chemicals Catalogue and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Dangerous Chemicals Catalogue, on October 8, 2002, the Commerce and Trade Committee of the PRC issued the Administration Rules for the Registration of Dangerous Chemicals, according to which the enterprises should, within six months of the publication of the Dangerous Chemicals Catalogue, complete registration for the production and storage of dangerous chemicals. On the same date, the Commerce and Trade Committee of the PRC also issued the Administration Rules for the Operation License of Dangerous Chemicals, according to which, Operation License is required for the operation and sale of dangerous chemicals. Both of the two administration rules took effect on November 15, 2002. Pursuant to these regulations, the producers of chemicals in the Dangerous Chemicals Catalogue will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

Under the Regulations on the Administration of Precursor Chemicals which was issued by the State Council on August 26, 2005 and took effect on November 1, 2005, enterprises that produce precursor chemicals of the third catalogue are required to register with local branches of the SAWS. Operation enterprises that apply for purchasing the precursor chemicals which can be used as major materials for drug production shall submit certain certificates, including the business license and the certification of legal use and demand, and shall obtain the purchase license upon the examination and approval of the supervisory and administrative department of food and drugs of the people’s government of the province, autonomous region or municipality directly under the Central Government, or the public security organ of the people’s government of the province, autonomous region or municipality directly under the Central Government where the applicant is located.

Regulation on Labor Protection

The Labor Contract Law of the PRC was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance, termination of, and the amendment to employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract was signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer starts engaging the employee.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985, which was amended at the 6th Session of Standing Committee of the 11th National People’s Congress of the People’s Republic of China on December 27, 2008 and took effect on October 1, 2009.

Patent Prosecution

The patent prosecution system in China is different from the system in the United States in a number of ways. China, like most countries other than the United States, follows the “first to file” principle. In other words, when more than one person files a patent application for the same invention, the patent will be granted to the person who first filed the application. The United States, in contrast, uses a principle of first to invent to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. Pursuant to this requirement, generally, with limited exceptions, any prior written or oral publication in or outside the PRC, demonstration or use in the PRC before the patent application filing prevents an invention from being patented in the PRC. Conversely, inventors in the United States can generally file a patent application within one year after publication of the invention if the inventor can demonstrate that the invention was made prior to the publication. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as that of the initial application.

Patent Enforcement

When a patent infringement dispute arises, the patent holder or an interested party who believes the patent is being infringed may either file a civil lawsuit or file an administrative complaint with a provincial or municipal office of the State Intellectual Property Office, or SIPO. A PRC court may grant the patent holder’s or the interested party’s request for a preliminary injunction before or during the legal proceeding. Damages for infringement are calculated as either the loss suffered by the patent holder or the interested party due to the infringement. If the loss cannot be ascertained, the damage shall be calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Typically, a patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a production process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory Licensing

Under the PRC Patent Law, where any entity is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, the entity is entitled to apply to the State Intellectual Property Office for a compulsory license after the expiration of three years from the date of the grant of the patent. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention, or where it is necessary to eliminate or reduce the adverse effect on competition as a result of the exercise of patent right by the patent holder, which is legally assumed as a monopolistic behavior.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is a large amount of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application.

Foreign Exchange Regulation

See “Item 10. Additional Information—D. Exchange Controls.”

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese -Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese -Foreign Joint Venture Law (1983) , as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprise in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed as cash dividends.

Tax

See “Item 10. Additional Information—E. Taxation.”

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, which was amended by Order No. 6 [2009] of the Ministry of Commerce on June 22, 2009, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule took effect on September 8, 2006. The new M&A rule also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, Jin Mao PRC Lawyers, has advised us that based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NYSE, because our acquisition of the equity interest in our PRC subsidiaries is not subject to the new M&A rule due to the fact they were already foreign-invested enterprises before September 8, 2006, the effective date of the new M&A rule.

Jin Mao PRC Lawyers has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule.

See “Item 3. Key Information—D. Risk factors—Risks Relating to Doing Business in China—The approval of the Chinese Securities Regulatory Commission, or the CSRC, might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.”

Regulations Relating to Employee Share Options

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, and an implementation notice on the rule, issued in January and March 2007, respectively, by the SAFE, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a PRC agent designated by such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. PRC agents may be the subsidiary of such overseas publicly-listed company, trade union of any such PRC subsidiary having legal person status, a trust and investment company or other financial institution qualified to engage in assets custodian business. Such individuals’ foreign exchange income received from the sale of shares or dividends distributed by the overseas publicly-listed company must first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these rules when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

C. Organizational Structure

Set forth below is a diagram indicating our organization structure and place of organization of each of our subsidiaries as of the date of this annual report.

(1)	The remaining equity interest in this entity is held by unrelated third parties.

D. Property, Plant and Equipment

Please refer to “—B. Business Overview” for a discussion of our property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Overview

We are a leading China-based contract manufacturer of highly engineered specialty chemicals. We have established a loyal base of customers and end users who purchase or use our products and have returned to us with requests for new products. The end users of our products purchase them either directly from us or through chemical trading companies. In 2007, 2008 and 2009, we sold products for 43, 50 (as adjusted) and 59 commercialized projects and 56, 65 and 72 pipeline projects to a total of 37, 71 (as adjusted) and 107 customers, respectively. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include several of the top global pharmaceutical companies and several of the top global agrochemical companies in the world, as measured by sales in 2009.

Faced with one of the most challenging years in our 13 year history, mainly due to the global financial crisis and economic recession, our sales were largely impacted in the first quarter of 2009 by sharply reduced demand in the electronics chemical market and in the third and fourth quarter of 2009 by the unfavorable demand change in the global agrochemical market. Our chemical products for the pharmaceutical market remained stable with some healthy growth. We have taken a number of steps and expect to continue such steps in response to this challenging economic environment to ensure a stable growth of our business. These steps include:

•	continuing to work closely with our customers in order to provide them with customized services and maintain long-term customer relationships;

•

expanding our research and development facilities in order to provide higher value-added services to our customers and to develop more efficient production processes that reduce raw material costs and increase the amount of recycled materials; and

•	continuing to expand into diverse end markets, including growth areas such as the pharmaceutical and agrochemical industries.

To address manufacturing constraints, we have been constructing new manufacturing facilities in order to position ourselves to take on all projects requested by our customers. In 2009, we spent a record RMB343 million (US$50.2) in capital expenditures to expand our R&D and production facilities and reduce bottlenecks that have impeded growth, at times, in the past. Total reactor volume increased from 1.1 million liters at the end of 2008 to 2.0 million liters at the end of 2009. Additional reactors will be installed after the completion of the current phase of expansion in the first half of 2010. In addition, we have completed building a new research and development center in Shanghai that can support up to 350 scientists in October 2009. Currently, we own and operate six production facilities in China. See “Item 4. Information on the Company—B. Business Overview—Headquarters and Facilities.” Our manufacturing facilities provide the flexibility to produce any of the specialty chemicals we manufacture in varying quantities, as the volume of our individual reactors range from 100 liters to 5,000 liters.

In 2009, we also recruited highly experienced industry experts across all business segments in order to build a stronger management team. We increased total headcount from 1,171 employees at the end of 2008 to 1,585 at the end of 2009. We diversified our customer base and built a solid foundation that will allow us to diversify our product mix from traditional chemical intermediates manufacturing into downstream APIs for the pharmaceutical industry and AIs for the agrochemical industry. We received technology grants from the PRC central and local governments for four out of our six manufacturing subsidiaries. Grants totaled RMB10.5 million (US$1.5 million) in the year 2009—a strong recognition of our leading position in different technologies in many industrial fields in which we are actively involved. We also increased the number of approved patents from 6 at the end of 2008 to 13 by the end of March, 2010. We currently has 28 approved and pending approval patents.

In November 2009, we acquired a 100% equity interest in Kangpeng Nong Hua for cash consideration of RMB25 million (US$3.7 million). As our Chairman and CEO, Dr. Yang held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it was considered a transaction between entities under common control. Therefore, our consolidated financial statements have been retroactively adjusted to reflect the combined entities for the periods during which the entities were under common control.

In 2009, we substantially completed our share repurchase plan announced on September 29, 2009. The total funds used in the share repurchase plan were RMB8.1 million (US$1.2 million).

We had sales of RMB589.3 million, RMB942.5 million (as adjusted) and RMB820.3 million (US$120.2 million) and net income attributable to our shareholders of RMB234.0 million, RMB312.4 million (as adjusted) and RMB172.4 million (US$25.3 million) in 2007, 2008 and 2009, respectively.

Sales

Our sales are derived from the sale of specialty chemicals, which include the sales from commercialized projects, pipeline projects and sales of purchased goods. In connection with our manufacture of specialty chemicals we sell to our customers, we perform certain process and design engineering activities. Our sales are based upon the price and volume of chemical compounds we sell. The price we charge for specialty chemicals for commercialized and pipeline depends highly on the level of complexity involved in manufacture of such products, while prices for products sold as purchased goods depend on market prices for the goods. We price our products based on several factors, including manufacturing costs, product life cycle, complexity of the chemical compounds and order size, and, to a lesser extent, our relationship with the customer and the distribution method required.

Factors Affecting Our Sales

We believe that the most significant factors that affect our results of operations are:

•	Global economic conditions;

•	Successful commercialization of products;

•	Expansion of the end markets for our products;

•	Dependence on a limited number of customers;

•	Geographic concentration of sales;

•	Product mix; and

•	Manufacturing capacity.

Global Economic Conditions

Global economic conditions affect our sales. The recent global financial crisis and economic recession contributed to the failure of key businesses, declines in consumer wealth estimated in the trillions of U.S. dollars, substantial financial commitments incurred by governments, and a significant decline in economic activity. Faced with one of the most challenging years in our history, our sales were largely impacted. Significant decreases in demand for consumer electronics, beginning in the second half of 2008 brought on by the global economic downturn resulted in decreases in demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009. In addition, significant decreases in demand for agrochemicals beginning in the second half of 2009 resulted in decreases in demand for our specialty chemicals used in the agrochemical market in the second half of 2009 while we foresee mild recovery in demand for such products in the first half of 2010.

Therefore, although we have seen a strong recovery in demand for our products in the electronics chemical market and some sign of recovery in demand for our products in the pharmaceutical and agrochemical markets starting from the beginning of 2010, the increase in sales of our products resulting from anticipated growth in these industries may be less than expected or may fail to materialize altogether if the global economic condition changes.

Successful Commercialization of Products

Our sales are primarily driven by (i) the number and size of projects we complete for customers and (ii) the average selling prices of our products. The number and size of projects we complete for customers are affected by market demand for our products and their end products, and the average selling prices are affected by the lifecycles of our products and of the end products into which they are incorporated, among other factors. During the early stages of each product’s lifecycle, the volume sold is generally lower and the average selling price is generally higher, while as the product matures, the volume sold generally increases but the average selling price generally decreases. Our ability to add new successfully commercialized products and enhance mature products, such as specialty chemicals for new end products and new generations of existing end products, will affect our sales in future periods.

Many customers and end users choose us for our ability to provide tailored design and process engineering to enable more efficient and rapid production of chemical intermediates for products still in a development stage. Many of these projects and small quantity orders are experimental and developmental in nature and may not successfully reach commercialization. We expect our revenues will increase as more of these projects successfully reach the stage of large-scale commercial production.

In particular, many of our pipeline projects involve specialty chemicals used in the production of pharmaceutical end products that are in a developmental stage. As drug companies develop and test new drugs, they conduct extensive research and development activities. In recent years, fluorine substitution has aided the design and effectiveness of many new drugs and has resulted in pharmacological agents with improved properties. Pharmaceutical companies have asked us to supply them with customized fluorinated specialty chemicals for use in their research and clinical development activities. Certain drug candidates that are developed using specialty chemicals that we produce may prove effective and obtain governmental approval in the future. If those approvals are obtained, and if those pharmaceuticals end products are successfully commercialized, we may be able to supply these pharmaceuticals companies with increasing quantities of our products for use in their commercial production. Thus, our future growth will be affected by the level of expenditures by drug companies on research and development activities, the number of drugs containing our products that receive the requisite regulatory approvals and are sold commercially and the demand for those approved drugs in the market. Some of these pipeline projects may not successfully reach commercialization. However, as more of these pipeline projects become commercialized, we expect our total sales to increase in future periods because commercialized projects generate greater sales volume.

Expansion of the End Markets for Our Products

Our sales growth is driven in part by growth in the end markets where our chemical intermediates are ultimately incorporated, such as the electronics, pharmaceuticals and agrochemicals industries. Our customers consist of direct end users as well as trading companies that then sell our products to end users. Most of those end users are in the electronics, pharmaceuticals and agrochemicals industries. While some of our sales are to direct end users, a significant proportion of our sales are made to trading companies that act as middlemen in the industry and who ultimately sell our products to end users for multiple industry applications. Due to this sales model, there is a degree of uncertainty about the identity of the ultimate end users of some of our products and accordingly about the industries in which our products are used. Accordingly, the estimated percentages of our sales attributable to each end user market represent our best estimates based primarily on the compositions of the various products we sell as well as our understanding of our customers and end users. The remaining portion of our sales not attributed to any particular end market during each period represents sales of purchased goods we made to our customers.

The largest percentage of our sales has historically been derived from end users in the electronics industry. The majority of these sales have been driven by increases in demand for TFT-LCD units into which our products are incorporated. We estimate that approximately 58% to 65%, 46% to 53% and 45% to 52% of our sales in 2007, 2008 and 2009, respectively, were derived from specialty chemicals sold to or used by end users in the electronics industry. Increases in the average screen size of TFT-LCDs sold and a shift in the orders of our customers towards production of higher-value-added components for liquid crystal formulations for larger LCD televisions drove increases in our sales until the recent economic slowdown when we experienced a drop in sales of products used in electronics in 2009.

In the first quarter of 2009, we experienced significant decreases in sales of fluorinated specialty chemicals used in the production of electronics, including in particular TFT-LCDs, compared with the same period in 2008. Overall, our sales of specialty chemicals used in the production of electronics decreased in 2009 as compared to 2008, due to lower global consumer demand for consumer electronics products. We started to experience a strong recovery in demand for our specialty chemicals used in the electronics chemical industry in the first quarter of 2010. Based on recent industry trends for such sales of electronics incorporating TFT-LCDs as well as feedback from our customers and end users that use our products in the manufacture of TFT-LCDs and other electronics, we believe that market demand in this industry will continue to grow strongly in 2010 and beyond.

Historically, the second largest percentage of our sales has been derived from end users in the pharmaceutical industry. We estimate that approximately 30% to 37%, 21% to 28% and 29% to 36% of our sales in 2007, 2008 and 2009, respectively, were derived from specialty chemicals sold to or used by end users in the pharmaceutical industry. We expect the growth of the global pharmaceuticals industry to continue to increase demand for fluorinated and non-fluorinated specialty chemicals used in the formulation of drugs.

Historically the smallest source of sales of our products has been derived from the agrochemicals industry. We estimate that less than 5%, 10% to 17% and 10% to 17% of our sales in 2007, 2008 and 2009, respectively, were derived from specialty chemicals sold to or used by end users in the agrochemicals industry. In the third and fourth quarters of 2009, we experienced significant decreases in sales of specialty chemicals used in the production of agrochemicals, compared with the same quarters in 2008. Overall, our sales of specialty chemicals used in the production of agrochemicals decreased in 2009 as compared to 2008, due to the global economic slowdown and unfavorable weather patterns in some farming regions. We anticipate that the recent recovery in the global economy and the resumed growth of the agriculture industry worldwide will lead to mild recovery in demand for our specialty chemicals in this industry in 2010 and sustained demand and outsourcing needs for more highly-engineered specialty agrochemicals used in pesticides, herbicides and fungicides in future years. In addition, following our relentless efforts in sales and marketing in the past year, we have been successfully and gradually diversifying our customer base and expect to see more growth from new customers in the years to come.

In addition, the growing trend towards outsourcing the production of these specialty chemicals to high quality manufacturers in China is particularly important to our sales growth. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—If the end markets for our specialty chemicals do not grow, or if our customers do not succeed in increasing their market shares in those markets, our business prospects and results of operations could be harmed.”

Dependence on a limited number of customers

We depend on a small group of customers for a substantial portion of our sales. In aggregate, our top three customers accounted for 65%, 65% (as adjusted) and 61% of our total sales in 2007, 2008 and 2009, respectively. Our single largest customer accounted for 39%, 35% (as adjusted) and 24% of our total sales in 2007, 2008 and 2009, respectively. We are increasing the level of our collaboration with major customers with whom we have long-standing relationships to produce increasingly more complex and higher value-added products, including specialty chemicals for electronics, pharmaceuticals and agrochemicals. In addition, our sales are currently concentrated among customers who use our products in a limited number of end users. In particular, many of our large customers historically have been companies or suppliers for companies that use our products in the manufacture of TFT-LCDs.

Historically, we have maintained a limited customer base due to our preference to work with customers with whom we have existing long-term relationships, and many of them have repeatedly come to us for the development and manufacture of new products. As a result of our operating at or near our full manufacturing capacity in the past, we avoid using our limited capacity to develop and manufacture lower value-added products and instead focus our resources on higher value-added products, and we typically give preference to existing customers when deciding which projects to pursue and which orders to accept. While we believe that our close working relationships with our limited customer base offers us some competitive advantages, such as positioning us to become a primary supplier of newly developed and complex specialty chemicals products with higher average selling prices, any fluctuations in demand from any one of our large customers may have a pronounced effect on our total sales.

Our largest customers historically order varying amounts of our products, making our results of operations difficult to predict and likely to fluctuate between periods. In addition, we may not be able to retain existing customers or add to our existing customer base. The level of customer concentration we experience varies with the industry into which the end product incorporating our product is sold. Although we rely on a few key customers for sales of our chemical intermediates used in electronics, we sell products that are used in pharmaceutical research, development and manufacturing, on the other hand, to a relatively large number of customers.

Our business is affected by competition in the market for the products that many of our major customers sell, and any decline in their businesses could reduce purchase orders from these customers. Our customers have sought, from time to time, to prospectively renegotiate pricing terms with us or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the terms of our arrangements with our key customers could have a material adverse effect on our business and results of operations. We expect that our operating results will, for the foreseeable future, continue to depend on the sale of our specialty chemicals to a relatively small number of customers, particularly with respect to products used in the electronics industry. Further, we expect that our results will continue to fluctuate and be difficult to predict as a result of customer concentration, demand experienced by our customers and the level of demand in the end markets served by our customers.

On the other hand, our relentless efforts to expand our customer base in the pharmaceutical and agrochemical business fields has been gradually paying us off as we have successfully established good communications with several global agrochemical leaders and biopharmaceutical players, started initial quality validation processes with them and even started some sample productions for them, including our first contract manufacturing of an Active Pharmaceutical Ingredient, or API, under Current Good Manufacturing Practice, or cGMP, condition for a new phase I stage drug of a biopharmaceutical company in the first quarter of 2010. We believe this will help generate sizable businesses later this year and more in 2011 and beyond.

Geographic Concentration of Sales

We sell our products to trading companies, as well as directly to end users. When we make sales to trading companies, it is not always possible to determine the final country where our products are used by the end user. However, our sales have historically been concentrated in a limited number of countries, most notably Japan and Germany, where a significant portion of the end users of our products are located. As a result of this geographic concentration, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions, particularly conditions, changes and regulatory measures in Japan and Germany. For additional information regarding our geographic concentration of sales, see Note 18 of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 included elsewhere in this annual report.

Product Mix

The mix of our products also affects our sales. In 2006 and 2007, when we were already operating near our full manufacturing capacity, we were required to choose which projects to pursue and which orders to accept. Producing a greater percentage of highly-engineered and newly-developed products will generally result in higher sales because these products usually command higher average selling prices. In 2008, Jiangsu Wei Er also contributed to an adjustment in our product mix through its production and sales of large volumes of products with lower average selling prices. We expect to gradually migrate Jiangsu Wei Er’s product mix over time towards more highly engineered products with higher average selling prices to converge with our overall product mix. We have also experienced changes in our product mix in 2009 and 2010 as demand for specialty chemicals used in the production of TFT-LCDs and agrochemicals has decreased in line with the global economic slowdown in 2009. Demand for our specialty chemicals used in the production of electronic chemicals and agrochemicals began to recover since the first quarter of 2010. Accordingly, in 2009, our product mix shifted more towards less highly-engineered specialty chemicals with lower average selling prices used in pharmaceuticals and agrochemicals, while starting from the first quarter of 2010, our product mix shifted more towards highly-engineered specialty chemicals with high average selling prices used in electronic chemicals. As a result, the evolution of our product mix has affected our sales and will affect our sales for the foreseeable future.

In addition, our ability to maintain or increase our sales in products used in important end markets such as electronics, pharmaceuticals and agrochemicals will depend to a significant degree upon our ability to continuously convert our product range to newer, more advanced intermediates and to the more complex components for specialty chemicals intermediates that we are able to sell at higher prices.

Our sales are also influenced by the other projects we take on from time to time for our long-term customers. In particular, we assist some of our long-term customers to source from other producers in China specialty chemicals involving lower levels of technology that we do not normally manufacture ourselves. These sourcing projects, which we also refer to as sales of purchased goods, generally involve locating appropriate sources of the specialty chemicals requested by our customers, examining the chemicals for quality assurance, purchasing and repackaging the chemicals under our brand name for export to the customer. These sales of purchased goods fluctuate according to individual customer demand and generally have significantly lower gross margins than our commercialized and pipeline products. While we may experience periodic increases in these orders, based on trends and customer requests we expect these sales of purchased goods to decrease in the foreseeable future. In addition, as a large portion of our sales of purchased goods were to Kangpeng Nong Hua in the past years, after the acquisition of Kangpeng Nong Hua in November of 2009, a large portion of the related party transactions and the sales of purchased goods will be eliminated in the coming years.

Manufacturing Capacity

Our manufacturing capacity also affects our sales. For example, in 2006 and 2007, when we were already operating near our full manufacturing capacity, we could not accept all requested projects and orders from our customers. In addition, the expansion of manufacturing capacity requires time to (i) construct the facilities, (ii) obtain the necessary permits and certifications for operations, and (iii) recruit and train the employees for the new manufacturing facilities. We have been addressing the manufacturing constraints through the construction of new facilities and the acquisition of Jiangsu Wei Er in February 2008. Following these capital investments, we have substantially reduced the manufacturing constraints due to the added capacities. We are currently in the process of constructing additional manufacturing capacity. The availability of spare manufacturing capacity will often determine which projects and orders we accept, and we expect an expansion in manufacturing capacity to expand our sales in the foreseeable future. See “Item 4. Information on the Company—B. Business Overview—Headquarters and Facilities.”

Cost of sales

Our total cost of sales amounted to RMB256.9 million, RMB548.5 million (as adjusted) and RMB495.6 million (US$72.6 million) in 2007, 2008 and 2009, respectively. The following table sets forth our cost of sales by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
			(as adjusted)
	(in thousands, except percentages)
Total Sales:	589,349	100.00%	942,487	100.00%	820,295	120,173	100.00%
Cost of Sales	(256,856)	43.58%	(548,543)	58.20%	(495,584)	(72,603)	60.42%

Gross profit	332,493	56.42%	393,944	41.80%	324,711	47,570	39.58%

Our cost of sales consists primarily of raw material costs, including solvents, initial building blocks and catalysts. The primary raw materials used in our manufacturing process include various petrochemical-based initial building blocks, fluorine and hydrofluoric acid, benzene, potassium fluoride and palladium or activated carbon catalysts. We purchase raw materials in various states of production, and, in some instances, our raw material costs include outsourcing costs payable to third-party manufacturers. Our cost of sales also includes utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead, including costs such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs.

We expect our cost of sales, including our raw materials costs, to increase significantly in absolute terms as our manufacturing business expands and as prices for fluorine-based materials continue to exhibit an upward trend, offset in part by (i) improvements in our manufacturing processes that reduce the raw materials consumed in production, (ii) economies of scale derived from better bargaining power and (iii) volume discounts associated with larger purchases. We expect cost of sales as a percentage of sales to fluctuate in the near future as a result of a change in our product mix. While we expect raw material costs to increase in the future, we believe that the increase will be partially offset by our continued refinement of our manufacturing processes, which focus around using less raw materials and manufacturing more efficiently.

Our cost of sales as a percentage of sales may also fluctuate as we commence production at new or revamped facilities, acquire additional production facilities or start to produce large quantities of new products. New or acquired facilities may affect our product mix and significantly increase our material costs temporarily or over a longer period of time, both of which could result in fluctuations to our cost of sales as percentage of sales.

Our cost of sales also includes that portion of the value added tax, or VAT, we are required to pay after taking into account any refunds we receive. In general, VAT at a rate of 17.0% is assessed on our sales outside of the PRC, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods in China are generally required to pay the VAT. When we export goods, we are entitled to a portion or all of the refund of VAT that we have already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT. Pursuant to recent changes in policy, on average, the refund rate we are entitled to receive is approximately 9%.

Gross Profit and Gross Profit Margin

Changes in our gross profit and margin from period to period are primarily driven by pricing conditions, volume of sales, raw material costs, exchange rate variations, product mix and the stage in the life cycle of the projects. Our gross profit and margin can also be affected by temporary market trends. For instance, we enjoyed enhanced gross margins from 2005 to 2007 in large part because of exceptional demand for specialty chemicals used in the electronics industry, as that sector experienced strong global growth during those periods. In addition, in the first quarter of 2009, we experienced a relatively low gross profit margin due to sudden decreases in demand for our specialty chemicals used in the production of electronic chemicals. In the fourth quarter of 2009, we also experienced a relatively low gross profit margin because we made a provision of RMB14.7 million to write down the value of some of our obsolete inventories at the end of 2009. Generally, we expect our gross margins to normalize at the average level we experienced in 2008 and 2009. We expect we may also face some gross profit margin compression due to the following: (i) our average selling price has generally been decreasing due to renegotiations in pricing terms with our customers once a product reaches a certain scale of production, (ii) our raw material costs are expected to continue to increase as the global economy recovers, (iii) anticipated appreciation of the Renminbi relative to the U.S. dollar, which would have a negative impact on our gross margins as much of our sales are denominated in U.S. dollars while much of our costs are denominated in Renminbi, (iv) increasing labor costs, and (v) fluctuations in the volume of sales of purchased goods we make, as these sales are generally made on a cost-plus basis and, accordingly, generally have lower gross margins than our commercialized and pipeline products. Starting in February 2008, after we acquired Jiangsu Wei Er and substantially entered into the agrochemical business, the decreasing trend in the average selling price of our products was attributable to the volume of products with lower average selling price produced by Jiangsu Wei Er in the agrochemical market. We expect to offset the pressure on our gross profit margin to a certain extent by focusing our product range on higher-value-added specialty chemicals involving greater process design and process development expertise, which allows these products to command higher prices. In addition, we expect our continued research and development efforts to further improve our manufacturing process to use less raw materials and manufacture more efficiently, which will help us partially improve on our gross profit margin.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
			(as adjusted)
	(in thousands, except percentages)
Total Sales:	589,349	100.00%	942,487	100.00%	820,295	120,173	100.00%
Gross profit	332,493	56.42%	393,944	41.80%	324,711	47,570	39.58%
Operating expenses:
Selling expenses	(10,234)	(1.74)%	(11,898)	(1.26)%	(11,245)	(1,647)	(1.37)%
General and administrative expenses	(30,934)	(5.25)%	(58,947)	(6.25)%	(69,871)	(10,236)	(8.52)%
Research and development expenses	(18,169)	(3.08)%	(27,483)	(2.92)%	(30,913)	(4,529)	(3.77)%
Other operating expenses	(1,466)	(0.25)%	(2,188)	(0.23)%	(7,145)	(1,047)	(0.87)%

Total operating expenses	(60,803)	(10.32)%	(100,516)	(10.66)%	(119,174)	(17,459)	(14.53)%

Selling expenses

Selling expenses accounted for 1.7%, 1.3% and 1.4% of our total sales in 2007, 2008 and 2009, respectively. Our selling expenses consist primarily of freight, delivery and packing costs of our products to either the port of Shanghai or the customer’s designated destination, shipping insurance, local taxes and customs fees, and other miscellaneous items. We ship our products either by sea or by air depending on our customer’s requirements and certain of our contracts require us to pay freight and shipping costs. Freight and shipping costs accounted for 88.4%, 72.8% (as adjusted) and 53.6% of our selling expenses in 2007, 2008 and 2009, respectively. The decrease in shipping costs as a percentage of sales and in absolute terms in 2008 and 2009 was largely the result of (i) certain customers agreeing to bear shipping expenses and (ii) certain sales made directly in 2007 which were made to trading companies in 2008 and 2009 with such shipping costs being borne by the trading companies. We expect that our selling expenses will increase in absolute amount and remain relatively stable as a percentage of sales due to the fact that most of these selling expenses, such as shipping costs, are related to the volume of our sales.

General and administrative expenses

General and administrative expenses accounted for 5.2%, 6.3% (as adjusted) and 8.5% of our total sales in 2007, 2008 and 2009, respectively. General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel (including share-based compensation), office expenses, traveling and entertainment expenses, insurance premiums, depreciation on computers and other office equipment, consulting and auditing fees, bad debt expenses and other administrative costs and expenses. Beginning in 2008, general and administrative expenses also include an allocation of our share-based compensation charges with regard to management and administrative staff. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

We expect our general and administrative expenses to increase in an absolute term as our business expands in future periods. In particular, we expect to hire additional management and staff and to incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs are expected to include those related to our obligations under Section 404 of the Sarbanes-Oxley Act beginning with our annual report on Form 20-F for 2010, for our management’s report on internal control over financial reporting and a report by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting.

Research and development expenses

Research and development expenses accounted for 3.1%, 2.9% and 3.8% of our total sales in 2007, 2008 and 2009, respectively. Research and development expenses consist primarily of (i) the cost of raw materials and equipment used in conducting research, experimentation and product and process development, (ii) salaries and associated benefits paid to employees involved in conducting research and development activities (including share-based compensation), (iii) depreciation associated with the facilities and equipment used in connection with our research and development activities, and (iv) rental expenses and other associated costs in relation to research and development activities.

We expect to devote more efforts to research and development in the future and expect that these expenses may increase as we hire additional high-level research and development personnel globally and expand into more advanced specialty chemicals that require sophisticated engineering and process development to produce. We have built a new research and development center in Shanghai that will be capable of supporting up to 350 research scientists. Our research and development expenses included depreciation of this facility in the second half of 2009 while our rental expenses decreased in the same period after this research and development center was built. We expect that our continued efforts to improve our research and development activities and processes will help us further reduce internal test failure rates and achieve greater efficiency in raw material usage during research and development processes. In addition, we anticipate that by continuing to focus on our core fluorinated specialty chemicals and technologies and by leveraging them to selectively expand into new business areas, we may control research and development expenses as a percentage of our total sales.

Other operating expenses

Other operating expenses accounted for 0.2%, 0.2% and 0.9% of our total sales for 2007, 2008 and 2009, respectively. Other operating expenses consist primarily of loss on disposal of property, plant and equipment and miscellaneous costs and expenses.

Other operating income

Other operating income accounted for nil, 0.1% and 0.1% of our total sales for 2007, 2008 and 2009, respectively. Other operating income in 2008 and 2009 consisted primarily of rental income from the lease of plant and equipment.

Government grants

Government grants we receive from local government authorities are provided to reimburse our research and development-related expenditures. We submit applications to the government for grants in relation to research and development-related projects each year. The government may not approve the grants in the same year as the applications were submitted. In addition, the amount granted may vary depending on government policy and other considerations. Accordingly, we cannot predict the timing or the amount of government grants approved in relation to our applications, and as a result, the amount we receive from government grants may fluctuate from year to year.

Interest expense

Interest expense consists of interest expense associated with finance costs for loans. We had short-term bank borrowings of RMB40.0 million and RMB65.0 million (as adjusted) as of December 31, 2007 and 2008, respectively and long-term bank borrowings of RMB10 million (US$1.5 million) as of December 31, 2009. These borrowings are secured by credit facility, our properties and land use rights or by our consolidated subsidiaries. The secured short-term bank borrowings as of December 31, 2007 and 2008 bore weighted average interest rates of 7.066% and 7.984% (as adjusted) per year, respectively. All short-term bank borrowings mature at various dates within one year. The secured long-term bank borrowings bore weighted average interest rate of 5.751% per year and are due in 2011 and 2012, respectively.

Share-based compensation

We incurred no share-based compensation arrangements in the year ended December 31, 2007. On January 1, 2008, we adopted our 2008 share incentive plan to provide additional incentives to our employees. As of December 31, 2009, there were outstanding unconditional options to purchase 35,497,500 of our ordinary shares and conditional options to purchase 13,527,500 of our ordinary shares under the plan. The amount of compensation cost recognized for these share options in 2008 was RMB15.5 million and RMB2.4 million, respectively, and RMB15.4 million (US$2.3 million) and RMB15,000 (US$2,000) for 2009, respectively. We allocate share-based compensation expense to selling, general and administrative, and research and development expenses based on the shares each recipient received and the job responsibility of each recipient.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to income tax. In addition, upon any payment of dividends by us, no British Virgin Islands withholding tax is imposed.

Hong Kong

We did not have any assessable profits subject to the Hong Kong Profits Tax during the years ended December 31, 2007, 2008 and 2009.

People’s Republic of China

According to PRC new EIT Law which has been effective since January 1, 2008, dividends distributions paid out of earnings from our PRC subsidiaries are subject to a withholding tax at 20%. This new dividend withholding tax, however, will only be levied on our PRC subsidiaries in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The detailed implementation rule, which was promulgated by the PRC State Council and effective January 1, 2008, reduced the withholding tax rate to 10%. Under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary will be subject to a withholding tax at a rate of 5%, provided our Hong Kong subsidiary is a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise. On October 27, 2009, the State Administration of Taxation issued Circular 601. Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which involve specific facts and circumstances and significant judgment may be involved. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions, Our current shareholding structure does not provide for any further treaty relief. Undistributed earnings as of December 31, 2007 are exempt from the withholding tax.

Our subsidiaries in China are also subject to business tax and related surcharges by various local tax authorities at a rate of 5.0% on revenues generated from providing services. In addition, our subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007. Shanghai Qi Yue was subject to a preferential tax rate of 15% because it is registered and operating in the Pudong New Area in Shanghai. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were subject to a preferential tax rate of 27% as a result of their conversion into foreign-owned enterprises in 2006. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su are entitled to an exemption from the enterprise income tax for the first two profitable years of operations and a 50% reduction in the enterprise income tax in the subsequent three years.

The EIT Law, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Shanghai Qi Yue is eligible for a graduated increase as described above and was subject to a tax rate of 18% beginning in 2008. The expected income tax rate of Shanghai Qi Yue is 18%, 20%, 22%, 24% and 25% in 2008, 2009, 2010, 2011 and 2012, respectively. Under the new tax law, all other companies that were subject to the standard 33% enterprise income tax rate are subject to a 25% enterprise income tax rate since January 1, 2008.

Some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments and holidays granted by the local government authorities for wholly foreign-invested enterprises and enterprises that operate in special geographic locations in China that offer tax incentives. The following table illustrates the tax benefits for our principal operating subsidiaries:

Entity Name	Normal EIT Rate	Tax Holiday
Taixing ChemSpec	25%	Tax holiday – 2 years tax free (2007 and 2008); 3 years tax at a discount of 50% off of the tax rate (2009-2011)
Shanghai Wan Su	25%	Tax holiday – 2 years tax free (2007 and 2008); 3 years tax at a discount of 50% off of the tax rate (2009-2011)
Shanghai ChemSpec	25%	Retroactive tax holiday – 2 years tax free (2006 and 2007); 3 years tax at a discount of 50% off tax rate (2008-2010)(1)
Jiangsu Wei Er	25%	15% preferential tax rate (2009-2011)(2)
Other PRC subsidiaries	25%	N/A

(1)	In 2007, Shanghai ChemSpec filed an application for a tax holiday, which application was initially rejected by the tax bureau. In July 2008, the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it was entitled to the exemption retroactively for the period from August 1, 2006 to December 31, 2007 and a 50% reduction in the income tax in the subsequent three years. The tax refund was recorded as a reduction of income tax expense in the consolidated statement of income for 2008.
(2)	Jiangsu Wei Er was subject to income tax at 25% for 2008. It is qualified as an “Advanced and New Technology Enterprise” under the new EIT law in 2009 and is entitled to the preferential income tax rate of 15% from 2009 to 2011. Thereafter, it will be subject to income tax at 25%.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Depreciation and amortization

Our long-lived assets primarily include property, plant and equipment. We depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There were no significant changes in estimates for the useful lives or salvage values of our long-lived assets for the years ended December 31, 2007, 2008 and 2009.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We determine the fair value of an asset through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For the years ended December 31, 2007, 2008 and 2009, there were no impairment charges recognized on our long-lived assets

Inventory

Our inventories are stated at the lower of cost and net realizable value. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. We routinely evaluate value of our inventories in light of market conditions and record write-downs against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors.

Write-downs of finished goods were RMB nil, RMB1.1 million (as adjusted) and RMB14,7 million (US$2.1 million) during the years ended December 31, 2007, 2008 and 2009, respectively, which are included in cost of sales. Due to the extremely difficult market situation in 2009, we took a look at our inventory at year-end and decided to take a provision of RMB 14.7 million to write down the value of some of our obsolete inventories. These inventories were related to the pre-production of some of our products which some of our customers initially forecasted as part of their annual demand at the beginning of the year, but purchase orders of which were either cancelled or indefinitely postponed later in the year because the market condition deteriorated. This is a specific year-end non-cash charge. But we may make similar write-downs in the future based on our inventory policy and the size of the inventory provision will be determined on the overall global economic condition.

Allowance for Doubtful Receivables

We maintain allowances for doubtful receivables for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history and current credit-worthiness and current economic trends. We wrote off nil, nil and nil in customer receivables in 2007, 2008 and 2009, respectively, while recognizing bad debt expenses of RMB0.3 million, a recovery of bad debt of RMB0.2 million and bad debt expenses of RMB0.1 million during those periods, respectively.

If our assumptions regarding the financial condition of our customers and their ability and willingness to pay us are incorrect, our actual bad debt provisions may be higher than estimated, which could result in a charge against our income and a higher level of allowance for doubtful receivables in the future, either of which could have a material adverse effect on our financial condition and results of operations.

Share-based compensation

On January 1, 2008, we adopted our 2008 share incentive plan, or the plan, to provide additional incentives to our employees. The plan provides for the grant of options, restricted shares, and restricted share units. The plan authorizes grants to purchase up to 180,000,000 of our ordinary shares. Stock options granted become exercisable over four years. We expect to issue new shares to satisfy share option exercises. Under the plan, we granted 13,555,000 unconditional share option awards and 13,555,000 conditional share option awards on January 1, 2008 and 22,700,000 unconditional share option awards and 900,000 conditional share option awards on June 30, 2008 to several of our executives and employees.

The unconditional awards were granted at an exercise price of RMB0.55 per share, vest over four years of continuous service, with 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date, and expire ten years from the grant date.

The conditional awards are granted at an exercise price equal to 88% of the fair value of our ordinary shares on the respective grant date, vest over four years (provided that service remains continuous during such period) with 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date or, where our audited financial statements for the year immediately preceding each such anniversary are not available on such anniversary, on the date such audited financial statements are issued. The conditional awards expire ten years from the date of grant. The vesting of conditional options to purchase our ordinary shares is contingent upon (i) our achieving revenue growth of at least 20% in the most recent fiscal year for which audited financial statements are available prior to each vesting date and (ii) our achieving a compound annual growth rate in sales of at least 20% from (x) the fiscal year immediately preceding the date of awards for which audited financial statements are available, through (y) the most recent fiscal year for which audited financial statements prepared pursuant to U.S. GAAP are available immediately prior to each vesting date.

As further described in Note 17 to our audited financial statements included elsewhere in this annual report, we recognize share-based compensation as a compensation expense in our consolidated statements of income based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. This statement also requires us to adopt a fair- value-based method for measuring the compensation expense related to share-based compensation.

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions relating to cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

For the purpose of determining the estimated fair value of share options we have already granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions since we were a privately-held company on the date we granted our options. The estimated fair value of our ordinary shares on the date of grant was determined based on valuation on our ordinary shares also performed by Jones Lang LaSalle Sallmanns Limited, or Sallmanns, an independent appraiser. Sallmanns determined the fair value of the ordinary shares using the income approach by applying appropriate discount rate to future free cash flows that are based on financial projections developed by the company.

The fair value of each option granted was appraised on the date of grant using the lattice option-pricing model incorporating assumptions with regard to risk-free interest rate, dividend yield, expected term and expected volatility.

No options to purchase our ordinary shares were granted in the years ended December 31, 2007 and 2009. A summary of share option activity under unconditional share options awards during 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Outstanding as of December 31, 2008	35,622,500	RMB0.55
Outstanding as of December 31, 2009	35,497,500	RMB0.55	8.32 years	RMB7,049,000
Fully vested as of December 31, 2009	8,905,625	RMB0.55	8.32 years	RMB1,769,000
Exercisable as of December 31, 2009	8,905,625	RMB0.55	8.32 years	RMB1,769,000

The weighted-average grant-date fair value of unconditional share option awards granted during 2008 was RMB1.24 per share option. During the years ended December 31, 2008 and 2009, no options were exercised. As of December 31, 2009, there was a total unrecognized compensation cost of RMB13.0 million (US$1.9 million) related to non-vested share options under unconditional share options awards. This cost is expected to be recognized over the next 2.5 years.

A summary of share option activity under conditional share option awards during 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Outstanding as of December 31, 2008	13,652,500	RMB1.50
Outstanding as of December 31, 2009	13,527,500	RMB0.67	8.03 years	RMB1,013,000
Fully vested as of December 31, 2009	3,413,125	RMB0.66	8.03 years	RMB307,000
Exercisable as of December 31, 2009	3,413,125	RMB0.66	8.03 years	RMB307,000

The weighted-average fair value of conditional share options awards as of December 31, 2009 granted during 2008 was RMB0.73 per share option. During the years ended December 31, 2008 and 2009, no options were exercised. As of December 31, 2009, there was a total unrecognized compensation cost of RMB2.3 million (US$0.3 million) related to non-vested share options under conditional share options awards. This cost is expected to be recognized over the next 2.5 years.

Based on grants outstanding at December 31, 2009, and assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is expected to be as follows:

	2010	2011	2012 and Beyond
	(in thousands of RMB)
Estimated impact for unconditional share options awards	8,171	3,927	893
Estimated impact for conditional share options awards	1,116	1,143	39
Total	9,287	5,070	932

Estimating the value of our share-based compensation expense for future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures rates based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our share compensation charges may change based on changes to our actual forfeitures. Our actual share-based compensation expenses may be materially different from our current expectations. In addition to the subjective assumptions and estimates discussed above, see “Item 5. Operating and Financial Review and Prospects. G. Safe Harbor” for information regarding the various risks and uncertainties inherent in estimates of this type.

On May 7, 2010, our Board of Directors approved to grant an aggregate of 4,736,250 fully vested shares (78,937 ADSs) and 7,541,250 unconditional non-vested shares (125,688 ADSs) to several of our executives and employees. The grant of these shares was made in exchange for their forfeiture of 12,277,500,000 options (204,625 ADSs) granted under the Conditional Share Options Awards on January 1, 2008 and June 30, 2008, respectively to simplify the vesting practice. On the same date, our Board of Directors further approved to grant 12,220,000 unconditional shares (203,666 ADSs) to several of our employees. The exercise price of all above mentioned share options is RMB0.55 per ordinary share. The non-vested options will vest over the next five years. The options will expire ten years from the date of grant.

As of May 7, 2010 and after netting off the newly granted and forfeited share options, a total of 59,145,000 unconditional share options are awarded and outstanding.

Internal Control Over Financial Reporting

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009 although we identified one significant deficiency and certain other control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that some misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The identified significant deficiency pertains to a lack of monitoring of the process of CIP to ensure that CIP is properly recorded based on the construction progress. Since the identification, we have taken, and are continuing to take, a number of measures to remediate this deficiency, including but not limited to: (i) implementing strict accounting and closing procedures during the process of working with the hired SOX compliance consulting firm, and (ii) hiring an external construction inspection firm to ensure that construction progress milestones are properly and timely reported then recorded in our accounting books, and properly and timely transferred to fixed assets once projects are completed.

In addition, we established an audit committee under our board of directors in accordance with the applicable SEC and stock exchange requirements to provide adequate independent oversight with respect to our accounting and financial reporting. The remedial measures that we have taken or intend to take may not fully address the significant deficiencies and other deficiencies that have been identified by our independent registered public accounting firm, and material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—Our independent registered public accounting firm identified one significant deficiencies and certain other control deficiencies in our internal control over financial reporting that require remediation. If we fail to establish and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud and, as a result, investor confidence and the trading price of our ADSs may be adversely impacted.”

A. Operating Results

The following table sets forth our consolidated operating income information as a percentage of our total sales for the periods described:

	Year Ended December 31,
	2007	2008	2009
	(percentage of total sales) (as adjusted)
Sales	100.0	100.0	100.0
Cost of sales	(43.6)	(58.2)	(60.4)

Operating expenses:
Selling expenses	(1.7)	(1.3)	(1.4)
General and administrative expenses	(5.2)	(6.3)	(8.5)
Research and development expenses	(3.1)	(2.9)	(3.8)
Other operating expenses	(0.2)	(0.2)	(0.9)
Other operating income	—	0.1	0.1
Government grants	0.2	0.0	0.1

Income from operations	46.4	31.2	25.2
Other income (expenses):
Interest income	0.1	0.2	0.3
Interest expense	(0.1)	(0.3)	(0.3)
Foreign currency exchange loss, net	(0.3)	(1.0)	(0.2)
Gain on disposal of a subsidiary	0.0	—	—
Equity in loss of an affiliate	—	—	(0.0)
Other income	0.1	0.0	0.1

Earnings before income taxes	46.2	30.1	25.1
Income tax (expense) benefit	(6.4)	3.4	(3.5)

Net income	39.8	33.5	21.6
Net income attributable to noncontrolling interests	(0.0)	(0.5)	(0.6)

Net income attributable to our shareholders	39.8	33.0	21.0

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales. Our sales decreased by 13.0% from RMB942.5 million (as adjusted) in 2008 to RMB820.3 million (US$120.2 million) in 2009, which reflected (i) a decrease in sales generated from commercialized projects from RMB801.5 million (as adjusted) in 2008 to RMB697.4 million (US$102.2 million) in 2009; (ii) an increase in sales generated from pipeline projects from RMB59.2 million in 2008 to RMB96.4 million (US$14.1 million) in 2009; and (iii) a decrease in sales of purchased goods from RMB81.8million (as adjusted) in 2008 to RMB26.5 million (US$3.9 million) in 2009. Our decrease in sales during the year was due largely to weak demand in our end markets, primarily as a result of the global financial crisis.

Cost of sales. Our cost of sales decreased by 9.7% from RMB548.5 million (as adjusted) in 2008 to RMB495.6 million (US$72.6 million) in 2009 due primarily to reduced sales in electronic chemicals in 2009, particularly in the first quarter, and reduced sales in agrochemicals in the third and fourth quarters of 2009 caused by the extremely difficult market situation in 2009, partially offset by a provision of RMB 14.7 million to write down the value of some of our obsolete inventories at the end of 2009.

Gross profit. As a result of the foregoing, our gross profit decreased 17.6% from RMB393.9 million (as adjusted) in 2008 to RMB324.7 million (US$47.6 million) in 2009, while our overall gross profit margin decreased from 41.8% to 39.6%, respectively. The decrease in overall gross margin was primarily a result of (i) reduced sales in electronic chemicals in 2009 and (ii) reduced sales and gross margin for our agrochemical products due to severe competition caused by the global economic slowdown.

Operating expenses. Our operating expenses increased 18.6% from RMB100.5 million (as adjusted) in 2008 to RMB119.2 million (US$17.5 million) in 2009. This increase was primarily due to higher personnel salaries for experienced senior level employees, higher depreciation expenses associated with the construction of our new headquarters and research and development buildings, and other consulting and audit fees associated with being a publicly-listed company.

•

Selling. Selling expenses decreased 5.5% from RMB11.9 million (as adjusted) in 2008 to RMB11.2 million (US$1.6 million) in 2009 due primarily to a decrease in sales of products for which we bear shipping costs.

•

General and Administrative. General and administrative expenses increased 18.5% from RMB58.9 million (as adjusted) in 2008 to RMB69.9 million (US$10.2 million) in 2009 primarily due to an increase in the size of our administrative staff to support the growth of our operations, an increase in depreciation expenses associated with the new office building completed in 2009, and fees relating to the SOX compliance consulting work. In addition, in 2009, we recognized a share-based compensation expense of RMB11.8 million (US$1.7 million) related to general and administrative expenses in connection with grants made under our 2008 share incentive plan.

•

Research and Development. Research and development expenses increased by 12.5% from RMB27.5 million in 2008 to RMB30.9 million (US$4.5 million) in 2009. We attribute the increase in our research and development expenses to an increase in personnel expenses of RMB4.8 million, as a result of the expansion of our research and development staff, offset in part by a decrease in the raw materials used in our research and development activities from RMB7.3 million in 2008 to RMB4.6 million in 2009. We were able to reduce the amount of raw materials used in research and development activities because of reduced internal test failure rates when conducting experiments.

•	Other Operating Expenses. Other operating expenses increased from RMB2.2 million in 2008 to RMB7.1 million (US$1.0 million) in 2009 due primarily to disposal of fixed assets in 2009.

Other operating income. We had other operating income of RMB1.0 million in 2009 resulting from income from leases of plant and equipment.

Government grants. The government grants recognized as income increased from RMB50,000 in 2008 to RMB1.0 million (US$0.1 million) in 2009.

Income from operations. As a result of the foregoing, we generated income from operations of RMB207.5 million (US$30.4 million) in 2009, representing a decrease of 29.6% as compared to RMB294.5 million (as adjusted) of income from operations in 2008.

Interest income. Our interest income increased from RMB2.1 million (as adjusted) in 2008 to RMB2.3 million (US$0.3 million) in 2009 because our total cash on deposit in interest-bearing saving accounts and the relevant interest rates increased between these periods.

Interest expense. Our interest expense decreased from RMB2.7 million (as adjusted) in 2008 to RMB2.1 million (US$0.3 million) in 2009, due to (i) a decrease in bank borrowings outstanding from RMB65.0 million as of December 31, 2008 to RMB10.0 million (US$ 1.5 million) as of December 31, 2009 and (ii) a decrease in the weighted average interest rate of our bank borrowings in 2009.

Foreign currency exchange loss, net. Our net foreign currency exchange loss decreased significantly from RMB9.5 million in 2008 to RMB2.0 million (US$0.3 million) in 2009 because starting from mid 2008 our sales were no longer denominated in Euro and we were not subject to the exchange risk of the Euro against the U.S. dollar.

Other income. We had other income of RMB82,000 (as adjusted) and RMB519,000 (US$76,000) in 2008 and 2009, respectively.

Earnings before income taxes. Earnings before income taxes decreased by 27.6% from RMB284.4 million (as adjusted) in 2008 to RMB206.0 million (US$30.2 million) in 2009.

Income tax benefit (expense). Our income tax expense was RMB28.8 million (US$4.2 million) for 2009, as compared with an income tax benefit of RMB32.2 million (as adjusted) for 2008. The PRC statutory tax rate for 2009 and 2008 was 25%. Our income tax expense in 2009 was reduced by effect of tax holiday amounting RMB26.0 million which reduced our effective tax rate by 12.6%. In addition, less PRC dividend withholding tax was accrued for undistributed earnings of our PRC subsidiaries as we plan to indefinitely reinvest a portion of the undistributed earnings in the PRC. These attributed to an overall effective tax rate of 14.0% in 2009. The effective tax benefit rate of 11.3% (as adjusted) in 2008 was mainly due to (i) a reinvestment tax refund of RMB16.3 million; (ii) an income tax refund of RMB42.5 million; and (iii) effect of tax holiday amounting RMB61.9 million which reduced our effective tax rate by 5.7%, 14.9% and 21.8%, respectively. In addition, the new PRC corporate income tax law imposed dividend withholding tax on earnings generated since January 1, 2008, which increased our 2008 income tax expense by RMB13.9 million and the related tax effect was 4.9%.

Net income. As a result of the foregoing, we had net income of RMB177.2 million (US$26.0 million) in 2009, compared to net income of RMB316.7 million (as adjusted) in 2008, a decrease of 44.0%.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interest amounted to RMB4.3 million (as adjusted) and RMB4.7 million (US$0.7 million) in 2008 and 2009, respectively, attributable to (i) the 40% ownership interest in Huajing Company before April 2008 and the 20% ownership interest after then, which was held by Mr. Xuhua Ren; (ii) the 48.3% ownership interest in Kangpeng Nong Hua from October 2008 through November 2009, which was held by Mr. Zhiyan Shen, Ms.Yunfen Fan, Dr. Yunhong Tang and Kang Qi Investment Company, respectively; (iii) the 20% ownership interest in Jiangsu Wei Er from February 2008 through November 2009, which was held by Mr. Zhiyan Shen and Ms. Yunfen Fan; and (iv) the 8% ownership interest in Binhai Kangjie, which was held by Mr. Yunxiang Wang.

Net income attributable to our shareholders. As a result of the foregoing, we had net income attributable to our shareholders of RMB172.4 million (US$25.3 million) in 2009, compared to RMB312.4 million (as adjusted) in 2008, a decrease of 44.8%.

Year ended December 31, 2008 compared to year ended December 31, 2007

Sales. Our sales increased by 59.9% from RMB589.3 million in 2007 to RMB942.5 million (as adjusted) in 2008, which reflected (i) an increase in sales generated from commercialized projects from RMB504.8 million in 2007 to RMB801.5 million (as adjusted) in 2008; (ii) an increase in sales generated from pipeline projects from RMB46.6 million in 2007 to RMB59.2 million in 2008; and (iii) an increase in sales of purchased goods from RMB37.9 million in 2007 to RMB81.8 million (as adjusted) in 2008. Our increase in sales during the period was due largely to the following factors:

(i)	the sales generated by existing and newly introduced products produced by Jiangsu Wei Er, which we acquired in February 2008. The products produced by Jiangsu Wei Er generated RMB148.8 million (as adjusted) in sales with a gross volume of 1,217 metric tons in 2008;

(ii)	an increase in sales generated from pipeline projects between these periods due to (a) increased number of pipeline projects produced from 56 in 2007 to 65 in 2008 and (b) an increase in the average selling price of pipeline projects from RMB3.5 million per metric ton in 2007 to RMB5.7 million per metric ton in 2008 as a result of producing more complex products in 2008. This was offset in part by a decrease in the average sales volume per project from 239 kilograms in 2007 to 158 kilograms in 2008;

(iii)

an increase in sales volume from 519.9 metric tons to 1,668 metric tons generated from commercialized projects between these periods, partially offset by a decrease in average selling price of commercialized projects from RMB1.0 million per metric ton to RMB0.4 million (as adjusted) per metric ton in 2007 and 2008, respectively, which was attributable to the sales of products produced by

Jiangsu Wei Er, whose products command lower average selling prices. However, excluding the effect of lower average selling price from the products produced by Jiangsu Wei Er, the average selling price of commercialized projects increased from RMB1.0 million per metric ton in 2007 to RMB1.3 million (as adjusted) per metric ton in 2008. We attribute such increase in our average selling price for commercialized products, excluding Jiangsu Wei Er, to the following factors: (a) we replaced mature, lower value-added projects with new, higher value-added downstream projects; and (b) we successfully negotiated to pass along some of the effects of changes in the foreign currency exchange rate to some of our customers for our mature commercialized projects; and

(iv)	we also experienced increase in sales of purchased goods from RMB37.9 million in 2007 to RMB81.8 million (as adjusted) in 2008 due to a pronounced increase in customer demand for the products that we procure for them during this particular period.

Excluding sales of RMB148.8 million (as adjusted) generated by Jiangsu Wei Er in 2008 following our acquisition of it in February 2008, we recorded an increase in sales of RMB204.3 million (as adjusted) in 2008, which was primarily due to: (i) an increase in our sales derived from pipeline projects of RMB12.5 million in 2008; (ii) an increase in our sales derived from commercialized projects of RMB147.9 million (as adjusted) and (iii) an increase in sales of purchased goods of RMB43.9 million (as adjusted) during the period.

Cost of sales. Our cost of sales increased significantly by 113.5% from RMB256.9 million in 2007 to RMB548.5 million (as adjusted) in 2008 due primarily to:

(i)	costs associated with the overall increase in the volume of commercialized products sold, including costs of RMB119.7 million (as adjusted) from the impact of our acquisition of Jiangsu Wei Er in February 2008, which resulted in increases in raw material, labor and other costs incurred to produce specialty chemicals produced by Jiangsu Wei Er;

(ii)	a decrease in the average VAT refund rate in July 2007 as the PRC tax authorities changed the average refund rate of VAT applicable to most of our products from 13% to 5% or 9%, depending on the product, which resulted in our having a higher VAT burden on raw materials used in export sales for products whose applicable VAT refund rate was higher before July 2007;

(iii)	increases in the volume of products sold through sales of purchased goods which accounted for cost of sales of RMB70.9 million (as adjusted) in 2008 compared to costs of RMB32.2 million in 2007; and

(iv)	other factors such as rising raw material costs and additional depreciation resulting from the acquisition of equipment used in the production of our products.

Gross profit. As a result of the foregoing, our gross profit increased 18.5% from RMB332.5 million in 2007 to RMB393.9 million (as adjusted) in 2008, while our overall gross profit margin decreased from 56.4% to 41.8% (as adjusted), respectively. The decrease in overall gross margin was primarily a result of (i) the reduction in the VAT refund rate applicable to most of our products from 13% to 5% or 9%, depending on the product, (ii) the inclusion of products produced by Jiangsu Wei Er, which we acquired in February 2008, and whose products generally have lower average selling prices but larger average sales volumes, and whose overall profit margins of 22.6% (as adjusted) in 2008 were lower than those for our other products immediately following our acquisition of that facility, and (iii) increases in sales of purchased goods between these periods, which are generally made on a cost-plus basis and, accordingly, have lower gross margins than our commercialized and pipeline products. As we continue to introduce new technologies and manufacturing processes and to improve our product mix at our Jiangsu Wei Er facility to include more highly engineered products with higher average selling prices, we expect to gradually reduce the costs of sales as a percentage of sales, and to improve our overall gross margins over time.

Operating expenses. Our operating expenses increased 65.0% from RMB60.8 million in 2007 to RMB100.5 million (as adjusted) in 2008. This increase was primarily due to increases in our research and development expenses and our general and administrative expenses associated with the growth of our business.

•

Selling. Selling expenses increased 16.3% from RMB10.2 million in 2007 to RMB11.9 million (as adjusted) in 2008 due primarily to share-based compensation expense related to selling expenses of RMB1.2 million recognized in 2008.

•

General and Administrative. General and administrative expenses increased 90.6% from RMB30.9 million in 2007 to RMB58.9 million (as adjusted) in 2008 primarily due to an increase in the size of our administrative staff to support the growth of our operations including our expansion through our acquisition of Jiangsu Wei Er, which growth in operations resulted in a corresponding increase in expenses for salary and benefits for our management and administrative staff from RMB14.4 million in 2007 to RMB24.9 million (as adjusted) in 2008. In addition, in 2008, we recognized a share-based compensation expense of RMB12.2 million related to general and administrative expenses in connection with grants made under our 2008 share incentive plan. To a lesser extent, we also attribute the increase in our general and administrative expenses to the overall growth of our business operations.

•

Research and Development. Research and development expenses increased by 51.3% from RMB18.2 million in 2007 to RMB27.5 million in 2008. We attribute the increase in our research and development expenses to a significant increase in personnel expenses of RMB11.3 million, including share-based compensation expense of RMB4.5 million, as a result of the expansion of our research and development staff, offset in part by a significant decrease in the raw materials used in our research and development activities from RMB10.1 million in 2007 to RMB7.3 million in 2008. We were able to reduce the amount of raw materials used in research and development activities because of reduced internal test failure rates when conducting experiments.

•	Other Operating Expenses. Other operating expenses increased from RMB1.5 million in 2007 to RMB2.2 million in 2008 due primarily to disposal of fixed assets and donations in 2008.

Other operating income. We had other operating income of RMB1.0 million in 2008 resulting from rental income from the lease of plant and equipment.

Government grants. The government grants recognized as income decreased from RMB1.4 million in 2007 to RMB50,000 in 2008.

Income from operations. As a result of the foregoing, we generated income from operations of RMB294.5 million (as adjusted) in 2008, representing an increase of 7.8% as compared to RMB273.1 million of income from operations in 2007.

Interest income. Our interest income increased from RMB0.8 million in 2007 to RMB2.1 million (as adjusted) in 2008 because our total cash on deposit in interest-bearing saving accounts and the relevant interest rates increased between these periods.

Interest expense. Our interest expense increased from RMB0.7 million in 2007 to RMB2.7 million (as adjusted) in 2008, due to (i) an increase in bank borrowings outstanding from RMB40.0 million as of December 31, 2007 to RMB65.0 million (as adjusted) as of December 31, 2008 and (ii) an increase in the weighted average interest rate of our bank borrowings in 2008.

Foreign currency exchange loss, net. Our net foreign currency exchange loss increased significantly from RMB2.0 million in 2007 to RMB9.5 million in 2008 due to depreciation in the U.S. dollar and Euro against the Renminbi, as a large percentage of our sales are denominated in U.S. dollars and Euros.

Other income. We had other income of RMB406,000 and RMB82,000 (as adjusted) in 2007 and 2008, respectively.

Earnings before income taxes. Earnings before income taxes increased by 4.7% from RMB271.6 million in 2007 to RMB284.4 million (as adjusted) in 2008.

Income tax benefit (expense). Our income tax benefit was RMB32.2 million (as adjusted) for 2008, as compared with an income tax expense of RMB37.4 million for 2007. The PRC statutory tax rates for 2008 and 2007 were 25% and 33%, respectively. The tax benefit in 2008 was mainly due to (i) a reinvestment tax refund of RMB16.3 million for our reinvestment in Shanghai ChemSpec by using its retained earnings to increase its registered capital; (ii) an income tax refund of RMB42.5 million for Shanghai ChemSpec as it was granted income tax exemption for the period from August 1, 2006 to December 31, 2007 retrospectively during 2008; and (iii) effect of tax holiday amounting RMB61.9 million which reduced our effective tax rate by 5.7%, 14.9% and 21.8%, respectively. In addition, the new PRC corporate income tax law imposed dividend withholding tax on earnings generated since January 1, 2008, which increased our 2008 income tax expense by RMB13.9 million and the related tax effect was 4.9%. Overall, an effective tax benefit rate of 11.3% (as adjusted) was noted in 2008. Our income tax expense in 2007 was reduced by effect of preferential tax rate of RMB16.1 million and effect of tax holiday amounting RMB35.3 million which reduced our effectively tax rate by 5.9% and 13.0%, respectively, and attributed to an overall effective tax rate of 13.8% in 2007.

Net income. As a result of the foregoing, we had net income of RMB316.7 million (as adjusted) in 2008, compared to net income of RMB234.2 million in 2007, an increase of 35.2%.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests amounted to RMB0.1 million and RMB4.3 million (as adjusted) in 2007 and 2008, respectively, attributable to (i) the 40% ownership interest in Huajing Company before April 2008 and the 20% ownership interest after then, which was held by Mr. Xuhua Ren, (ii) the 20% ownership interest in Jiangsu Wei Er which was held by Mr. Zhiyan Shen and Ms. Yunfen Fan after February 2008, and (iii) the 48.3% ownership interest in Kangpeng Nong Hua after October 2008, which was held by Mr. Zhiyan Shen, Ms.Yunfen Fan, Dr. Yunhong Tang and Kang Qi Investment Company, respectively.

Net income attributable to our shareholders. As a result of the foregoing, we had net income attributable to our shareholders of RMB312.4 million (as adjusted) in 2008, compared to RMB234.0 million in 2007, an increase of 33.5%.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash generated from our operations. Historically, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2009, we had approximately RMB351.1 million (US$51.4 million) in cash. Our cash generally consists of cash on hand and demand deposits. We require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing and research and development facilities. As of December 31, 2009, we had approximately RMB10 million (US$1.5 million) in long-term bank borrowings with a weighted average interest rate of 5.751% per annum. The amount of unused credit facilities available associated with long-term bank borrowings as of December 31, 2009 amounted to RMB45.0 million (US$6.6 million). Our long-term bank borrowings are due in 2011 and 2012, respectively. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have traditionally negotiated the renewal of facilities shortly before they mature although, no assurance can be made that we will be able to continue successfully re-negotiate the renewal of these facilities in the future.

The increase in cash from RMB180.6 million (as adjusted) as of December 31, 2008 to RMB351.1 million (US$51.4 million) as of December 31, 2009 was primarily due to the proceeds of approximately RMB389.0 million (US$57.0 million) from our initial public offering in June 2009 and cash generated from our operations of approximately RMB209.0 million (US$31.0 million) in 2009, which were partially offset by cash paid for capital expenditures of approximately RMB227.0 million (US$33.0 million) in 2009.

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by consolidated subsidiaries for the cash needs of Chemspec International Limited, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

We expect to continue to generate positive operating cash flow in 2010. Despite the slowdown in sales in 2009 due to the slowdown in global economic conditions, our cash flow and available liquidity have continued to be sufficient for the operation of our business. Based on current credit conditions in China and preliminary discussions with our local banks, we do not believe we will encounter any problems in increasing our borrowings if the need arises. We believe that our cash, anticipated cash flow from operations and the net proceeds we received from the initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
		(in thousands)
		(as adjusted)
Cash	RMB56,929	RMB180,602	RMB351,097	USD51,436
Net cash provided by operating activities	169,916	289,746	209,252	30,656
Net cash used in investing activities	100,601	112,175	257,893	37,782
Net cash provided by (used in) financing activities	(50,085)	(54,190)	219,082	32,096

Operating Activities

Net cash provided by operating activities decreased from RMB289.7 million (as adjusted) for the year ended December 31, 2008 to RMB209.3 million (US$30.7 million) for the year ended December 31, 2009. This decrease was the result of (i) an increase in cash payment for build-up of inventory at the year-end due to strong orders for our products used in production of electronics chemicals to be delivered in the first quarter of 2010, as our products in this field are technically highly complex and involve a long in-house production cycle; (ii) a decrease in cash collected from our customers due to the reduced sales, especially in the fourth quarter of 2009; and (iii) an increase in cash payment for operating expenses due to the expansion of our business.

Net cash provided by operating activities increased from RMB169.9 million for the year ended December 31, 2007 to RMB289.7 million (as adjusted) for the year ended December 31, 2008. This increase was the result of (i) a decrease of RMB99.4 million (as adjusted) in taxes paid and (ii) an increase in cash collected from customers, partially offset by amounts paid to our suppliers, employees and other creditors in connection with a build-up of our inventory during this period. The decrease in taxes paid between these two periods was due to (i) a tax refund from our using retained earnings from prior years to increase the registered capital of Shanghai ChemSpec; (ii) a tax refund from the income tax paid by Shanghai ChemSpec after its entitlement to an exemption from income tax for the period from August 1, 2006 to December 31, 2007 and (iii) a decrease in our effective tax rate as our consolidated entities that accounted for the greatest percentage of our earnings before income taxes in 2008 enjoyed lower preferential tax rates compared to the entities that accounted for the greatest percentage of our earnings before income taxes in 2008. The build-up in levels of inventory and work-in-progress between these two periods was carried out in response to customer requests.

Investing Activities

Net cash used in investing activities amounted to RMB100.6 million, RMB112.2 million (as adjusted) and RMB257.9 million (US$37.8 million) in 2007, 2008 and 2009, respectively. Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. These capital expenditure cash outflows were RMB93.5 million in 2007, RMB127.8 million (as adjusted) in 2008 and RMB227.7 million (US$33.4 million) in 2009. In addition, we made payments of RMB17.5 million and RMB4.0 million (US$0.6 million) for land use rights in 2008 and 2009, respectively, in connection with securing the land for construction of our new facilities. We expect our net cash used in investing activities over the next several years to decrease from the 2009 level as our major green field office and production facility investment projects were largely completed in 2009 and we will focus on upgrading and improving our existing facilities in the years to come.

Financing Activities

Net cash used in financing activities amounted to RMB50.1 million and RMB54.2 million (as adjusted) in 2007 and 2008, and net cash provided by financing activities amounted to RMB219.1 million (US$ 32.1 million) in 2009, respectively. Cash used in financing activities primarily consists of dividends paid to shareholders, repayment of bank loans, repayment of borrowings from related parties, acquisition of additional equity interest in subsidiary and repurchase of our ordinary shares from the open market. Cash provided from financing activities primarily consists of proceeds from bank loans, proceeds from borrowings from related parties, and proceeds of approximately RMB389.0 million (US$57.0 million) from our initial public offering in June 2009. We paid dividends of RMB19.4 million in 2007. We did not declare any dividends in 2008. One of our subsidiaries made a cash distribution of RMB2.5 million to our noncontrolling shareholders in June 2009. On March 11, 2010, we declared the issuance of 2009 dividend of US$0.003 per ordinary share (US$0.18 per ADS) to shareholders of record as of March 31, 2010 with payment date of April 21, 2010.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our head office, research and development center and production facilities, (ii) investment in equipment, technology and operating systems, and (iii) capitalized interest. Our capital expenditures were RMB97.6 million, RMB163.1 (as adjusted) million and RMB342.7 million (US$50.2 million) in 2007, 2008 and 2009, respectively. Our primary planned capital expenditures for 2010 are for expansion of our manufacturing capacity in China and enhancement of our research and development capabilities in China. We expect that our capital expenditures in 2010 will amount to approximately RMB200.0 million, in connection with both the expansion of our production capacity and for maintenance and upkeep of our existing facilities. See “Item 4. Information on the Company—B. Business Overview—Headquarters and Facilities.” We expect to fund these planned expenditures through cash generated from operations and from the proceeds received from the initial public offering of our ADSs in June 2009.

Inventories and Receivables

Inventories and receivables are two principal components of our working capital, particularly during periods when sales increase. Accordingly, control of inventories and receivables are key aspects of our operations.

Our average inventory turnover period decreased to 117 days (as adjusted) in 2008 from 121 days in 2007, and increased to 176 days in 2009. The decrease in 2008 was a result of our increased volume of sales which resulted in faster turnover of products and shorter inventory times. The increase in 2009 was primarily due to the reduced sales in 2009 as a result of the global economic recession and the year-end inventory increase as a result of the change in product mix caused by strong orders for our products used in the electronics chemical industry.

We sell to our principal customers on an open account basis, allowing credit terms of between 30 and 120 days, with most payments made within 90 days. The average collection days for our accounts receivable was 26 days in 2007, 35 days in 2008, and 56 days in 2009. The increase of the average collection days in 2009 was mainly due to the difficult global economic condition which caused the payment patterns of some of our customers changed. Bad debt expense accounted for less than 1% of our sales in each of 2007, 2008 and 2009.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on our Company—B. Business Overview—Research and Development” and “Item 4. Information on our Company—B. Business Overview—Intellectual Property.”

D. Trend Information

See “—Overview” for a discussion of the most significant recent trends that have had, and in the future may have, a material impact on our results of operations, financial condition and capital expenditures. In addition, see discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees or interest rate swap transactions. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest, as of December 31, 2009:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(RMB in millions)
Capital commitments	43.5	43.5	—	—	—
Operating lease obligations	0.2	0.2	—	—	—
Long-term debt	11.2	0.6	10.6	—	—

Total	54.9	44.3	10.6	—	—

As of December 31, 2009, we had capital commitments of RMB43.5 million (US$6.4 million), and long-term debt (including interest) of RMB11.2 million (US$1.6 million). We attribute the increase in capital commitments to the construction of new facilities and expansion of our existing facilities.

G. Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the

“safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•

the significant risks, challenges and uncertainties in the specialty chemicals industry and for our business generally, including our beliefs regarding the cost advantages and scalability provided by our chemical processes;

•	outsourcing and other trends in the specialty chemicals industry in China;

•	our ability to offset anticipated increases in raw material and other costs that could compress or decrease our gross margins;

•	our current expansion strategy, including our ability to expand production capacity and outputs;

•

market demand, including demand for our products and services by our customers and demand for the products that incorporate our products, including electronics, pharmaceutical products and agrochemicals;

•	the global economic downturn and its effect on our business and operations;

•	our beliefs regarding our strengths and strategies;

•	our ability to maintain strong relationships with suppliers or customers;

•	our beliefs as to the regulatory environment in China and in other jurisdictions in which we sell our products;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our beliefs regarding the competitiveness of our products or pipeline products;

•	market acceptance of our products and pipeline products and our ability to attract new customers;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	our planned use of proceeds;

•	our ability to obtain permits and licenses to carry on our business; and

•	our future prospects, business development, results of operations and financial condition.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/ Title
Jianhua Yang(1)	56	Chairman of the Board of Directors; Chief Executive Officer
David Yunhung Tang(2)	66	Director; Executive Vice President of Marketing and Sales
George Sun(3)	46	Director
Ted T. Lee(4)	59	Director
Bing Zhu(5)	45	Director; Chief Financial Officer
Peter H.C. Shu	62	Senior Vice President
Jinhua (Jim) Chen	48	Vice President
Yuelie Lu	52	Vice President
Wujun Yang	58	Vice President
Zixin Wang	32	Vice President
Yunlong Yuan	36	Vice President

(1)	Dr. Yang is also chairman of our compensation committee.
(2)	Dr. Tang is also a member of our compensation committee. Dr. Tang was appointed by our board of directors concurrently as the interim Chief Financial Officer after Mr. Zhu’s resignation takes effect on June 30, 2010.
(3)	George Sun is an independent director, chairman of our corporate governance and nominating committee and a member of our audit committee and compensation committee.
(4)	Ted T. Lee is an independent director, chairman of our audit committee and a member of our corporate governance and nominating committee.
(5)	Bing Zhu is also a director and a member of our audit committee. Mr. Zhu has resigned from his position as a director and the Chief Financial Officer with the Company effective June 30, 2010.

Dr. Jianhua Yang, our founder, has served as the chairman of the board of directors and the chief executive officer of Chemspec since its inception in 2006. Dr. Yang has been chairman and chief executive officer of Shanghai ChemSpec since he founded it in 1996. Dr. Yang has more than 20 years of experience in fluorinated specialty chemicals. Dr. Yang graduated from the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences with a Ph.D. in science in 1988. In 1991, Dr. Yang was awarded with the National Natural Science Award (First Class) by the Chinese Academy of Sciences and in 1993, was awarded with the National Natural Science Award (Second Class) by the State Commission on Science and Technology of China.

Dr. David Yunhung Tang was appointed as a member of our board of directors in July 2008. Dr. Tang has worked for Shanghai ChemSpec as executive vice president of marketing and research and development since 2001. Dr. Tang is responsible for overseeing our sales and marketing activities. Dr. Tang has more than 30 years of experience in fluorinated specialty chemicals, having worked in a range of positions for Occidental Chemical Corporation, Buffalo, New York, from 1977 to 2000, including research scientist, technology group leader, technical manager, senior manager, general manager of a joint venture of Occidental Chemical Corporation and research fellow. In 1973, he obtained a Ph.D. from Indiana University, USA. In 1985, he obtained an MBA degree from the State University of New York at Buffalo, USA, and in 1987 he completed an executive management program at Northwestern University. Dr. Tang was appointed by our board of directors concurrently as the interim Chief Financial Officer after Mr. Zhu’s resignation takes effect on June 30, 2010

Dr. George Sun was appointed as a member of our board of directors in July 2008. Dr. Sun currently serves as general manager of Omaha Capital China, a China-focused early growth and venture capital fund focusing on life sciences, clean technology and high technology. Previously, he spent more than 10 years at McKinsey & Company as a senior management consultant where he assisted major companies in China in various industries on issues of strategy, organization and operations. Dr. Sun co-founded and served as the president of GanTech International Inc., a biopharmaceutical company. He also worked as a scientist at Rohm and Haas, a leading specialty chemicals company. Dr. Sun holds a Ph.D. in chemistry from California Institute of Technology, a M.S. in organic chemistry from Shanghai Institute of Organic Chemistry, and a B.S. in chemistry from University of Science and Technology of China. He also attended the advanced management program at the Wharton School, University of Pennsylvania.

Mr. Ted T. Lee has served as our independent director and chairman of our audit committee since June 2009. Mr. Lee is managing director of T Plus Capital Ltd., a firm he founded that provides strategic, financial and business development advisory services to accounting, financial valuation services and human capital firms in China. Since September 2008, he has served as senior advisor to Duff & Phelps, a global financial valuation firm, and, from September 2007 until April 2009, served as executive director at Prax Capital, a private equity firm specializing in China-focused investments. Prior to his current professional activities, Mr. Lee was a senior partner at Deloitte Touche Tohmatsu, or Deloitte, where he worked for 31 years in the United States and Asia, including heading the opening of Deloitte’s first China office in Shanghai in 1992, serving as office managing partner of their Hong Kong, Guangzhou and Beijing offices, and practicing in the firm’s Los Angeles and Taipei offices. Mr. Lee is a U.S. certified public accountant (inactive) and holds an MBA in finance and accounting from the University of Southern California and a B.S. in accounting from California State University, Fresno.

Mr. Bing Zhu was appointed our chief financial officer in June 2008. Mr. Zhu also has served as our director since June 2009. From May 2006 until June 2008, he was chief financial officer of Canadian Solar Inc., a Nasdaq-listed solar cell and module products manufacturer based in China. From March 2005 until May 2006, he was financial controller and acting chief financial officer of Canadian Solar Inc. Prior to that, Mr. Zhu was a commercial banking relationship account manager at Royal Bank of Canada. From May 1996 to June 2000, Mr. Zhu worked as the Shanghai chief representative of Raytheon Corporation and was in charge of market development for its commercial electronics, engineering & construction and commercial aircraft divisions in China. From 1993 to 1996, he was a corporate banking account manager for Banque Indosuez. His customers included the China operations of European- and North American- based multi-national companies as well as B- and H- share Chinese public companies. From 1986 to 1992, Mr. Zhu was an accountant and then a finance manager in a Chinese state-owned enterprise in Hangzhou, China. Mr. Zhu received his bachelor’s degree in business management in 1986 from Zhejiang University of Technology in China, and his MBA degree in 1993 from China Europe International Business School (previously known as China-Europe Management Institute). Mr. Zhu has resigned from his position as a director and the Chief Financial Officer with the Company effective June 30, 2010.

Mr. Peter H.C. Shu became senior vice president of Chemspec in October 2009 and is responsible for marketing and sales. He has more than 30 years of experience in marketing, sales, technology and management in multinational chemical companies in the United States, Hong Kong and Taipei. Prior to joining us, Mr. Shu served as a global marketing manager of the plastics additives business at Rohm and Haas, where he led a global strategic marketing and sales team. Between 1985 to 2005, he held a variety of roles with increasing responsibilities at Bayer AG. Mr. Shu holds a Ph.D. in polymer chemistry from Rensselaer Polytechnic Institute, an MBA degree from the State University of New York, an M.S. in organic chemistry from the Ohio State University and a B.S. in chemistry from National Taiwan University. Mr. Shu has nine patents and 17 publications.

Mr. Jinhua (Jim) Chen became vice president of Chemspec in June 2008 and is responsible for marketing. He joined Chemspec in June 2008. Prior to being the vice president of marketing, he was a director (and then a vice president) of research and development at Chemspec. Prior to joining us, Mr. Chen served as an associate research investigator in the global pharmaceutical research and development division at Abbott Laboratories in Chicago, Illinois, USA, where he participated in the research and launch of the drugs Ritonavir and Lopinavir.

Mr. Chen was also an American Chemical Society Industrial Innovation Award winner. He holds a Ph.D. in organometallic chemistry from the University of New Brunswick in Canada and a B.S. in organic chemistry from Xiamen University in the People’s Republic of China.

Mr. Yuelie Lu became vice president of Chemspec in June 2009 and is responsible for marketing. Mr. Lu has extensive experience in pharmaceutical chemical process research and development, project management, and CMC management. Prior to joining us, he served as an associate director of chemical development at Lexicon Pharmaceuticals in New Jersey, USA and a principle scientist at Amgen Inc. in California, USA. Mr. Lu holds a Ph.D. from Purdue University and a B.S. and M.S. from the University of Science & Technology of China.

Mr. Wujun Yang became vice president of Chemspec in July 2008 and is responsible for overseeing the construction of facilities and purchase of raw materials. Mr. Yang has worked for Shanghai ChemSpec since 1997. Mr. Yang has more than 30 years of experience in the manufacturing of chemicals. Mr. Yang graduated from the Shanghai Institute of Chemistry and Technology, majoring in chemical engineering in 1977. Prior to joining our company, he served as an engineer with the Shanghai Institute of Organic Chemistry, Chinese Academy of Sciences from 1986 to 1996.

Mr. Zixin Wang was appointed our vice president of finance in May 2010. He had been vice president of Chemspec since July 2008 and was responsible for human resource and administration. From 2006 to 2007, he was the financial controller of Shanghai ChemSpec. Prior to joining us, he served as a project manager of Shanghai Boning Finance Advisory Limited, where he was responsible for advising on offshore initial public offerings of Chinese companies and investment activities in China of foreign companies. In 2004, he obtained his master’s degree in accounting from Shanghai Jiaotong University.

Mr. Yunlong Yuan has been vice president of Chemspec since July 2008 and is responsible for overseeing our manufacturing processes and operations. From 1998 to 2007, he was a director of research and development for Shanghai ChemSpec and was responsible for overseeing the research and development activities of Shanghai ChemSpec jointly with Dr. Tang. Mr. Yuan has more than 10 years of experience in fluorinated specialty chemicals. Mr. Yuan graduated from the chemistry department of East China University of Science and Technology majoring in industrial catalysis in 1996. Prior to joining our company, he served as a technician with Nanjing Chemical Industrial (Group) Co., Ltd.

The address of our directors and executive officers is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.

B. Compensation

Cash Compensation

In 2009, the aggregate cash compensation to our executive officers, including all the directors, was RMB5.4 million (US$0.8 million). For options granted to officers and directors, see “—2008 Share Incentive Plan.”

2008 Share Incentive Plan

We have adopted our 2008 share incentive plan to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2008 share incentive plan provides for the grant of options, restricted shares, and restricted share units, collectively referred to as “awards.” Our board of directors has authorized the issuance of up to 180,000,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan.

Plan Administration. Our compensation committee, or prior to such committee’s formation, our board or directors, will administer the 2008 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements. Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend cancel or rescind the award.

Transfer Restrictions. The right of a grantee in an award granted under our 2008 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control. If a change of control of our company occurs, (i) the compensation committee may determine that any outstanding unexercisable, unvested or lapsable awards shall automatically be deemed exercisable, vested and not subject to lapse immediately prior to the event triggering the change of control and (ii) the compensation committee may cancel such awards for fair value, provide for the issuance of substitute awards or provide that for a period of at least 15 days prior to the event triggering the change of control, such options shall be exercisable and that upon the occurrence of the change of control, such options shall terminate and be of no further force and effect.

Termination and Amendment. Unless terminated earlier, our 2008 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2008 share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2008 share incentive plan that (i) increases the number of ordinary shares available under the 2008 share incentive plan or changes the maximum number of shares for which awards may be granted to any participant or, (ii) diminish any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

Our board of directors has only granted options to participants in our 2008 share incentive plan. As of December 31, 2009, the following grants of options to our directors, officers and employees were outstanding:

•	grants of options to purchase 35,622,500 of our ordinary shares at an exercise price of RMB0.55 per share with a vesting schedule of four years; and

•

grants of options to purchase 13,652,500 ordinary shares with an exercise price that is 88% of the fair market value of our ordinary shares at the time such options vest with a vesting schedule of four years. In addition, vesting of this grant of options is subject to our having attained at least 20% growth in revenues during the fiscal year prior to each vesting period, to our having attained a CAGR of at least 20% in revenue growth from the fiscal year prior to the grant through the latest fiscal year prior to each vesting date, and to the meeting of employee performance criteria as approved by the administration committee or board of directors.

129,290,000 ordinary shares are available for future issuance upon the exercise of future grants under our 2008 share incentive plan. The following table summarizes, as of December 31, 2009, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated:

Name	Number of ordinary shares to be issued upon exercise of options	Exercise price per ordinary share	Date of grant	Date of expiration
		(in RMB)
Bing Zhu	*	0.55	June 30, 2008	June 29, 2018
Zixin Wang	*	0.55	January 1, 2008	December 31, 2017
Jinhua (Jim) Chen	*	0.55	June 30, 2008	June 29, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

C. Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of George Sun, Bing Zhu and Ted T. Lee. Each of George Sun and Ted T. Lee satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual, or Section 303A, and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Ted T. Lee is the chairman of our audit committee and meets the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. As our audit committee includes one non-independent director, we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) promulgated under the Exchange Act, which allows a minority of the members of the audit committee to be exempt from the audit committee independence requirements for one year after the effective date of this registration statement. We expect that, within one year of the effective date of this registration statement, each member of our audit committee will be an “independent director” within the definition set forth in Section 303A and Rule 10A-3 promulgated under the Exchange Act and that we will comply with the requirements of Section 303A. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Dr. Jianhua Yang, Dr. David Yunhung Tang and George Sun. George Sun is an “independent director” within the definition set forth in Section 303A of the NYSE Listed Company Manual. Dr. Jianhua Yang is the chairman of our compensation committee. As two of the directors on our compensation committee are not independent, we are relying on home country practice pursuant to the NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.05 relating to our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of George Sun, Bing Zhu and Ted T. Lee. George Sun and Ted T. Lee are “independent directors” within the definition set forth in Section 303A. George Sun is the chairman of our corporate governance and nominating committee. As one of the directors on our corporate governance and nominating committee is not independent, we are relying on home country practice pursuant to NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.04 relating to our corporate governance committee. The corporate governance and nominating committee assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any similar arrangement or compromise with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. We have not entered into any service agreements with our directors that provide for any type of compensation upon termination.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Each of our executive officers has entered into a confidentiality agreement with us. Our executive officers have also agreed to disclose to us all inventions, designs and techniques that have resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

D. Employees

We had 562, 1,171 and 1,585 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2009:

	As of December 31, 2009
	Employees	Percentage of Total
Research & Development	97	6.1%
Management and Administration	274	17.3
Production	1194	75.3
Sales and Marketing	20	1.3

Total	1,585	100.0%

Certain of our employees at our headquarters and our Shanghai Wan Su facility are unionized, but we do not have collective bargaining agreements with these employees. We believe that we have good working relationships with our employees and the unions that represent them, and we have operated without a labor work stoppage since we commenced operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2010, by each of our directors and executive officers, and each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianhua Yang(3)	1,202,724,441	55.48
David Yunhung Tang(4)	302,400,000	13.95
Wujun Yang(5)	71,100,000	3.26
Yunlong Yuan(6)	71,100,000	3.26
George Sun	—	—
Ted T. Lee	—	—
Bing Zhu(7)	*	*
Jinhua (Jim) Chen(8)	*	*
Zixin Wang(9)	*	*
Peter H.C. Shu	—	—
Yuelie Lu	—	—
All directors and executive officers as a groups	1,461,584,441	66.86

Principal Shareholders:
Wise Lion Limited/Jianhua Yang(10)	1,202,724,441	55.48
David Yunhung Tang(4)	302,400,000	13.95
J.P. Morgan Trust Company of Delaware, as Trustee of the Tang Family 2006 Irrevocable Trust(11)	89,100,000	4.09
Solar Stone Limited(12)	71,100,000	3.26

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.

(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 2,167,620,000 ordinary shares outstanding as of December 31, 2009, and includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report.
(3)	Includes 1,202,724,441 ordinary shares held by Wise Lion Limited, a limited liability company organized under the laws of British Virgin Islands. Dr. Yang is the sole director of Wise Lion Limited, which is owned by Sanbrook Holdings Limited, a Bahamian company. Sanbrook Holdings is in turn wholly owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust, which is a revocable trust constituted under the laws of Singapore with Dr. Yang as settlor and Dr. Yang’s family members as beneficiaries. The business address of Dr. Yang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(4)	Includes 213,300,000 ordinary shares held by Dr. David Yunhung Tang. The business address of Dr. Tang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(5)	Includes 71,100,000 ordinary shares held by Solar Stone Limited, a limited liability company organized under the laws of British Virgin Islands. Solar Stone Limited is 30% owned by Mr. Wujun Yang. The business address of Mr. Yang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(6)	Includes 71,100,000 ordinary shares held by Solar Stone Limited, a limited liability company organized under the laws of British Virgin Islands. Solar Stone Limited is 30% owned by Mr. Yuan. The business address of Mr. Yuan is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(7)	Includes options to purchase our ordinary shares owned by Red Maple International Ltd., a company limited by shares organized under the laws of the British Virgin Islands. Mr. Zhu is the sole director and sole owner of Red Maple International Ltd. The business address of Mr. Zhu is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(8)	Includes options to purchase our ordinary shares. The business address of Mr. Chen is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(9)	Includes options to purchase our ordinary shares. The business address of Mr. Wang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(10)	Dr. Jianhua Yang is the sole director of Wise Lion Limited, which is owned by Dr. Yang and his family. Dr. Yang is our founder, chairman and chief executive officer. The business address of Dr. Yang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China. The number of shares beneficially owned by Wise Lion Limited after our initial public offering in June 2009 reflects shares transferred to the Omaha convertible notes investors and Seavi pursuant to the convertible notes agreement described in note 4 above.
(11)	J.P. Morgan Trust Company of Delaware holds 89,100,000 shares as trustee of the Tang Family 2006 Irrevocable Trust u/a dated August 23, 2006. Ms. Lan-Fen Hu Tang, the wife of Dr. Tang, controls the voting and investment power over the shares held by J.P. Morgan Trust Company of Delaware. The beneficiaries under the irrevocable trust only include certain members of Dr. Tang’s family and do not include Dr. Tang or his wife. Dr. Tang is our director and executive vice president of marketing and research and development. The address of J.P. Morgan Trust Company of Delaware is 500 Stanton Christiana Road, Newark, DE 19713.
(12)	Solar Stone Limited, or Solar Stone, is 30%, 30%, 20% and 20% owned by Wujun Yang, Yunlong Yuan, Weinian Qi and Yueping Zha, respectively. Mr. Yang is our vice president responsible for overseeing the construction of facilities and purchase of raw materials. Mr. Yuan is our vice president responsible for overseeing our manufacturing processes and operations. Mr. Qi and Ms. Zha are non-executive employees of our company. The address of Solar Stone is Sea Meadow House, Blackburne Highway, Road Town, Tortala, British Virgin Islands. Pursuant to Rule 13d-3 promulgated under the Exchange Act, each of Wujun Yang, Yunlong Yuan, Weinian Qi and Yueping Zha may be deemed to beneficially own all of the shares held by Solar Stone. Wujun Yang, Yunlong Yuan, Weinian Qi and Yueping Zha may also be deemed to be a group for the shares as defined in Rule 13d-5(b) under the Exchange Act, and each member of such group may be deemed to beneficially own the shares beneficially owned by other members constituting such group.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Employee Stock Subscription Program

See “—B. Compensation—2008 Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2007, 2008 and 2009.

Transactions with Jiangsu Kangpeng Nong Hua Company Limited

Before a restructuring in September and October 2008, Kangpeng Nong Hua was 44.1% owned directly by Dr. David Yunhung Tang and 23.5% owned indirectly by Dr. Yang. Dr. Tang and Dr. Yang are our executive directors and principal shareholders. Following the restructuring in 2008, Kangpeng Nong Hua was 51.7% owned indirectly by Dr. Yang, 25.0% owned by Dr. Tang, 3.3% owned indirectly by four of our senior managers, with the remaining 20% owned by unrelated third parties. In November 2009, we acquired 100% equity interest of Jiangsu Kangpeng Nong Hua for RMB25 million in cash.

In 2007 and 2008, we purchased goods, consisting of chemicals produced by Kangpeng Nong Hua, from Kangpeng Nong Hua totaling RMB9.2 million and RMB26.2 million (as adjusted), respectively. We then resell these goods to customers in the pharmaceutical and agrochemical industries with a 1% to 7% mark-up. In 2008, we also made sales of goods produced by our newly acquired subsidiary Jiangsu Wei Er to Kangpeng Nong Hua in the amount of RMB32.0 million (as adjusted) consisting of raw materials for its manufacturing of goods to be sold in the open market and to us. We believe these transactions were conducted in the ordinary course of business on terms comparable to those with unrelated third parties.

We made non-interest bearing advances to Kangpeng Nong Hua in the amount of RMB17.0 million and RMB28.4 million in 2007 and 2008, respectively. We made these advances to support Kangpeng Nong Hua’s operating activities. The advances to Kangpeng Nong Hua made in 2007 and 2008 were repaid in full in 2008.

We made trade advances to Kangpeng Nong Hua in the amount of RMB23.6 million in 2007. These trade advances to Kangpeng Nong Hua were prepayments for the purchase of goods. The full amount of the prepayments has been utilized in the purchase of raw materials in 2008.

We also received a non-interest bearing advance from Kangpeng Nong Hua in the amount of RMB14.4 million in 2008. We repaid this advance in full as of June 30, 2008.

Leasing Transactions with Shanghai Ambiopharm

Shanghai Ambiopharm Inc., or Ambiopharm, engages in the manufacture of advanced pharmaceutical intermediates. Dr. Jianghua Yang indirectly owns 70.5% of Ambiopharm.

We lease plant and equipment to Ambiopharm, which uses these equipment and facilities for production of chemicals. The leases are for terms of two years with total annual rents per year of RMB0.9 million. In 2008 and 2009, we recorded lease income from Ambiopharm in the amount of RMB0.9 million and RMB0.9 million (US$0.1 million), respectively.

We lease certain equipment from Ambiopharm for use in our chemical production operations. The leases for this equipment have terms of two years, commencing in July 2008, with total annual rents per year of RMB100,000. In 2008 and 2009, we incurred lease expenses in the amount of RMB42,000 and RMB100,000 (US$15,000), respectively.

Transactions with Central Glass Company Limited

Central Glass Chemspec Co., Ltd, or Central Glass Chemspec, is our affiliate. Central Glass Company Limited, or Central Glass, is the controlling shareholder of Central Glass Chemspec. In 2009, we made sales of goods to Central Glass in the amount of RMB4.0 million (US$0.6 million).

Non-Interest Bearing Borrowings from Related Parties

In 2006, we borrowed US$9.7 million from Wise Lion Limited as part of our reorganization to finance our acquisition of the operating subsidiaries. Wise Lion Limited is one of our shareholders, and Wise Lion Limited is beneficially owned by our director, Dr. Jianhua Yang, and his wife Ms. Yuezhen Cha. We repaid US$1.7 million and US$2.5 million to Wise Lion Limited in 2006 and 2007, respectively. The borrowing was repaid in full in September 2009.

We borrowed RMB50,000 in 2007 from Dr. Jianhua Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang, or the Yang Family. As of December 31, 2009, the balance of our amount due to the Yang Family was RMB59,000 (US$9,000).

In 2008 and 2009, we borrowed RMB6.0 million and RMB6.0 million (US$0.9 million) from Kang Qi Investment Company, or Kang Qi, which is a subsidiary owned by the Yang Family. The borrowings were repaid in full in February 2008 and in April 2009, respectively.

Non-Interest Advances to Related Parties

In 2007, we advanced RMB18,000 to our shareholder, director and executive vice president, Dr. David Yunhung Tang. This amount was repaid in full as of the end of 2007.

In 2007, we advanced RMB1,000 to our officer, Mr. Weinian Qi. This amount was repaid in full as of the end of 2007.

In 2008, we advanced RMB2.5 million to the noncontrolling shareholder of Kangpeng Nong Hua, Mr. Zhiyan Shen. This amount was repaid in full in January 2009.

Non-Interest Bearing Borrowings by Jiangsu Wei Er from Related Parties

In February 2008, we paid a cash consideration of RMB4.0 million (US$0.6 million) to acquire an 80% ownership stake in Jiangsu Wei Er, which had been one of our long-term suppliers and produces a number of specialty chemicals used in increasingly popular agrochemical products currently on the market. In November 2009, we acquired the remaining noncontrolling shares of Jiangsu Wei Er for RMB41.0 million (US$6.0 million) in cash. In 2008, Jiangsu Wei Er borrowed RMB49.3 million and RMB5 million from Kangpeng Nong Hua and Kang Qi, respectively. These borrowings were repaid in full as of December 31, 2008.

Non-Interest Bearing Borrowings by Kangpeng Nong Hua from Related Parties

Prior to October 8, 2008, Kangpeng Nong Hua borrowed RMB14.3 million, RMB0.7 million, RMB0.2 million and RMB3,000, which were non-interest bearing, from Kang Qi, the Yang Family, Mr. Zhiyan Shen and Ms. Yunfen Fan, respectively. The advances from the Yang Family, Mr. Zhiyan Shen and Ms. Yunfen Fan were repaid in full as of December 31, 2009. We repaid RMB2,000,000 in 2008 after the acquisition and RMB9,727,000 in 2009, respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any other material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends on our shares. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We paid dividends of RMB19.4 million in 2007. We did not declare any dividends in 2008. One of our subsidiaries made a cash distribution of RMB 2.5 million to our noncontrolling shareholders in June 2009. On March 11, 2010, we declared the issuance of 2009 dividend of US$0.003 per ordinary share (US$0.18 per ADS) to shareholders of record as of March 31, 2010 with payment date of April 21, 2010. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders equal to an aggregate of no less than 10% of our net income determined in accordance with U.S. GAAP for each such year. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

In addition, under a new PRC tax law that became effective in January 2008, dividends paid from our PRC subsidiaries to us through our Hong Kong subsidiary will be subject to a withholding tax at a rate of 5%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. See “Item 5. Operating and Financial Review and Prospects—Taxation and Incentives—People’s Republic of China,” and “Item 10. Additional Information. E. Taxation—People’s Republic of China Taxation.” We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of the corresponding numbers of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing 60 of our ordinary shares, have been listed on the New York Stock Exchange since June 24, 2009 under the symbol “CPC.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 15, 2010 was US$7.13 per ADS.

	Market Price Per ADS (in US$)
	High	Low
Yearly:
2009	9.64	5.33
Quarterly:
2009
Fourth quarter	8.13	5.33
2010
First quarter	8.05	6.50
Monthly:
2009
December	6.60	5.33
2010
January	7.31	6.57
February	6.92	6.50
March	8.05	6.94
April	8.80	7.23
May	9.04	7.27
June (through June 15)	8.00	6.90

As of March 31, 2010, a total of 36,127,000 ADSs were outstanding. As of March 31, 2010, a total of 7,886,,000 common shares were registered in the name of a nominee of Citibank, N.A., the depositary for the ADSs. In addition, as of March 31, 2010, approximately 13.95% of our outstanding ordinary shares are held by two record shareholders in the United States. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing 60 of our ordinary shares, have been listed on the New York Stock Exchange since June 24, 2009 under the symbol “CPC.”

D. Selling Stockholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our registration statement on Form F-1 (File No. 333-159471), as amended, initially filed with the SEC on May 26, 2009.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

D. Exchange Controls

Pursuant to the Foreign Exchange Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only with respect to current account items, such as trade- related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriations of investments, require the prior approval of the SAFE or its local branches for conversion of RMB into foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign exchange payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign exchange receipts into RMB.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC resident must register with the local SAFE branch before establishing or controlling an overseas special purpose vehicle, or SPV, for the purpose of obtaining overseas equity financing using the assets of or equity interests in a domestic enterprise; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and any subsequent change thereto with the local SAFE branch; and (iii) when the SPV undergoes a material event, such as a change in share capital, merger and acquisition, share transfer or exchange, spin-off or long-term equity and debt investment, the PRC resident must, within 30 days from the occurrence of such event, register such change with the local SAFE branch. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requests PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

Our beneficial owners who are or may be considered PRC residents have registered with the local SAFE branch as required under the SAFE Circular No. 75, and the required amendment to such registrations have been completed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double-tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the new EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares or ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes (or hold your ordinary shares or ADSs through a partnership or other pass-through entity); or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made to us by the depositary and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it address any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation.

Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs (see discussion under “Taxation—People’s Republic of China Taxation”). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion under “—Passive Foreign Investment Company” below, to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted basis in the ordinary shares or ADSs, as applicable, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, instead of applying the PFIC rules above you would include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the rules described above could be avoided if you elected to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, an United States Holder that is eligible for treaty benefits may elect to treat the gain as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly furnished to, the Internal Revenue Service.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, we are routinely subject to a variety of risks, including changes in foreign currency exchange rates and interest rates and inflation.

Foreign Exchange Risk

A majority of our sales are denominated in U.S. dollars, with the remainder denominated in Renminbi, Euro and Japanese Yen. Our costs and capital expenditures are largely denominated in Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy has resulted in the gradual increase in the value of the Renminbi against the U.S. dollar over time. As of December 31, 2009, the Renminbi has appreciated approximately 16.7% against the U.S. dollar since July 21, 2005. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. Fluctuations in currency exchange rates could have a significant effect on our financial condition and results of operations due to the extent of our transactions denominated in foreign currencies as well as any mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates pertaining to our foreign currency transactions, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins.

The functional currency of our PRC subsidiaries is the Renminbi. Transactions denominated in other currencies are re-measured into Renminbi and any resulting foreign currency exchange gains and losses are recognized in our consolidated statements of income. Our exposure to foreign currency exchange risk primarily relates to our accounts receivable and cash that are denominated in currencies other than the Renminbi. As of December 31, 2009, we held an equivalent of RMB94.7 million (US$13.9 million) in accounts receivable, of which RMB54.4 million (US$8.0 million) was denominated in U.S. dollars. As of December 31, 2007, December 31, 2008 and December 31, 2009, we also held an equivalent of RMB56.9 million, RMB180.6 million (as adjusted) and RMB351.1 million (US$51.4 million), respectively, in cash, of which RMB4.3 million, RMB19.3 million and RMB223.4 million (US$32.7 million), respectively, was denominated in U.S. dollars. Generally, the appreciation of the Renminbi against the U.S. dollar will result in foreign exchange losses for monetary assets denominated in U.S. dollars and foreign currency exchange gains for monetary liabilities denominated in U.S. dollars, and vice versa. We incurred net foreign currency exchange losses of approximately RMB2.0 million, RMB9.5 million and RMB2.0 million (US$0.3 million) during 2007, 2008 and 2009, respectively, which are reported in our consolidated statements of income. These net foreign currency exchange losses recognized under our statement of income were partially offset by net foreign currency translation adjustments of RMB2.8 million, RMB2.4 million and RMB54,000 (US$8,000) in 2007, 2008 and 2009, respectively.

We and our subsidiaries located outside the PRC use the U.S. dollar as our functional currency. Our assets and liabilities and those of our subsidiaries located outside the PRC are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Our revenues and expenses and those of our subsidiaries located outside the PRC are translated into our reporting currency at average rates prevailing during the year. Our gains and losses resulting from the translation of the financial statements and those of our subsidiaries located outside the PRC are reported as a separate component of accumulated other comprehensive income within equity in our consolidated financial statements. As of December 31, 2007 and December 31, 2008, our net liabilities denominated in currencies other than RMB of our subsidiaries located outside of the PRC was RMB39.2 million and RMB23.3 million, respectively. As of December 31, 2009, our net assets denominated in currencies other than RMB of our subsidiaries located outside of the PRC was RMB109.0 million (US$16.0million). We recognized foreign currency translation gains of approximately RMB2.8 million, RMB2.4 million and RMB54,000 (US$8,000) in 2007, 2008 and 2009, respectively. We have reported a net foreign currency translation gain despite the Renminbi appreciation against the U.S. dollar because the majority of our total assets and those of our subsidiaries located outside of the PRC comprise of investments in the PRC subsidiaries, which is eliminated on consolidation. The remaining assets and liabilities are mostly denominated in Renminbi, except for amounts due to a related party transaction totaling RMB38 million as of December 31, 2008 and nil as of December 31, 2009, which are denominated in U.S. dollars.

We are exposed to the exchange risk of the Renminbi against the U.S. dollar as majority of our sales are denominated in the U.S. dollar while majority of our purchases are denominated in the Renminbi. Taking consideration of the increasing possibility of appreciation of the Renminbi against the U.S. dollar, in the first few months of 2010, we have bought some Renminbi/USD exchange forward contracts from PRC local banks to cover approximately a half of our estimated sales denominated in U.S. dollars for 2010. But we cannot assure you that we would be able to effectively manage our foreign currency exchange risk exposure.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by our borrowings and interest income on our interest-bearing cash and pledged deposit balances. As of December 31, 2009, we had RMB10 million (US$1.5 million) and RMB388.8 million (US$53.0 million) of long-term borrowings and interest-bearing cash and pledged deposit balances, respectively.

We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our long-term borrowings may increase or decrease due to changes in market interest rates. Our long-term bank borrowings had a weighted average interest rate of 5.751% per annum during 2009 and mature in 2011 and 2012, respectively. Our future interest income on our interest-bearing cash balances may increase or decrease due to changes in market interest conditions.

Our interest expense and interest income has historically been immaterial to our consolidated financial statements. Consequently, we believe we currently do not have any significant interest rate risk exposure.

Inflation

Inflation in China has not materially impacted our results of operations in recent years, although there has been a recent trend towards inflation which could affect our costs and our advantages as a China-based manufacturer. According to the China Statistics Bureau, consumer price inflation in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

Depositary Fees

Under the terms of the deposit agreement for our ADSs, an ADS holder may have to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercises of rights.	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary Charges

In addition, an ADS holder shall be responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of ADS holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company, or DTC, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. ADS holders will receive prior notice of such changes.

Payments by Depositary

In 2009, we did not receive any reimbursement funds from Citibank, N.A., the Depositary Bank for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the SEC rules for newly-listed public companies.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Ted T. Lee is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer. We have filed this code of business conduct and ethics as an exhibit to our registration statement on Form F-1. No changes have been made to the code of business conduct and ethics since its adoption. A copy of our code of business conduct and ethics is available to any shareholder upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal accountant for the years indicated. We did not pay any other fees to KPMG during the periods indicated below.

	For the year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Audit fees(1)	2,500	1,000	2,800	410
Audit-related fees(2)	—	4,094	2,055	300

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services, which mainly included the review of registration documents in connection with our initial public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and all other services as described above. All services rendered by KPMG were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 29, 2009, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.2 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009. As of December 31, 2009, we have repurchased 12,060,000 our ordinary shares for a total purchase price of approximately US$1.2 million pursuant to this program. Set for below contains certain information regarding our share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased Under the Program	Maximum Number of ADSs that May Yet be Purchased Under the Program
2009
November	117,000	5.94	117,000		(1)
December	84,000	5.79	201,000		(1)

(1)	The share repurchase program was ended in March 2010 based on a resolution adopted at our board of directors’ meeting on March 7, 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 60 ordinary shares, are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

•

The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the consolidated financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and a report of the independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Memorandum and Articles of Association of Chemspec International Limited, as currently in effect

1.2	Form of Amended and Restated Memorandum and Articles of Association

2.1	Specimen Certificate for Ordinary Shares of Chemspec International Limited

4.2	Registrant’s 2008 Share Incentive Plan Adopted as of January 1, 2008

4.3	Form of Indemnification Agreement with the Registrant’s Directors

4.4	Form of Non-disclosure, Non-competition and Proprietary Information Agreement

4.5	Form of Employment Agreement

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics

12.1	Certification of our Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of our Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of our Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ BING ZHU
Name:	Bing Zhu
Title:	Chief Financial Officer

Date: June 17, 2010

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHEMSPEC INTERNATIONAL LIMITED:

We have audited the accompanying consolidated balance sheets of Chemspec International Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemspec International Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(aa) to the consolidated financial statements, on January 1, 2009, Chemspec International Limited adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interest in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (included in FASB ASC Subtopic 810-10, Consolidations-Overall).

The accompanying consolidated financial statements as of December 31, 2009 and for the year then ended have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

KPMG

Hong Kong, China

June 17, 2010

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

		As of December 31
	Note	2008	2009	2009
		RMB’000	RMB’000	US$’000
		(As adjusted)
ASSETS
Current assets
Cash		180,602	351,097	51,436
Pledged bank deposits	(11)	21,536	37,919	5,555
Accounts receivable, net	(3)	136,664	94,154	13,794
Bills receivable		—	1,327	194
Inventories	(4)	218,263	271,434	39,765
Prepayment and other receivables	(5)	24,597	38,738	5,675
Amounts due from related parties	(19)	2,500	64	9
Deferred income tax assets	(9)	344	3,424	502

Total current assets		584,506	798,157	116,930
Property, plant and equipment, net	(6)	405,180	699,181	102,431
Land use rights	(8)	55,175	56,064	8,213
Intangible assets		947	839	123
Goodwill		7,446	7,446	1,091
Investment in an affiliate	(7)	—	13,296	1,948
Deferred offering costs		9,843	—	—
Deferred income tax assets	(9)	360	300	44

Total assets		1,063,457	1,575,283	230,780

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	(10)	65,000	—	—
Accounts payable		81,382	81,870	11,994
Bills payable	(11)	27,562	49,738	7,287
Accrued expenses and other payables	(12)	65,413	183,266	26,849
Amounts due to related parties	(19)	51,246	23,659	3,466
Income taxes payable		6,395	1,298	190

Total current liabilities		296,998	339,831	49,786
Long-term bank borrowings	(10)	—	10,000	1,465
Deferred income tax liabilities	(9)	15,680	18,056	2,645
Deferred income		5,566	15,136	2,217

Total liabilities		318,244	383,023	56,113

Equity
Chemspec International Limited shareholders’ equity:
Ordinary shares:
Par value: HK$ 0.01
Authorized: 20,000,000,000 shares in 2008 and 2009 Issued and outstanding: 1,800,000,000 shares in 2008 and 2,167,620,000 shares in 2009		18,446	21,686	3,177
Additional paid-in capital		39,213	323,916	47,454
Statutory reserves		45,837	63,422	9,291
Accumulated other comprehensive income		6,749	6,803	997
Retained earnings		619,888	770,425	112,868

Total Chemspec International Limited shareholders’ equity		730,133	1,186,252	173,787
Noncontrolling interests		15,080	6,008	880

Total equity		745,213	1,192,260	174,667

Commitment and contingencies	(15)
Total liabilities and equity		1,063,457	1,575,283	230,780

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

		Year ended December 31
	Note	2007	2008	2009	2009
		RMB’000	RMB’000	RMB’000	US$’000
			(As adjusted)
Sales	(18)	589,349	942,487	820,295		120,173
Cost of sales		(256,856)	(548,543)	(495,584)		(72,603)

Gross profit		332,493	393,944	324,711		47,570
Selling expenses		(10,234)	(11,898)	(11,245)		(1,647)
General and administrative expenses		(30,934)	(58,947)	(69,871)		(10,236)
Research and development expenses		(18,169)	(27,483)	(30,913)		(4,529)
Other operating expenses		(1,466)	(2,188)	(7,145)		(1,047)
Other operating income		—	1,012	953		140
Government grants		1,448	50	971		142

Income from operations		273,138	294,490	207,461		30,393
Other income (expenses):
Interest income		757	2,116	2,296		336
Interest expense		(674)	(2,746)	(2,149)		(315)
Foreign currency exchange loss, net		(2,036)	(9,514)	(1,961)		(286)
Gain on disposal of a subsidiary		24	—	—		—
Equity in loss of an affiliate		—	—	(176)		(26)
Other income		406	82	519		76

Earnings before income taxes		271,615	284,428	205,990		30,178
Income tax (expense) benefit	(9)	(37,443)	32,240	(28,838)		(4,225)

Net income		234,172	316,668	177,152		25,953
Net income attributable to the noncontrolling interests		(132)	(4,307)	(4,721)		(692)

Net income attributable to Chemspec International Limited shareholders		234,040	312,361	172,431		25,261

Basic earnings per share	(16)	RMB 0.13	RMB 0.17	RMB 0.09	US$	0.01

Diluted earnings per share	(16)	RMB 0.13	RMB 0.17	RMB 0.09	US$	0.01

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Equity Attributable to Chemspec International Limited Shareholders	Noncontrolling interests	Total Equity
	Number	Amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2007	1,800,000,000	18,446	12,680	35,475	1,544	84,068	152,213	7,481	159,694
Net income	—	—	—	—	—	234,040	234,040	132	234,172
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	2,768	—	2,768	—	2,768

Comprehensive income							236,808	132	236,940
Appropriation to statutory reserves (Note 14)	—	—	—	11,891	—	(11,891)	—	—	—
Disposal of a subsidiary	—	—	—	(3,059)	—	3,059	—	—	—
Dividends to shareholders (Note 21)	—	—	—	—	—	(2,000)	(2,000)	—	(2,000)

Balance as of December 31, 2007	1,800,000,000	18,446	12,680	44,307	4,312	307,276	387,021	7,613	394,634
Net income, as adjusted	—	—	—	—	—	312,361	312,361	4,307	316,668
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	2,437	—	2,437	—	2,437

Comprehensive income, as adjusted							314,798	4,307	319,105
Appropriation to statutory reserves (Note 14)	—	—	—	1,530	—	(1,530)	—	—	—
Share-based compensation (Note 17)	—	—	17,917	—	—	—	17,917	—	17,917
Acquisition of a subsidiary	—	—	—	—	—	—	—	267	267
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	(3,989)	(3,989)
Adjustment for the acquisition of Kangpeng Nong Hua (Note 20(c))	—	—	8,616	—	—	1,781	10,397	6,882	17,279

Balance as of December 31, 2008, as adjusted	1,800,000,000	18,446	39,213	45,837	6,749	619,888	730,133	15,080	745,213
Net income	—	—	—	—	—	172,431	172,431	4,721	177,152
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	54	—	54	—	54

Comprehensive income							172,485	4,721	177,206
Appropriation to statutory reserves (Note 14)	—	—	—	17,585	—	(17,585)	—	—	—
Share-based compensation (Note 17)	—	—	15,443	—	—	—	15,443	—	15,443
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB59,590,000 (Note 13)	379,680,000	3,346	326,086	—	—	—	329,432	—	329,432
Repurchase of ordinary shares (Note 13)	(12,060,000)	(106)	(8,028)	—	—	—	(8,134)	—	(8,134)
Capital contribution from noncontrolling shareholders	—	—	—	—	—	—	—	1,600	1,600
Cash distribution to noncontrolling shareholders	—	—	—	—	—	—	—	(2,500)	(2,500)
Acquisition of noncontrolling interest in Jiangsu Wei Er (Note 20(b))	—	—	(33,047)	—	—	—	(33,047)	(7,953)	(41,000)
Acquisition of equity interest in Kangpeng Nong Hua from the Dr. Jianhua Yang (Note 20(c))	—	—	(8,616)	—	—	(4,309)	(12,925)	—	(12,925)
Acquisition of noncontrolling interest in Kangpeng Nong Hua (Note 20(c))	—	—	(7,135)	—	—	—	(7,135)	(4,940)	(12,075)

Balance as of December 31, 2009	2,167,620,000	21,686	323,916	63,422	6,803	770,425	1,186,252	6,008	1,192,260

Balance as of December 31, 2009—in US$’000		3,177	47,454	9,291	997	112,868	173,787	880	174,667

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(As adjusted)
Cash flows from operating activities
Net income	234,172	316,668	177,152	25,953
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	8,999	24,700	37,204	5,450
Amotization of land use rights	702	998	1,132	166
Loss on disposal of property, plant and equipment	1,224	1,424	6,505	953
Amortization of intangible assets	—	27	108	16
Bad debt expense	268	(241)	64	9
Write-downs of inventories	—	1,090	14,696	2,153
Equity in loss of an affiliate	—	—	176	26
Gain on sale of a subsidiary	(24)	—	—	—
Gain on transfer of land use right to an affiliate	—	—	(290)	(42)
Unrealized foreign exchange loss, net	1,246	1,573	92	14
Share-based compensation	—	17,917	15,443	2,262
Deferred income tax (benefit) expense	(39)	16,024	(644)	(94)
Changes in operating assets and liabilities, net of effect of acquisitions and a divestiture of subsidiaries:
Pledged bank deposits related to purchase of inventories	(3,387)	(17,587)	994	146
Inventories	(49,671)	(80,490)	(67,867)	(9,942)
Accounts receivable	(6,878)	(48,158)	42,354	6,205
Bills receivable	—	—	(1,327)	(194)
Due from related parties	(50)	—	—	—
Prepayment and other receivables	(14,211)	13,658	(14,141)	(2,072)
Accounts payable	33,084	12,691	488	71
Bills payable related to purchase of inventories	(4,155)	14,084	(5,158)	(756)
Due to related parties	(432)	—	—	—
Accrued expenses and other payables	(16,111)	11,531	(2,202)	(323)
Deferred income	—	5,566	9,570	1,402
Income taxes payable	(14,821)	(1,729)	(5,097)	(747)

Net cash provided by operating activities	169,916	289,746	209,252	30,656

Cash flows from investing activities
Capital expenditures, including interest capitalized	(93,509)	(127,846)	(227,749)	(33,366)
Pledged bank deposits related to purchase of property, plant and equipment	—	—	(17,377)	(2,546)
Proceeds from sale of property, plant and equipment	1,344	200	—	—
Proceeds from the sale of a subsidiary (net of RMB3,414 cash in subsidiary sold in 2007)	9,586	3,420	—	—
Investment in an affiliate	—	—	(11,225)	(1,644)
Non-interest bearing advances to related parties	(17,019)	(30,900)	(64)	(9)
Non-interest bearing advances repaid by related parties	19	48,480	2,500	366
Net cash assumed from acquisition of subsidiaries	—	11,988	—	—
Payments for land use rights	(1,022)	(17,517)	(3,978)	(583)

Net cash used in investing activities	(100,601)	(112,175)	(257,893)	(37,782)

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(As adjusted)
Cash flows from financing activities
Capital contributions from noncontrolling shareholders	4,400	—	1,600	234
Cash distribution to noncontrolling shareholders	—	—	(2,500)	(366)
Dividends paid	(19,382)	—	—	—
Proceeds from issuance of ordinary shares upon IPO	—	—	389,022	56,992
Issuance costs of ordinary shares upon IPO	—	(9,843)	(46,719)	(6,844)
Acquisition of additional equity interest in subsidiaries	—	(8,000)	(17,500)	(2,564)
Proceeds from short-term bank borrowings	40,000	70,000	15,000	2,198
Repayments of short-term bank borrowings	(40,000)	(50,000)	(80,000)	(11,720)
Proceeds from long-term bank borrowings	—	—	10,000	1,465
Repurchase of ordinary shares	—	—	(8,134)	(1,192)
Proceeds from non-interest bearing borrowings from related parties	50	20,400	6,000	879
Repayments of non-interest bearing borrowings from related parties	(35,153)	(76,747)	(47,687)	(6,986)

Net cash (used in) provided by financing activities	(50,085)	(54,190)	219,082	32,096

Effect of foreign currency exchange rate changes on cash	66	292	54	8

Net increase in cash	19,296	123,673	170,495	24,978
Cash at beginning of year	37,633	56,929	180,602	26,458

Cash at end of year	56,929	180,602	351,097	51,436

Supplemental disclosures of cash flow information:
Income taxes paid	53,154	12,725	34,579	5,066
Income tax refund	—	58,767	—	—
Interest paid, net of amounts capitalized	674	2,746	2,149	315

Noncash investing and financing activities:
Accrued IPO cost	—	—	3,028	444
Payable for purchase of property, plant and equipment	18,982	35,547	118,174	17,313
Payable for acquisition of noncontrolling interest in Jiangsu Wei Er	—	—	23,500	3,443
Payable for acquisition of Kangpeng Nong Hua	—	—	25,000	3,662
Proceeds receivable from sale of a subsidiary	3,420	—	—	—
Bills payable for purchase of property, plant and equipment	—	771	28,105	4,117
Land use right contributed to an affiliate	—	—	1,957	287

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(1) PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

Principal activities

The consolidated financial statements consist of the financial statements of Chemspec International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The Group’s principal activities are manufacturing and sales of chemical compounds through its subsidiaries in the People’s Republic of China (“PRC”).

The Company has direct and indirect interests in the following subsidiaries. The particulars of these subsidiaries are set out below:

Name of company	Place and date of incorporation		Percentage of equity interests as of December 31,		Principal activities
			2008	2009
Stanley Space Limited (“Stanley Space”)		British Virgin Islands February 3, 2006	100%	100%	Investment holding
Wisecon Limited (“Wisecon”)		Hong Kong April 20, 2006	100%	100%	Investment holding
Shanghai ChemSpec Corporation (“Shanghai ChemSpec”)		PRC November 14, 1996	100%	100%	Design and manufacture of chemical compounds
Taixing ChemSpec Specialty Chemicals Co., Ltd. (“Taixing ChemSpec”)		PRC November 8, 2000	100%	100%	Manufacturing and sales of chemical compounds
Shanghai Qi Yue Trading Co., Ltd. (“Shanghai Qi Yue”)		PRC July 23, 2002	100%	100%	Sales of chemical compounds
Shanghai Wan Su Chemicals Co., Ltd. (“Shanghai Wan Su”)		PRC April 22, 2005	100%	100%	Manufacturing and sales of chemical compounds
Zhejiang Huajing Flurochemical and Technology Co., Ltd. (“Huajing Company”)	(i)	PRC January 25, 2006	80%	80%	Manufacturing and sales of chemical compounds
Quzhou Kangpeng Chemicals Co., Ltd. (“Quzhou Kangpeng”)		PRC November 19, 2007	100%	100%	Manufacturing and sales of chemical compounds
Jiangsu Wei Er Chemicals Co., Ltd. (“Jiangsu Wei Er”)	(ii)	PRC March 6, 2003	80%	100%	Manufacturing and sales of chemical compounds
Binhai Kangjie Chemicals Co., Ltd. (“Binhai Kangjie”)	(iii)	PRC April 15, 2009	—	92%	Manufacturing and sales of chemical compounds
Jiangsu Kangpeng Nong Hua Co., Limited (“Kangpeng Nong Hua”)	(iv)	PRC April 25, 2001	51.7%	100%	Manufacturing and sales of chemical compounds

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Notes:

(i)	In 2008, the Group acquired an additional 20% equity interest in Huajing Company from the noncontrolling shareholder for cash consideration of RMB8,000,000. See Note 20(b).
(ii)	In February 2008, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties. In November 2009, the Group acquired the remaining 20% equity interest in Jiangsu Wei Er from the noncontrolling shareholders for cash consideration of RMB 41,000,000. See Note 20(a).
(iii)	Binhai Kangjie was established in 2009. The Group contributed RMB18,400,000 for a 92% equity interest in Binhai Kangjie and the noncontrolling shareholder contributed RMB1,600,000 for an 8% equity interest.
(iv)	The Group acquired 100% of the equity interest in Kangpeng Nong Hua in November 2009 for cash consideration of RMB25,000,000. As Dr. Jianhua Yang (“Dr. Yang”) held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it is considered a transaction between entities under common control. The Company’s consolidated financial statements have been retrospectively adjusted to reflect the acquisition since October 8, 2008, which is the earliest date that both entities were under the common control of Dr. Yang. See Note 20(c).

Basis of presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the PRC. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with U.S. GAAP.

On November 9, 2009, the Company acquired 100% of the equity interest of Kanpeng Nong Hua for cash consideration of RMB25,000,000 (See Note 20(c)). Since the Company and Kangpeng Nong Hua are under the common control of Dr. Yang on the date of the acquisition, this acquisition has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial statements of Kangpeng Nong Hua have been consolidated by the Company at their reported historical amounts and the acquisition has been accounted for retrospectively to October 8, 2008, which is the earliest date that both entities were under common control.

A comparison of the Group’s previously reported and as adjusted amounts to reflect the retrospective adjustment due to the acquisition of Kangpeng Nong Hua are set out below:

	As Previously Reported	Kangpeng Nong Hua	Elimination	As Adjusted
	RMB’000	RMB’000	RMB’000	RMB’000
Statement of income for the year ended December 31, 2008:
Sales	944,854	35,757	(38,124)	942,487
Net income	317,905	366	(1,603)	316,668

Balance sheet as of December 31, 2008:
Total assets	1,014,880	51,288	(2,711)	1,063,457
Total liabilities	285,709	36,675	(4,140)	318,244
Total equity	729,171	14,613	1,429	745,213

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

(b) Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include collectibility of trade receivables, realization of inventories and deferred income tax assets, the determination of useful lives and residual values of property, plant and equipment, and the determination of fair values of financial instruments, including share-based compensation awards, and assets and liabilities acquired in purchase business combinations and income tax uncertainties. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c) Foreign currency transactions and translation

The Group’s reporting currency is the RMB. The functional currency of the Company’s subsidiaries located in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Transactions at these subsidiaries that are denominated in currencies other than the RMB are translated into RMB at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at each balance sheet date. The resulting exchange differences are recorded in foreign currency exchange gain (loss), net in the consolidated statements of income.

The functional currency of the Company and its subsidiaries located outside of the PRC is the U.S. dollar. Assets and liabilities of the Company and subsidiaries located outside of the PRC are translated into RMB using the exchange rates at each balance sheet date. Revenue and expenses are translated into RMB at average rates prevailing during the reporting period. The gains and losses, net of tax, resulting from translation into RMB are reported as a separate component of accumulated other comprehensive income within equity.

For the convenience of the readers, the December 31, 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.8259, being the noon buying rate for U.S. dollars in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2009 or at any other date.

(d) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources. An accrued liability for a loss contingency is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(e) Cash

Cash consists of cash on hand and cash at banks. As of December 31, 2009, the Group’s cash amounting to RMB239,073,000 (US$35,024,000) was held by major financial institutions located in the PRC (2008: RMB165,780,000), which management believes are of high credit quality.

(f) Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions in the PRC, which are not available for the Group’s use, as security for issuance for bills payable. Upon maturity of the bills payable, which is generally within 6 months, the cash becomes available for use by the Group. Pledged bank deposits related to purchase of inventories are reported within cash flows from operating activities and pledged bank deposits related to purchase of property, plant and equipment are reported within cash flows from investing activities in the consolidated statements of cash flows.

(g) Accounts receivable

Accounts receivable primarily represent amounts due from customers, that are recorded at the invoiced amount and do not bear interest. Management reviews its accounts receivable on a periodic basis and records allowances when there is a doubt as to the collectibility of the balance. In evaluating the collectibility of an account receivable balance, management considers various factors, including, the age of the balance, customer specific facts and economic conditions. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. When items are retired or otherwise disposed of, loss or income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Estimated useful lives
Buildings	20 years
Plant and machinery	5-10 years
Office equipment	3-5 years
Motor vehicles	4-5 years
Leasehold improvements	5 years

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Costs incurred during the construction and installation of the assets are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences. The capitalized costs include an allocation of interest cost incurred.

(j) Land use rights

Land use rights represent the cost of land use rights in the PRC. Land use rights are recorded at cost and charged to expense on a straight-line basis over the term of the land use rights.

(k) Intangible assets

The intangible assets acquired represent customer relationship, which are initially recognized and measured at fair value and are amortized on a straight-line basis over their estimated useful lives of 9 years.

Amortization expense for intangible assets was RMB nil, RMB27,000 (as adjusted) and RMB108,000 (US$16,000) for the years ended December 31, 2007, 2008 and 2009. Estimated amortization expense for each of the next five years is RMB108,000 each year.

(l) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is not amortized, but is instead evaluated for impairment at least annually. The goodwill impairment test is a two-step process. Under the first step, the estimated fair value of the reporting unit, which in this case is the Group as a whole, is compared with its carrying value (including goodwill). Management has determined the fair value of the Group using the discounted cash flow method. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and management must then perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB ASC Topic 805, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The Company performs its annual impairment review of goodwill at December 31, or when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2007, 2008 and 2009.

(m) Impairment of long-lived assets

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended December 31, 2007, 2008 and 2009.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(n) Investment in an affiliate

Equity investments where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method. Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as equity in income (loss) of an affiliate in the consolidated statements of income.

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. Based on management’s evaluation, there were no impairment charges on the equity investment for the year ended December 31, 2009.

(o) Bills payable

Bills payable relate to product financing arrangements that normally do not exceed six months. The bills payable are recognized when the banks accept the bills and the Group is liable to pay the banks. The bills payable are derecognized when the Group pays the banks and is relieved of its obligation for the liability.

(p) Revenue recognition

The Group sells specialty chemicals directly to end users that incorporate them into their products, and to trading companies that then sell the specialty chemicals to end users. Sales represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group recognizes revenue from the sales of chemical compounds when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. For sales to end users outside the PRC, delivery occurs when the products pass the ship rail at port of shipment. For sales to end users in the PRC, delivery occurs upon receipt of products by the customers. For sales to trading companies, delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination.

In the PRC, VAT of 17% on invoice amount is collected, in respect of the sales of goods to customers in the PRC, on behalf of tax authorities. VAT collected from customers in the PRC, net of VAT paid, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities. No VAT is collected in respect of the sales of goods to customers outside the PRC, while a certain percent of VAT paid is recorded as a receivable (see Note 5) in the consolidated balance sheets until it is recovered from the tax authorities. The non-refundable portion of VAT paid is recognized as a part of cost of sales when the corresponding sales are recognized.

(q) Government grants

Government grants are recognized in the consolidated balance sheets initially as deferred income when received and recognized as income when all the conditions for receipt have been met. Grants that reimburse the Group for expenses incurred are recognized as income on a systematic basis in the same periods in which the expenses are incurred. Grants that reimburse the Group for the cost of an asset are recognized as income on a straight-line basis over the useful life of the assets.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

During the years ended December 31, 2007, 2008 and 2009, government grants of RMB1,448,000, RMB5,616,000 and RMB10,541,000 (US$1,544,000) were received from local government authorities for the Group to reimburse its research and development expenditures, and RMB1,448,000, RMB50,000 and RMB971,000 (US$142,000) have been recognized as income, respectively.

(r) Shipping and handling costs

Costs to ship products to customers are included in selling expenses in the consolidated statements of income. Cost to ship products to customers were RMB10,128,000, RMB8,662,000 (as adjusted) and RMB6,026,000 (US$883,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

(s) Advertising costs

Advertising costs are charged to expense in the period incurred and are included in selling expenses in the consolidated statements of income. The Group incurred advertising expenses totaling RMB17,000, RMB64,000 and RMB537,000 (US$79,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

(t) Research and development costs

Research and development costs are expensed as incurred.

(u) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. Deferred income tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in the statements of income in the period that the change in tax rates or tax laws is enacted.

The Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which was primarily codified into FASB ASC Subtopic 740-10, Income Taxes—Overall. ASC Subtopic 740-10 clarifies the accounting for uncertainty in tax positions and requires that the Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income.

(v) Share-based compensation

The Group measures the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

to provide service in exchange for the award, which generally is the vesting period. The estimate of the fair value of the equity award granted is determined based on consideration of both comparable valuation and discounted cash flow methods, taking into account the terms and conditions upon which the equity instrument was granted.

(w) Employee benefit plans

Pursuant to PRC regulations, the Group’s PRC subsidiaries are required to participate in various defined contribution plans organized by municipal and provincial governments for their employees. These entities are required to make contributions for each employee to these plans at rates ranging from 30% to 44% on a standard salary base determined by the local Social Security Bureau. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group’s PRC subsidiaries have no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. Employee benefits associated with these plans are expensed monthly as the related service is provided. The total amount of such contributions for the years ended December 31, 2007, 2008 and 2009 were RMB3,183,000, RMB7,220,000 (as adjusted) and RMB11,656,000 (US$1,708,000), respectively.

(x) Earnings per share attributable to Chemspec International Limited shareholders

Basic earnings per share is computed by dividing net income attributable to Chemspec International Limited shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to Chemspec International Limited shareholders by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents as of December 31, 2008 and 2009 consist of ordinary shares issuable upon exercise of employee share options, and the Group did not have any ordinary share equivalents for the year ended December 31, 2007. Potential dilutive securities are not included in the calculation of diluted earnings per share if the impact is anti-dilutive.

(y) Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has no operating segments, as that term is defined by ASC Topic 280, Disclosure about Segments of an Enterprise and Related Information. Geographic revenue information is presented in Note 18.

(z) Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. A reconciliation of total interest cost to “Interest expense” as reported in the consolidated statements of income for years ended December 31, 2007, 2008 and 2009, is as follows:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Interest cost capitalized	2,096	2,244	1,116	163
Interest cost charged to income	674	2,746	2,149	315

Total interest expense	2,770	4,990	3,265	478

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(aa) Noncontrolling interests

On January 1, 2009, the Company adopted the presentation and disclosure requirements for noncontrolling interests in consolidated financial statements as codified in FASB ASC Subtopic 810-10, Consolidations—Overall, or ASC Subtopic 810-10. ASC Subtopic 810-10 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC Subtopic 810-10 defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 have been applied retrospectively.

(3) ACCOUNTS RECEIVABLE, NET

Accounts receivable are summarized as follows:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Accounts receivable	137,146	94,700	13,874
Less: Allowance for doubtful accounts	(482)	(546)	(80)

Accounts receivable, net	136,664	94,154	13,794

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Balance at the beginning of year	(455)	(723)	(482)	(71)
Additions charged to expense	(268)	(83)	(64)	(9)
Reversals credited to income	—	324	—	—

Balance at the end of year	(723)	(482)	(546)	(80)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of its business. Credit terms are normally ranging from 30 to 120 days from the date of billing.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(4) INVENTORIES

Inventories consist of the following:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Raw materials	59,546	91,375	13,387
Work in progress	70,931	92,380	13,534
Finished goods	87,786	87,679	12,844

	218,263	271,434	39,765

As of December 31, 2009, the Group had RMB nil (2008: RMB nil) of finished goods consigned to third parties.

Write-downs of finished goods were RMB nil, RMB1,090,000 (as adjusted) and RMB14,696,000 (US$2,153,000) during the years ended December 31, 2007, 2008 and 2009, respectively, which are included in cost of sales.

(5) PREPAYMENT AND OTHER RECEIVABLES

Prepayment and other receivables consist of the following:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Prepayments to suppliers	3,504	819	120
Rental income receivable
—Related party (Note 19(a))	842	1,960	287
VAT recoverable	14,614	25,853	3,787
Others	5,637	10,106	1,481

	24,597	38,738	5,675

(6) PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Buildings	134,527	281,195	41,195
Plant and machinery	242,337	421,165	61,701
Office equipment	3,851	5,301	777
Motor vehicles	8,707	10,039	1,471
Leasehold improvements	1,215	—	—
Construction in progress	65,396	63,075	9,241

Total property, plant and equipment	456,033	780,775	114,385
Less: Accumulated depreciation and amortization	(50,853)	(81,594)	(11,954)

Total property, plant and equipment, net	405,180	699,181	102,431

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

As of December 31, 2009, certain buildings with an aggregate carrying value of RMB23,498,000 (US$3,442,000) and RMB5,864,000 (US$859,000) were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively (certain buildings with an aggregate carrying value of RMB71,433,000 and RMB3,875,000 were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively, as of December 31, 2008).

Depreciation and amortization expense on property, plant and equipment was recorded as follows:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Cost of sales	3,939	17,157	26,935	3,945
Research and development expenses	2,332	3,248	4,886	716
Selling expenses	—	37	26	4
General and administrative expenses	2,728	3,688	4,870	714
Other operating expenses	—	570	487	71

Total depreciation and amortization expense	8,999	24,700	37,204	5,450

(7) INVESTMENT IN AN AFFILIATE

The Group together with Central Glass Company Limited (“Central Glass”), a third party, established Central Glass Chemspec (“Central Glass Chemspec”) in April 2009. The Group contributed cash of US$1,644,000 (RMB11,225,000) and a land use right with a carrying value of RMB1,957,000 (US$287,000) and an estimated fair value of US$357,000 (RMB2,441,000) in exchange for a 40% equity ownership interest in Central Glass Chemspec. The Group has recognized a gain of RMB290,000 in respect of the 60% portion of the excess of fair value over the carrying value of this land use right according to the ASC Topic 845, Exchanges of a Nonfinancial Asset for a Noncontrolling Ownership Interest. Central Glass Chemspec is engaged in manufacturing and sales of chemical compounds in Zhejiang, PRC. This investment is accounted for under the equity method.

(8) LAND USE RIGHTS

Land use rights represent cost of the land use rights in respect of land located in the PRC. The Group acquired the land use rights for cash consideration of RMB1,022,000, RMB17,517,000 and RMB3,978,000 (US$583,000) for the years ended December 31, 2007, 2008 and 2009, respectively, to expand the Group’s existing manufacturing facilities. For the years ended December 31, 2007, 2008 and 2009, land use rights charged to the statements of income amounted to RMB702,000, RMB998,000 (as adjusted) and RMB1,132,000 (US$166,000), respectively.

As of December 31, 2009, certain land use rights with an aggregate carrying value of RMB3,241,000 (US$475,000) and RMB868,000 (US$127,000) were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively (certain land use rights with an aggregate carrying value of RMB30,622,000 and RMB888,000 were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively, as of December 31, 2008).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(9) INCOME TAX

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to income tax. In addition, upon any payment of dividends by the Group, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax. In addition, upon any payment of dividends by the Group, no British Virgin Islands withholding tax is imposed.

Hong Kong

No current income tax provisions were made for Hong Kong Profits Tax as the Group did not have assessable profits subject to Hong Kong Profits Tax during the years ended December 31, 2007, 2008 and 2009.

PRC

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%. However, the rate may vary depending on the location of tax registration and operations in the PRC, as well as qualification for certain tax classifications and holidays. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were converted from domestic enterprises to foreign invested enterprises (“FIEs”), which would be subject to 27% tax rate, beginning in August 2006, October 2006 and September 2006, respectively. However, a production-oriented FIE would be entitled to a 2-year full exemption followed by a 3-year 50% exemption tax holiday (“tax holiday”). Taixing ChemSpec and Shanghai Wan Su qualified as production-oriented FIEs and were entitled to the tax holiday benefit beginning in 2007. As of December 31, 2007, there was an uncertainty regarding Shanghai ChemSpec’s qualification as a production-oriented FIE. In addition, Shanghai Qi Yue, being registered in the Pudong New Area, Shanghai, was subject to a reduced income tax rate of 15%.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”), which unified the income tax rate to 25% for all companies. The new EIT law was effective as of January 1, 2008. The new EIT law provides a 5-year transition period from its effective date for those companies which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations, as well as grandfathering tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

The Group’s PRC subsidiaries are subject to income tax at 25% from 2008 onwards, except for the followings:

(i)	Shanghai ChemSpec was converted into a FIE in August 2006 and was subject to income tax at 27%. Its tax returns were filed using this tax rate without any tax holiday benefit beginning in August 2006. Upon the receipt of the notification issued by the local tax bureau of Shanghai Putuo district in July 2008, Shanghai ChemSpec was entitled to a tax holiday retroactively from August 1, 2006 to December 31, 2010. As a result, Shanghai ChemSpec is subject to income tax at 0% for 2007, at 12.5% from 2008 to 2010 and at 25% from 2011 onwards;

(ii)	Taixing ChemSpec was converted into a FIE in October 2006 and commenced its tax holiday in 2007. Accordingly, it is exempt from income tax for 2007 and 2008, and subject to income tax at 12.5% from 2009 to 2011 and at 25% from 2012 onwards;

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(iii)	Shanghai Qi Yue is subject to income tax at 15%, 18%, 20%, 22%, 24% and 25% for 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively;

(iv)	Shanghai ChemSpec Trading was subject to income tax on a deemed profit basis, as approved by the local tax authorities. The deemed profits taxes were based on 2.31% of the total sales for 2007. In 2007, the Group sold its 100% equity interest in Shanghai ChemSpec Trading to a third party (Note 20(f));

(v)	Shanghai Wan Su was converted into a FIE in September 2006 and commenced its tax holiday in 2007. Accordingly, it is exempt from income tax for 2007 and 2008, and subject to income tax at 12.5% from 2009 to 2011 and at 25% from 2012 onwards;

(vi)	Jiangsu Wei Er was subject to income tax at 25% for 2008. It is qualified as an “Advanced and New Technology Enterprise” under the new EIT law in 2009 and is entitled to the preferential income tax rate of 15% from 2009 to 2011. Thereafter, it will be subject to income tax at 25%.

The new EIT law and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty, for dividend distributions out of earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or China-HK Tax Treaty, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

On October 27, 2009, the State Administration of Taxation issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved.

The Group’s subsidiaries in the PRC are directly or indirectly held by one of the Group’s intermediate holding companies, Wisecon, a Hong Kong tax resident. Based upon an assessment of the tax residency status of Wisecon and its ability to control its funds, the management believes it is more likely than not that dividends paid by the PRC subsidiaries out of earnings generated beginning on January 1, 2008 will be subject to PRC withholding tax at 5%. However, the final applicable withholding tax rate is subject to the judgement of the PRC tax authorities which could be different from the management.

The income tax expense (benefit) attributable to income from operations, which is all derived from PRC sources, consists of:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Current income tax expense (benefit)	37,482	(48,264)	29,482	4,319
Deferred income tax (benefit) expense	(39)	16,024	(644)	(94)

	37,443	(32,240)	28,838	4,225

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Earnings (losses) before income taxes of the Group consist of the following:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
PRC operations	272,340	302,677	222,799	32,640
Non-PRC operations	(725)	(18,249)	(16,809)	(2,462)

Total	271,615	284,428	205,990	30,178

The actual income tax expense (benefit) differed from the amounts computed by applying the statutory PRC income tax rate of 33% for the year ended December 31, 2007 and 25% for the years ended December 31, 2008 and 2009 to earnings before income taxes as a result of the following:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Computed expected income tax expense	89,633	71,107	51,498	7,545
Increase (decrease) in income taxes resulting from:
Tax rate differential on
PRC operations	(16,107)	(476)	(1,472)	(216)
Tax rate differential on
Non-PRC operations	112	4,479	3,998	586
Effect of change in enacted tax rate	85	—	—	—
Non-deductible expenses
Employee costs in excess of allowable limits	71	—	—	—
Donation	1	—	—	—
Entertainment expenses	—	191	262	38
Penalty	—	8	—	—
Others	(528)	67	549	80
Additional deductible R&D expenses	—	(1,051)	(3,381)	(495)
Non-taxable income	(529)	—	—	—
Changes in valuation allowance	—	273	1,194	175
PRC dividend withholding tax on undistributed earnings of subsidiaries	—	13,851	2,219	325
Reinvestment tax refund(i)	—	(16,274)	—	—
Income tax refund(ii)	—	(42,493)	—	—
Tax holiday	(35,295)	(61,922)	(26,029)	(3,813)

Actual income tax expense (benefit)	37,443	(32,240)	28,838	4,225

(i)	Amount of RMB16,274,000 for the year ended December 31, 2008 represents income tax refund received by Wisecon for making additional capital contribution to Shanghai ChemSpec in 2007. The tax refund is reported as a reduction of income tax expense in the consolidated statements of income and is recognized in the period when Wisecon received the approval from the state tax bureau of Shanghai Putuo District since government approval is required under the relevant PRC tax laws before an entity is entitled to the tax benefit.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(ii)	Amount of RMB42,493,000 for the year ended December 31, 2008 represents income tax refund received by Shanghai ChemSpec for the income tax paid for the period from August 1, 2006 to December 31, 2007. In 2007, Shanghai ChemSpec filed the application for the tax holiday, which was rejected by the tax bureau. Therefore, management believed that it was more likely than not that it would not be entitled to the tax holiday benefit, and Shanghai ChemSpec did not claim such benefit in its tax returns as well as in its financial statements until the formal approval from the tax bureau is obtained. In July 2008, the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it is entitled to an exemption from income tax retroactively for the period from August 1, 2006 to December 31, 2007 and a 50% reduction in the income tax in the subsequent three years. The tax refund was recorded as a reduction of income tax expense in the consolidated statements of income.

Without the tax holiday, the Group’s basic and diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 would have been reduced by RMB0.02, RMB0.06 and RMB0.01 (US$0.00), respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Deferred income tax assets:
Write-down of inventories	273	2,629	385
Pre-operating expenses	344	119	17
Property, plant and equipment	360	300	44
Tax loss carryforwards	—	2,143	314

Total gross deferred income tax assets	977	5,191	760
Less: valuation allowance	(273)	(1,467)	(214)

Net deferred income tax assets	704	3,724	546

Deferred income tax liabilities:
Property, plant and equipment	(192)	(186)	(27)
Land use rights	(400)	(378)	(55)
Intangible assets	(237)	(211)	(31)
Capitalized interest expense	(1,000)	(1,210)	(177)
Dividend withholding taxes for undistributed earnings of subsidiaries	(13,851)	(16,071)	(2,355)

Total gross deferred income tax liabilities	(15,680)	(18,056)	(2,645)

Net deferred income tax liabilities	(14,976)	(14,332)	(2,099)

Classification on consolidated balance sheets:

Deferred income tax assets
—Current	344	3,424	502
—Non-current	360	300	44
Deferred income tax liabilities—Non-current	(15,680)	(18,056)	(2,645)

The increase in the valuation allowance during the years ended December 31, 2007, 2008 and 2009 were nil, RMB273,000 and RMB1,194,000, respectively. The substantial increase for 2009 was mainly related to deferred

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

income tax asset for write-down of inventories attributable to Kangpeng Nong Hua. As of December 31, 2009 and for the year then ended, Kangpeng Nong Hua was in cumulative loss position, and management believes that it is more likely than not that Kangpeng Nong Hua will not generate sufficient future taxable income to realize such deferred tax assets during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2009, no valuation allowance was provided against the deferred income tax assets of RMB1,938,000 recognized for Shanghai Qi Yue, Quzhou Kangpeng and Binhai Kangjie which sustained tax losses. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. Management considers the projected future taxable income in making this assessment. In order to fully utilize the deferred income tax assets, Shanghai Qi yue, Quzhou Kangpeng and Binhai Kangjie will need to generate future taxable income of approximately RMB2,196,000, RMB1,594,000 and RMB3,962,000, respectively, prior to the expiration of the tax loss carryforwards in 2014.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, management believes it is more likely than not that the Group will realize the benefits of these deductible differences as of December 31, 2008 and 2009. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2009, the Group had PRC tax loss carryforwards of RMB8,872,000 which, if unused, will expire in 2014.

The Company has not provided for income taxes on accumulated earnings amounting RMB161,990,000 that are subject to the PRC dividend withholding tax as of December 31, 2009, since these earnings are intended to be permanently reinvested. The amount of unrecognized deferred income tax liability is approximately RMB8,100,000.

As of January 1, 2007 and for each of the years ended December 31, 2007, 2008 and 2009, the Group did not have any unrecognized tax benefits and accordingly no related interest and penalties. The Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (US$15,000). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC are open to examination by the PRC state and local tax authorities for the tax years beginning in 2004.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(10) BANK BORROWINGS

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Short-term secured bank borrowings	65,000	—	—

Long-term secured bank borrowings	—	10,000	1,465

As of December 31, 2008, short-term bank borrowings of RMB20,000,000 of Shanghai Wan Su were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB42,851,000. Short-term bank borrowings of RMB40,000,000 of Shanghai ChemSpec were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB59,203,000 as of December 31, 2008. The remaining short-term bank borrowings of RMB5,000,000 of Kangpeng Nong Hua were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB3,993,000 as of December 31, 2008.

The secured bank borrowings of Shanghai Wan Su and Shanghai ChemSpec as of December 31, 2008 bore a weighted average interest rate at 7.719% per annum. The secured bank borrowing of Kangpeng Nong Hua as of December 31, 2008 bore a weighted average interest rate at 11.532% per annum. Interest is payable on a monthly basis on the 20th day of each month in 2008. All short-term bank borrowings mature at various dates within one year.

As of December 31, 2009, the long-term bank borrowing of RMB5,000,000 (US$733,000) of Shanghai Wan Su was secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB22,424,000 (US$3,285,000), and the long-term bank borrowing of RMB5,000,000 (US$733,000) of Kangpeng Nong Hua was secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB4,315,000 (US$632,000).

The secured bank borrowing of Shanghai Wan Su as of December 31, 2009 bore a weighted average interest rate at 5.13% per annum and is due on July 13, 2012. Interest is payable on a quarterly basis on the 15th day of each quarter end. The secured bank borrowing of Kangpeng Nong Hua as of December 31, 2009 bore a weighted average interest rate at 6.372% per annum and is due on August 26, 2011. Interest is payable at each quarter end.

The aggregate maturities of long-term bank borrowings for each of the years subsequent to December 31, 2009 are:

RMB’000
Year ending December 31:
2010	—
2011	5,000
2012	5,000

Total	10,000

As of December 31, 2009, the Group has a credit facility amounting to RMB50,000,000, of which, RMB5,000,000 was drawn as long-term bank borrowings and RMB45,000,000 remain unused.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Group has traditionally negotiated the renewal of certain facilities shortly before they mature. However, no assurance can be made that the Group will be able to continue successfully re-negotiating the renewal of these facilities in the future.

(11) BILLS PAYABLE

Bills payable as of December 31, 2009 were secured by pledged bank deposits of RMB37,919,000 (US$5,555,000) (2008: secured by pledged bank deposits of RMB21,536,000 and draw down of the Group’s credit facility of RMB6,026,000).

The credit facility as of December 31, 2008 bore an interest rate at 0.1% per annum. Interest accrues upon draw down of the bills payable, and all bills payable mature six months after the date of draw down. The credit facility contains no specific renewal terms or any requirement for the maintenance of financial covenants.

The Group has a total credit facility of RMB40,000,000 for bills payable and the unused credit facility amounting to RMB33,974,000 as of December 31, 2008. The Group has no credit facility for bills payable as of December 31, 2009.

(12) ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Payable for purchase of property, plant and equipment	35,547	118,174	17,313
VAT and other taxes payables	8,891	7,860	1,151
Accrued payroll	4,543	5,616	823
Receipts in advance	2,846	8,312	1,218
Accrued IPO costs	—	3,028	444
Payable for acquisition of noncontrolling interest in Jiangsu Wei Er	—	23,500	3,443
Payable for acquisition of Kangpeng Nong Hua	—	10,900	1,597
Others	13,586	5,876	860

	65,413	183,266	26,849

(13) ORDINARY SHARES

On June 24, 2009, the Company completed its IPO by issuing 379,680,000 ordinary shares, represented by 6,328,000 American Depositary Shares (“ADS”) for US$9.00 per ADS. In connection with the IPO, the Group received proceeds of US$48,228,000 (RMB329,432,000), net of related issuance costs. The ADSs are listed on the New York Stock Exchange. Each ADS represents sixty ordinary shares.

During November and December 2009, the Company repurchased 12,060,000 its ordinary shares for cash of US$1,192,000 (RMB8,134,000). The re-purchased shares were immediately retired in accordance with the laws of the Cayman Islands. The excess of cash consideration paid over par value of the ordinary shares was recorded as a reduction of additional paid-in capital in the consolidated statement of equity and comprehensive income for the year ended December 31, 2009.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(14) STATUTORY RESERVES

Under the PRC rules and regulations, the Company’s subsidiaries incorporated in the PRC are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve annually until the reserve balance reaches 50% of the subsidiaries’ registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing share holdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance of the statutory surplus reserve after such issue is not less than 25% of the registered capital.

For the years ended December 31, 2007, 2008 and 2009, the Group’s PRC subsidiaries made appropriations to statutory reserves totaling RMB11,891,000, RMB1,530,000 and RMB17,585,000 (US$2,576,000), respectively.

(15) COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group has entered into operating lease agreements principally for its office premises, vehicles and certain equipment in the PRC. None of the leases includes contingent rentals. Future minimum lease payments under non-cancellable operating leases as of December 31, 2009 are as follows:

	As of December 31, 2009
	RMB’000	USD’000
Within 1 year	223	33

The initial terms of the lease agreements for vehicles and equipment are for one year and are to be renewed annually thereafter. The lease agreement for office premises will expire in 2010.

The Group’s rental expenses under operating leases amounted to RMB707,000, RMB1,254,000 and RMB1,518,000 (US$222,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

(b) Capital commitments

As of December 31, 2009, capital commitments outstanding for the purchase of property, plant and equipment approximated RMB43,497,000 (US$6,372,000).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(16) EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Numerator used in computing basic and diluted earnings per share	234,040	312,361	172,431		25,261

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	1,800,000,000	1,800,000,000	1,997,606,762		1,997,606,762

Plus incremental weighted average number of ordinary shares from assumed conversion of share options using the treasury stock method	—	2,742,035	—		—

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	1,800,000,000	1,802,742,035	1,997,606,762		1,997,606,762

Basic earnings per share	RMB 0.13	RMB 0.17	RMB 0.09	US$	0.01

Diluted earnings per share	RMB 0.13	RMB 0.17	RMB 0.09	US$	0.01

During the years ended December 31, 2008 and 2009, the Group’s potential dilutive shares outstanding consist of employee share options. In computing diluted earnings per share for the years ended December 31, 2008 and 2009, the dilutive effect of outstanding share options was computed by applying the treasury stock method based on the difference between the ordinary shares assumed to be issued upon the exercise of the share options and the number of shares assumed to be purchased at the average estimated fair value during the period. For the year ended December 31, 2009, the computation of diluted earnings per share did not include the ordinary shares from assumed conversion of share options because the impact would be anti-dilutive.

(17) SHARE-BASED COMPENSATION

On January 1, 2008, the Board of Directors adopted the 2008 Share Incentive Plan (the “Plan”) to provide additional incentives to the Company’s employees. The Plan provides for the grant of options, restricted shares, and restricted share units. The Plan authorizes grants to purchase up to 180,000,000 ordinary shares. Stock options granted become exercisable over four years. The Company is expected to issue new shares to satisfy share option exercises.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Under the Plan, the Company granted 13,555,000 Unconditional Share Options Awards and 13,555,000 Conditional Share Options Awards on January 1, 2008 and 22,700,000 Unconditional Share Options Awards and 900,000 Conditional Share Options Awards on June 30, 2008, respectively, to several of its executives and employees.

Unconditional Share Options Awards

The Unconditional Share Options Awards were granted at an exercise price of RMB0.55, vest over four years of continuous service, with 25% of the options to be vested on each of the first, second, third and fourth anniversaries of the grant date, and expire in 10 years. The share options provide for accelerated vesting if there is a change in control (as defined in the Plan). Compensation cost is recognized on a graded vesting schedule for each tranche.

The fair value of each option award is estimated on the date of grant using a lattice option-pricing model based on the assumptions in the following table:

For Unconditional Share Options Awards issued on January 1, 2008 and June 30, 2008
Expected volatility	35.50%~35.75%
Expected dividend yield	1.7%
Risk-free interest rate	4.02%~4.14%
Expected term	10 years
Estimated fair value of underlying ordinary shares	RMB 1.70~RMB 1.77

Because the Company does not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. The Company uses historical data to estimate employee termination within the valuation model.

The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a contemporaneous valuation conducted by an independent valuation firm, supplemented by the Company’s estimate of Enterprise Value (“EV”).

The Company’s EV was estimated using the discounted cash flows analysis (“income approach”). For the income approach, the Company’s terminal value projected cash flows that are based on five-year financial projections which were discounted to the respective valuation dates of January 1, 2008 and June 30, 2008 by weighted average cost of capital (“WACC”) of 15.10% and 15.44%, respectively. The WACC used was the combined result of the changes in risk-free rate and industry average beta and company specific risks.

Then, the estimated EV of the Company from the above calculation was adjusted for a lack-of-marketability discount rate of 15% and 12% for the valuation date of January 1, 2008 and June 30, 2008 to reflect the fact that the Company was a private company. Such discounted EV was then allocated to the Company’s ordinary shares.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

A summary of share option activity during the years ended December 31, 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Granted	36,255,000	RMB 0.55
Exercised	—	—
Forfeited	(632,500)	RMB 0.55

Outstanding as of December 31, 2008	35,622,500	RMB 0.55
Granted	—	—
Exercised	—	—
Forfeited	(125,000)	RMB 0.55

Outstanding as of December 31, 2009	35,497,500	RMB 0.55	8.32 years	RMB 7,049,000

Exercisable as of December 31, 2009	8,905,625	RMB 0.55	8.32 years	RMB 1,769,000

The weighted-average grant-date fair value of Unconditional Share Options Awards granted during the year ended December 31, 2008 was RMB 1.24 per share option. During the years ended December 31, 2008 and 2009, no options were exercised.

Share-based compensation under the Unconditional Share Option Awards was recorded as follows:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
General and administrative expenses	10,806	11,781	1,726
Selling expenses	935	483	71
Research and development expenses	3,753	3,164	463

	15,494	15,428	2,260

As of December 31, 2009, there was RMB12,991,000 total unrecognized compensation cost related to non-vested share options under the Unconditional Share Options Awards. This cost is expected to be recognized over the period of 2.5 years.

Conditional Share Options Awards

The Conditional Share Options Awards were granted at an exercise price equal to 88% of the fair market value of the Company’s shares on the respective vesting date, vest over four years of continuous service with 25% of the options to be vested on each of the first, second, third and fourth anniversaries of the grant date and expire in 10 years. The vesting of share options under Conditional Share Options Awards is contingent upon the Group meeting revenue growth of at least 20% in the most recent fiscal year prior to each vesting date and the Group achieving a compounded annual growth rate in total revenues of at least 20% from the fiscal year 2007 through the most recent fiscal year prior to each vesting date. In addition, the Compensation Committee determines on its sole discretion that the grantee has met all employee performance criteria appropriate to merit the vesting of each tranche.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The fair value of each share option granted under the Conditional Share Options Awards was estimated on the date of grant using the same option pricing model used for share options granted under the Unconditional Share Options Awards and assumes the performance goals will be achieved. If such goals are not met, no compensation cost is recognized. The inputs used in estimating the fair value of share options granted under the Conditional Share Options Awards are the same as those noted in the table related to share options issued under the Unconditional Share Options Awards for expected volatility, expected dividends, and risk-free interest rate. The expected term for share options granted under the Conditional Share Options Awards was adjusted by an early exercise factor based on management’s estimates.

As the employees are required to provide the service to earn the award, but there has not been a mutual understanding of the terms of the award as to the exercise price until each vesting date of each tranche, the service inception date precedes the grant date. The fair value of the share option issued under Conditional Share Options Awards is remeasured at each reporting date using a lattice option-pricing model until the grant date occurs.

A summary of share option activity during the years ended December 31, 2008 and 2009 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Granted	14,455,000	RMB 1.50
Exercised	—	—
Forfeited	(802,500)	—

Outstanding as of December 31, 2008	13,652,500	RMB 1.50
Granted	—	—
Exercised	—	—
Forfeited	(125,000)	—

Outstanding as of December 31, 2009	13,527,500	RMB 0.67	8.03 years	RMB 1,013,000

Exercisable as of December 31, 2009	3,413,125	RMB 0.66	8.03 years	RMB 307,000

The weighted-average fair value of Conditional Share Options Awards granted during the year ended December 31, 2008 was RMB0.73 per share option. During the years ended December 31, 2008 and 2009, no options were exercised.

Share-based compensation under the Conditional Share Options Awards was recorded as follows:

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
General and administrative expenses	1,404	15	2
Selling expenses	275	—	—
Research and development expenses	744	—	—

	2,423	15	2

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

As of December 31, 2009, there was RMB2,298,000 total unrecognized compensation cost related to non-vested share options under the Conditional Share Options Awards. This cost is expected to be recognized over the period of 2.5 years.

(18) SIGNIFICANT CONCENTRATIONS AND RISKS

All of the Group’s tangible long-lived assets are located in the PRC.

The Group’s revenues are derived from the following:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Commercialized projects	504,824	801,484	697,437	102,175
Pipeline projects	46,638	59,171	96,367	14,118
Sales of purchased goods	37,887	81,832	26,491	3,880

	589,349	942,487	820,295	120,173

Commercialized projects represent projects with sales of at least one metric ton per year of manufactured products while pipeline projects represent projects with sales of less than one metric ton per year of manufactured products. Sales of purchased goods represent sales of purchased chemicals to wholesalers or end users without any further processing of the chemicals.

Significant concentrations

The following summarizes the Group’s revenues, based on the geographic location of the customers:

	Year ended December 31
	2007		2008		2009
		%		%		%
	RMB’000	of sales	RMB’000	of sales	RMB’000	of sales	US$’000
			(as adjusted)
PRC	149,416	25%	483,380	51%	362,191	44%	53,060
Japan	294,784	50%	165,962	18%	233,627	28%	34,227
Germany	55,518	9%	231,299	25%	160,490	20%	23,512
United Kingdom	28,078	5%	4,964	1%	1,123	0%	164
Others	61,553	11%	56,882	5%	62,864	8%	9,210

	589,349	100%	942,487	100%	820,295	100%	120,173

As a result of the Group deriving significant revenues from sales outside the PRC, the Group’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

Management currently expects that the Group’s operating results will, for the foreseeable future, continue to depend on the sale of its compound chemical products to a relatively small number of customers. The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Group or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Group’s agreements with its key customers could have a material adverse effect on its business and results of operations.

Sales to the major customers, which individually exceeded 10% of the total net revenues, are as follows:

	Year ended December 31
	2007		2008		2009
		%		%		%
	RMB’000	of sales	RMB’000	of sales	RMB’000	of sales	US$’000
			(as adjusted)
Customer A	230,434	39%	114,878	12%	199,991	24%	29,299
Customer B	103,387	17%	333,128	35%	188,710	23%	27,646
Customer F	21,408	4%	166,258	18%	109,923	14%	16,104

	355,229	60%	614,264	65%	498,624	61%	73,049

Accounts receivable due from the major customers, which individually exceeded 10% of the total accounts receivable balances, are as follows:

	As of December 31
	2008		2009
		%		%
	RMB’000	of accounts receivable	RMB’000	of accounts receivable	US$000
	(as adjusted)
Customer A	4,335	3%	16,854	18%	2,469
Customer B	40,688	30%	30,208	32%	4,425
Customer E	13,151	10%	12,886	14%	1,888
Customer F	51,836	38%	—	0%	—

	110,010	81%	59,948	64%	8,782

Business and economic risks

The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; competition from other competitors; changes in certain strategic relationships or customers’ relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the industry.

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the industry.

In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in state policies may have a negative impact on the Group’s operating results and financial position.

(19) RELATED PARTY TRANSACTIONS

Name of party	Relationship

Dr. Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang (“the Yang Family”)	Majority shareholders

Dr. David Yunhung Tang	Principal shareholder (through June 24, 2009)

Mr. Xuhua Ren	Noncontrolling shareholder of Huajing the Company

Mr. Yunxiang Wang	Noncontrolling shareholder of Binhai Kangjie (from April 15, 2009)

Mr. Zhiyan Shen and Ms. Yunfen Fan	Noncontrolling shareholders of Kangpeng Nong Hua (from October 8, 2008 through November 9, 2009)

Mr. Wujun Yang, Mr. Yunlong Yuan, Mr. Weinian Qi and Ms. Yueping Cha	Management

Kangpeng Nong Hua	23.5% owned company by Dr. Yang (through October 8, 2008)

Kang Qi Investment Company (“Kang Qi”)	Majority shareholders’ company

Wise Lion Limited (“Wise Lion”)	Immediate holding company

Shanghai Ambiopharm Inc. (“Shanghai Ambiopharm”)	Majority shareholders’ company

Central Glass Chemspec	Affiliate

Central Glass	Controlling shareholder of Central Glass Chemspec

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The principal related party transactions during the years ended December 31, 2007, 2008 and 2009 were as follows:

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Sales of goods to:
Kangpeng Nong Hua	—	31,982	—	—
Central Glass	—	—	3,997	586

	—	31,982	3,997	586

Purchases of goods from:
Kangpeng Nong Hua	9,191	26,192	—	—

	9,191	26,192	—	—

Non-interest bearing advances to:
Kangpeng Nong Hua (Note (i))	17,000	28,400	—	—
Dr. Yunhung Tang	18	—	—	—
Mr. Weinian Qi	1	—	—	—
Mr. Zhiyan Shen	—	2,500	—	—

	17,019	30,900	—	—

Non-interest bearing borrowings from:
Kangpeng Nong Hua (Note (ii))	—	14,400	—	—
Kang Qi (Note (iii))	—	6,000	6,000	879
The Yang Family	50	—	—	—

	50	20,400	6,000	879

Jiangsu Wei Er’s non-interest bearing borrowings from:
Kangpeng Nong Hua (Note (v))	—	49,347	—	—
Kang Qi (Note (v))	—	5,000	—	—

	—	54,347	—	—

Kangpeng Nong Hua’s non-interest bearing borrowings from :
Kang Qi (Note vii)	—	14,269	—	—
The Yang Family (Note vii)	—	716	—	—
Mr. Zhiyan Shen (Note vii)	—	239	—	—
Ms. Yunfen Fan (Note vii)	—	3	—	—

	—	15,227	—	—

Lease income
Shanghai Ambiopharm (Note (vi))	—	913	913	134

	—	913	913	134

Lease expense
Shanghai Ambiopharm (Note (vi))	—	42	100	15

	—	42	100	15

Payments made on behalf of:
Shanghai Ambiopharm	—	—	356	52
Central Glass	—	—	336	49

	—	—	692	101

Payments made on behalf of the Group by:
Mr. Yunxiang Wang	—	—	674	99

	—	—	674	99

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Amounts due from and due to related parties as of December 31, 2008 and 2009 were as follows:

(a) Prepayment and other receivables

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Shanghai Ambiopharm (Note(vi))	842	1,960	287

	842	1,960	287

(b) Amounts due from related parties

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Non-interest bearing advances to:
Mr. Zhiyan Shen	2,500	—	—
Payments made on behalf of:
Central Glass	—	64	9

	2,500	64	9

(c) Amounts due to related parties

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Non-interest bearing borrowings from:
The Yang Family	775	59	9
Mr. Zhiyan Shen	239	—	—
Ms. Yunfen Fan	3	—	—
Kang Qi (Note (iii) and (vii))	12,269	9,500	1,392
Wise Lion (Note (iv))	37,960	—	—
Payable for acquisition of Kangpeng Nong Hua to:
Kang Qi	—	14,100	2,065

Total	51,246	23,659	3,466

Notes:

(i)	The Group made RMB17,000,000 and RMB28,400,000 non-interest bearing advances to Kangpeng Nong Hua to support its operating activities during the years ended December 31, 2007 and 2008 prior to October 8, 2008, the date Dr. Yang obtained control of Kangpeng Nong Hua (see Note 20(c)). The advances made in 2007 and 2008 were repaid in full in May 2008.
(ii)	The borrowing has been repaid in full in June 2008.
(iii)	During the years ended December 31, 2008 and 2009, the Group borrowed RMB6,000,000 and RMB6,000,000 (US$878,000), respectively, which were non-interest bearing, from Kang Qi. The borrowing of RMB6,000,000 in 2008 and 2009 was repaid in February 2008 and in April 2009, respectively.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(iv)	The borrowing was repaid in full in September 2009.
(v)	The Group acquired an 80% equity interest in Jiangsu Wei Er in February 2008 (See Note 20(a)). Jiangsu Wei Er borrowed RMB49,347,000 and RMB5,000,000, which were non-interest bearing, from Kangpeng Nong Hua and Kang Qi, respectively, prior to the acquisition. These non-interest bearing advances were recorded as liabilities assumed at the date of the acquisition. The advances from Kangpeng Nong Hua and Kang Qi were repaid in full as of December 31, 2008.
(vi)	The Group leased its plant and equipment to Shanghai Ambiopharm in 2008 and 2009. The carrying value of the plant and equipment amounted to RMB9,740,000 and RMB9,050,000 (US$1,326,000) as of December 31, 2008 and 2009, respectively. The lease is for a two-year term and the annual lease payment is RMB913,000.

The Group also leased certain equipment from Shanghai Ambiopharm. The lease is for a two-year term starting from August 2008 and the annual lease payment is RMB100,000.

(vii)	The Group acquired 100% of the equity interest in Kangpeng Nong Hua in November 2009 for cash consideration of RMB25,000,000. Since the Company and Kangpeng Nong Hua were under the common control of Dr. Yang on the date of the acquisition, it has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial statements of Kangpeng Nong Hua have been consolidated by the Company at their reported historical amounts and the acquisition has been accounted for retrospectively to October 8, 2008, which is the earliest date that both entities were under common control (See Note 20 (c)).

Kangpeng Nong Hua borrowed RMB15,227,000, which were non-interest bearing, from related parties, prior to October 8, 2008. These non-interest bearing advances were recorded as liabilities assumed on October 8, 2008. Kangpeng Nong Hua.

(20) ACQUISITIONS AND DIVESTITURE

(a) Acquisition of a subsidiary

On February 2, 2008, upon receiving regulatory approval, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties for cash consideration of RMB4,000,000.

The acquisition of Jiangsu Wei Er was accounted for using the purchase method in accordance with FASB Statement No. 141, Business Combinations, (SFAS No. 141). The results of Jiangsu Wei Er’s operations have been included in the consolidated financial statements since that date. The principal activities of Jiangsu Wei Er are sales and manufacturing of chemical compounds. The Group paid an excess over the fair value of the net assets acquired (goodwill) mainly due to expected benefits from expansion of the Group’s production capacity and securing Jiangsu Wei Er’s existing product for the production of the Group’s advanced-technology new products. The goodwill is not deductible for tax purposes.

Management made estimates and judgments in determining the fair values of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The allocation of the purchase price to 80% of the fair value of net assets of Jiangsu Wei Er on February 2, 2008 is as follows:

RMB’000
Cash	5,004
Deferred income tax assets	1,181
Other current assets	11,710
Property, plant and equipment	41,509
Current liabilities	(58,334)
Goodwill	2,930

Purchase price	4,000

(b) Acquisition of additional equity interests in subsidiaries

Huajing Company

On March 25, 2008, Shanghai ChemSpec acquired an additional 20% equity interest in Huajing Company from the noncontrolling interest shareholder, which increased the Company’s equity interest from 60% to 80%, for cash consideration of RMB8,000,000. The consideration was paid in full in August 2008. The acquisition of the additional equity interests was accounted for using the purchase method in accordance with SFAS No. 141. The goodwill is not deductible for tax purposes.

Management makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

The allocation of the purchase price to 20% of the fair value of net assets of Huajing Company on March 25, 2008 is as follows:

RMB’000
Cash	1,526
Other current assets	3,562
Property, plant and equipment	6,012
Current liabilities	(7,090)
Non-current liabilities	(22)
Goodwill	4,012

Purchase price	8,000

Jiangsu Wei Er

On November 5, 2009, the Group acquired the remaining 20% equity interest in Jiangsu Wei Er from the noncontrolling shareholder, which increased the Company’s equity interest from 80% to 100%, for cash consideration of RMB 41,000,000. In accordance with ASC Subtopic 810-10, which was effective for fiscal years beginning or after December 15, 2008, the excess of cash consideration over the carrying amount of the noncontrolling interest of RMB 7, 953,000 was recognized as a decrease in additional paid-in capital attributable to Chemspec International Limited shareholders in the statement of equity and comprehensive income for the year ended December 31, 2009.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(c) Acquisition of a company under common control

On November 9, 2009, the Group acquired 100% of the equity interest of Kangpeng Nong Hua for cash consideration of RMB25,000,000. As Dr. Yang held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it is considered a combination of entities under common control and has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial statements of Kangpeng Nong Hua have been consolidated by the Company using their reported historical amounts and the acquisition has been accounted for retrospectively to October 8, 2008, which is when Dr. Yang obtained control of Kangpeng Nong Hua by increasing his effective equity interest in Kangpeng Nong Hua to 51.7%.

The acquisition of 51.7% equity interest for consideration of RMB12,925,000 is recognized by reducing additional paid-in capital attributable to Chemspec International Limited shareholders by RMB8,616,000 and the excess of cash consideration over additional paid-in capital of RMB4,309,000 is recognized as a decrease to retained earnings.

In accordance with ASC Subtopic 810-10, the excess of cash consideration of RMB12,075,000 over the carrying amount of the noncontrolling interest of RMB4,940,000 was recognized as a decrease in additional paid-in capital attributable to Chemspec International Limited shareholders in the consolidated statement of equity and comprehensive income for the year ended December 31, 2009.

(d) Changes in Chemspec International Limited’s ownership in subsidiaries

Effect of the changes in the Company’s ownership interest in its subsidiaries in net income attributable to Chemspec International Limited shareholders is as follows:

	Year ended December 31
	2009	2009
	RMB’000	US$’000
Net income attributable to Chemspec International Limited Shareholders	172,431	25,261
Transfer to the noncontrolling interests with decrease in Chemspec International Limited’s additional paid-in capital for acquisition of:
—20% equity interest in Jiangsu Wei Er	(33,047)	(4,841)
—48.3% equity interest in Kangpeng Nong Hua	(7,135)	(1,045)

Change from net income attributable to Chemspec International Limited shareholders and transfers to noncontrolling interests	132,249	19,375

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(e) Unaudited pro forma financial information

The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisition of the 80% equity interest in Jiangsu Wei Er had occurred as of January 1, 2007. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had it completed the acquisition at January 1, 2007. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations after the acquisition of Jiangsu Wei Er:

	Year ended December 31
	2007	2008
	RMB’000	RMB’000
		(as adjusted)
Revenues	630,119	942,487
Income from operations	269,768	316,668
Net income attributable to Chemspec International Limited shareholders	231,842	312,361

Basic earnings per share	RMB0.13	RMB0.17
Diluted earnings per share	RMB0.13	RMB0.17

(f) Sale of a subsidiary

On October 18, 2007, the Group entered into a share transfer agreement with a third party, selling its 100% equity interest in Shanghai ChemSpec Trading for cash consideration of RMB16,420,000, of which RMB13,000,000 was collected in 2007 and RMB3,420,000 was collected in the first quarter of 2008, resulting in a gain of RMB24,000 in 2007.

Prior to disposal of the Group’s entire entity interest in Shanghai ChemSpec Trading, the Group transferred all the operations, a majority of the employees and the entire customer base of Shanghai ChemSpec Trading to another Group company, Shanghai Qi Yue.

(21) DIVIDENDS

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
Dividends declared by:
—Taixing ChemSpec (Note (i))	2,000	—	—	—

Dividends per share	RMB 0.00	—	—	—

(i)	Pursuant to a Board of Directors’ resolution passed on January 15, 2007, dividends of RMB2,000,000 were declared by Taixing ChemSpec to its shareholders.

(22) FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in FASB ASC Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820, for fair value measurements of financial assets and financial liabilities and for fair value measurements of

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3 inputs are unobservable inputs for the asset or liability

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The initial adoption of the provisions of this standard related to nonfinancial assets and nonfinancial liabilities did not have any impact on the Company’s consolidated financial statements.

The Group used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•

Short-term financial instruments (cash, pledged bank deposits, accounts receivable and payable, other receivables and payables, bills receivable and payable, short-term bank borrowings, and amount due from/to related parties)—fair values approximate carrying amounts due to the short-term nature,

•

Long-term bank borrowings—the fair values of RMB10,085,000 were estimated by discounting the future cash flows using interest rates which approximate the rate for which financial institutions would charge borrowers with similar credit ratings and remaining maturities.

(23) CHEMSPEC INTERNATIONAL LIMITED (PARENT COMPANY)

Relevant PRC laws and regulation permit the distribution of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to distribute an aggregate amount of RMB509,202,000 (US$74,598,000) of their net assets to the Company, either in the form of dividends, loans or advances. Such amount consists of paid-up capital and statutory reserves as of December 31, 2009.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The following presents condensed parent company only financial information of Chemspec International Limited under U.S. GAAP as of December 31, 2008 and 2009 and the three-year periods ended December 31, 2009.

Condensed balance sheets as of December 31, 2008 and 2009

	As of December 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
	(as adjusted)
Cash	—	103,070	15,100
Amounts due from related parties	—	237,883	34,850

Total current assets	—	340,953	49,950
Investment in subsidiaries	719,736	864,879	126,705

Total assets	719,736	1,205,832	176,655

Accrued expenses and other payables	—	3,028	444
Amounts due to related parties	—	16,552	2,424

Total liabilities	—	19,580	2,868
Ordinary shares	18,446	21,686	3,177
Additional paid-in capital	30,597	364,098	53,341
Accumulated other comprehensive loss	(4,800)	(4,554)	(667)
Retained earnings	675,493	805,022	117,936

Total shareholders’ equity	719,736	1,186,252	173,787
Total liabilities and shareholders’ equity	719,736	1,205,832	176,655

Condensed statements of income for the years ended December 31, 2007, 2008 and 2009

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Selling expenses	—	(1,210)	(483)	(71)
General and administrative expenses	—	(12,211)	(11,796)	(1,728)
Research and development expenses	—	(4,496)	(3,164)	(464)
Interest income	—	—	75	11
Equity in earnings of the subsidiaries	234,040	330,278	187,799	27,513

Net income	234,040	312,361	172,431	25,261

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Condensed cash flows for the years ended December 31, 2007, 2008 and 2009

	Year ended December 31
	2007	2008	2009	2009
	RMB’000	RMB’000	RMB’000	US$’000
		(as adjusted)
Cash flows from operating activities
Net income	234,040	312,361	172,431	25,261
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	17,917	15,443	2,263
Equity in earnings of the subsidiaries	(234,040)	(330,278)	(187,799)	(27,513)

Net cash provided by operating activities	—	—	75	11

Cash flows from investing activities
Non-interest bearing advances to related parties	—	—	(237,883)	(34,850)

Net cash used in investing activities	—	—	(237,883)	(34,850)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	—	389,022	56,992
Payments for initial public offering costs	—	—	(40,010)	(5,861)
Repurchase of ordinary shares	—	—	(8,134)	(1,192)

Net cash provided by financing activities	—	—	340,878	49,939

Net increase in cash	—	—	103,070	15,100
Cash at beginning of year	—	—	—	—

Cash at end of year	—	—	103,070	15,100