Form 20-F/A
period 2009-12-31
Chemspec International Ltd
filed 2011-01-12
CIK 1463398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1

TO

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

Jianhua Yang

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12,13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2009, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2009 initially filed with the Securities and Exchange Commission, on June 23, 2010, or the Originally Filed 20-F. Amendment No. 1 amends the exhibit index and files an amended Exhibit 12.1 and Exhibit 12.2.

Other than the foregoing items, no part of the Originally Filed 20-F is being amended. Amendment No. 1 does not reflect events occurring after the filing of the Originally Filed 20-F and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above.

ITEM 18.	FINANCIAL STATEMENTS

The following is a list of the audited consolidated financial statements and a report of the independent registered public accounting firm included in this annual report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1*	Memorandum and Articles of Association of Chemspec International Limited, as currently in effect

1.2*	Form of Amended and Restated Memorandum and Articles of Association

2.1*	Specimen Certificate for Ordinary Shares of Chemspec International Limited

4.2*	Registrant’s 2008 Share Incentive Plan Adopted as of January 1, 2008

4.3*	Form of Indemnification Agreement with the Registrant’s Directors

4.4*	Form of Non-disclosure, Non-competition and Proprietary Information Agreement

4.5*	Form of Employment Agreement

8.1*	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics

12.1	Certification of our Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of our Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of our Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

*	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ JIANHUA YANG
Name:	Jianhua Yang
Title:	Chief Executive Officer

Date: January 12, 2011

2