Form 20-F
period 2010-12-31
Chemspec International Ltd
filed 2011-06-20
CIK 1463398

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

2,163,190,740 Ordinary Shares

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

FISCAL YEAR ENDED DECEMBER 31, 2010

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.

Our ADSs are listed on the New York Stock Exchange under the symbol “CPC.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of income data (except per ADS data) for the years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements included in this annual report and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,
	2006	2007	2008(4)	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statements of Income Data
Sales	580,747	589,349	942,487	820,295	1,082,031	163,944
Gross profit	328,549	332,493	393,944	324,711	417,240	63,218
Selling expenses	(8,798)	(10,234)	(11,898)	(11,245)	(11,130)	(1,686)
General and administrative expenses	(22,714)	(30,934)	(58,947)	(69,871)	(77,768)	(11,783)
Research and development expenses	(18,648)	(18,169)	(27,483)	(30,913)	(65,679)	(9,951)
Income from operations	281,682	273,138	294,490	207,461	266,703	40,410
Foreign currency exchange loss, net	(1,951)	(2,036)	(9,514)	(1,961)	(3,249)	(492)
Earnings before income taxes	279,929	271,615	284,428	205,990	265,225	40,186
Income tax (expense) benefit	(43,902)	(37,443)	32,240	(28,838)	(38,999)	(5,909)
Net income	236,027	234,172	316,668	177,152	226,226	34,277
Net (income) loss attributable to noncontrolling interests	519	(132)	(4,307)	(4,721)	(685)	(104)
Net income attributable to Chemspec International Limited(1)	236,546	234,040	312,361	172,431	225,541	34,173
Basic earnings per share(1)(2)	RMB 0.13	RMB 0.13	RMB 0.17	RMB 0.09	RMB 0.10	USD 0.02
Diluted earnings per share(1)(2)	RMB 0.13	RMB 0.13	RMB 0.17	RMB 0.09	RMB 0.10	USD 0.02
Basic income per ADS	RMB 7.88	RMB 7.80	RMB 10.41	RMB 5.18	RMB 6.24	USD 0.95
Diluted income per ADS	RMB 7.88	RMB 7.80	RMB 10.40	RMB 5.18	RMB 6.24	USD 0.95
Ordinary shares used in computation:(2)(3)
Basic	1,800,000,000	1,800,000,000	1,800,000,000	1,997,606,762	2,168,517,722	2,168,517,722
Diluted	1,800,000,000	1,800,000,000	1,802,742,035	1,997,606,762	2,169,629,356	2,169,629,356
Cash dividends declared per ordinary share	RMB 0.16	RMB 0.00	—	—	RMB 0.02	USD 0.00
Cash dividends declared per ADS	RMB 9.31	RMB 0.07	—	—	RMB 1.23	USD 0.19
Share-based compensation expense during the relevant period included in:
Selling expenses	—	—	12,210	11,796	150	23
General and administrative expenses	—	—	1,210	483	(1,635)	(248)
Research and development expenses	—	—	4,497	3,164	2,984	452

(1)	We have been entitled to certain tax holidays and tax refunds in the past. Without applicable tax holidays, net income attributable to our Company for the years ended December 31, 2008, 2009 and 2010 would have been reduced by RMB104.4 million, RMB26.0 million and RMB 35.5 million (US$5.4 million), respectively, and our basic and fully diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 would have been reduced by RMB0.06, RMB0.01 and RMB 0.02 (US$0.00), respectively. The details of tax refunds we received are as follows:

	Year Ended December 31,
	2006	2007	2008(4)	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Income tax expense excluding tax refunds	(43,902)	(37,443)	(26,527)	(28,838)	(38,999)	(5,909)
Income tax refunds	—	—	58,767	—	—	—

Income tax (expense) benefit	(43,902)	(37,443)	32,240	(28,838)	(38,999)	(5,909)

(2)	All share and per share data have been presented to give retrospective effect to our reorganization.
(3)	Our company issued 1,800,000,000 ordinary shares in August 2006 in connection with our reorganization in 2006. For the purposes of calculating basic and diluted earnings per ordinary share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the reorganization took place as of the beginning of the earliest period presented.
(4)	In November 2009, we acquired 100% equity interest of Jiangsu Kangpeng Nong Hua Limited, or Kangpeng Nong Hua, for RMB25 million (US$3.7 million) in cash. As our Chairman and CEO, Dr. Yang held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it was considered a transaction between entities under common control. Therefore, our consolidated financial statements have been retroactively adjusted to reflect the combined entities for the periods during which the entities were under common control.

	As of December 31,
	2006	2007	2008(4)	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Balance Sheet Data
Cash	37,633	56,929	180,602	351,097	98,719	14,957
Accounts receivable, net	81,370	86,749	136,664	94,154	137,873	20,890
Inventories	61,446	111,117	218,263	271,434	470,432	71,278
Total current assets.	203,590	311,237	584,506	798,157	844,788	127,998
Property, plant and equipment, net	131,802	216,824	405,180	699,181	871,398	132,030
Total assets	370,183	563,527	1,063,457	1,575,283	1,796,356	272,175
Short-term bank borrowings	40,000	40,000	65,000	—	20,000	3,030
Long-term bank borrowings, current portion	—	—	—	—	5,000	758
Accounts payable	23,043	43,127	81,382	81,870	142,319	21,564
Amounts due to related parties	65,638	40,366	51,246	23,659	5,559	842
Total current liabilities	210,489	168,893	296,998	339,831	405,079	61,376
Long-term bank borrowings	—	—	—	10,000	—	—
Total liabilities	210,489	168,893	318,244	383,023	429,876	65,133
Ordinary shares(1)	18,446	18,446	18,446	21,686	21,649	3,280
Our shareholders’ equity	152,213	387,021	730,133	1,186,252	1,360,822	206,185
Noncontrolling interests	7,481	7,613	15,080	6,008	5,658	857
Total equity	159,694	394,634	745,213	1,192,260	1,366,480	207,042

(1)	We were incorporated on May 30, 2006 and as part of a series of reorganization activities, became a holding company of our subsidiaries in August 2006. Our financial results are presented as though the reorganization were completed at the beginning of the earliest period presented, or January 1, 2006.

Currency Translations and Exchange Rates

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, in effect as of December 31, 2010. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the exchange rates of the Renminbi may have a material adverse effect on your investment” and “—Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 10, 2011, the noon buying rate was RMB6.4801 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	RMB per U.S. Dollar Exchange Rate(1)
Period	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2010
November	6.6670	6.6358	6.6892	6.6630
December	6.6000	6.6497	6.6745	6.6600
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 10)	6.4801	6.4790	6.4824	6.4754

(1)	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

We have experienced rapid growth, especially since 2003, which has required us to expand our operations and make increasing investments in our management, administrative, operational and financial infrastructure. For example, the number of our employees increased from 118 as of January 1, 2003 to 1,794 as of December 31, 2010. Furthermore, our sales increased from RMB68.9 million in 2003 to RMB1,082.0 million (US$163.9 million) in 2010. Rapid expansion has placed strain on our management resources and may have led to inefficiencies in our administrative systems or business operations, some of which we have not yet discovered or addressed. It has also placed a strain on our ability to expand manufacturing facilities that can satisfy the increasing number of orders we receive. While our customers typically give us an estimated production plan for a period of two to twelve months, those estimates are not binding. Typically, it takes two to three years from the time that we acquire the land for a production facility for that production facility to begin operations. The relatively short lead-time and non-binding nature of the production estimates that we receive from our customers and the relatively long and capital-intensive process involved in creating new production capacity have made it difficult to anticipate needed production capacity. For example, the lack of growth of our revenues and our net income from 2006 to 2007 resulted in part from the fact that we were producing at or near maximum capacity and were not rolling out our new production facility until late in 2007. In addition, the decline of our revenues in 2009 from 2008 resulted mainly from the impact of the global financial crisis and economic recession. Despite the temporary decline we experienced in 2009, we expect our business to continue to expand significantly as the global economy continues to recover and demand for specialty chemicals in our industry increases. While we increased our production capacity when we opened our new production facilities since late 2007 and through our acquisition of Jiangsu Wei Er in February 2008, we may in the future face periods of increasing demand in which we are unable to address increasing orders. Our future prospects will depend in part on the ability of our senior management to successfully manage our operations so that we are able to capitalize on any growth opportunities that arise. In order to be positioned to take advantage of any future growth opportunities that may arise, we must take, among other actions, some or all of the following actions:

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

Our product mix varies frequently from year to year in accordance with the specific demands and industry of the end users of our products. This in turn can lead to fluctuations in our sales. We had sales of RMB942.5 million, RMB820.3 million and RMB1,082.0 million (US$163.9 million) and net income attributable to our shareholders of RMB312.4 million, RMB172.4 million and RMB225.5 million (US$34.2 million) in 2008, 2009 and 2010, respectively. In the event that we are unable to expand our business and increase our sales, we may not achieve similar results in future periods. Accordingly, you should not rely on our past results or historical growth rate as an indication of our current or future business, financial performance and prospects.

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

Demand for our products is dependent on demand for the end products that incorporate our products. Most of those end users are in the electronics, pharmaceuticals and agrochemicals industries. While some of our sales are to direct end users, a significant percentage of our sales are made to trading companies that act as middlemen and sell our products to end users for multiple industry applications. Due to this sales model, there is a degree of uncertainty about the identity of the ultimate end users of some of our products, the industries in which our products are used and our estimates of the approximate percentages of sales derived from each end market into which we sell our products. The largest percentage of our sales has historically been derived from products used in the electronics industry, particularly in the manufacture of TFT-LCDs. Historically, the second largest percentage of our sales has been derived from products used in the pharmaceuticals industry and this sector has been increasing in importance to our business. Although it has historically been the smallest source of sales of our products, the agrochemicals industry has also been increasing in importance to our business over time, except in the second half of 2009 because the global agrochemical business deteriorates as a result of the global economic recession and unfavorable weather patterns in some major farming markets. Our future success depends on the continued growth of these markets as well as the growth, viability and financial stability of our customers and end users and the end-market demand for our customers’ products. If the end markets for our specialty chemicals decline or do not grow as quickly as we anticipate, just like what we experienced in the first quarter of 2009 for the electronics chemical market and the second half of 2009 for the agrochemical market, or if our customers do not succeed in increasing their market shares in those markets, our business prospects, financial condition and results of operations could be harmed. In particular, the end markets for our products, the electronics, pharmaceutical and agrochemical industries, are characterized by rapid technological changes, short product life cycles, vigorous competition, consolidation and/or pricing and margin pressures. Significant decreases in demand for consumer electronics, beginning in the second half of 2008 brought on by the global economic downturn resulted in decreases in demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009, particularly in the first quarter of 2009. In addition, significant decreases in demand for agrochemicals beginning in the second half of 2009 brought on by the global economic recession resulted in decreases in demand for our specialty chemicals used in the agrochemical market in the second half of 2009. Therefore, although we had seen a strong recovery in demand for our products in 2010, especially in the electronics chemical market, the increase in sales of our products resulting from anticipated growth in these industries may be less than expected or may fail to materialize altogether if the global economic condition changes. If anticipated growth occurs at a slower rate than expected or fails to occur at all, our strategy to expand our business by continuing to expand into these end markets may not be successful, which could have a material adverse effect on our business. If any of these risks materialize, we may not grow or our growth may slow and our business, financial condition and operating results could be materially harmed.

We may prove unsuccessful in our ability to manage increased manufacturing capacity and increased research and development capability and we may not realize the anticipated benefits from either or both of these expansions.

We manufacture all of our products and conduct our research and development activities in our facilities in China. We have built a new research and development center and head office building in Shanghai that significantly increased our research and development capabilities. We also have expanded, and continue to expand our manufacturing capacity at our existing facilities and through the addition of new facilities. As of December 31, 2010, we owned and operated six major production facilities with a total maximum production capacity of 2.3 million liters of reactor volume. We must continue to devote significant resources to the expansion of our manufacturing capacity. These planned expansions will be expensive, will require a significant amount of management’s time that could otherwise be used in other aspects of our business and may disrupt our operations. We will incur these costs, which may be higher than we anticipate, as well as continuing costs of maintenance and operations for these facilities, even if we are unable to utilize the increased capacity and capability due to decreases in demand for our products, reduced sales volumes or otherwise.

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

Many specialty chemicals, including those that we manufacture, are subject to price declines over time due to competitive forces, while manufacturing and material costs may remain constant or increase. In particular, our average selling price of our commercialized products decreased from RMB444, 000 per metric ton in 2008 to RMB308, 000 per metric ton in 2009. Although the average selling price of our commercialized products increased to RMB 424,000 (US$64,171) per metric ton in 2010, as some of our products enter into a later stage in their lifecycles, the average selling prices of those products may decrease.

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

We currently derive the substantial majority of our sales from a limited number of customers. Our customers consist of the actual end users of our products as well as trading companies that sell our specialty chemicals to third parties. In 2008, 2009 and 2010, aggregate sales to our three largest customers represented approximately 65%, 61% and 65% of our total sales, respectively. Our three largest customers in 2008, 2009 and 2010, each individually accounted for more than 7% of our sales, while our single largest customer accounted for 35%, 24% and 33% of our total sales in 2008, 2009 and 2010, respectively. In addition, some of our end users purchase our products indirectly through one or more of our customers that are trading companies. We are unable to fully assess the exact amount of such indirect sales although we are aware of the occurrence of these situations based on various discussions with certain of our end users and customers. Based on the assessments of the amount of sales to our single largest end user, including both direct purchases from us and indirect purchases through trading companies, the percentage of sales accounted for by that end user is larger than the figures indicated above for our single largest customer. Due to the concentration of our business and dependence on a limited number of customers and end users, any one or more of the following events, among others, some of which we experienced in 2010, may cause material fluctuations or declines in our revenues and have a material adverse effect on our financial condition, results of operations and prospects:

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

Raw materials accounted for 86.8%, 77.0% and 74.1% of our cost of sales in 2008, 2009 and 2010, respectively. In addition, raw material costs accounted for 50.5%, 46.5% and 45.5% of our sales in those periods, respectively. While the factors affecting the prices of our raw materials are difficult to predict, changes in the price of raw materials may have a significant impact on our cost of sales. In recent years, the prices of fluorine, hydrofluoric acid, petroleum-based solvents and many of the other raw materials we use have fluctuated significantly. We expect raw material prices to continue to increase as the global economy recovers. In the event that raw material prices increase above certain levels, the continued production of our products may become uneconomical. Our inability to fully offset the effects of higher raw material costs or to obtain such raw materials on pricing and other terms satisfactory to us could have a material and adverse effect on our financial condition and results of operations.

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

We have limited insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. As of December 31, 2010, we carried approximately RMB891.7 million (US$135.1 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory and for employee injury and third-party liability for all of our operations. We also have a directors and officers, or D&O, insurance with US$10 million coverage. We do not have insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, other types of litigation or product liability. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our operating results and financial condition.

We face risks associated with the marketing and sale of our specialty chemicals internationally, and the failure to effectively manage these risks could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2008, 2009 and 2010, sales to customers outside of China represented approximately 48.7%, 55.8% and 51.0% of our sales, respectively. These figures include sales made to Japan, which constituted 36.1%, 51.0% and 60.4% of our sales made outside of China and 17.6%, 28.5% and 31.2% of our total sales in 2008, 2009 and 2010, respectively. The majority of our products sold to China-based trading companies, which we account for as domestic sales, are ultimately sold to end users in international markets such as Japan, the United States and Europe. We anticipate that revenues derived internationally will continue to be significant to our sales in the near future. The marketing and sale of our products in the international market expose us to a number of risks, including, among others, the following:

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

Furthermore, the geographic concentration of our sales in Japan heightens these risks with respect to that region. If any of these risks materialize with respect to Japan, or if economic conditions generally worsen there, or in the event of a natural disaster there, our results may be disproportionately affected and our business may be harmed and we may experience losses. In March 2011, Japan was struck by a 9.0-magnitude earthquake. Although the earthquake together with the resulting tsunami and radiation leak at the Fukushima nuclear power plant have not had an immediate direct impact on our operations, we cannot assure you that these events will not have any subsequent adverse effect on our industry. The extent of existing and potential future radiation release from the Fukushima nuclear power plant is still in flux and coupled with potential aftershocks from the earthquake, may result in future additional adverse effects on the operations of our customers. Our customers with facilities and operations in Japan or who have business dealings with Japan that have been affected by these events may suffer from a slowdown resulting in reduced demand for our services and we can make no assurances that our results of operations will not be adversely affected.

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

We compete against a number of Chinese specialty chemicals producers, such as WuXi PharmaTech Co., Ltd., Asymchem Laboratories Co., Ltd., Xi’an Ruilian Modern Electronic Chemicals Co., Ltd., Yantai Valiant Fine Chemicals Co., Ltd., and Zhejiang Yongtai Chemical Co., Ltd., and foreign specialty chemicals producers, such as Lonza Group Ltd., Evonik Degussa GmbH, Lanxess AG, Balchem Corporation, Rohm and Haas Company, and Sigma-Aldrich Corporation. We face competition based on a number of factors, including quality, timeliness, good manufacturing practices, depth of customer relationships, pricing, geography and ability to protect confidential information and intellectual property. Many of our competitors have longer operating histories, economies of scale, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, production, distribution, technical and other resources and experience than we do. Our competitors’ greater size in some cases provides them with greater pricing flexibility and a competitive advantage with respect to production costs due to greater economies of scale and their ability to purchase raw materials and utilities at lower prices. In addition, our competitors may be able to devote greater resources to the research and development of technologies, processes and products that are more effective than ours, and that may render our technologies, processes or products obsolete or uneconomical. They may also adapt more quickly to new or emerging technologies and changes in customer demand and requirements. In addition, new competitors or alliances among our competitors could emerge and rapidly acquire significant market share. Our failure to maintain a competitive position with respect to technological advances, adapt to changing market conditions or otherwise compete successfully with existing or new competitors could have a material and adverse effect on our business, financial condition and results of operations. In addition, as more Chinese and international chemical manufacturers continue to invest in China and take advantage of lower production and labor costs in China, we may face increasing pricing pressure and decreasing demand for our products and services as well as increasing competition for qualified personnel, which could have a material and adverse effect on our business, financial condition and results of operations.

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

Due to the nature of our business, we are at risk of business interruption due to the actions of third parties. For example, many of our vendors and subcontractors have operations that are also subject to environmental, health and safety risks associated with the use of hazardous materials. Some of our vendors and subcontractors are, or have been related parties to us, and have experienced environmental, health and safety incidents in the past that have impacted us, including an explosion at a third party facility that resulted in the death of one of our employees in 2007. In addition, we may be adversely impacted by incidents at unrelated facilities. For example, Jiangsu Wei Er was ordered to shut down following an accident at an unrelated facility located in the same industrial park while local authorities investigated the accident in 2008. Any future environmental, health and safety incidents affecting our vendors and subcontractors may result in significant regulatory actions, fines and other penalties, including restrictions, prohibitions or sanctions on their operations, and could impair their ability to perform their contracts with us or could otherwise subject us to liability, all of which could have a material adverse affect on our business, reputation, financial condition and results of operations. In addition, there can be no assurance that we will not be adversely affected by incidents at unrelated facilities. Furthermore, we currently do not carry any business disruption insurance coverage and any business disruption could cause us further harm.

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

Our future success depends substantially on the continuing service of our executive officers. In particular, we depend on the services of Dr. Jianhua Yang, our founder, chairman of our board of directors and chief executive officer, and other members of our senior management team. We do not currently maintain key employee life insurance for Dr. Yang or for any of our other employees. If one or more of our executive officers is unable or unwilling to continue serving in his or her present position, we may not be able to find a suitable replacement. As a result, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers.

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

As of the date of this annual report, we hold sixteen patents and have nineteen patent applications pending in China. We do not hold any patents and have not submitted any applications for any patents outside of China. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at reasonable costs or in a timely manner. Despite efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. Changes in either the patent laws or in interpretations of patent laws in China or other countries may diminish the value of our intellectual property. Accordingly, there is a risk that we will be unable to fully enforce our patents because we may not be able to claim protection for all the necessary components of our patents.

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

Our sales are currently denominated in U.S. dollars, Euros and Renminbi, and our costs and expenses are primarily denominated in Renminbi. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign-currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, the Japanese Yen, the Euro and the Renminbi, affect our net profit margins and result in foreign-currency-exchange gains and losses on the corresponding assets and liabilities. For example, we incurred a total net foreign currency loss of RMB4.8 million (US$0.7 million) in 2010 including a net foreign currency exchange loss of RMB3.2 million (US$0.5 million) recognized in our statement of income and a foreign currency translation adjustment of RMB1.6 million (USD$0.2 million) through other comprehensive income as a component of equity. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur material net foreign currency losses in the future.

In addition, the change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi against the U.S. dollar in the future. Because we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Consequently, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Dr. Jianhua Yang, our founder, chief executive officer and chairman of our board of directors, beneficially owns approximately 55.8% of our outstanding share capital as of the date of this annual report. As such, Dr. Jianhua Yang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might negatively impact the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our grant of employee share options, restricted shares or other share-based compensation and any future such grants could have an adverse effect on our net income.

We adopted our share incentive plan in 2008 and modified it in 2010. We have granted share options under this share incentive plan. We recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. We adopt a fair value-based method for measuring the compensation expense related to share-based compensation. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our share incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares that we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Current or worsening economic conditions could adversely impact our business.

Since early 2008, there has been a significant deterioration in the U.S. and global economy and thus liquidity has contracted significantly. In light of the recent European debt crisis, the global economy is still uncertain and may continue to deteriorate in the future. There were, and could be in the future, domino effects from such turmoil on our business. Like other players in the market, we face risks attendant to changes in consumer demand for products that incorporate our specialty chemicals, economic environments, changes in interest rates and instability in securities markets around the world, among other factors. In particular, the worsening economic climate had resulted in decreased industrial output and decreased consumer demand for products including consumer electronics, which beginning in early 2009 had resulted in decreased demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009. In addition, we had been unfavorably impacted by the decreased demand in the global agrochemical market beginning in the second half of 2009. In 2010, we saw a strong recovery in demand for our specialty chemicals used in the electronics market and some mild recovery in demand for our specialty chemicals used in the agrochemical market. But we cannot assure you that these resumed growths will continue in the near future as there are many other contingencies and the global economy may further deteriorate. Any systemic economic or financial crisis could cause revenues for our industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

Climate change, other environmental concerns and green initiatives present commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standards set for environmentally compliant products. If we are unable to offer such products, we may lose market share to our competitors.

Further, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase significantly if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant. For instance, our sales to the agrochemical end-market was negatively impacted by the bad weather pattern in the second half of 2009. For example, transportation suspension caused by extreme weather conditions could harm the delivery of our supplies and the distribution of our products. We cannot predict the economic impact, if any, of disasters or climate change.

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

We conduct all of our business through our consolidated subsidiaries incorporated in China. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of December 31, 2010, our PRC subsidiaries had allocated RMB85.8 million (US$13.0 million) to these reserves. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, the newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty, for dividend distributions out of earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the China-Hong Kong tax arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

The EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. According to the China- Hong Kong tax arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us through our Hong Kong subsidiary by our subsidiaries in China may be subject to the 5% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. According to the China-Hong Kong tax arrangement, dividends paid to enterprises incorporated in Hong Kong are subject to a withholding tax of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

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

In recent years, inflation in China has increased. According to the China Statistics Bureau, consumer price inflation in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Because we purchase raw materials from suppliers in China, this price inflation has increased the costs of the raw materials we must purchase for production. This trend risks counteracting the competitive advantage we enjoy as a result of the relatively lower production costs we incur from operating in China. If inflationary trends continue in China, China could lose its competitive advantage as a low-cost manufacturing venue, including with respect to our products, which could in turn lessen any competitive and reputational advantages we gain through China-based manufacturing. Accordingly, continuing or increasing inflation in China may weaken our competitiveness in our markets and have a material adverse effect on our business and results of operations.

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

Sales of our ADSs or common shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 2,163,190,740 ordinary shares outstanding, including 545,746,140 ordinary shares represented by 9,095,769 ADSs. Sales of our ordinary shares or ADSs held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, may have a negative effect on the market price of our ADSs.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is twenty-one days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Based on our financial statements, relevant market data and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2010, and we do not expect to be a PFIC in 2011 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets (which include cash) by (determined on a quarterly average) value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. We cannot assure you that we will not be a PFIC for 2011 or any future taxable year. For more information on PFICs, see “Item 10.E Additional Information—Taxation—United States Federal Income Taxation.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Chemspec International Limited. We are a holding company incorporated in the Cayman Islands on May 30, 2006 to facilitate investment by foreign financial investors and as part of our restructuring conducted in 2006. We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Island. Our current operations are conducted through our subsidiaries organized and located in the PRC. Our ADSs have been listed on the New York Stock Exchange under the symbol “CPC” since June 24, 2009. Our principal executive offices are located at No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China, and our telephone number at this address is (86) 21-6363-9090. Our registered office in the Cayman Islands is at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our website address is http://www.chemspec.com.cn. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, Fourth Floor, New York, New York 10017.

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

Shanghai ChemSpec Trading Co., Ltd., or Shanghai ChemSpec Trading, which was incorporated in June 1999 in the PRC as a wholly owned subsidiary of Shanghai ChemSpec Co., purchases raw materials and supplies from suppliers located in China for our core manufacturing business. In October 2007, we transferred all our interests in Shanghai ChemSpec Trading to a third party. In addition, we entered into a series of share transfer agreements to purchase 80% equity interests in Jiangsu Wei Er in January 2008. In March 2008, we acquired an additional 20% interest in Zhejiang Huajing Fluorochemical and Technology Company Limited, or Huajing Company, to increase our equity interest to 80%. Furthermore, we acquired the remaining 20% equity interest in Jiangsu Wei Er for cash consideration of RMB 41,000,000 on November 5, 2009 and 100% of the equity interest of Jiangsu Kangpeng Nong Hua Co., Ltd., or Kangpeng Nong Hua for cash consideration of RMB25,000,000 on November 9, 2009, respectively. On March 18, 2010, we also acquired the 8% minority equity interest of Binghai Kanjie Chemicals Co., Ltd., or Binhai Kangjie, from an independent third party for cash consideration of

RMB 2,800,000. As of the date of this annual report, we conduct substantially all of our operations through the following subsidiaries:

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

Going Private Transaction

On November 11, 2010, our board of directors received a proposal letter from Dr. Jianhua Yang, our founder, chief executive officer and chairman of our board of directors, to acquire all of our outstanding shares in a going private transaction. On March 21, 2011, we entered into a definitive agreement and plan of merger with Halogen Limited, an entity jointly owned by Dr. Jianhua Yang and an affiliate of Primavera Capital Management Ltd., or Primavera, and Halogen Mergersub Limited, or Merger Sub, a Cayman Islands exempted company wholly owned by Halogen Limited.

Under the terms of the merger agreement, each of our ordinary shares (including shares represented by ADSs, each of which represents 60 ordinary shares) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$0.135 (or US$8.10 per ADS) in cash without interest (less US$0.05 per ADS cancellation fees payable to the ADS depositary), except for the ordinary shares and ordinary shares represented by ADSs beneficially owned by Dr. Jianhua Yang, Mr. Yunlong Yuan and Mr. Weinian Qi which will be cancelled without receiving any consideration.

Our board of directors, acting upon the unanimous recommendation of the independent committee, which is composed solely of directors unrelated to any of Halogen Limited, Merger Sub, Primavera or any of our management members, approved the merger agreement and resolved to recommend that our shareholders vote to adopt the merger agreement. The independent committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

The merger contemplated by the merger agreement is subject to the adoption of the merger agreement by an affirmative vote of shareholders in accordance with Cayman Islands law and an affirmative vote of the majority of our disinterested shareholders that are present and voting in person or by proxy at a meeting of our shareholders, as well as certain other customary closing conditions. Dr. Jianhua Yang has agreed to vote to adopt the merger agreement. Standard Chartered Bank (Hong Kong) Limited, or SCB, Halogen Limited and Merger Sub have entered into a facility agreement pursuant to which SCB has agreed to provide financing for the transaction, subject to certain conditions. We will schedule a meeting of our shareholders for the purpose of voting on the adoption of the merger agreement. On May 3, 2011, we filed a going private transaction statement on Schedule 13E-3 which attaches as an exhibit a preliminary proxy statement that, subject to completion, will be used in connection with the extraordinary general meeting of our shareholders, which we currently expect to hold in the third quarter of 2011. If completed, the merger will, under Cayman Islands laws, result in us becoming a privately-held company and our ADSs would no longer be listed on the New York Stock Exchange. The Company, as the surviving company, will continue to do business under the name “Chemspec International Limited” following the merger and will be wholly owned by Halogen Limited.

Based on the number of ordinary shares expected to be outstanding on the share record date, approximately 460,325,150 ordinary shares owned by unaffiliated shareholders must be voted in favor of the proposal to adopt the merger agreement in order for the proposal to be approved, assuming all unaffiliated shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

B. Business Overview

We are a leading China-based contract manufacturer of highly engineered specialty chemicals.

We manufacture specialty chemicals, which are typically highly engineered chemicals used as building blocks in the manufacture of more advanced chemicals or to enhance the performance of the end products manufactured by our end users in various industries including electronics, pharmaceuticals and agrochemicals. In manufacturing specialty chemicals for our customers, we also provide process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into our end users’ own products, thereby enhancing the value of our customers’ end products. We believe that our highly experienced management and research and development capabilities, our ability to rapidly respond to new customer processing specifications and requirements, and our long-term cooperative relationships with our major customers distinguish us from many contract manufacturers of chemicals and that the need to develop some or all of these attributes to be competitive effectively creates barriers to entry into the fields in which we operate. With our six major flexible and responsive manufacturing facilities, we are equipped to produce specialty chemicals in both small batches for development stage projects and in large-scale amounts for commercialized projects, according to our customers needs. We refer to projects with sales of less than one metric ton per year, which typically indicates that they are still in a development or experimental stage, as “pipeline projects.” We refer to projects with sales of one metric ton per year or more as “commercialized projects.” We sell our specialty chemicals directly to end users that incorporate them into their products and to trading companies that then sell our products to final end users. We also assist certain of our long-term customers to source specialty chemicals from other producers in China. Since our establishment in 1996, we have developed a reputation for collaborating with our customers to develop and introduce more sophisticated design processes to produce specialty chemicals that meet their specific requirements. We believe that our strong research and development capabilities, efficient management of the manufacturing process and proven track record give us a competitive advantage over our competitors.

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

We increased total headcount from 1,585 employees at the end of 2009 to 1,794 at the end of 2010. We also diversified our customer base and built a solid foundation that will allow us to diversify our product mix from traditional chemical intermediates manufacturing into downstream Active Pharmaceutical Ingredients, or APIs, for the pharmaceutical industry and Active Ingredients, or AIs, for the agrochemical industry. We received technology grants from the PRC central and local governments for four out of our six major manufacturing subsidiaries. Grants totaled RMB7.5 million (US$1.1 million) in the year 2010, a strong recognition of our leading position in different technologies in many industrial fields in which we are actively involved. We also increased the number of approved patents from 11 at the end of 2009 to 15 at the end of 2010. We currently have 35 approved and pending approval patents.

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

The prices we charge for our products incorporate fees for our process development services, as we provide these services to customers who place orders for products or whom we expect will place orders for products based on our previous transactions with them.

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

Manufacturing Operations

We currently own and operate six major production facilities in China located in Shanghai, Jiangsu province and Zhejiang province. Each of our facilities has the flexibility to produce any of our specialty chemicals. We are in the process of expanding our manufacturing capacity. See “—Headquarters and Facilities.”

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

Our Customers

Our customers consist both of (i) trading companies that then sell our products to the actual end users and (ii) direct end users, which primarily include electronics, pharmaceutical and agrochemical companies. We had 106 customers in seven countries and Hong Kong in 2010. Our end users include many of the leading global companies in the pharmaceutical, agrochemical and electronics industries, including Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include several of the global top pharmaceutical companies and several of the global top agrochemical companies in the world, as measured by sales of those companies in 2010. The majority of our end users are based in Japan, the United States and Europe. Our production methods and facilities have been audited periodically by several major international pharmaceutical companies. To date, most of our customers have returned to us for additional and often larger volume and longer term projects. In accordance with industry practice, we sell substantially all of our products on a purchase-order basis and generally do not enter into long- term contracts.

The table below illustrates our growing customer base:

	As of December 31,
	2008	2009	2010
Top three customer concentration (% of sales)	65%	61%	65%
Total number of customers	71	107	106

In 2010, our top three customers accounted for approximately 65% of our sales. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues” and “—A payment failure by any of our large customers could significantly harm our cash flows and results of operations.”

Sales, Marketing and Distribution

As a contract manufacturer with long-term relationships with many of our customers, we focus on cultivating our existing relationships, enhancing communications with them and responding to their manufacturing needs.

We periodically visit our customers to receive feedback on product quality, discuss their requirements and expectations, and anticipate production requirements. We also rely upon referrals from existing customers to extend our customer base and participate in international product fairs and exhibitions in relevant industries to make new contacts and cultivate new customer relationships. We have close to fifteen employees involved in sales and marketing, many of whom have technical expertise and industry knowledge.

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

The raw materials that we purchased from our top five suppliers accounted for 35%, 26% and 36% of our total cost of revenues in 2008, 2009 and 2010, respectively, representing 20%, 16% and 22%, respectively, of our sales in those years.

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

Research and Development

We believe that in order to maintain and enhance our margins and remain competitive, we must continually invest in research and development, product and process improvements and specialized customer services. Through research and development, we seek to introduce more highly engineered, higher-end specialty chemicals and more efficient and cost-effective manufacturing processes. We emphasize a customer-driven approach in developing new and improved processes and providing superior customer service through our technical staff that are directly responsive and relevant to our customers’ needs. Furthermore, through regular direct contact with our key customers and end users of our products, our research and development personnel accumulate relevant expertise and can better anticipate our customers’ and their end users’ requirements in planning research and development projects.

Our research and development activities are based in our headquarters in Shanghai. As of March 31, 2011, our research and development team included 101 research scientists and technicians, 16 and 22 of whom have received Ph.D. and M.S. degrees, respectively, in chemistry, engineering and other related sciences. Our research and development facilities include a broad range of synthesis and testing equipment to help us develop new processes to produce the products which our customers desire. Our research and development efforts focus on improving the quality of our products, decreasing the manufacturing time and time-to-market required for products and lowering manufacturing costs. We completed the construction of a new and state-of-art research and development center in Shanghai in October 2009. The facility will be able to support up to 350 research scientists and will enhance our ability to develop new processes and assist customers in research and development.

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

We spent RMB27.5 million, and RMB30.9 million and RMB65.7 million (US$10.0 million) on research and development in 2008, 2009 and 2010, respectively.

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

Due to the rapid pace of change in our products as a result of constant changes in the requirements of our customers or the companies that use our products, we pursue only a limited number of patents. As of the date of this annual report, we had 16 patents granted by, and 19 patent applications pending before, the State Intellectual Property Office of the PRC, or SIPO. The majority of these patents and patent applications relate to process patents.

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

Competition

We compete with a variety of companies, including large global chemical companies and small specialty chemicals companies, in the specialty chemicals market. We believe the principal factors that determine competition in our industry include process development and innovation capabilities, quality of product, speed of production and rapid time-to-market manufacturing, ability to produce a wide range of products according to users’ individual technical specifications while maintaining low costs and price. We primarily compete with other specialty chemicals manufacturers, such as Lonza Group Ltd., Evonik Degussa GmbH, Lanxess AG, Balchem Corporation, Rohm and Haas Company, and Sigma-Aldrich Corporation, as well as some Chinese manufacturers, such as WuXi PharmaTech Co., Ltd., Asymchem Laboratories Co., Ltd., Xi’an Ruilian Modern Electronic Chemicals Co., Ltd., Yantai Valiant Fine Chemicals Co., Ltd. and Zhejiang Yongtai Chemical Co., Ltd. Most foreign competitors are large chemical companies with manufacturing facilities located both in their own countries as well as in lower cost manufacturing sites, including China. China-based competitors are generally small chemical companies.

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

Headquarters and Facilities

We built and moved into our headquarter office in October 2009. Our principal headquarters are located at No. 200, Wu Wei Road, Putuo District, Shanghai, PRC. The majority of our senior management team, administrative staff and research and development employees began to work in the new office buildings since October 2009. We currently own and operate six major manufacturing facilities in the eastern coastal region of China. The following table sets forth the area and manufacturing capacity of each facility as of December 31, 2010:

Facility	Site area (sq. ft.)	Reactor volume (liters)	Number of workshops	Location	Products produced
Taixing ChemSpec	358,811	220,000	7	Taixing, Jiangsu province	Full range of products
Shanghai Wan Su	700,474	277,000	13	Fengxian District, Shanghai	Full range of products
Huajing Company	244,865	186,000	6	Quzhou, Zhejiang province	Specialty chemicals used in electronics and pharmaceutical applications
Jiangsu Wei Er	7,169,797	823,500	13	Xiangshui, Jiangsu province	Specialty chemicals used in agrochemical
Binhai Kangjie	1,125,457	626,300	4	Binhai, Jiangsu province	Full range of products
Quzhou Kangpeng	595,626	169,000	4	Quzhou, Zhejiang province	Specialty chemicals used in electronics

As of December 31, 2010, we had aggregate reactor volume of 2.3 million liters.

Insurance

As of December 31, 2010, we carried approximately RMB891.7 million (US$135.1 million) of insurance coverage, which includes coverage for certain of our property, plant and equipment and inventory, and for employee injury and third-party liability for all of our operations. We also have a D&O insurance with US$10 million coverage. We do not have insurance coverage on our other assets, other types of litigations or product liability. We do not maintain business interruption insurance. We believe our coverage and insured limits are customary for similar companies in our industry in China. In addition, we carry medical, third-party liability and unemployment insurance for our employees in compliance with applicable regulations.

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

Regulation on Work Safety

Our operating activities involve hazardous materials. We are subject to a variety of governmental regulations related to work safety. The major PRC regulations related to work safety applicable to us include Production Safety Law, Regulation on Work Safety Licenses and Regulation on the Safety Administration of Hazardous Chemicals.

Work Safety Law

The Production Safety Law, or PSL, was promulgated for implementation as of November 1, 2002, and amended according to Decision of the Standing Committee of the National People’s Congress on Amending Some Laws which took effect on August 27, 2009. The PSL is applicable to the work safety for entities engaging in production and business operation activities within the PRC. Such entities must comply with the PSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety, ensure conditions for safe production, and ensure safety in production.

The PSL and other provisions of the relevant laws and regulations create a system for affixing responsibility for work safety accidents and holding liable those found to be responsible for work safety accidents. Entities engaged in the production, operation and storage of hazardous substances, (i) should be subject to the examination and approval as well as the supervision and administration of relevant administrative departments, according to the provisions of relevant laws and regulations, national standards or industrial standards; (ii) must have archived files for substantial hazardous sources, make regular checks, appraisals, supervisions and controls, make emergency plans, and inform employees and other relevant people of the emergency measures that should be taken under emergency circumstances; (iii) must report, according to the relevant provisions of the state, the substantial hazardous sources and the corresponding safety measures and emergency measures to the administrative department and other relevant departments of the local people’s government in charge of the supervision and administration of work safety for archiving purposes; and (iv) must have exits in the sites of production and the dormitories of the employees which meet the requirements for emergency dispersal of people, have eye-catching marks and be clear of obstructions. It shall be prohibited to close or obstruct the exits of the sites of production and business operation and the dormitories of the employees.

Regulation on Work Safety Licenses

The Regulation on Work Safety Licenses, or RWSL, was promulgated by the State Council on January 13, 2004 and came into force on the same date. According to the RWSL, an enterprise engaging in the production of hazardous chemicals, or the Enterprise, must apply for a work safety license before production.

To obtain a work safety license, the Enterprise must satisfy certain work safety conditions, which mainly include: (i) establishing and improving a system for work safety, and formulating a complete set of work safety rules; (ii) investing in safety satisfying applicable work safety requirements; (iii) establishing administrative entities for work safety and installing full-time work safety administrative personnel; (iv) the principal of the enterprise and the work safety administrative personnel who have passed the appraisal conducted by the competent authority; (v) ensuring that special personnel have passed the appraisal conducted by the competent authority, and have obtained qualification certificates for special operations; (vi) ensuring employees have gone through work safety education and training; (vii) ensuring payment for the employment injury insurance for the employees in accordance with the relevant laws, regulations, standards and rules; (viii) ensuring premises, work sites, safety facilities, equipment and technology meet the requirements of the relevant work safety laws, regulations, standards and rules; (viiii) providing employees with labor protection articles which are up to the national standards or standards of the industrial sector concerned; (x) having the appraising of work safety in accordance with the relevant laws, regulations, standards and rules; (xi) establishing emergency rescue plans for accidents; (xii) appointing entities or personnel specializing in emergency rescue, and providing necessary emergency rescue materials and equipment; and (xiii) satisfying other conditions from relevant laws, regulations, standards and rules.

The valid period for a work safety license is three years. If a work safety license needs to be extended upon its expiration, the Enterprise shall go through the extension procedures three months prior to such expiration with the administrative department from which the license is issued.

Regulation on Safety Administration of Hazardous Chemicals

The Regulation on Safety Administration of Hazardous Chemicals was promulgated by the State Council on January 26, 2002, and took effect on March 15, 2002. This regulation sets forth general requirements for the production and operation of certain chemicals that are considered dangerous and listed in the Hazardous Chemicals Catalog, which shall be formulated and adjusted from time to time by The State Administration of Work Safety of the PRC, or the SAWS, and other relevant state government authorities. The Regulation on Safety Administration of Hazardous Chemicals was further supplemented and elaborated by subsequent regulations and rules. Under PRC law, the production, storage, usage, operation, transportation of chemicals in the Hazardous Chemicals Catalog and the industrial use of such chemicals require specific regulatory approval, licenses and permits. In addition, in order to strengthen the supervision and regulation of the safe operation and production of chemicals in the Hazardous Chemicals Catalog, on October 8, 2002, the Commerce and Trade Committee of the PRC issued the Measures for the Administration of Registration of Hazardous Chemicals, according to which the enterprises should, within six months of the publication of the Hazardous Chemicals Catalog, complete registration for the production and storage of hazardous chemicals. On the same date, the Commerce and Trade Committee of the PRC also issued Measures for the Administration of Operating Licenses for Hazardous Chemicals, according to which, Operation License is required for the operation and sale of hazardous chemicals. Both of the two administration rules took effect on November 15, 2002. Pursuant to these regulations, the producers of chemicals in the Hazardous Chemicals Catalog will need to meet certain production safety requirements and pass a safety inspection conducted by the relevant government authorities. In addition, such producers will need to obtain the relevant work safety license prior to production.

Under the Regulations on the Administration of Precursor Chemicals which was issued by the State Council on August 26, 2005 and took effect on November 1, 2005, enterprise that produce precursor chemicals of the third catalog are required to register with county-level branches of the SAWS within 30 days from when the enterprise set out its operation with precursor chemicals of the third catalog. Operation enterprises that apply for purchasing the precursor chemicals which can be used as major materials for drug production shall submit certain certificates, including the business license and the certification of legal use and demand, and shall obtain the purchase license upon the examination and approval of the supervisory and administrative department of food and drugs of the people’s government of the province, autonomous region or municipality directly under the Central Government, or the public security organ of the people’s government of the province, autonomous region or municipality directly under the Central Government where the applicant is located.

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

Compulsory Licensing

Under the PRC Patent Law, where the patent holder fails to utilize a patent technology without reason after the expiration of three years from the grant date of the patent and four years from the date of the patent application being filed, or where the patent holder has been legally identified as having engaged in monopolistic behavior by utilizing the certain patent, an interested party which is qualified to utilize a patented technology, but fails to obtain the license from the patent holder on reasonable terms and in a reasonable period of time, is entitled to apply to the State Intellectual Property Office (SIPO) for a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs, where the public interest so requires, or where a registered invention is substantially superior to a prior invention in connection with technology that has a notable economic significance and the application of the later invention relies on the application of the prior invention.

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

Foreign Exchange Regulation

See “Item 10. Additional Information—D. Exchange Controls.”

Dividend Distribution Regulation

The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, Implementation Rules of Wholly Foreign Owned Enterprise Law (1990), as amended in 2001, Chinese-Foreign Joint Venture Law (1979), as amended in 2001, and Implementation Regulation of Chinese-Foreign Joint Venture Law (1983), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs, joint venture enterprise and domestic companies, is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends. Furthermore, each of our WFOEs and joint venture enterprise in China is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare, employment injury insurance and bonus funds, which may not be distributed as cash dividends.

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

Overview

We are a leading China-based contract manufacturer of highly engineered specialty chemicals. We have established a loyal base of customers and end users who purchase or use our products and have returned to us with requests for new products. The end users of our products purchase them either directly from us or through chemical trading companies. In 2008, 2009 and 2010, we sold products for 50, 59 and 68 commercialized projects and 65, 72 and 84 pipeline projects to a total of 71, 107 and 106 customers, respectively. Our end users include Central Glass Co., Ltd., Chisso Corporation, Eli Lilly and Company, Lonza Group Ltd. and Merck KGaA. Our end users also include several of the top global pharmaceutical companies and several of the top global agrochemical companies in the world, as measured by sales in 2010.

Our business, especially the chemicals used in the electronics end-market, recovered in 2010 from the global financial crisis. The total sales in 2010 passed the milestone of RMB1 billion. This is a testimony of our relentless effort in the year to expand our business development and strengthen the relationship with our customers, especially after the downturn of 2009. We will continue to take certain measures to ensure a stable growth of our business. These measures include:

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

To address manufacturing constraints, we have been constructing new manufacturing facilities in order to position ourselves to take on all projects requested by our customers. In 2010, we spent RMB244.1 million (US$37.0 million) in capital expenditures to expand our R&D and production facilities and reduce bottlenecks that have impeded growth, at times, in the past. Total reactor volume increased from 2.0 million liters at the end of 2009 to 2.3 million liters at the end of 2010. Additional reactors will be installed after the completion of the current phase of expansion in 2011. Currently, we own and operate six major production facilities in China. See “Item 4. Information on the Company—B. Business Overview—Headquarters and Facilities.” Our manufacturing facilities provide the flexibility to produce any of the specialty chemicals we manufacture in varying quantities, as the volume of our individual reactors range from 50 liters to 10,000 liters.

We increased total headcount from 1,585 employees at the end of 2009 to 1,794 at the end of 2010. We received technology grants from the PRC central and local governments and the grants totaled RMB7.5 million (US$1.1 million) in the year 2010—a strong recognition of our leading position in different technologies in many industrial fields in which we are actively involved. We also increased the number of approved patents from 11 by the end of 2009 to 16 by the end of March, 2011. We currently have 35 approved and pending approval patents.

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

In 2010, we substantially completed our share repurchase plan announced on September 22, 2010. The total funds used in the share repurchase plan were RMB11.0 million (US$1.6 million).

We had sales of RMB942.5 million, RMB820.3 million and RMB1,082.0 million (US$163.9 million) and net income attributable to our shareholders of RMB312.4 million, RMB172.4 million and RMB225.5 million (US$34.2 million) in 2008, 2009 and 2010, respectively.

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

Global Economic Conditions

Global economic conditions affect our sales. The global financial crisis and economic recession in previous two years contributed to the failure of key businesses, declines in consumer wealth estimated in the trillions of U.S. dollars, substantial financial commitments incurred by governments, and a significant decline in economic activity. Faced with one of the most challenging years in our history, our sales were largely affected in 2009. Significant decreases in demand for consumer electronics, beginning in the second half of 2008 brought on by the global economic downturn resulted in decreases in demand for our specialty chemicals used in the manufacture of TFT-LCDs in 2009. In addition, significant decreases in demand for agrochemicals beginning in the second half of 2009 resulted in decreases in demand for our specialty chemicals used in the agrochemical market in the second half of 2009. Mild recovery in demand for such products began in the first half of 2010. The recovery of the global economic conditions greatly attributed to our strong sales in 2010. The 2010 financial results reflected a strong upswing in demand in our end markets, particularly in the electronics sector where our highly engineered specialty chemical products are used.

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

The largest percentage of our sales has historically been derived from end users in the electronics industry. The majority of these sales have been driven by increases in demand for TFT-LCD units into which our products are incorporated. We estimate that approximately 46% to 53%, 45% to 52% and 62% to 69% of our sales in 2008, 2009 and 2010, respectively, were derived from specialty chemicals sold to or used by end users in the electronics industry. Increases in the average screen size of TFT-LCDs sold and a shift in the orders of our customers towards production of higher-value-added components for liquid crystal formulations for larger LCD televisions drove increases in our sales.

The demand in the TFT-LCD electronics industry started to strongly recover in the first quarter of 2010 and the momentum lasted into the third quarter of 2010. The sales gradually slowed down in the fourth quarter of 2010 due to the seasonally weaker demand in the end-market.

Historically, the second largest percentage of our sales has been derived from end users in the pharmaceutical industry. We estimate that approximately 21% to 28%, 29% to 36% and 20% to 27% of our sales in 2008, 2009 and 2010, respectively, were derived from specialty chemicals sold to or used by end users in the pharmaceutical industry.

Historically the smallest source of sales of our products has been derived from the agrochemicals industry. We estimate that approximately 10% to 17%, 10% to 17% and 14% to 21% of our sales in 2008, 2009 and 2010, respectively, were derived from specialty chemicals sold to or used by end users in the agrochemicals industry.

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

Dependence on a limited number of customers

We depend on a small group of customers for a substantial portion of our sales. In aggregate, our top three customers accounted for 65%, 61% and 65% of our total sales in 2008, 2009 and 2010, respectively. Our single largest customer accounted for 35%, 24% and 33% of our total sales in 2008, 2009 and 2010, respectively. We are increasing the level of our collaboration with major customers with whom we have long-standing relationships to produce increasingly more complex and higher value-added products, including specialty chemicals for electronics, pharmaceuticals and agrochemicals. In addition, our sales are currently concentrated among customers who use our products in a limited number of end users. In particular, many of our large customers historically have been companies or suppliers for companies that use our products in the manufacture of TFT-LCDs.

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

On the other hand, our relentless efforts to expand our customer base in the pharmaceutical and agrochemical business fields has been gradually paying us off as we have successfully established good communications with several global agrochemical leaders and biopharmaceutical players, started initial quality validation processes with them and even started some sample productions for them, including our first contract manufacturing of an Active Pharmaceutical Ingredient, or API, under Current Good Manufacturing Practice, or cGMP, condition for a new phase I stage drug of a biopharmaceutical company in the first quarter of 2010, and projects including Investigational New Drug, or IND enabling studies. Our state-of-the-art GMP facility has been fully operating under the ICH Q7 guideline and has been audited by several clients.

Geographic Concentration of Sales

We sell our products to trading companies, as well as directly to end users. When we make sales to trading companies, it is not always possible to determine the final country where our products are used by the end user. However, our sales have historically been concentrated in a limited number of countries, most notably Japan and Germany, where a significant portion of the end users of our products are located. As a result of this geographic concentration, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic, political or natural conditions, particularly conditions, changes and regulatory measures in Japan and Germany. For additional information regarding our geographic concentration of sales, see Note 18 of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 included elsewhere in this annual report.

Product Mix

The mix of our products also affects our sales. In 2006 and 2007, when we were already operating near our full manufacturing capacity, we were required to choose which projects to pursue and which orders to accept. Producing a greater percentage of highly-engineered and newly-developed products will generally result in higher sales because these products usually command higher average selling prices. In 2008, Jiangsu Wei Er also contributed to an adjustment in our product mix through its production and sales of large volumes of products with lower average selling prices. We expect to gradually migrate Jiangsu Wei Er’s product mix over time towards more highly engineered products with higher average selling prices to converge with our overall product mix. In 2009, the demand for specialty chemicals used in the production of TFT-LCDs and agrochemicals decreased in line with the global economic slowdown. In 2010, the demand in the TFT-LCD end-market recovered since the first quarter of 2010, which contributed to the growth of total sales. As a result, the evolution of our product mix has affected our sales and will affect our sales for the foreseeable future.

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

Cost of sales

Our total cost of sales amounted to RMB548.5 million, RMB495.6 million and RMB664.8 million (US$100.7 million) in 2008, 2009 and 2010, respectively. The following table sets forth our cost of sales by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
	(in thousands, except percentages)
Total Sales:	942,487	100.00%	820,295	100.00%	1,082,031	163.944	100.00%
Cost of Sales	(548,543)	58.20%	(495,584)	60.42%	(664,791)	(100,726)	61.44%

Gross profit	393,944	41.80%	324,711	39.58%	417,240	63,218	38.56%

Our cost of sales consists primarily of raw material costs, including solvents, initial building blocks and catalysts. The primary raw materials used in our manufacturing process include various petrochemical-based initial building blocks, fluorine and hydrofluoric acid, benzene, potassium fluoride and palladium or activated carbon catalysts. We purchase raw materials in various states of production, and, in some instances, our raw material costs include outsourcing costs payable to third-party manufacturers. Our cost of sales also includes utility costs, direct labor costs, material consumption in overhead, depreciation and other overhead.

We expect our cost of sales, including our raw materials costs, to increase significantly in absolute terms as our manufacturing business expands and as prices for fluorine-based materials continue to exhibit an upward trend, and the labor cost in China continues to increase, offset in part by (i) improvements in our manufacturing processes that reduce the raw materials consumed in production, (ii) economies of scale derived from better bargaining power and (iii) volume discounts associated with larger purchases. We expect cost of sales as a percentage of sales to fluctuate in the near future as a result of a change in our product mix. While we expect raw material costs to increase in the future, we believe that the increase will be partially offset by our continued refinement of our manufacturing processes, which focus around using less raw materials and manufacturing more efficiently.

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

Our cost of sales also includes that portion of the value added tax, or VAT, we are required to pay after taking into account any refunds we receive. In general, VAT at a rate of 17.0% is assessed on our sales outside of the PRC, less any deductible VAT already paid or borne by the taxpayer. Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods in China are generally required to pay the VAT. When we export goods, we are entitled to a portion or all of the refund of VAT that we have already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT. Pursuant to recent changes in policy, on average, the refund rate we are entitled to receive is between 9% and 13%.

Gross profit and gross profit margin

Changes in our gross profit and margin from period to period are primarily driven by pricing conditions, product mix, volume of sales, raw material costs, labor cost, exchange rate variations and the stage in the life cycle of the projects. Our gross profit and margin can also be affected by temporary market trends. For instance, we enjoyed enhanced gross margins from 2005 to 2007 in large part because of exceptional demand for specialty chemicals used in the electronics industry, as that sector experienced strong global growth during those periods. Our gross margin gradually decreased from 2008 to 2010 because of the shift in product mix and the price adjustment of certain products. We expect we may also face some gross profit margin compression due to the following: (i) our average selling price has generally been decreasing due to renegotiations in pricing terms with our customers once a product reaches a certain scale of production, (ii) our raw material costs are expected to continue to increase as the global economy recovers, (iii) anticipated appreciation of the Renminbi relative to the U.S. dollar, which would have a negative impact on our gross margins as much of our sales are denominated in U.S. dollars while much of our costs are denominated in Renminbi, (iv) increasing labor costs, and (v) fluctuations in the volume of sales of purchased goods we make, as these sales are generally made on a cost-plus basis and, accordingly, generally have lower gross margins than our commercialized and pipeline products. Starting in February 2008, after we acquired Jiangsu Wei Er and substantially entered into the agrochemical business, the decreasing trend in the average selling price of our products was attributable to the volume of products with lower average selling price produced by Jiangsu Wei Er in the agrochemical market. We expect to offset the pressure on our gross profit margin to a certain extent by focusing our product range on higher-value-added specialty chemicals involving greater process design and process development expertise, which allows these products to command higher prices. In addition, we expect our continued research and development efforts to further improve our manufacturing process to use less raw materials and manufacture more efficiently, which will help us partially improve on our gross profit margin.

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses and other operating expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total sales for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	RMB	% of Total Sales	RMB	% of Total Sales	RMB	US$	% of Total Sales
	(in thousands, except percentages)
Total Sales:	942,487	100.00%	820,295	100.00%	1,082,031	163,944	100.00%
Gross profit	393,944	41.80%	324,711	39.58%	417,240	63,218	38.56%
Operating expenses:
Selling expenses	(11,898)	(1.26)%	(11,245)	(1.37)%	(11,130)	(1,686)	(1.03)%
General and administrative expenses	(58,947)	(6.25)%	(69,871)	(8.52)%	(77,768)	(11,783)	(7.19)%
Research and development expenses	(27,483)	(2.92)%	(30,913)	(3.77)%	(65,679)	(9,951)	(6.07)%
Other operating expenses	(2,188)	(0.23)%	(7,145)	(0.87)%	(2,736)	(415)	(0.25)%

Total operating expenses	(100,516)	(10.66)%	(119,174)	(14.53)%	(157,313)	(23,835)	(14.54)%

Selling expenses

Selling expenses accounted for 1.3%, 1.4% and 1.0% of our total sales in 2008, 2009 and 2010, respectively. Our selling expenses consist primarily of freight, delivery and packing costs of our products to either the port of Shanghai or the customer’s designated destination, shipping insurance, local taxes and customs fees, and other miscellaneous items. We ship our products either by sea or by air depending on our customer’s requirements and certain of our contracts require us to pay freight and shipping costs. Freight and shipping costs accounted for 72.8%, 53.6% and 73.1% of our selling expenses in 2008, 2009 and 2010, respectively. The increase in shipping costs as a percentage of sales and in absolute terms in 2010 was largely the result of more products were delivered by flight and higher cost of transportation compared with 2009. We expect that our selling expenses will increase in absolute amount and remain relatively stable as a percentage of sales due to the fact that most of these selling expenses, such as shipping costs, are related to the volume of our sales.

General and administrative expenses

General and administrative expenses accounted for 6.3%, 8.5% and 7.2% of our total sales in 2008, 2009 and 2010, respectively. General and administrative expenses consist primarily of salary and benefits for our management and administrative personnel (including share-based compensation), office expenses, traveling and entertainment expenses, insurance premiums, depreciation on the headquarters, computers and other office equipment, consulting and auditing fees, and other administrative costs and expenses. Beginning in 2008, general and administrative expenses also include an allocation of our share-based compensation charges with regard to management and administrative staff. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

We expect our general and administrative expenses to increase in an absolute term as our business expands in 2011. In addition, as the Company is in the process of a going private transaction, professional service fees to the legal counsels and the financial advisor and other associated fees will be incurred in 2011. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

Research and development expenses

Research and development expenses accounted for 2.9%, 3.8% and 6.1% of our total sales in 2008, 2009 and 2010, respectively. Research and development expenses consist primarily of (i) the cost of raw materials and equipment used in conducting research, experimentation and product and process development, (ii) salaries and associated benefits paid to employees involved in conducting research and development activities (including share-based compensation), and (iii) depreciation associated with the facilities and equipment used in connection with our research and development activities.

We expect to devote more efforts to research and development in the future and expand into more advanced specialty chemicals that require sophisticated engineering and process development to produce. We have built a new research and development center in Shanghai and moved in the facility in the fourth quarter of 2009. Our research and development expenses included depreciation of this facility during 2010. We expect that our continued efforts to improve our research and development activities and processes will help us further reduce internal test failure rates and achieve greater efficiency in raw material usage during research and development processes. In addition, we anticipate that by continuing to focus on our core fluorinated specialty chemicals and technologies and by leveraging them to selectively expand into new business areas, we may control research and development expenses as a percentage of our total sales.

Other operating expenses

Other operating expenses accounted for 0.2%, 0.9% and 0.3% of our total sales for 2008, 2009 and 2010, respectively. Other operating expenses consist primarily of loss on disposal of property, plant and equipment and miscellaneous costs and expenses.

Other operating income

Other operating income accounted for 0.1%, 0.1% and 0.2% of our total sales for 2008, 2009 and 2010, respectively. Other operating income in 2008, 2009 and 2010 consisted primarily of rental income from the lease of plant and equipment.

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

Interest expense

Interest expense consists of interest expense associated with finance costs for loans. We had short-term bank borrowings of RMB65.0 million as of December 31, 2008, long-term bank borrowings of RMB10.0 million as of December 31, 2009 and short-term bank borrowings of RMB20.0 million (US$3.0 million) and long-term bank borrowings, current portion, of RMB5.0 million (US$0.8million) as of December 31, 2010. These borrowings are secured by credit facility, our properties and land use rights or by our consolidated subsidiaries. The secured short-term bank borrowings and long-term bank borrowings, current portion, as of December 31, 2008 and 2010 bore weighted average interest rates 7.984% and 5.274% per year, respectively. All short-term bank borrowings and long-term bank borrowings, current portion, mature at various dates within one year. The secured long-term bank borrowings as December 31, 2009 bore weighted average interest rate of 5.751%

Share-based compensation

On January 1, 2008, we adopted our 2008 share incentive plan, which was modified on May 7, 2010, to provide additional incentives to our employees. As of December 31, 2010, there were outstanding unconditional options to purchase 37,324,760 of our ordinary shares and no outstanding conditional options. The amount of compensation cost recognized for these share options was RMB15.5 million and RMB2.4 million for 2008, respectively, RMB15.4 million and RMB15,000 for 2009, and RMB1.5 million (US$0.2 million) and nil for 2010, respectively. We allocate share-based compensation expense to selling, general and administrative, and research and development expenses based on the shares each recipient received and the job responsibility of each recipient.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income tax.

British Virgin Islands

Under the current laws of the British Virgin Islands, we are not subject to income tax. In addition, upon any payment of dividends by us, no British Virgin Islands withholding tax is imposed.

Hong Kong

We did not have any assessable profits subject to the Hong Kong Profits Tax during the years ended December 31, 2008, 2009 and 2010.

People’s Republic of China

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”). The new EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty, for dividend distributions out of earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the China-Hong Kong tax arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

Our subsidiaries in China are also subject to business tax and related surcharges by various local tax authorities at a rate of 5.0% on revenues generated from providing services. In addition, our subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007. Shanghai Qi Yue was subject to a preferential tax rate of 15% because it is registered and operating in the Pudong New Area in Shanghai. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were subject to a preferential tax rate of 27% as a result of their conversion into foreign-owned enterprises in 2006. Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su are entitled to an exemption from the enterprise income tax for the first two years and a 50% reduction in the enterprise income tax in the subsequent three years, starting from its first profit-making year from PRC income tax perspective.

The statutory income tax rate under the new EIT law is 25%. The new EIT law was effective as of January 1, 2008. The new EIT law and its relevant regulations provide a 5-year transition period from its effective date for those companies which were entitled to a preferential lower tax rate under the then effective tax laws and regulations, as well as grandfathering certain tax holidays. Shanghai Qi Yue was subject to income tax at 18%, 20% and 22% for 2008, 2009 and 2010, respectively, and will be subject to income tax at 24% and 25% for 2011 and 2012, respectively. Some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments and holidays granted by the local government authorities for wholly foreign-invested enterprises and enterprises that operate in special geographic locations in China that offer tax incentives. The following table illustrates the tax benefits for our principal operating subsidiaries:

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

Depreciation and amortization

Our long-lived assets primarily include property, plant and equipment. We depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge on the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There were no significant changes in estimates for the useful lives or salvage values of our long-lived assets for the years ended December 31, 2008, 2009 and 2010.

Impairment of long-lived assets

We group our long-lived assets for impairment testing at the lowest level for which there are identifiable cash flows that are largely independent of other asset groups. Our approach in evaluating whether an asset group has identifiable cash flows that are largely independent of the cash flows of other asset groups focuses on the degree to which the Company’s total cash flows (inflows and outflows) depend on the activities of one or more other asset groups of the Company.

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Among other considerations, we consider the following factors:

•	the asset group’s ability to continue to generate income from operations and positive cash flow in future periods;

•	loss of customers due to the deterioration of specialty chemical industry conditions;

•	negative operating cash flows of the asset group;

•	increased competition;

•	a significant decrease in market price of the asset group;

•	a significant adverse change in the extent or manner in which it is being used or in its physical condition;

•	an accumulation of costs significantly in excess of the amount originally expected for its acquisition or construction; and

•	a current expectation that it is more-likely-than-not that the asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We assess recoverability of our asset groups by comparing the carrying amount of our asset groups to the estimated undiscounted future cash flows expected to be generated. In determining estimates of future cash flows, we make significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of the asset groups exceed the sum of its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset groups exceed their fair value. We determine the fair value of our asset groups through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

For the years ended December 31, 2008, 2009 and 2010, there were no impairment charges recognized on our long-lived assets.”

Inventory

At the beginning of every year, the management determines the appropriate level of inventories to maintain on the basis of annual production and operating plans, financial budgets and market conditions.

Our inventories are stated at the lower of cost or market. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity. We routinely evaluate the realizability of our inventories in light of market conditions and record write-downs against the cost of inventories. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contract of finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors.

Write-down of finished goods were RMB1.1 million, RMB14.7 million and RMB7.3 million (US$1.1 million) during the years ended December 31, 2008, 2009 and 2010, respectively, which are included in cost of sales. Due to the extremely difficult market situation in 2009, we recorded a provision of RMB 14.7 million to write down our obsolete finished goods. These inventories were related to the pre-production of certain of our products that can be used in producing agrochemical products on purchase orders that were subsequently cancelled or indefinitely postponed by our customers because of the deterioration in market conditions. We do not consider our raw materials to be subject to inventory write-down as they are general chemical materials that could be utilized in producing a wide range of our products that can be sold above cost.

Our average inventory turnover period increased from 117 days in 2008 to 176 days in 2009 and to 211 days in 2010. The increase in 2009 was primarily due to the reduced sales in 2009 as a result of the global economic recession and the year-end inventory increase as a result of the change in product mix caused by strong orders for our products used in the electronics chemical industry. The further increase in 2010 was due to a rise in the production and sales of more complex products, primarily for the electronics end-market.

Allowance for Doubtful Receivables

We maintain allowances for doubtful receivables for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history and current credit-worthiness and current economic trends. We wrote off nil, nil and RMB0.5 million in customer receivables in 2008, 2009 and 2010, respectively, while recording a reversal of allowance of RMB0.2 million, and RMB 0.1 million in 2008 and 2010, respectively, and recorded bad debt expenses of RMB0.1 million in 2009.

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

Share-based compensation

On January 1, 2008, we adopted our 2008 share incentive plan, or the plan, which was modified in May 2010, to provide additional incentives to our employees. The plan provides for the grant of options, restricted shares, and restricted share units. The plan authorizes grants to purchase up to 180,000,000 of our ordinary shares. Stock options granted become exercisable over four years. We expect to issue new shares to satisfy share option exercises. Under the plan, we granted 13,555,000 unconditional share option awards and 13,555,000 conditional share option awards on January 1, 2008 and 22,700,000 unconditional share option awards and 900,000 conditional share option awards on June 30, 2008 to several of our executives and employees.

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

On May 7, 2010, our board of directors approved the grant of an aggregate of 24,497,500 unconditional share options. On the same date, we granted 12,277,500 unconditional share options in exchange for the 12,277,500 conditional share options previously granted under the plan, or the Modification. In addition, on the same date, we granted 12,220,000 share options to executives and employees who did not participate in the plan.

The Modification was treated as an exchange of the original conditional share option awards for the unconditional share option awards at the date of the Modification. There was no significant difference between fair value of the new unconditional share option awards and that of the original conditional option awards immediately before the Modification.

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

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions relating to cost of capital, general market and macroeconomic conditions, industry trends, share price volatility of comparable companies, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements. For the purpose of determining the estimated fair value of share options we have already granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions. Prior and subsequent to our IPO, since we did not have a trading history at the time the options were issued, and due to lack of sufficient historical trading record, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry. The estimated fair value of our ordinary shares on the date of grant prior IPO was determined based on valuation on our ordinary shares also performed by Jones Lang LaSalle Sallmanns Limited, or Sallmanns, an independent appraiser. Sallmanns determined the fair value of the ordinary shares using the income approach by applying appropriate discount rate to future free cash flows that are based on financial projections developed by the Company. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the grant date.

The fair value of each option granted was appraised on the date of grant using the lattice option-pricing model incorporating assumptions with regard to risk-free interest rate, dividend yield, expected term and expected volatility.

A summary of share option activity under unconditional share options awards during 2008, 2009 and 2010 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2008	35,622,500	RMB0.55
Outstanding as of December 31, 2009	35,497,500	RMB0.55
Outstanding as of December 31, 2010	37,324,760	RMB0.55	8.57 years	RMB10,100,000
Fully vested as of December 31, 2010	11,302,260	RMB0.55	8.14 years	RMB3,457,000
Exercisable as of December 31, 2010	11,302,260	RMB0.55	8.14 years	RMB3,457,000

The weighted-average grant-date fair value of unconditional share option awards granted during each of the year ended December 31, 2008 and 2010 was RMB 1.24 and RMB 0.52 (US$0.08) per share. During the years ended December 31, 2008 and 2009, no options were exercised and during the year ended December 31, 2010, 11,670,240 shares were exercised. As of December 31, 2010, there was a total unrecognized compensation cost of RMB6.7 million (US$1.0 million) related to non-vested share options under unconditional share options awards. This cost is expected to be recognized over the next 3.5 years.

A summary of share option activity under conditional share option awards during 2008, 2009 and 2010 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2008	13,652,500	RMB1.50
Outstanding as of December 31, 2009	13,527,500	RMB0.67
Outstanding as of December 31, 2010	—	—	—	—
Fully vested as of December 31, 2010	—	—	—	—
Exercisable as of December 31, 2010	—	—	—	—

The weighted-average fair value of conditional share options awards as of December 31, 2009 granted during 2008 was RMB0.73 per share option. During the years ended December 31, 2008, 2009 and 2010, no options were exercised. As of December 31, 2010, there was no unrecognized compensation cost. The conditional share option awards were cancelled on May 7, 2010.

Based on grants outstanding at December 31, 2010, and assuming no change in the estimated forfeiture rates, our total share-based compensation expenses for future periods in respect of the equity awards that we have granted to date is expected to be as follows:

	2011	2012	2013 and Beyond
	(in thousands of RMB)
Estimated impact for unconditional share options awards	4,355	1,498	896
Estimated impact for conditional share options awards	—	—	—

Total	4,355	1,498	896

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

If the going private transaction described in “Item 4. Information on the Company – A. History and Development of the Company – Going Private Transaction” is completed, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company in the merger. At the effective time of the merger, the surviving company will make to each holder of outstanding vested options to purchase shares under our 2008 share incentive plan an unconditional and irrevocable offer which, if accepted by such holder, will result in such vested options being cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time, a cash payment equal to the number of shares underlying such option immediately prior to the effective time multiplied by the amount by which US$0.1350 exceeds the exercise price per share of such vested option, without interest and less any applicable withholding taxes.

At the effective time of the merger, the surviving company will make to each holder of outstanding unvested options to purchase shares under the share incentive plan an unconditional and irrevocable offer which, if accepted by such holder, will result in such unvested options being cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time, a restricted cash award in the amount equal to the number of shares underlying such option multiplied by the amount by which US$0.1350 exceeds the exercise price per share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferrable. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash awards will be delivered to the holder of such restricted cash award, without interest and less any applicable withholding taxes.

A. Operating Results

The following table sets forth our consolidated operating income information as a percentage of our total sales for the periods described:

	Year Ended December 31,
	2008	2009	2010
	(percentage of total sales)
Sales	100.0	100.0	100.0
Cost of sales	(58.2)	(60.4)	(61.4)

Operating expenses:
Selling expenses	(1.3)	(1.4)	(1.0)
General and administrative expenses	(6.3)	(8.5)	(7.2)
Research and development expenses	(2.9)	(3.8)	(6.1)
Other operating expenses	(0.2)	(0.9)	(0.3)
Other operating income	0.1	0.1	0.2
Government grants	0.0	0.1	0.5

Income from operations	31.2	25.2	24.6
Other income (expenses):
Interest income	0.2	0.3	0.2
Interest expense	(0.3)	(0.3)	0.0
Foreign currency exchange loss, net	(1.0)	(0.2)	(0.3)
Equity in loss of an affiliate	—	(0.0)	(0.0)
Other income	0.0	0.1	0.0

Earnings before income taxes	30.1	25.1	24.5
Income tax benefit (expense)	3.4	(3.5)	(3.6)

Net income	33.5	21.6	20.9
Net income attributable to noncontrolling interests	(0.5)	(0.6)	(0.1)

Net income attributable to the Company	33.0	21.0	20.8

Year Ended December 31, 2010 compared to year ended December 31, 2009

Sales. Our sales increased by 31.9% from RMB820.3 million in 2009 to RMB1,082.0 million (US$163.9 million) in 2010, which reflected (i) an increase in sales generated from commercialized projects from RMB697.4 million in 2009 to RMB979.0 million (US$148.3 million) in 2010; (ii) a decrease in sales generated from pipeline projects from RMB96.4 million in 2009 to RMB86.4 million (US$13.0 million) in 2010; and (iii) a decrease in sales of purchased goods from RMB26.5 million in 2009 to RMB16.7 million (US$2.5 million) in 2010. Our increase in sales during the year was largely due to the upswing in the demand from our end markets, primarily as a recovery of the global financial crisis.

Cost of sales. Our cost of sales increased by 34.1% from RMB495.6 million in 2009 to RMB664.8 million (US$100.7 million) in 2010 due primarily to increased sales.

Gross profit. As a result of the foregoing, our gross profit increased 28.5% from RMB324.7 million in 2009 to RMB417.2 million (US$63.2 million) in 2010, while our overall gross profit margin decreased from 39.6% to 38.6%, respectively. The decrease in overall gross margin was primarily a result of (i) the shift in product mix, and (ii) reduced price in certain products.

Operating expenses. Our operating expenses increased 32.0% from RMB119.2 million in 2009 to RMB157.3 million (US$23.8 million) in 2010. This increase was primarily due to higher depreciation expenses associated with our new headquarters and research and development buildings, and consulting expenses associated with Sarbanes–Oxley (SOX) compliance and audit fees.

•	Selling. Selling expenses decreased 1.0% from RMB11.2 million in 2009 to RMB11.1 million (US$1.7 million) in 2010.

•

General and Administrative. General and administrative expenses increased 11.3% from RMB69.9 million in 2009 to RMB77.8 million (US$11.8 million) in 2010 primarily due to an increase in depreciation expenses associated with the new office building completed in 2009 and fees relating to the SOX compliance consulting work.

•

Research and Development. Research and development expenses increased by 112.5% from RMB30.9 million in 2009 to RMB65.7 million (US$10.0 million) in 2010. We attribute the increase in our research and development expenses to the increase of material consumption expenses from RMB4.6 million in 2009 to RMB24.5 million in 2010 that were related to an increase of the active R&D projects to meet the anticipated demand from our customers and the increase in personnel cost from RMB20.2 million in 2009 to RMB28.7 million in 2010.

•

Other Operating Expenses. Other operating expenses decreased from RMB7.1 million in 2009 to RMB2.7 million (US$0.4 million) in 2010 due primarily to the decrease in disposal of the fixed assets in 2010.

Other operating income. We had other operating income of RMB1.6 million (US$0.2 million) in 2010 resulting from income from leases of plant and equipment.

Government grants. The government grants recognized as income increased from RMB1.0 million in 2009 to RMB5.2 million (US$0.8 million) in 2010.

Income from operations. As a result of the foregoing, we generated income from operations of RMB266.7 million (US$40.4 million) in 2010, representing an increase of 28.6% as compared to RMB207.5 million of income from operations in 2009.

Interest income. Our interest income decreased from RMB2.3 million 2009 to RMB2.0 million (US$0.3 million) in 2010 because our average cash on deposit in interest-bearing saving accounts decreased in 2010.

Interest expense. Our interest expense decreased from RMB2.1 million in 2009 to RMB80, 000 (US$12,000) in 2010, because the average borrowing balance decreased in 2010.

Foreign currency exchange loss, net. Our net foreign currency exchange loss increased from RMB2.0 million in 2009 to RMB3.2 million (US$0.5 million) in 2010 because the RMB appreciated against the U.S. dollar, as a large percentage of our sales were denominated in U.S. dollars during this period.

Other income. We had other income of RMB519,000 and RMB400,000 (US$61,000) in 2009 and 2010, respectively.

Earnings before income taxes. Earnings before income taxes increase by 28.8% from RMB206.0 million in 2009 to RMB265.2 million (US$40.2 million) in 2010.

Income tax expense. Our income tax expense was RMB39.0 million (US$5.9 million) for 2010, as compared with RMB28.8 million for 2009. The PRC statutory tax rate for 2010 and 2009 was 25%. The effective tax rate of 14.7% in 2010 was mainly due to the effect of a tax holiday amounting to RMB35.5 million which reduced our effective tax rate by 13.4%, partially offset by the effect of tax rate differential expenses on PRC operations amounting to RMB4 million which increased our effective tax rate by 1.5%.The effective tax rate of 14.0% in 2009 was mainly due to the effect of a tax holiday amounting to RMB26.0 million which reduced our effective tax rate by 12.6%.

Net income. As a result of the foregoing, we had net income of RMB226.2 million (US$34.3 million) in 2010, compared to net income of RMB177.2 million in 2009, an increase of 27.7%.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests amounted to RMB4.7 million and RMB685,000 (US$104,000) in 2009 and 2010, respectively, attributable to (i) 20% ownership interest in Huajing Company, which was held by Mr. Xuhua Ren; (ii) the 48.3% ownership interest in Kangpeng Nong Hua through November 2009, which was held by Mr. Zhiyan Shen, Ms. Yunfen Fan, Dr. Yunhong Tang and Kang Qi Investment Company, or Kang Qi, respectively; (iii) the 20% ownership interest in Jiangsu Wei Er through November 2009, which was held by Mr. Zhiyan Shen and Ms. Yunfen Fan; and (iv) the 8% ownership interest in Binhai Kangjie through March 2011, which was held by Mr. Yunxiang Wang.

Net income attributable to the Company. As a result of the foregoing, we had net income attributable to the Company of RMB225.5 million (US$34.2 million) in 2010, compared to RMB172.4 million 2009, an increase of 30.8%.

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales. Our sales decreased by 13.0% from RMB942.5 million in 2008 to RMB820.3 million in 2009, which reflected (i) a decrease in sales generated from commercialized projects from RMB801.5 million in 2008 to RMB697.4 million in 2009; (ii) an increase in sales generated from pipeline projects from RMB59.2 million in 2008 to RMB96.4 million in 2009; and (iii) a decrease in sales of purchased goods from RMB81.8 million in 2008 to RMB26.5 million in 2009. Our decrease in sales during the year was due largely to weak demand in our end markets, primarily as a result of the global financial crisis.

Cost of sales. Our cost of sales decreased by 9.7% from RMB548.5 million in 2008 to RMB495.6 million in 2009 due primarily to reduced sales in electronic chemicals in 2009, particularly in the first quarter, and reduced sales in agrochemicals in the third and fourth quarters of 2009 caused by the extremely difficult market situation in 2009, partially offset by a provision of RMB 14.7 million to write down the value of some of our obsolete inventories at the end of 2009.

Gross profit. As a result of the foregoing, our gross profit decreased 17.6% from RMB393.9 million in 2008 to RMB324.7 million in 2009, while our overall gross profit margin decreased from 41.8% to 39.6%, respectively. The decrease in overall gross margin was primarily a result of (i) reduced sales in electronic chemicals in 2009 and (ii) reduced sales and gross margin for our agrochemical products due to severe competition caused by the global economic slowdown.

Operating expenses. Our operating expenses increased 18.6% from RMB100.5 million in 2008 to RMB119.2 million in 2009. This increase was primarily due to higher personnel salaries for experienced senior level employees, higher depreciation expenses associated with the construction of our new headquarters and research and development buildings, and other consulting and audit fees associated with being a publicly-listed company.

•	Selling. Selling expenses decreased 5.5% from RMB11.9 million in 2008 to RMB11.2 million in 2009 due primarily to a decrease in sales of products for which we bear shipping costs.

•

General and Administrative. General and administrative expenses increased 18.5% from RMB58.9 million in 2008 to RMB69.9 million in 2009 primarily due to an increase in the size of our administrative staff to support the growth of our operations, an increase in depreciation expenses associated with the new office building completed in 2009, and fees relating to the SOX compliance consulting work. In addition, in 2009, we recognized a share-based compensation expense of RMB11.8 million related to general and administrative expenses in connection with grants made under our 2008 share incentive plan.

•

Research and Development. Research and development expenses increased by 12.5% from RMB27.5 million in 2008 to RMB30.9 million in 2009. We attribute the increase in our research and development expenses to an increase in personnel expenses of RMB4.8 million, as a result of the expansion of our research and development staff, offset in part by a decrease in the raw materials used in our research and development activities from RMB7.3 million in 2008 to RMB4.6 million in 2009. We were able to reduce the amount of raw materials used in research and development activities because of reduced internal test failure rates when conducting experiments.

•	Other Operating Expenses. Other operating expenses increased from RMB2.2 million in 2008 to RMB7.1 million in 2009 due primarily to disposal of fixed assets in 2009.

Other operating income. We had other operating income of RMB1.0 million in 2009 resulting from income from leases of plant and equipment.

Government grants. The government grants recognized as income increased from RMB50,000 in 2008 to RMB1.0 million in 2009.

Income from operations. As a result of the foregoing, we generated income from operations of RMB207.5 million in 2009, representing a decrease of 29.6% as compared to RMB294.5 million of income from operations in 2008.

Interest income. Our interest income increased from RMB2.1 million in 2008 to RMB2.3 million in 2009 because our total cash on deposit in interest-bearing saving accounts and the relevant interest rates increased between these periods.

Interest expense. Our interest expense decreased from RMB2.7 million in 2008 to RMB2.1 million in 2009, due to (i) a decrease in bank borrowings outstanding from RMB65.0 million as of December 31, 2008 to RMB10.0 million as of December 31, 2009 and (ii) a decrease in the weighted average interest rate of our bank borrowings in 2009.

Foreign currency exchange loss, net. Our net foreign currency exchange loss decreased significantly from RMB9.5 million in 2008 to RMB2.0 million in 2009 because starting from mid 2008 our sales were no longer denominated in Euro and we were not subject to the exchange risk of the Euro against the U.S. dollar.

Other income. We had other income of RMB82,000 and RMB519,000 (US$76,000) in 2008 and 2009, respectively.

Earnings before income taxes. Earnings before income taxes decreased by 27.6% from RMB284.4 million in 2008 to RMB206.0 million in 2009.

Income tax benefit (expense). Our income tax expense was RMB28.8 million for 2009, as compared with an income tax benefit of RMB32.2 million for 2008. The PRC statutory tax rate for 2009 and 2008 was 25%. Our income tax expense in 2009 was reduced by effect of a tax holiday amounting to RMB26.0 million which reduced our effective tax rate by 12.6%. In addition, PRC dividend withholding tax was only accrued for certain undistributed earnings of our PRC subsidiaries as we plan to indefinitely reinvest a portion of the undistributed earnings in the PRC. These attributed to an overall effective tax rate of 14.0% in 2009. The effective tax benefit rate of 11.3% in 2008 was mainly due to (i) a reinvestment tax refund of RMB16.3 million; (ii) an income tax refund of RMB42.5 million; and (iii) effect of a tax holiday amounting to RMB61.9 million which reduced our effective tax rate by 5.7%, 14.9% and 21.8%, respectively. In addition, the new PRC corporate income tax law imposed dividend withholding tax on earnings generated since January 1, 2008, which increased our 2008 income tax expense by RMB13.9 million and the related tax effect was 4.9%.

Net income. As a result of the foregoing, we had net income of RMB177.2 million in 2009, compared to net income of RMB316.7 million in 2008, a decrease of 44.0%.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests amounted to RMB4.3 million and RMB4.7 million in 2008 and 2009, respectively, attributable to (i) the 40% ownership interest in Huajing Company before April 2008 and the 20% ownership interest after then, which was held by Mr. Xuhua Ren; (ii) the 48.3% ownership interest in Kangpeng Nong Hua from October 2008 through November 2009, which was held by Mr. Zhiyan Shen, Ms. Yunfen Fan, Dr. Yunhong Tang and Kang Qi, respectively; (iii) the 20% ownership interest in Jiangsu Wei Er from February 2008 through November 2009, which was held by Mr. Zhiyan Shen and Ms. Yunfen Fan; and (iv) the 8% ownership interest in Binhai Kangjie, which was held by Mr. Yunxiang Wang.

Net income attributable to the Company. As a result of the foregoing, we had net income attributable to the Company of RMB172.4 million in 2009, compared to RMB312.4 million in 2008, a decrease of 44.8%.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash generated from our operations. Historically, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. As of December 31, 2010, we had approximately RMB98.7 million (US$15.0 million) in cash. Our cash generally consists of cash on hand and demand deposits. We require cash to fund our ongoing business needs, particularly salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and manufacturing activities, the purchase of equipment for our manufacturing facilities and expenditures related to the expansion of our manufacturing and research and development facilities. As of December 31, 2010, we had approximately RMB25 million (US$3.8 million) in short-term bank borrowings and long-term bank borrowing, current portion, with a weighted average interest rate of 5.27% per annum. The amount of unused credit facilities available associated with bank borrowings as of December 31, 2010 amounted to RMB75.0 million (US$11.4 million). Our short-term bank borrowings and long-term bank borrowings, current portion, are due in 2011. These facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. We have traditionally negotiated the renewal of facilities shortly before they mature although, no assurance can be made that we will be able to continue successfully re-negotiate the renewal of these facilities in the future. As of December 31, 2010, we had no long-term bank borrowings.

Cash decreased from RMB351.1 million as of December 31, 2009 to RMB98.7 million (US$15.0 million) as of December 31, 2010. The net cash outflow was primarily due to cash paid for capital expenditures of approximately RMB241.2 million (US$36.5 million) in 2010.

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

We expect to continue to generate positive operating cash flow in 2011. During 2010, we generated net cash from operating activities which supported part of the investing and financing activities. For the year 2011, the Company expects to incur no more than RMB200 million in capital expenditures pursuant to the going private transaction merger agreement that was filed with SEC on March 21, 2011. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”. Based on current credit conditions in China and preliminary discussions with our local banks, we do not believe we will encounter any problems in increasing our borrowings if the need arises.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Cash	RMB 180,6022	RMB351,097	RMB 98,719	USD 14,957
Net cash provided by operating activities	289,746	209,252	96,162	14.570
Net cash used in investing activities	(112,175)	(257,893)	(254,677)	(38,587)
Net cash provided by (used in) financing activities	(54,190)	219,082	92,563	(14,025)

Operating Activities

Net cash provided by operating activities decreased from RMB209.3 million for the year ended December 31, 2009 to RMB96.2 million (US$14.6 million) in 2010. This decrease was the result of an increase in cash payment for building-up of inventory at the year-end due to strong orders for our products used in production of electronics chemicals, as our products in this field are technically highly complex and involve a long in-house production cycle.

Net cash provided by operating activities decreased from RMB289.7 million for the year ended December 31, 2008 to RMB209.3 million for the year ended December 31, 2009. This decrease was the result of (i) an increase in cash payment for build-up of inventory at the year-end due to strong orders for our products used in production of electronics chemicals to be delivered in the first quarter of 2010, as our products in this field are technically highly complex and involve a long in-house production cycle; (ii) a decrease in cash collected from our customers due to the reduced sales, especially in the fourth quarter of 2009; and (iii) an increase in cash payment for operating expenses due to the expansion of our business.

Investing Activities

Net cash used in investing activities amounted to RMB112.2 million, RMB257.9 million and RMB254.7 million (US$38.6 million) in 2008, 2009 and 2010, respectively. Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. These capital expenditure cash outflows were RMB127.8 million in 2008, RMB227.7 million in 2009 and RMB241.2 million (US$36.5 million) in 2010. In addition, we made payments of RMB17.5 million, RMB4.0 million and RMB4.5 million (US$0.7 million) for land use rights in 2008, 2009 and 2010, respectively, in connection with securing the land for construction of our new facilities. We expect to incur no more than RMB200 million in capital expenditures in 2011 pursuant to the going private transaction merger agreement that was filed with SEC on March 21, 2011. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

Financing Activities

Net cash used in financing activities amounted to RMB54.2 million and RMB92.6 million (US$14.0 million) in 2008 and 2010 respectively, and net cash provided by financing activities amounted to RMB219.1 million in 2009. Cash used in financing activities primarily consists of dividends paid to shareholders, repayment of bank loans, acquisition of additional equity interest in subsidiary, repurchase of ordinary shares from the open market and repayment of borrowings from related parties,. Cash provided from financing activities primarily consists of proceeds from bank loans, proceeds from borrowings from related parties, and proceeds of approximately RMB389.0 million (US$57.0 million) from our initial public offering in June 2009. We did not declare any dividends in 2008. One of our subsidiaries made a cash distribution of RMB 2.5 million to our noncontrolling interest holders in June 2009. On March 7, 2010, we declared the 2009 dividend of US$0.003 per ordinary share (US$0.18 per ADS) to shareholders of record as of March 31, 2010 with payment date of April 21, 2010. We do not expect to declare or pay any further dividends prior to the proposed merger which would result in us becoming a privately-held company, and under the terms of the going private transaction merger agreement, are prohibited from doing so without Halogen Limited’s prior written approval. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with (i) purchases of property, plant and equipment and construction of our head office, research and development center and production facilities, (ii) investment in equipment, technology and operating systems, and (iii) capitalized interest. Our capital expenditures were RMB163.1 million, RMB342.7 million and RMB244.1 million (US$37.0 million) in 2008, 2009 and 2010, respectively. Our primary planned capital expenditures for 2011 are for expansion of our manufacturing capacity in China, maintenance of our existing facilities, and enhancement of our research and development capabilities in China. See “Item 4. Information on the Company—B. Business Overview—Headquarters and Facilities.” We expect to incur no more than RMB200 million in capital expenditures in 2011 pursuant to the going private transaction merger agreement that was filed with SEC on March 21, 2011. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

Inventories and Receivables

Inventories and receivables are two principal components of our working capital, particularly during periods when sales increase. Accordingly, control of inventories and receivables are key aspects of our operations.

Our average inventory turnover period increased from 117 days in 2008 to 176 days in 2009 and to 211 days in 2010. The increase in 2009 was primarily due to the reduced sales in 2009 as a result of the global economic recession and the year-end inventory increase as a result of the change in product mix caused by strong orders for our products used in the electronics chemical industry. The further increase in 2010 was due to a rise in the production and sales of more complex products, primarily for the electronics end-market.

We sell to our principal customers on an open account basis, allowing credit terms of between 30 and 120 days, with most payments made within 90 days. The average collection days for our accounts receivable was 35 days in 2008, 56 days in 2009 and 37 days in 2010. The increase of the average collection days in 2009 was mainly due to the difficult global economic condition which caused the payment patterns of some of our customers to change. With the recovery of global business environment in 2010, the payment pattern came back to the 2008 level. Bad debt expense accounted for less than 1% of our sales in each of 2008, 2009 and 2010.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest on borrowings, as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(RMB in millions)
Capital commitments	42.0	42.0	—	—	—
Operating lease commitments	0.4	0.3	0.1	—	—
Short-term bank borrowings	20.0	20.0	—	—	—
Long-term bank borrowings, current portion	5.0	5.0	—	—	—

Total	67.4	67.3	0.1	—	—

As of December 31, 2010, we had capital commitments of RMB42.0 million (US$6.4 million). We attribute the increase in capital commitments to the construction of new facilities and expansion of our existing facilities.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/ Title
Jianhua Yang(1)	57	Chairman of the Board of Directors; Chief Executive Officer
Zixin Wang(2)	33	Director, Vice President
Qian Zhao(3)	43	Director
Hai Mi(4)	44	Director
Kevin Wu(5)	55	Director
Zuowei Xie(6)	47	Director
Jinhua (Jim) Chen	49	Vice President
Yuelie Lu	53	Vice President
Yunlong Yuan	37	Vice President

(1)	Jianhua Yang is also chairman of our compensation committee.
(2)	Zixin Wang is also a member of our compensation committee.
(3)	Qian Zhao is an independent director.
(4)	Hai Mi is an independent director, chairman of our audit committee and a member of our corporate governance and nominating committee.
(5)	Kevin Wu is an independent director, a member of our audit committee and a member of our corporate governance and nominating committee.
(6)	Zuowei Xie is an independent director, a member of our audit committee, the chairman of our corporate governance and nominating committee and a member of compensation committee.

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

Mr. Zixin Wang has served as a vice president of Chemspec, responsible for finance, administration and human resources, since 2007. From 2006 to 2007, he was the financial controller of Shanghai Chemspec. Prior to joining us, Mr. Wang served as a project manager of Shanghai Boning Finance Advisory Limited, where he was responsible for advising on offshore initial public offerings of Chinese companies and investment activities in China of foreign companies. Mr. Wang received a master’s degree in accounting in 2004 and a bachelor’s degree in international accounting in 2001, both from Shanghai Jiaotong University.

Mr. Qian Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao is a lawyer by training and is admitted to practice law in both China and New York. Mr. Zhao co-founded Haiwen & Partners in 1992, a corporate finance law firm in China and previously worked as an attorney at Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Zhao is currently a director and member of the audit committee of Trina Solar Limited and SouFun Holdings Limited, both of which are NYSE-listed companies, and CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao received a J.D. degree from the New York University School of Law in 1998 and an LL.B degree from University of International Business & Economics, Beijing, in 1990.

Dr. Hai Mi has a range of experience in his professional career in the pharmaceutical and related industries. From 2005 to 2009, Dr. Mi was a senior director of strategic planning and vice president of corporate communications at WuXi PharmaTech in Shanghai. From 2003 to 2004, Dr. Mi served as an independent consultant to Pfizer Inc. in New York, and from 1999 to 2001, he worked as a research scientist at Pfizer in Ann Arbor, Michigan. His other experience included serving as a general manager, financial advisor and business development consultant for biotech companies. Dr. Mi obtained a Ph.D. in organic chemistry from New York University in 1999, an MBA with a concentration in finance and strategic management from The University of Chicago Booth School of Business in 2003 and a B.S. in material science from Fudan University in Shanghai in 1989.

Dr. Kevin Wu currently serves as the commercial director of the emulsion division of Celanese Company, or Celanese, in the Asia Pacific region. Dr. Wu helped establish the emulsion division of Celanese in the region. Prior to joining Celanese in 2007, Dr. Wu spent 14 years at Rohm and Haas, where he served in various capacities at multiple locations around Asia and North America, including the general manager of the adhesives and sealants division in the Asia Pacific region; the general manager of the microelectronics division in Greater China (Mainland China, Taiwan and Hong Kong); and the general manager of Rohm and Haas Electronic Materials Company in Shanghai, China. Dr. Wu served on the board of directors at Rohm and Haas China Holding Company Ltd. from 2002 to 2007 and at Toyo Morton Company in Japan, which was a joint venture between Rohm and Haas and Toyo Ink, from 2002 to 2005. He was also a member of the graduate advisors committee for materials science at Rutgers University in 1999 and served as the chairman of the ceramic process branch of the U.S. Ceramic Society in 1995. Dr. Wu obtained a Ph.D. in chemistry from Columbia University in New York in 1991, an MBA. in marketing from Temple University in Philadelphia in 1999 and a B.S. from Peking University in Beijing, China in 1982. Dr. Wu also holds several U.S. and international patents.

Dr. Zuowei Xie is the associate dean of the faculty of science and the chair professor in the department of chemistry at The Chinese University of Hong Kong, where he started his career in 1995. During this period, he received the Croucher Award from the Croucher Foundation (Hong Kong) in 2003, and the State Natural Science Award from the State Commission on Science and Technology of China in 1997 and 2008. Dr. Xie obtained a Ph.D. in 1990 through a collaborative program between Shanghai Institute of Organic Chemistry, Shanghai, China and Technische Universität Berlin, Berlin, Germany. He obtained a B.S. degree in 1983 from Hangzhou University, Hangzhou, Zhejiang Province, China.

Dr. Jinhua (Jim) Chen became vice president of Chemspec in June 2008 and is responsible for marketing. He joined Chemspec in June 2008. Prior to being the vice president of marketing, he was a director (and then a vice president) of research and development at Chemspec. Prior to joining us, Mr. Chen served as an associate research investigator in the global pharmaceutical research and development division at Abbott Laboratories in Chicago, Illinois, USA, where he participated in the research and launch of the drugs Ritonavir and Lopinavir. Mr. Chen was also an American Chemical Society Industrial Innovation Award winner. He holds a Ph.D. in organometallic chemistry from the University of New Brunswick in Canada and a B.S. in organic chemistry from Xiamen University in the People’s Republic of China.

Dr. Yuelie Lu became vice president of Chemspec in June 2009 and is responsible for marketing. Mr. Lu has extensive experience in pharmaceutical chemical process research and development, project management, and CMC management. Prior to joining us, he served as an associate director of chemical development at Lexicon Pharmaceuticals in New Jersey, USA and a principle scientist at Amgen Inc. in California, USA. Mr. Lu holds a Ph.D. from Purdue University and a B.S. and M.S. from the University of Science & Technology of China.

Mr. Yunlong Yuan has been vice president of Chemspec since July 2008 and is responsible for overseeing technology transfer, quality assurance and repurchasing. From 1998 to 2007, he was a director of research and development for Shanghai ChemSpec and was responsible for the research and development activities of Shanghai ChemSpec jointly with Dr. Tang. Mr. Yuan has more than 10 years of experience in fluorinated specialty chemicals. Prior to joining our company, he served as a technician with Nanjing Chemical Industrial (Group) Co., Ltd. Mr. Yuan graduated from the chemistry department of East China University of Science and Technology majoring in industrial catalysis in 1996.

The address of our directors and executive officers is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.

B. Compensation

Cash Compensation

In 2010, the aggregate cash compensation to our executive officers, including all the directors, was RMB5.4 million (US$0.8 million). For options granted to officers and directors, see “—2008 Share Incentive Plan.”

2008 Share Incentive Plan

We have adopted our 2008 share incentive plan, as modified in 2010, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2008 share incentive plan provides for the grant of options, restricted shares, and restricted share units, collectively referred to as “awards.” Our board of directors has authorized the issuance of up to 180,000,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan.

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

Our board of directors has granted options to participants in our 2008 share incentive plan. As of December 31, 2010, the following grants of options to our directors, officers and employees were outstanding:

•	grants of options to purchase 35,622,500 and 24,497,500 of our ordinary shares in 2008 and 2010, respectively, at an exercise price of RMB0.55 per share with a vesting schedule of four years.

129,290,000 ordinary shares are available for future issuance upon the exercise of future grants under our 2008 share incentive plan. The following table summarizes, as of December 31, 2010, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated:

Name	Number of ordinary shares to be issued upon exercise of options	Exercise price per ordinary share	Date of grant	Date of expiration
		(in RMB)
Zixin Wang	*	0.55	January 1, 2008	December 31, 2017
Jinhua (Jim) Chen	*	0.55	June 30, 2008	June 29, 2018

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

C. Board Practices

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Dr. Hai Mi, Dr. Kevin Wu and Dr. Zuowei Xie. Each of them satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual, or Section 303A, and Rule 10A-3 promulgated under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Dr. Mi is the chairman of our audit committee and meets the definition of an audit committee “financial expert” as set forth under Item 401(h) of Regulation S-K. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Dr. Jianhua Yang, Mr. Zixin Wang and Dr. Zuowei Xie. Dr. Zuowei Xie is an “independent director” within the definition set forth in Section 303A of the NYSE Listed

Company Manual. Dr. Jianhua Yang is the chairman of our compensation committee. As two of the directors on our compensation committee are not independent, we are relying on home country practice pursuant to the NYSE Listed Company Manual Section 303A.00 in lieu of the requirements of Section 303A.05 relating to our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Zuowei Xie, Dr. Kevin Wu and Dr. Hai Mi. All of them are “independent directors” within the definition set forth in Section 303A. Dr. Zuowei Xie is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

We had 1,171, 1,585 and 1794 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2010:

	As of December 31, 2010
	Employees	Percentage of Total
Research & Development	103	5.7%
Management and Administration	348	19.4%
Production	1,328	74.1%
Sales and Marketing	15	0.8%

Total	1,794	100.0%

Certain of our employees at our headquarters and our Shanghai Wan Su facility are unionized, but we do not have collective bargaining agreements with these employees. We believe that we have good working relationships with our employees and the unions that represent them, and we have operated without a labor work stoppage since we commenced operations.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by each of our directors and executive officers, each of our directors and executive officers as a group, and each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jianhua Yang(3)	1,206,990,441	55.8
Yunlong Yuan (4)	21,330,000	1.0
Qian Zhao	—	—
Hai Mi	—	—
Kevin Wu	—	—
Zuowei Xie	—	—
Jinhua (Jim) Chen(5)	*	*
Zixin Wang(6)	*	*
Yuelie Lu	—	—
All directors and executive officers as a group	1,228,320,441	56.8

Principal Shareholders:
Wise Lion Limited/Jianhua Yang	1,206,990,441	55.8
David Yunhung Tang(7)	213,300,000	9.9
J.P. Morgan Trust Company of Delaware, as Trustee of the Tang Family 2006 Irrevocable Trust(8)	89,100,000	4.1
Solar Stone Limited(9)	35,550,000	1.6
Prosper Advance Management Limited (10)	21,330,000	1.0
Summer Lake Development Limited(11)	14,220,000	0.7

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities and outstanding share options exercisable within 60 days of this annual report.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. The percentage of beneficial ownership of each listed person is based on 2,163,190,740 ordinary shares outstanding as of December 31, 2010, and includes the ordinary shares underlying share options exercisable by such person within 60 days of this annual report.
(3)	Includes 1,202,724,441 ordinary shares and 71,100 ADSs representing 7,266,000 ordinary shares held by Wise Lion Limited, a limited liability company organized under the laws of the British Virgin Islands. Dr. Jianhua Yang is the sole director of Wise Lion Limited, which is owned by Sanbrook Holdings Limited, a Bahamian company. Sanbrook Holdings is in turn wholly owned by Credit Suisse Trust Limited as trustee of the JH Yang Family Trust, which is a revocable trust constituted under the laws of Singapore with Dr. Jianhua Yang as settlor and Dr. Jianhua Yang’s family members as beneficiaries. The business address of Dr. Jianhua Yang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China. Dr. Jianhua Yang is the sole director of Wise Lion Limited, and our founder, chairman and chief executive officer.

(4)	Includes 21,330,000 ordinary shares held by Prosper Advance Management Limited, a limited liability company organized under the laws of the British Virgin Islands, of which Mr. Yunlong Yuan is the sole shareholder and director. Mr. Yunlong Yuan is our vice president responsible for overseeing our technology transfer, quality assurance and purchasing. The business address of Mr. Yunlong Yuan is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(5)	Includes options to purchase our ordinary shares. The business address of Mr. Chen is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(6)	Includes options to purchase our ordinary shares. The business address of Mr. Wang is c/o Chemspec International Limited, No. 200, Wu Wei Road, Shanghai 200331, People’s Republic of China.
(7)	Includes 213,300,000 ordinary shares held by Dr. David Yunhung Tang. Dr. Tang was formerly a director, interim chief financial officer and executive vice president of marketing and sales of the Company. The business address of Dr. Tang is 2386 Black River Falls Drive, Henderson, NV 89044, United States of America.
(8)	J.P. Morgan Trust Company of Delaware holds 89,100,000 shares as trustee of the Tang Family 2006 Irrevocable Trust u/a dated August 23, 2006. Ms. Lan-Fen Hu Tang, the wife of Dr. Tang, controls the voting and investment power over the shares held by J.P. Morgan Trust Company of Delaware. The beneficiaries under the irrevocable trust only include certain members of Dr. Tang’s family and do not include Dr. Tang or his wife. The address of J.P. Morgan Trust Company of Delaware is 500 Stanton Christiana Road, Newark, DE 19713, United States of America.
(9)	Solar Stone Limited, or Solar Stone, is 60% and 40% owned by Wujun Yang and Yueping Zha, respectively. Mr. Yang was our vice president responsible for overseeing the construction of facilities and purchase of raw materials. Mr. Yang retired in December 2010. Ms. Zha is a non-executive employee of the Company. The address of Solar Stone is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands. Pursuant to Rule 13d-3 promulgated under the Exchange Act, each of Wujun Yang and Yueping Zha may be deemed to beneficially own all of the shares held by Solar Stone. Wujun Yang and Yueping Zha may also be deemed to be a group for the shares as defined in Rule 13d-5(b) under the Exchange Act, and each member of such group may be deemed to beneficially own the shares beneficially owned by other members constituting such group.
(10)	Prosper Advance Management Limited is a British Virgin Islands company that is wholly owned by Mr. Yunlong Yuan. The address of Prosper Advance Management Limited is c/o NovaSage Incorporations (BVI) Limited, Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Yunlong Yuan is our vice president responsible for overseeing our technology transfer, quality assurance and purchasing.
(11)	Summer Lake Development Limited is a British Virgin Islands company that is wholly owned by Mr. Weinian Qi. The address of Summer Lake Development Limited is c/o NovaSage Incorporations (BVI) Limited, Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Weinian Qi is a management member of the Company.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company other than the going private transaction as disclosed in “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

Employee Stock Subscription Program

See “—B. Compensation—2008 Share Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2008, 2009 and 2010.

Transactions with Jiangsu Kangpeng Nong Hua Company Limited

Before a restructuring in September and October 2008, Kangpeng Nong Hua was 44.1% owned directly by Dr. David Yunhung Tang and 23.5% owned indirectly by Dr. Yang. Dr. Tang and Dr. Yang are our executive directors and principal shareholders. Following the restructuring in 2008, Kangpeng Nong Hua was 51.7% owned indirectly by Dr. Yang, 25.0% owned by Dr. Tang, 3.3% owned indirectly by four of our senior managers, with the remaining 20% owned by unrelated third parties. In November 2009, we acquired 100% of the equity interest of Jiangsu Kangpeng Nong Hua for RMB25 million in cash.

In 2008, we purchased goods, consisting of chemicals produced by Kangpeng Nong Hua, from Kangpeng Nong Hua totaling RMB26.2 million, respectively. We then resell these goods to customers in the pharmaceutical and agrochemical industries with a 1% to 7% mark-up. In 2008, we also made sales of goods produced by our newly acquired subsidiary Jiangsu Wei Er to Kangpeng Nong Hua in the amount of RMB32.0 million consisting of raw materials for its manufacturing of goods to be sold in the open market and to us. We believe these transactions were conducted in the ordinary course of business on terms comparable to those with unrelated third parties.

We made non-interest bearing advances to Kangpeng Nong Hua in the amount of RMB28.4 million in 2008. We made these advances to support Kangpeng Nong Hua’s operating activities and repaid these advances in full in 2008.

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

We lease plant and equipment to Ambiopharm, which uses these equipment and facilities for production of chemicals. The leases are for terms of two years with total annual rents per year of RMB0.9 million. In 2009 and 2010, we recorded lease income from Ambiopharm in the amount of RMB0.9 million and RMB0.9 million (US$0.1 million), respectively.

We lease certain equipment from Ambiopharm for use in our chemical production operations. The initial lease term was two years, commencing in July 2008, and was renewed for an additional two-year period in June 2010, with total annual rents per year of RMB100,000. In 2008, 2009 and 2010, we incurred lease expenses in the amount of RMB42,000, RMB100,000 and RMB100,000 (US$15,000), respectively.

Transactions with Central Glass Company Limited

Central Glass Chemspec Co., Ltd, or Central Glass Chemspec, is our affiliate. Central Glass Company Limited, or Central Glass, is the controlling shareholder of Central Glass Chemspec. In 2009 and 2010, we made sales of goods to Central Glass in the amount of RMB4.0 million and RMB3.7 million (US$0.6 million), respectively.

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

We borrowed RMB50,000 in 2007 from Dr. Jianhua Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang, or the Yang Family. As of December 31, 2009 and 2010, the balance of our amount due to the Yang Family was RMB59,000 (US$9,000).

In 2008 and 2009, we borrowed RMB6.0 million and RMB6.0 million (US$0.9 million) from Kang Qi which is a subsidiary owned by the Yang Family. The borrowings were repaid in full in February 2008 and in April 2009, respectively.

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

Non-Interest Bearing Borrowings by Kangpeng Nong Hua from Related Parties

Prior to October 8, 2008, Kangpeng Nong Hua borrowed RMB14.3 million, RMB0.7 million, RMB0.2 million and RMB3,000, which were non-interest bearing, from Kang Qi, the Yang Family, Mr. Zhiyan Shen and Ms. Yunfen Fan, respectively. The advances from the Yang Family, Mr. Zhiyan Shen and Ms. Yunfen Fan were repaid in full as of December 31, 2009. We repaid RMB2,958,000 in 2008 after the acquisition, RMB2,769,000 and RMB4,000,000 in 2009 and 2010, respectively.

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

We did not declare any dividends in 2008. One of our subsidiaries made a cash distribution of RMB 2.5 million to our noncontrolling shareholders in June 2009. On March 7, 2010, we declared a 2009 dividend of US$0.003 per ordinary share (US$0.18 per ADS) to shareholders of record as of March 31, 2010 with payment date of April 21, 2010. In the future, at the determination of our board of directors, we may from time to time pay a cash dividend to our shareholders equal to an aggregate of no less than 10% of our net income determined in accordance with U.S. GAAP for each such year. The payment of any such dividend will depend upon our profitability and will be subject to the discretion of our management and the approval of our board of directors. Aside from the payment of such dividends, we currently intend to retain the remainder of our available funds and any future earnings to operate and expand our business.

Notwithstanding the above paragraph, we do not expect to declare or pay any further dividends prior to the proposed merger which would result in us becoming a privately-held company, and under the terms of the going private transaction merger agreement, are prohibited from doing so without Halogen Limited’s prior written approval. See “Item 4. Information on the Company—A. History and Development of the Company—Going Private Transaction”.

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiaries in China. Each of the operating subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Each of our PRC subsidiaries, including wholly foreign-owned enterprises, or WFOEs, and joint venture enterprises is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”.

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

A. Offer and Listing Details

Our ADSs, each representing 60 of our ordinary shares, have been listed on the New York Stock Exchange since June 24, 2009 under the symbol “CPC.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on June 17, 2011 was US$7.12 per ADS.

	Closing Price Per ADS (in US$)
	High	Low
Annual:
2009	9.65	5.33
2010	9.04	5.93
2011 (through June 17)	7.68	7.05
Quarterly:
2009
Second quarter	9.07	8.00
Third quarter	9.65	6.74
Fourth quarter	8.13	5.33
2010
First quarter	8.05	6.50
Second quarter	9.04	6.90
Third quarter	8.00	5.93
Fourth quarter	7.91	5.95
2011
First quarter	7.68	7.05
Monthly:
2010
December	7.70	7.08
2011
January	7.68	7.30
February	7.55	7.29
March	7.53	7.05
April	7.50	7.24
May	7.50	7.22
June (through June 17)	7.43	7.06

As of March 31, 2011, a total of 2,163,190,740 common shares were outstanding. As of March 31, 2011, a total of 545,746, 140 common shares, representing 9,095,769 ADSs were registered in the name of a nominee of Citibank, N.A., the depositary for the ADSs. In addition, as of March 31, 2011, approximately 27.5% of our total outstanding shares are held by 23 record shareholders in the United States. We have no further information as to common shares or ADSs held, or beneficially owned, by U.S. persons.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double-tax treaties which are applicable to payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Currently no interpretation or application of the new EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. However, under a new PRC tax law that became effective in January 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the China-Hong Kong tax arrangement, which became effective on January 1, 2007, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary are subject to a withholding tax at a rate of 5%. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

The amount of any dividend paid in Renminbi will equal the United States dollar value of the Renminbi received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Renminbi are converted into United States dollars. If the Renminbi received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Renminbi received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Renminbi equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Renminbi will be treated as United States source ordinary income or loss.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation.

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

Passive Foreign Investment Company

Based on the past composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2010, and we do not expect to become one in the future, although there can be no assurance in this regard.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, a United States Holder that is eligible for treaty benefits may elect to treat the gain as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly furnished to, the Internal Revenue Service.

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

Foreign Exchange Risk

A majority of our sales are denominated in U.S. dollars, with the remainder denominated in Renminbi, Euro and Japanese Yen. Our costs and capital expenditures are largely denominated in Renminbi. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Fluctuations in currency exchange rates could have a significant effect on our financial condition and results of operations due to the extent of our transactions denominated in foreign currencies as well as any mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates pertaining to our foreign currency transactions, particularly between the U.S. dollar and Renminbi, affect our gross and net profit margins.

The functional currency of our PRC subsidiaries is the Renminbi. Transactions denominated in other currencies are re-measured into Renminbi and any resulting foreign currency exchange gains and losses are recognized in our consolidated statements of income. Our exposure to foreign currency exchange risk primarily relates to our accounts receivable and cash that are denominated in currencies other than the Renminbi. As of December 31, 2010, we held an equivalent of RMB137.9 million (US$20.9 million) in accounts receivable, of which RMB68.2 million (US$10.3 million) was denominated in U.S. dollars. As of December 31, 2008, December 31, 2009 and December 31, 2010, we also held an equivalent of RMB180.6 million, RMB351.1 million and RMB98.7 million (US$15.0 million), respectively, in cash, of which RMB19.3 million, RMB223.4 million and RMB38.5 million (US$5.8 million), respectively, was denominated in U.S. dollars. Generally, the appreciation of the Renminbi against the U.S. dollar will result in foreign exchange losses for monetary assets denominated in U.S. dollars and foreign currency exchange gains for monetary liabilities denominated in U.S. dollars, and vice versa. We incurred net foreign currency exchange losses of approximately RMB9.5 million, RMB2.0 million and RMB 3.2 million (US$0.5 million) during 2008, 2009 and 2010, respectively, which are reported in our consolidated statements of income. These net foreign currency exchange losses recognized under our statement of income were partially offset by net foreign currency translation adjustments of RMB2.4 million, RMB54,000 and RMB1.6 million (US$0.2 million) in 2008, 2009 and 2010, respectively.

We and our subsidiaries located outside the PRC use the U.S. dollar as our functional currency. Our assets and liabilities and those of our subsidiaries located outside the PRC are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Our revenues and expenses and those of our subsidiaries located outside the PRC are translated into our reporting currency at average rates prevailing during the year. Our gains and losses resulting from the translation of the financial statements and those of our subsidiaries located outside the PRC are reported as a separate component of accumulated other comprehensive income within equity in our consolidated financial statements. As of December 31, 2008, our net liabilities denominated in currencies other than RMB of our subsidiaries located outside of the PRC was RMB23.3 million. As of December 31, 2009 and December 31, 2010, our net assets denominated in currencies other than RMB of our subsidiaries located outside of the PRC was RMB109.0 million and RMB25.3 million (US$3.8 million). We recognized foreign currency translation gains of approximately RMB2.4 million, RMB54,000 and RMB1.6 million (US$0.2 million) in 2008, 2009 and 2010, respectively. We have reported a net foreign currency translation gain despite the Renminbi appreciation against the U.S. dollar because the majority of our total assets and those of our subsidiaries located outside of the PRC comprise of investments in the PRC subsidiaries, which is eliminated on consolidation. The remaining assets and liabilities are mostly denominated in Renminbi, except for amounts due to a related party transaction totaling RMB38 million as of December 31, 2008 and nil as of December 31, 2009, which are denominated in U.S. dollars.

We are exposed to the exchange risk of the Renminbi against the U.S. dollar as majority of our sales are denominated in the U.S. dollar while majority of our purchases are denominated in the Renminbi. We currently do not plan to enter into any hedging arrangements to reduce the effect of our foreign currency exchange risk exposure. Even if we decide to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign currency exchange risk exposure.

Interest Rate Risk

Our exposure to interest rate risk relates to interest expense incurred by our borrowings and interest income on our interest-bearing cash and pledged deposit balances. As of December 31, 2010, we had RMB 25 million (US$3.8 million) of short-term bank borrowings and long-term bank borrowings, current portion, and RMB155.5 million (US$23.6 million) of interest-bearing cash and pledged deposit balances, respectively.

We have not used any derivative financial instruments or engaged in any interest rate hedging activities to manage our interest rate risk exposure. Our future interest expense on our long-term borrowings may increase or decrease due to changes in market interest rates. Our bank borrowings had a weighted average interest rate of 5.27% per annum during 2010 and mature in 2011. Our future interest income on our interest-bearing cash balances may increase or decrease due to changes in market interest conditions.

Our interest expense and interest income has historically been immaterial to our consolidated financial statements. Consequently, we believe we currently do not have any significant interest rate risk exposure.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics in China, consumer price inflation in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Although we have not been materially affected by inflation in the past, we cannot assure you that we will not be affected by higher rates of inflation in China in the future which could affect our costs and our advantages as a China-based manufacturer.

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

Payments by Depositary

In 2010, we received reimbursement funds of US$148,000 from Citibank, N.A., the Depositary Bank, for our ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and/or Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report dated June 20, 2011 filed herewith.

Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Chemspec International Limited:

We have audited Chemspec International Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Chemspec International Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chemspec International Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chemspec International Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, equity and comprehensive income , and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated June 20, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 20, 2011

Changes in Internal Controls

Except as discussed below, there were no changes in internal control for the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2009, our independent registered public accounting firm identified and communicated to us a significant deficiency in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. For details of such a significant deficiency, see Item 5 of our annual report on Form 20-F for 2009 filed with the Securities and Exchange Commission on June 17, 2010. To address this significant deficiency, as well as certain other control deficiencies, we took the following measures to rectify the deficiency in 2010:

•	implemented strict accounting and closing procedures during the process of working with the hired SOX compliance consulting firm, and

•

hired an external inspection firm to ensure that construction progress milestones are properly and timely reported then recorded in our accounting books, and properly and timely transferred to fixed assets once projects are completed.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Hai Mi is our audit committee financial expert and independent director. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Principal Financial Officer. We have filed this code of business conduct and ethics as an exhibit to our registration statement on Form F-1. No changes have been made to the code of business conduct and ethics since its adoption. A copy of our code of business conduct and ethics is available to any shareholder upon request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal accountant for the years indicated. We did not pay any other fees to KPMG during the periods indicated below.

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Audit fees(1)	1,000	2,800	5,560	842
Audit-related fees(2)	4,094	2,055	—	—
Tax fees(3)	—	—	193	29

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services, which mainly included the review of registration documents in connection with our initial public offering.
(3)	“Tax fees” include fees billed for tax compliance services

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

On September 29, 2009, our board of directors authorized a share repurchase program, under which we may repurchase up to US$15 million worth of our issued and outstanding ADSs from the open market from time to time and before December 31, 2009. As of December 31, 2009, we have repurchased 12,060,000 our ordinary shares for a total purchase price of approximately US$1.2 million pursuant to this program. Set for below contains certain information regarding our share repurchase program.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased Under the Program	Maximum Number of ADSs that May Yet be Purchased Under the Program
2009
November	117,000	5.94	117,000		(1)
December	84,000	5.79	201,000		(1)

(1)	The share repurchase program ended in March 2010 based on a resolution adopted at our board of directors’ meeting on March 7, 2010.

In September 2010, our board of directors authorized the repurchase of up to US$10 million worth of the Company’s issued and outstanding ADSs from the open market from time to time over a twelve-month period.

This repurchase program was implemented through a Rule 10b5-1 plan and the first purchases thereunder were made on September 22, 2010. This program was terminated on October 12, 2010. We have repurchased 16,579,500 of our ordinary shares for a total purchase price of approximately US$ 1.6 million (RMB11.0 million) in September and October 2010 pursuant to this program. Set for below contains certain information regarding our share repurchase program.

	Total Number of ADSs Repurchased	Average Price Paid per ADS
2010
September (from September 22, 2010)	141,600	$6.0750
October (through October 11, 2010)	126,725	$6.0243
Total	268,325	$6.0511

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing 60 ordinary shares, are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE:

•

The NYSE standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Except for meetings in August and November 2010 and independent committee meetings in connection with the going private transaction, our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of Chemspec International Limited (incorporated by reference to Exhibit 1.2 of the Company’s 2009 Form 20-F filed on June 17, 2010)

2.1	Specimen Certificate for Ordinary Shares of Chemspec International Limited (incorporated by reference to Exhibit 2.1 of the Company’s 2009 Form 20-F filed on June 17, 2010)

4.1	Registrant’s 2008 Share Incentive Plan Adopted as of January 1, 2008 (incorporated by reference to Exhibit 4.2 of the Company’s 2009 Form 20-F filed on June 17, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 4.3 of the Company’s 2009 Form 20-F filed on June 17, 2010)

4.3	Form of Non-disclosure, Non-competition and Proprietary Information Agreement (incorporated by reference to Exhibit 4.4 of the Company’s 2009 Form 20-F filed on June 17, 2010)

4.4	Form of Employment Agreement (incorporated by reference to Exhibit 4.5 of the Company’s 2009 Form 20-F filed on June 17, 2010)

4.5	Agreement and Plan of Merger dated as of March 21, 2011, by and among the Company, Dr. Jianhua Yang, Halogen Limited and Merger Sub (incorporated by reference to Annex A to the preliminary proxy statement filed as exhibit (a)-1 to the Company’s Schedule 13E-3 filed on May 3, 2011)

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Company’s 2009 Form 20-F filed on June 17, 2010)

12.1*	Certification of our Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of our Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of our Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHEMSPEC INTERNATIONAL LIMITED

By:	/s/ ZIXIN WANG
Name:	Zixin Wang
Title:	Vice President of Finance
(Principal Financial Officer)

Date: June 20, 2011

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHEMSPEC INTERNATIONAL LIMITED:

We have audited the accompanying consolidated balance sheets of Chemspec International Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chemspec International Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of December 31, 2010 and for the year then ended have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chemspec International Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2011 expressed an unqualified opinion on the effectiveness of the Chemspec International Limited’s internal control over financial reporting.

/s/ KPMG

KPMG

Hong Kong, China

June 20, 2011

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands, except share and per share data)

	Note	As of December 31
		2009	2010	2010
		RMB	RMB	US$
ASSETS
Current assets
Cash		351,097	98,719	14,957
Pledged bank deposits		37,919	56,746	8,598
Accounts receivable, net	(3)	94,154	137,873	20,890
Bills receivable		1,327	1,200	182
Inventories	(4)	271,434	470,432	71,278
Prepayment and other receivables	(5)	38,738	73,449	11,128
Amounts due from related parties	(19)	64	—	—
Deferred income tax assets	(9)	3,424	6,369	965

Total current assets		798,157	844,788	127,998
Property, plant and equipment, net	(6)	699,181	871,398	132,030
Land use rights	(8)	56,064	59,201	8,970
Intangible assets		839	730	111
Goodwill		7,446	7,446	1,128
Equity investment in an affiliate	(7)	13,296	12,793	1,938
Deferred income tax assets	(9)	300	—	—

Total assets		1,575,283	1,796,356	272,175

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	(10)	—	20,000	3,030
Long-term bank borrowings, current portion	(10)	—	5,000	758
Accounts payable		81,870	142,319	21,564
Bills payable	(11)	49,738	64,340	9,748
Accrued expenses and other payables	(12)	183,266	148,238	22,461
Amounts due to related parties	(19)	23,659	5,559	842
Deferred income		—	14,215	2,154
Income taxes payable		1,298	5,408	819

Total current liabilities		339,831	405,079	61,376
Long-term bank borrowings	(10)	10,000	—	—
Deferred income tax liabilities	(9)	18,056	21,517	3,260
Deferred income		15,136	3,280	497

Total liabilities		383,023	429,876	65,133

Equity
Ordinary shares:
Par value: HK$ 0.01 Authorized: 20,000,000,000 shares in 2009 and 2010 Issued and outstanding: 2,167,620,000 shares in 2009 and 2,163,190,740 shares in 2010		21,686	21,649	3,280
Additional paid-in capital		323,916	319,048	48,341
Statutory reserves		63,422	85,820	13,003
Accumulated other comprehensive income		6,803	5,197	787
Retained earnings		770,425	929,108	140,774

Equity attributable to Chemspec International Limited		1,186,252	1,360,822	206,185
Noncontrolling interests		6,008	5,658	857

Total equity		1,192,260	1,366,480	207,042

Commitment and contingencies	(15)
Total liabilities and equity		1,575,283	1,796,356	272,175

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except per share data)

		Year ended December 31
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Sales	(18)	942,487	820,295	1,082,031		163,944
Cost of sales		(548,543)	(495,584)	(664,791)		(100,726)

Gross profit		393,944	324,711	417,240		63,218
Selling expenses		(11,898)	(11,245)	(11,130)		(1,686)
General and administrative expenses		(58,947)	(69,871)	(77,768)		(11,783)
Research and development expenses		(27,483)	(30,913)	(65,679)		(9,951)
Other operating expenses		(2,188)	(7,145)	(2,736)		(415)
Other operating income		1,012	953	1,624		246
Government grants		50	971	5,152		781

Income from operations		294,490	207,461	266,703		40,410
Other income (expenses):
Interest income		2,116	2,296	1,954		295
Interest expense		(2,746)	(2,149)	(80)		(12)
Foreign currency exchange loss, net		(9,514)	(1,961)	(3,249)		(492)
Equity in loss of an affiliate		—	(176)	(503)		(76)
Other income		82	519	400		61

Earnings before income taxes		284,428	205,990	265,225		40,186
Income tax benefit (expense)	(9)	32,240	(28,838)	(38,999)		(5,909)

Net income		316,668	177,152	226,226		34,277
Net income attributable to the noncontrolling interests		(4,307)	(4,721)	(685)		(104)

Net income attributable to Chemspec International Limited		312,361	172,431	225,541		34,173

Basic earnings per share	(16)	RMB0.17	RMB0.09	RMB0.10	US$	0.02

Diluted earnings per share	(16)	RMB0.17	RMB0.09	RMB0.10	US$	0.02

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Equity Attributable to Chemspec International Limited	Noncontrolling interests	Total Equity
	Number	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008	1,800,000,000	18,446	12,680	44,307	4,312	307,276	387,021	7,613	394,634
Net income	—	—	—	—	—	312,361	312,361	4,307	316,668
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	2,437	—	2,437	—	2,437

Comprehensive income							314,798	4,307	319,105
Appropriation to statutory reserves (Note 14)	—	—	—	1,530	—	(1,530)	—	—	—
Share-based compensation (Note 17)	—	—	17,917	—	—	—	17,917	—	17,917
Acquisition of a subsidiary	—	—	—	—	—	—	—	267	267
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	(3,989)	(3,989)
Adjustment for the acquisition of Kangpeng Nong Hua (Note 20(c))	—	—	8,616	—	—	1,781	10,397	6,882	17,279

Balance as of December 31, 2008	1,800,000,000	18,446	39,213	45,837	6,749	619,888	730,133	15,080	745,213
Net income	—	—	—	—	—	172,431	172,431	4,721	177,152
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	54	—	54	—	54

Comprehensive income							172,485	4,721	177,206
Appropriation to statutory reserves (Note 14)	—	—	—	17,585	—	(17,585)	—	—	—
Share-based compensation (Note 17)	—	—	15,443	—	—	—	15,443	—	15,443
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB59,590,000 (Note 13)	379,680,000	3,346	326,086	—	—	—	329,432	—	329,432
Repurchase of ordinary shares (Note 13)	(12,060,000)	(106)	(8,028)	—	—	—	(8,134)	—	(8,134)
Capital contributions to a subsidiary by noncontrolling interests	—	—	—	—	—	—	—	1,600	1,600
Dividend by a subsidiary to noncontrolling interests	—	—	—	—	—	—	—	(2,500)	(2,500)
Acquisition of noncontrolling interest in Jiangsu Wei Er (Note 20(b))	—	—	(33,047)	—	—	—	(33,047)	(7,953)	(41,000)
Acquisition of equity interest in Kangpeng Nong Hua from Dr. Jianhua Yang (Note 20(c))	—	—	(8,616)	—	—	(4,309)	(12,925)	—	(12,925)
Acquisition of noncontrolling interest in Kangpeng Nong Hua (Note 20(c))	—	—	(7,135)	—	—	—	(7,135)	(4,940)	(12,075)

Balance as of December 31, 2009	2,167,620,000	21,686	323,916	63,422	6,803	770,425	1,186,252	6,008	1,192,260
Net income	—	—	—	—	—	225,541	225,541	685	226,226
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	(1,606)	—	(1,606)	—	(1,606)

Comprehensive income							223,935	685	224,620
Dividends declared and paid (Note 21)	—	—	—	—	—	(44,460)	(44,460)	—	(44,460)
Appropriation to statutory reserves (Note 14)	—	—	—	22,398	—	(22,398)	—	—	—
Share-based compensation (Note 17)	—	—	1,499	—	—	—	1,499	—	1,499
Issuance of ordinary shares upon exercise of share options (Note 13)	11,670,240	102	6,212	—	—	—	6,314	—	6,314
Repurchase of ordinary shares (Note 13)	(16,099,500)	(139)	(10,814)	—	—	—	(10,953)	—	(10,953)
Acquisition of noncontrolling interest in Binhai Kangjie (Note 20(b))	—	—	(1,765)	—	—	—	(1,765)	(1,035)	(2,800)

Balance as of December 31, 2010	2,163,190,740	21,649	319,048	85,820	5,197	929,108	1,360,822	5,658	1,366,480

Balance as of December 31, 2010—in US$		3,280	48,341	13,003	787	140,774	206,185	857	207,042

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	316,668	177,152	226,226	34,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	24,700	37,204	70,760	10,721
Land use right expenses	998	1,132	1,315	199
Loss on disposal of property, plant and equipment	1,424	6,505	1,165	177
Amortization of intangible assets	27	108	109	17
Bad debt expense (reversal)	(241)	64	(81)	(12)
Write-down of inventories	1,090	14,696	7,296	1,105
Equity in loss of an affiliate	—	176	503	76
Gain on transfer of land use right to an affiliate	—	(290)	—	—
Unrealized foreign exchange loss, net	1,573	92	255	39
Share-based compensation	17,917	15,443	1,499	227
Deferred income tax (benefit) expense	16,024	(644)	816	124
Changes in operating assets and liabilities, net of effect of acquisitions:
Pledged bank deposits related to purchase of inventories	(17,587)	994	(17,235)	(2,611)
Inventories	(80,490)	(67,867)	(206,294)	(31,256)
Accounts receivable	(48,158)	42,354	(44,199)	(6,697)
Bills receivable	—	(1,327)	127	19
Prepayment and other receivables	13,658	(14,141)	(34,575)	(5,239)
Accounts payable	12,691	488	60,449	9,159
Bills payable related to purchase of inventories	14,084	(5,158)	22,810	3,456
Accrued expenses and other payables	11,531	(2,202)	(8,749)	(1,326)
Deferred income	5,566	9,570	2,359	357
Income taxes payable	(1,729)	(5,097)	4,110	623

Net cash provided by operating activities	289,746	209,252	88,666	13,435

Cash flows from investing activities
Capital expenditures, including interest capitalized	(127,846)	(227,749)	(241,201)	(36,546)
Pledged bank deposits related to purchase of property, plant and equipment	—	(17,377)	(1,592)	(241)
Proceeds from sale of property, plant and equipment	200	—	—	—
Proceeds from the sale of a subsidiary	3,420	—	—	—
Investment in an affiliate	—	(11,225)	—	—
Non-interest bearing advances to related parties	(30,900)	(64)	—	—
Non-interest bearing advances repaid by related parties	48,480	2,500	64	10
Net cash assumed from acquisition of subsidiaries	11,988	—	—	—
Payments for land use rights	(17,517)	(3,978)	(4,452)	(675)

Net cash used in investing activities	(112,175)	(257,893)	(247,181)	(37,452)

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

(Amounts expressed in thousands)

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from financing activities
Capital contributions to a subsidiary by noncontrolling interest holders	—	1,600	—	—
Dividend by a subsidiary to noncontrolling interest holders	—	(2,500)	—	—
Dividends paid	—	—	(44,460)	(6,735)
Proceeds from issuance of ordinary shares upon IPO	—	389,022	—	—
Issuance costs of ordinary shares upon IPO	(9,843)	(46,719)	(3,028)	(459)
Proceeds from exercise of share options	—	—	6,178	936
Acquisition of additional equity interest in subsidiaries from noncontrolling interest holders	(8,000)	(17,500)	(38,375)	(5,815)
Acquisition of equity interest in Kangpeng Nong Hua from Dr. Jianhua Yang	—	—	(12,925)	(1,958)
Proceeds from short-term bank borrowings	70,000	15,000	20,000	3,030
Repayment of short-term bank borrowings	(50,000)	(80,000)	—	—
Proceeds from long-term bank borrowings	—	10,000	—	—
Repayment of long-term bank borrowings	—	—	(5,000)	(758)
Repurchase of ordinary shares	—	(8,134)	(10,953)	(1,660)
Proceeds from non-interest bearing borrowings from related parties	20,400	6,000	—	—
Repayment of non-interest bearing borrowings from related parties	(76,747)	(47,687)	(4,000)	(606)

Net cash (used in) provided by financing activities	(54,190)	219,082	(92,563)	(14,025)

Effect of foreign currency exchange rate changes on cash	292	54	(1,300)	(197)

Net increase (decrease) in cash	123,673	170,495	(252,378)	(38,239)
Cash at beginning of year	56,929	180,602	351,097	53,196

Cash at end of year	180,602	351,097	98,719	14,957

Supplemental disclosures of cash flow information:
Income taxes paid	12,725	34,579	36,050	5,462
Income tax refund	58,767	—	—	—
Interest paid, net of amounts capitalized	2,746	2,149	80	12

Noncash investing and financing activities:
Accrued IPO cost	—	3,028	—	—
Payable for purchase of property, plant and equipment	35,547	118,174	129,323	19,594
Payable for acquisition of noncontrolling interest in Jiangsu Wei Er	—	23,500	—	—
Payable for acquisition of Kangpeng Nong Hua	—	25,000	—	—
Bills payable for purchase of property, plant and equipment	771	28,105	19,897	3,015
Land use right contributed to an affiliate	—	1,957	—	—

See accompanying notes to the consolidated financial statements.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands, except share and per share data)

(1) PRINCIPAL ACTIVITIES AND BASIS OF PRESENTATION

Principal activities

The consolidated financial statements consist of the financial statements of Chemspec International Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The Group’s principal activities are the manufacturing and sale of chemical compounds through its subsidiaries in the People’s Republic of China (“PRC”).

The Company has direct and indirect interests in the following subsidiaries. The particulars of these subsidiaries are set out below:

Name of company		Place and date of incorporation	Percentage of equity interests as of December 31,		Principal activities
			2009	2010
Stanley Space Limited (“Stanley Space”)		British Virgin Islands February 3, 2006	100%	100%	Investment holding
Wisecon Limited (“Wisecon”)		Hong Kong April 20, 2006	100%	100%	Investment holding
Shanghai ChemSpec Corporation (“Shanghai ChemSpec”)		PRC November 14, 1996	100%	100%	Design and manufacture of chemical compounds
Taixing ChemSpec Specialty Chemicals Co., Ltd. (“Taixing ChemSpec”)		PRC November 8, 2000	100%	100%	Manufacturing and sale of chemical compounds
Shanghai Qi Yue Trading Co., Ltd. (“Shanghai Qi Yue”)		PRC July 23, 2002	100%	100%	Sale of chemical compounds
Shanghai Wan Su Chemicals Co., Ltd. (“Shanghai Wan Su”)		PRC April 22, 2005	100%	100%	Manufacturing and sale of chemical compounds
Zhejiang Huajing Flurochemical and Technology Co., Ltd. (“Huajing Company”)	(i)	PRC January 25, 2006	80%	80%	Manufacturing and sale of chemical compounds
Quzhou Kangpeng Chemicals Co., Ltd. (“Quzhou Kangpeng”)		PRC November 19, 2007	100%	100%	Manufacturing and sale of chemical compounds
Jiangsu Wei Er Chemicals Co., Ltd. (“Jiangsu Wei Er”)	(ii)	PRC March 6, 2003	100%	100%	Manufacturing and sale of chemical compounds
Binhai Kangjie Chemicals Co., Ltd. (“Binhai Kangjie”)	(iii)	PRC April 15, 2009	92%	100%	Manufacturing and sale of chemical compounds
Jiangsu Kangpeng Nong Hua Co., Limited (“Kangpeng Nong Hua”)	(iv)	PRC April 25, 2001	100%	100%	Manufacturing and sales of chemical compounds

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Notes:

(i)	In 2008, the Group acquired an additional 20% equity interest in Huajing Company from the noncontrolling interest holder for cash consideration of RMB8,000. See Note 20(b).
(ii)	In February 2008, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties. In November 2009, the Group acquired the remaining 20% equity interest in Jiangsu Wei Er from the noncontrolling interest holders for cash consideration of RMB 41,000. See Notes 20(a) and 20(b).
(iii)	Binhai Kangjie was established in 2009. The Group contributed RMB18,400 for a 92% equity interest in Binhai Kangjie and the noncontrolling interest holder contributed RMB1,600 for an 8% equity interest. In March 2010, the Group acquired an additional 8% equity interest in Binhai Kangjie from the noncontrolling interest holder for cash consideration of RMB2,800. See Note 20(b).
(iv)	The Group acquired 100% equity interest in Kangpeng Nong Hua in November 2009 for cash consideration of RMB25,000. As Dr. Jianhua Yang (“Dr. Yang”) held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it is considered a transaction between entities under common control. The Company’s consolidated financial statements have been retrospectively adjusted to reflect the acquisition since October 8, 2008, which is the earliest date that both entities were under the common control of Dr. Yang. See Note 20(c).

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

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. Investments in companies of which the Group has significant influence, but not a controlling interest are accounted for using the equity method of accounting as discussed in footnote 2(n). All significant intercompany transactions and balances have been eliminated in consolidation.

(b) Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include collectibility of trade receivables, realization of inventories and deferred income tax assets, the determination of useful lives and residual values of property, plant and equipment, and the determination of fair values of share-based compensation awards and assets and liabilities acquired in purchase business combinations and the measurement of income tax uncertainties. These estimates are often based on judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

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

For the convenience of the readers, the December 31, 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.6000, being the noon buying rate for U.S. dollars in the City of New York in effect on December 30, 2010 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 30, 2010 or at any other date.

(d) Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources. An accrual for a loss contingency is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(e) Cash

Cash consists of cash on hand and cash at banks. As of December 31, 2010, the Group held cash RMB69,605 (US$10,546) in major financial institutions located in the PRC (2009: RMB239,073) and RMB 29,114 (US$4,411) in major financial institutions in Hong Kong (2009: RMB86,028). Management believes that these major financial institutions have acceptable credit rating.

(f) Pledged bank deposits

Pledged bank deposits represent amounts held by financial institutions in the PRC, which are not available for the Group’s use, as security for issuance of bills payable and letters of credit. Upon maturity of the bills payable, which is generally within 6 months, the cash becomes available for use by the Group. Pledged bank deposits related to purchase of inventories are reported within cash flows from operating activities and pledged bank deposits related to purchase of property, plant and equipment are reported within cash flows from investing activities in the consolidated statements of cash flows.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

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

(h) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Cost of work-in-progress and finished goods is comprised of direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

(i) Property, plant and equipment, net

Property, plant and equipment are stated at cost. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated salvage value. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives. When items are retired or otherwise disposed of, loss is charged for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	20 years
Plant machinery	5-10 years
Office equipment	3-5 years
Motor vehicles	4-5 years
Leasehold improvements	5 years

Costs incurred during the construction and installation of the assets are initially capitalized as construction in progress and transferred to property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences. The capitalized costs include an allocation of interest cost incurred.

(j) Land use rights

Land use rights represent the cost of land use rights in the PRC. Land use rights are recorded at cost and charged to expense on a straight-line basis over the term of the land use rights.

(k) Intangible assets

Intangible assets represent customer relationship, which are amortized on a straight-line basis over their estimated useful lives of 9 years.

Amortization expense for intangible assets was RMB27, RMB108 and RMB109 (US$17) for the years ended December 31, 2008, 2009 and 2010. Estimated amortization expense for each of the next five years is RMB108.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(l) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is not amortized, but is instead evaluated for impairment at least annually. The goodwill impairment test is a two-step process. Under the first step, the estimated fair value of the reporting unit, which in this case is the Group as a whole, is compared with its carrying value (including goodwill). The Group used its market capitalization based on the quoted market price of its ordinary shares in determining the fair value of the reporting unit. If the estimated fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists and management must then perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The Company performs its annual impairment review of goodwill at December 31, or when a triggering event occurs between annual impairment tests. No impairment of goodwill was recognized for the years ended December 31, 2008, 2009 and 2010.

(m) Impairment of long-lived assets

Long-lived assets including property, plant and equipment, land use rights, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Long lived assets are grouped for impairment testing at the lowest level for which there are identifiable cash flows that are largely independent of other asset groups. The approach in evaluating whether an asset group has identifiable cash flows that are largely independent of the cash flows of other asset groups focuses on the degree to which the Company’s total cash flows (inflows and outflows) depend on the activities of one or more other asset groups of the Company. Recoverability of the asset groups is measured by a comparison of the carrying amount of the asset groups to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of the asset groups exceed the sum of its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset groups exceed their fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for the years ended December 31, 2008, 2009 and 2010.

(n) Equity investment in an affiliate

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

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee. Based on management’s evaluation, there were no impairment charges on the equity investment for the years ended December 31, 2009 and 2010.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(o) Bills payable

Bills payable represent bills issued by financial institutions to the Group’s suppliers that normally do not exceed six months. The bills payable are recognized when the banks accept the bills and the Group is liable to pay the banks. The bills payable are derecognized when the Group pays the banks and is relieved of its obligation for the liability.

(p) Revenue recognition

The Group sells specialty chemicals directly to end users that incorporate them into their products, and to trading or distribution companies that then sell the specialty chemicals to end users. Sales represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group recognizes revenue from the sales of chemical compounds when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. For sales to end users outside the PRC, products are considered delivered when the goods have been loaded on the ship at the port of shipment. For sales to end users in the PRC, delivery occurs upon receipt of products by the customers. For sales to trading companies, delivery occurs upon receipt of products by the customers at the customers’ warehouse or designated destination.

In the PRC, VAT of 17% on invoice amount is collected, in respect of the sales of goods to customers in the PRC, on behalf of tax authorities. VAT collected from customers in the PRC, net of VAT paid, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities. No VAT is collected in respect of the sales of goods to customers outside the PRC. For VAT paid, a certain percent is recorded as a receivable (see Note 5) in the consolidated balance sheets until it is recovered from the tax authorities. The non-refundable portion of VAT paid is recognized as a part of cost of sales when the corresponding sales are recognized.

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

During the years ended December 31, 2008, 2009 and 2010, government grants of RMB5,616, RMB10,541 and RMB7,511 (US$1,138) were received from local government authorities for the Group to reimburse its research and development expenditures, and RMB50, RMB971 and RMB5,152 (US$781) have been recognized as income, respectively.

(r) Shipping and handling costs

Costs to ship products to customers are included in selling expenses in the consolidated statements of income. Cost to ship products to customers were RMB8,662, RMB6,026 and RMB8,138 (US$1,233) for the years ended December 31, 2008, 2009 and 2010, respectively.

(s) Advertising costs

Advertising costs are charged to expense in the period incurred and are included in selling expenses in the consolidated statements of income. The Group incurred advertising expenses totaling RMB64, RMB537 and RMB349 (US$53) for the years ended December 31, 2008, 2009 and 2010, respectively.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

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

(v) Share-based compensation

The Group measures the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The estimate of the fair value of the equity award granted before the initial public offering (IPO) of the Company’s ordinary shares is determined based on consideration of both comparable valuation and discounted cash flow methods, taking into account the terms and conditions upon which the equity instrument was granted.

(w) Employee benefit plans

Pursuant to PRC regulations, the Company’s PRC subsidiaries are required to participate in various defined contribution plans organized by municipal and provincial governments for their employees. These entities are required to make contributions for each employee to these plans at rates ranging from 30% to 44% on a standard salary base determined by the local Social Security Bureau. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group’s PRC subsidiaries have no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above. Employee benefits associated with these plans are expensed monthly as the related service is provided. The total amount of such contributions for the years ended December 31, 2008, 2009 and 2010 were RMB7,220, RMB11,656 and RMB13,114 (US$1,987), respectively.

(x) Earnings per share

Basic earnings per share is computed by dividing net income attributable to Chemspec International Limited shareholders by the weighted average number of ordinary shares outstanding during the year.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Diluted earnings per share is calculated by dividing net income attributable to Chemspec International Limited shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of diluted earnings per share if the effect is anti-dilutive.

(y) Segment reporting

The Group’s chief operating decision maker has been identified as its Chief Executive Officer. The Group has one operating segment, namely manufacturing of specialty chemicals. Geographic revenue information is presented in Note 18.

(z) Capitalized interest

The Group’s policy is to capitalize interest cost incurred on debt during the construction of major projects exceeding one year. A reconciliation of total interest cost to “Interest expense” as reported in the consolidated statements of income for years ended December 31, 2008, 2009 and 2010, is as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Interest cost capitalized	2,244	1,116	334	51
Interest cost charged to income	2,746	2,149	80	12

Total interest expense	4,990	3,265	414	63

(aa) Fair value measurements

The Group applies the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 820-10, Fair Value Measurements, or ASC Subtopic 820-10, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

FASB ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

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

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Group did not have any assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2010.

(3) ACCOUNTS RECEIVABLE, NET

Accounts receivable are summarized as follows:

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Accounts receivable	94,700	137,873	20,890
Less: Allowance for doubtful accounts	(546)	—	—

Accounts receivable, net	94,154	137,873	20,890

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Balance at the beginning of year	(723)	(482)	(546)	(83)
Additions charged to expense	(83)	(64)	—	—
Write-off of accounts receivable	—	—	465	71
Reversal credited to income	324	—	81	12

Balance at the end of year	(482)	(546)	—	—

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of its business. Credit terms are normally ranging from 30 to 120 days from the date of billing.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(4) INVENTORIES

Inventories consist of the following:

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Raw materials	91,375	147,275	22,314
Work in progress	92,380	178,540	27,052
Finished goods	87,679	144,617	21,912

	271,434	470,432	71,278

Write-down of finished goods were RMB1,090, RMB14,696 and RMB7,296 (US$1,105) during the years ended December 31, 2008, 2009 and 2010, respectively, which are included in cost of sales.

(5) PREPAYMENT AND OTHER RECEIVABLES

Prepayment and other receivables consist of the following:

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Prepayments to suppliers	819	17,849	2,704
Rental income receivable
—Related party (Note 19(a))	1,960	2,000	303
VAT recoverable	25,853	37,260	5,645
Others	10,106	16,340	2,476

	38,738	73,449	11,128

(6) PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Buildings	281,195	342,819	51,942
Plant machinery	421,165	570,716	86,472
Office equipment	5,301	7,664	1,161
Motor vehicles	10,039	10,908	1,653
Construction in progress	63,075	92,609	14,032

Total property, plant and equipment	780,775	1,022,526	154,928
Less: Accumulated depreciation and amortization	(81,594)	(151,128)	(22,898)

Total property, plant and equipment, net	699,181	871,398	132,030

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

As of December 31, 2010, certain buildings with an aggregate carrying value of RMB69,887 (US$10,589) and RMB5,532 (US$838) were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively (certain buildings with an aggregate carrying value of RMB23,498 and RMB5,864 were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively, as of December 31, 2009).

Depreciation and amortization expense on property, plant and equipment was recorded as follows:

	Year ended December 31
	2008	2009	2010	2009
	RMB	RMB	RMB	US$
Cost of sales	17,157	26,935	46,427	7,034
Research and development expenses	3,248	4,886	8,922	1,352
Selling expenses	37	26	112	17
General and administrative expenses	3,688	4,870	15,299	2,318
Other operating expenses	570	487	—	—

Total depreciation and amortization expense	24,700	37,204	70,760	10,721

(7) INVESTMENT IN AN AFFILIATE

The Group together with Central Glass Company Limited (“Central Glass”), a third party, established Central Glass Chemspec (“Central Glass Chemspec”) in April 2009. The Group contributed cash of US$1,644 (RMB11,225) and a land use right with a carrying value of RMB1,957 (US$287) and an estimated fair value of US$357 (RMB2,441) in exchange for a 40% equity ownership interest in Central Glass Chemspec. The Group recognized a gain of RMB290 in respect of the 60% portion of the excess of fair value over the carrying value of this land use right in accordance with FASB ASC Topic 845, Exchanges of a Nonfinancial Asset for a Noncontrolling Ownership Interest. Central Glass Chemspec is engaged in manufacturing and sales of chemical compounds in Zhejiang, PRC. This investment is accounted for under the equity method.

(8) LAND USE RIGHTS

Land use rights represent cost of the land use rights in respect of land located in the PRC. The Group acquired the land use rights for cash consideration of RMB17,517, RMB3,978 and RMB4,452 (US$675) for the years ended December 31, 2008, 2009 and 2010, respectively, to expand the Group’s existing manufacturing facilities. For the years ended December 31, 2008, 2009 and 2010, land use rights charged to the statements of income amounted to RMB998, RMB1,132 and RMB1,315 (US$199), respectively.

As of December 31, 2010, certain land use rights with an aggregate carrying value of RMB12,197 (US$1,848) and RMB848 (US$128) were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively (certain land use rights with an aggregate carrying value of RMB3,241 and RMB868 were pledged as collateral for bank borrowings and accounts payable to a supplier, respectively, as of December 31, 2009).

(9) INCOME TAX

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to income tax.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax. In addition, upon any payment of dividends by the Group, no British Virgin Islands withholding tax is imposed.

Hong Kong

No current income tax provisions were made for Hong Kong Profits Tax as the Group did not have assessable profits subject to Hong Kong Profits Tax during the years ended December 31, 2008, 2009 and 2010.

PRC

Shanghai ChemSpec, Taixing ChemSpec and Shanghai Wan Su were converted from domestic enterprises to foreign invested enterprises (“FIEs”) beginning in August 2006, October 2006 and September 2006, respectively. Prior to January 1, 2008, a production-oriented FIE could be entitled to a 2-year full exemption followed by a 3-year 50% exemption tax holiday (“tax holiday”). Taixing ChemSpec and Shanghai Wan Su qualified as production-oriented FIEs and were entitled to the tax holiday benefit beginning in 2007. As of December 31, 2007, there was an uncertainty regarding Shanghai ChemSpec’s qualification as a production-oriented FIE. In addition, Shanghai Qi Yue, being registered in the Pudong New Area, Shanghai, was subject to a reduced income tax rate of 15%.

On March 16, 2007, the PRC government enacted the new Enterprise Income Tax law (“new EIT law”), which changed the statutory income tax rate to 25%. The new EIT law was effective as of January 1, 2008. The new EIT law and its relevant regulations provide a 5-year transition period from its effective date for those companies which were entitled to a preferential lower tax rate under the then effective tax laws and regulations, as well as grandfathering tax holidays.

The Company’s PRC subsidiaries are subject to income tax at 25% from 2008 onwards, except for the followings:

(i)	Shanghai ChemSpec was converted into a FIE in August 2006 and was subject to income tax at 27%. Its tax returns were filed using this tax rate without any tax holiday benefit beginning in August 2006. Upon the receipt of the notification issued by the local tax bureau of Shanghai Putuo district in July 2008, Shanghai ChemSpec was entitled to a tax holiday retroactively from August 1, 2006 to December 31, 2010. As a result, Shanghai ChemSpec is subject to income tax at 12.5% from 2008 to 2010 and at 25% from 2011 onwards;

(ii)	Taixing ChemSpec and Shanghai Wan Su were exempt from income tax for 2007 and 2008, and are subject to income tax at 12.5% from 2009 to 2011 and at 25% from 2012 onwards;

(iii)	Shanghai Qi Yue is subject to income tax at 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively;

(iv)	Jiangsu Wei Er was subject to income tax at 25% for 2008. It qualified as an “Advanced and New Technology Enterprise” under the new EIT law in 2009 and is entitled to the preferential income tax rate of 15% from 2009 to 2011. Thereafter, it is subject to income tax at 25%.

The new EIT law and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty, for dividend distributions from earnings accumulated beginning on January 1, 2008. Undistributed

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the China-HK tax arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

The Company’s subsidiaries in the PRC are directly or indirectly held by one of the Group’s intermediate holding companies, Wisecon, a Hong Kong tax resident. On March 28, 2011, Shanghai Chemspec received approval from its tax authority in-charge confirming that the reduced withholding tax rate of 5% would be applied on its dividends to Wisecon effective from 2008 to 2010. Based upon the approval received and an assessment of the tax residency status of Wisecon and its ability to control its funds, management believes it is more likely than not that any dividends paid by the PRC subsidiaries from earnings generated beginning on January 1, 2008 will be subject to PRC withholding tax at 5%.

The income tax expense (benefit) attributable to income from operations, which is all derived from PRC sources, consists of:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Current income tax (benefit) expense	(48,264)	29,482	38,183	5,785
Deferred income tax expense (benefit)	16,024	(644)	816	124

	(32,240)	28,838	38,999	5,909

Earnings (losses) before income taxes of the Group consist of the following:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
PRC operations	302,677	222,799	266,116	40,321
Non-PRC operations	(18,249)	(16,809)	(891)	(135)

Total	284,428	205,990	265,225	40,186

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The actual income tax expense (benefit) differed from the amounts computed by applying the statutory PRC income tax rate of 25% for the years ended December 31, 2008, 2009 and 2010 to earnings before income taxes as a result of the following:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Computed expected income tax expense	71,107	51,498	66,306	10,047
Increase (decrease) in income taxes resulting from:
Tax rate differential on PRC operations	(476)	(1,472)	4,009	607
Tax rate differential on Non-PRC operations	4,479	3,998	(147)	(22)
Non-deductible expenses Entertainment expenses	191	262	314	48
Penalty	8	—	—	—
Others	67	549	2,536	383
Additional deductible R&D expenses	(1,051)	(3,381)	(3,009)	(456)
Changes in valuation allowance	273	1,194	970	147
PRC dividend withholding tax on undistributed earnings of subsidiaries	13,851	2,219	3,515	533
Reinvestment tax refund(i)	(16,274)	—	—	—
Income tax refund(ii)	(42,493)	—	—	—
Tax holiday(iii)	(61,922)	(26,029)	(35,495)	(5,378)

Actual income tax (benefit) expense	(32,240)	28,838	38,999	5,909

(i)	Amount of RMB16,274 for the year ended December 31, 2008 represents income tax refund received by Wisecon for making additional capital contribution to Shanghai ChemSpec in 2007. The tax refund is reported as a reduction of income tax expense in the consolidated statements of income and is recognized in the period when Wisecon received the approval from the state tax bureau of Shanghai Putuo District since government approval is required under the relevant PRC tax laws before an entity is entitled to the tax benefit.
(ii)	Amount of RMB42,493 for the year ended December 31, 2008 represents income tax refund received by Shanghai ChemSpec for the income tax paid for the period from August 1, 2006 to December 31, 2007. In 2007, Shanghai ChemSpec filed the application for the tax holiday, which was rejected by the tax bureau. Therefore, management believed that it was more likely than not that it would not be entitled to the tax holiday benefit, and Shanghai ChemSpec did not claim such benefit in its tax returns as well as in its financial statements until the formal approval from the tax bureau is obtained. In July 2008, the local tax bureau of Shanghai Putuo district notified Shanghai ChemSpec that it is entitled to an exemption from income tax retroactively for the period from August 1, 2006 to December 31, 2007 and a 50% reduction in the income tax in the subsequent three years. The tax refund was recorded as a reduction of income tax expense in the consolidated statements of income.
(iii)	Without the tax holiday, the Group’s basic and diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 would have been reduced by RMB0.06, RMB0.01 and RMB0.02 (US$0.00), respectively.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Deferred income tax assets:
Write-down of inventories	2,629	1,597	242
Pre-operating expenses	119	—	—
Property, plant and equipment	300	—	—
Tax loss carryforwards	2,143	7,209	1,092

Total gross deferred income tax assets	5,191	8,806	1,334
Less: valuation allowance	(1,467)	(2,437)	(369)

Net deferred income tax assets	3,724	6,369	965

Deferred income tax liabilities:
Property, plant and equipment	(186)	(182)	(27)
Land use rights	(378)	(362)	(55)
Intangible assets	(211)	(178)	(27)
Capitalized interest expense	(1,210)	(1,209)	(183)
Dividend withholding taxes for undistributed earnings of subsidiaries	(16,071)	(19,586)	(2,968)

Total gross deferred income tax liabilities	(18,056)	(21,517)	(3,260)

Net deferred income tax liabilities	(14,332)	(15,148)	(2,295)

Classification on consolidated balance sheets:

Deferred income tax assets
—Current	3,424	6,369	965
—Non-current	300	—	—

Deferred income tax liabilities—Non-current	(18,056)	(21,517)	(3,260)

The increase in the valuation allowance during the years ended December 31, 2008, 2009 and 2010 were RMB273, RMB1,194 and RMB970, respectively. The increase for each of 2009 and 2010 was mainly due to the allowance provided against deferred income tax assets of Kangpeng Nong Hua. As of December 31, 2010 and for the two years then ended, Kangpeng Nong Hua was in cumulative loss position.

As of December 31, 2010, no valuation allowance was provided against the deferred income tax assets of RMB4,772 recognized for Shanghai Qi Yue, Jiangsu Wei Er and Binhai Kangjie. Management considers the projected future taxable income in making this assessment. In order to fully utilize the deferred income tax assets, Shanghai Qi Yue, Jiangsu Wei Er and Binhai Kangjie will need to generate total future taxable income of approximately RMB4,754 and RMB23,755 prior to the expiration of the tax loss carryforwards in 2014 and 2015, respectively.

Based upon an assessment of the tax benefit of existing deductible temporary differences, the level of historical taxable income projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized and tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of its deferred income tax assets, net of valuation allowances, as of December 31, 2009 and 2010. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

As of December 31, 2010, tax loss carryforwards amounted to RMB38,257 (US$5,797), of which RMB5,998 and RMB32,259 will expire if unused by the years ending December 2014 and 2015, respectively.

The Company has not provided for income taxes on accumulated earnings amounting RMB301,990 that are subject to the PRC dividend withholding tax as of December 31, 2010, since these earnings are intended to be permanently reinvested. The amount of unrecognized deferred income tax liability is approximately RMB15,100.

As of January 1, 2008 and for each of the years ended December 31, 2008, 2009 and 2010, the Group did not have any unrecognized tax benefits and accordingly no related interest and penalties have been recorded. The Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computation errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC are open to examination by the PRC state and local tax authorities for the tax years beginning in 2005.

(10) BANK BORROWINGS

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Short-term secured bank borrowings	—	20,000	3,030

Long term secured bank borrowings, current portion	—	5,000	758

Long-term secured bank borrowings	10,000	—	—

As of December 31, 2009, the long-term bank borrowing of RMB5,000 of Shanghai Wan Su bore a weighted average interest rate at 5.13% per annum and the principal is due on December 30, 2011. Interest is payable on a quarterly basis. The long-term bank borrowing was secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB22,424.

As of December 31, 2009, the long-term bank borrowing of RMB5,000 of Kangpeng Nong Hua bore a weighted average interest rate at 6.372% per annum and the principal is due on August 26, 2011. Interest is payable on a quarterly basis. The long-term bank borrowing was secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB4,315. The loan was repaid in 2010.

As of December 31, 2010, the short-term bank borrowings of RMB20,000 (US$3,030) of Shanghai Wan Su bore a weighted average interest rate of 5.31% per annual and the principal is due on August 2011. Interest is payable on a quarterly basis.

As of December 31, 2010, the current portion of the long-term bank borrowings of RMB 5,000 (US$758) of Shanghai Wan Su bore a weighted average interest rate of 5.13% per annum and the principal is due on December 30, 2011. Interest is payable on a quarterly basis.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The above short-term and long-term bank borrowings were secured by the Group’s buildings and land use rights with an aggregate carrying value of RMB82,084 (US$12,437).

As of December 31, 2010, the Group has a credit facility amounting to RMB100,000, of which, RMB75,000 remain unused.

The bank borrowings or facilities contain no specific renewal terms or any requirement for the maintenance of financial covenants. The Group has traditionally negotiated the renewal of certain facilities shortly before they mature. However, no assurance can be made that the Group will be able to continue successfully re-negotiating the renewal of these facilities in the future.

(11) BILLS PAYABLE

As of December 31, 2010, bills payable of RMB50,929 (US$7,717) was secured by pledged bank deposits of the same amount and RMB 13,411 (US$2,032) was drawn down from the Group’s credit facility.

As of December 31, 2009, bills payable of RMB 37,919 was secured by pledged bank deposits of the same amount.

The Group has a total credit facility of RMB100,000 (US$15,152) for bills payable for which unused credit facility amounted to RMB86,589 (US$13,120) as of December 31, 2010. The Group has no credit facility for bills payable as of December 31, 2009.

(12) ACCRUED EXPENSES AND OTHER PAYABLES

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Payable for purchase of property, plant and equipment	118,174	129,323	19,595
VAT and other taxes payables	7,860	1,607	243
Accrued payroll	5,616	7,461	1,131
Receipts in advance	8,312	2,429	368
Accrued IPO costs	3,028	—	—
Payable for acquisition of noncontrolling interest in Jiangsu Wei Er	23,500	—	—
Payable for acquisition of Kangpeng Nong Hua	10,900	—	—
Others	5,876	7,418	1,124

	183,266	148,238	22,461

(13) ORDINARY SHARES

On June 24, 2009, the Company completed its IPO by issuing 379,680,000 ordinary shares, represented by 6,328,000 American Depositary Shares (“ADS”) for US$9.00 per ADS. In connection with the IPO, the Group received proceeds of US$48,228 (RMB329,432), net of related issuance costs. The ADSs are listed on the New York Stock Exchange. Each ADS represents sixty ordinary shares.

During November and December 2009, the Company repurchased 12,060,000 its ordinary shares for cash of US$1,192 (RMB8,134).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

During September and October 2010, the Company repurchased 16,099,500 its ordinary shares for cash of US$1,637 (RMB10,953).

The repurchased shares were immediately retired in accordance with the laws of the Cayman Islands. The excess of cash consideration paid over par value of the ordinary shares was recorded as a reduction of additional paid-in capital in the consolidated statement of equity and comprehensive income for the years ended December 31, 2009 and 2010.

During 2010, 11,670,240 share options granted to executives and employees were exercised. The excess of cash consideration received over par value of the ordinary shares was recorded as an addition to additional paid-in capital in the consolidated statement of equity and comprehensive income for the year ended December 31, 2010.

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

The Company made appropriations to statutory reserves totaling RMB1,530, RMB17,585 and RMB22,398 (US$3,394), for the years ended December 31, 2008, 2009 and 2010, respectively.

(15) COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group has entered into operating lease agreements principally for its vehicles and certain equipment in the PRC. None of the leases includes contingent rentals. The initial terms of the lease agreements for vehicles and equipment are for one to two years.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2010 are as follows:

	As of December 31, 2010
	RMB’000	USD’000
Within 1 year	331	50
1 to 2 years	75	12

	406	62

The Group’s rental expenses under operating leases amounted to RMB1,254, RMB1,518 and RMB789 (US$120) for the years ended December 31, 2008, 2009 and 2010 respectively.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(b) Capital commitments

As of December 31, 2010, capital commitments for the purchase of property, plant and equipment approximated RMB41,956 (US$6,357).

(16) EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Numerator used in computing basic and diluted earnings per share	312,361	172,431	225,541		34,173

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	1,800,000,000	1,997,606,762	2,168,517,722		2,168,517,722

Plus incremental weighted average number of ordinary shares from assumed conversion of share options using the treasury stock method	2,742,035	—	1,111,634		1,111,634

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	1,802,742,035	1,997,606,762	2,169,629,356		2,169,629,356

Basic earnings per share	RMB 0.17	RMB 0.09	RMB 0.10	US$	0.02

Diluted earnings per share	RMB 0.17	RMB 0.09	RMB 0.10	US$	0.02

During the years ended December 31, 2008, 2009 and 2010, the Group’s potential dilutive shares outstanding consist of employee share options. In computing diluted earnings per share for the years ended December 31, 2008, 2009 and 2010, the dilutive effect of outstanding share options was computed by applying the treasury stock method based on the difference between the ordinary shares assumed to be issued upon the exercise of the share options and the number of shares assumed to be purchased at the average estimated fair value during the period. The Company excluded 13,652,500, 49,025,000 and 27,272,500 potential ordinary shares issuable upon exercise of employee share options in the calculation of diluted earnings per share for the year ended December 31, 2008, 2009 and 2010, as their effect would be anti-dilutive.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(17) SHARE-BASED COMPENSATION

Share options

On January 1, 2008, the Board of Directors approved the adoption of the 2008 Share Incentive Plan (the “2008 Plan”) to provide additional incentives to the Company’s executives and employees. The Plan provides for the grant of options, restricted shares, and restricted share units. The Plan authorizes grants to purchase up to 180,000,000 ordinary shares. Share options granted become exercisable over four years. The Company is expected to issue new shares to satisfy share option exercises.

Under the 2008 Plan, the Company granted 13,555,000 unconditional share options and 13,555,000 conditional share options on January 1, 2008 and 22,700,000 unconditional share options and 900,000 conditional share options on June 30, 2008, respectively, to several of its executives and employees.

On May 7, 2010, the Board of Directors of the Company approved the grant of an aggregate of 24,497,500 unconditional share options. On the same date, the Company granted 12,277,500 unconditional share options in exchange for the 12,277,500 conditional share options previously granted under the 2008 Plan (“the Modification”). In addition, on the same date, the Company granted 12,220,000 share options to executives and employees who did not participate in the 2008 Plan.

The Modification was treated as an exchange of the original conditional share options award for the unconditional share options award at the date of modification. There was no significant difference between fair value of the new unconditional options and that of the original conditional option awards immediately before the modification.

Unconditional Share Options Awards

The unconditional share options granted in 2008 and 2010 have an exercise price of RMB0.55, vest over 4 to 5 years of continuous service, and expire in 10 years from the date of grant. The share options provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). Compensation cost is recognized over the requisite service period for each tranche based on a graded vesting schedule.

The fair value of each option award is estimated on the date of grant using a lattice option-pricing model based on the assumptions in the following table:

	For Unconditional Share Options Awards issued on January 1, 2008 and June 30, 2008	For Unconditional Share Options Awards issued on May 7, 2010
Expected volatility	35.50%~35.75%	41.69%
Expected dividend yield	1.7%	2.31%
Risk-free interest rate	4.02%~4.14%	4.15%
Expected term	10 years	10 years
Estimated fair value of underlying ordinary shares	RMB 1.70~RMB 1.77	RMB 1.03~RMB1.08

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Prior to the IPO (since the Company did not have a trading history at the time the options were issued) and subsequent to the Company’s IPO (due to lack of sufficient historical trading record) the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in a similar industry.

The Company uses historical data to estimate employee termination within the valuation model.

Prior to the IPO, the estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a contemporaneous valuation conducted by an independent valuation firm, supplemented by the Company’s estimate of Enterprise Value (“EV”).

The Company’s EV was estimated using the discounted cash flows analysis (“income approach”). For the income approach, the Company’s terminal value projected cash flows that are based on five-year financial projections which were discounted to the respective valuation dates of January 1, 2008 and June 30, 2008 by the weighted average cost of capital (“WACC”) of 15.10% and 15.44%, respectively. The WACC used was the combined result of the changes in risk-free rate and industry average beta and company specific risks.

The estimated EV of the Company from the above calculation was then adjusted for a lack-of-marketability discount rate of 15% and 12% for the valuation date of January 1, 2008 and June 30, 2008, respectively, to reflect the fact that the Company was a private company at that time. The discounted EV was then allocated to the Company’s ordinary shares.

The fair value of the shares underlying the options on the date of grant subsequent to the IPO has been based on the closing price of the ordinary shares listed on the New York Stock Exchange for the trading day prior to the grant date.

A summary of share option activity during the years ended December 31, 2008, 2009 and 2010 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Granted	36,255,000	RMB 0.55
Exercised	—	—
Forfeited	(632,500)	RMB 0.55

Outstanding as of December 31, 2008	35,622,500	RMB 0.55
Granted	—	—
Exercised	—	—
Forfeited	(125,000)	RMB 0.55

Outstanding as of December 31, 2009	35,497,500	RMB 0.55
Granted	24,497,500	RMB 0.55
Exercised	(11,670,240)	RMB 0.55
Forfeited	(11,000,000)	RMB 0.55

Outstanding as of December 31, 2010	37,324,760	RMB 0.55	8.57 years	RMB 10,100

Exercisable as of December 31, 2010	11,302,260	RMB 0.55	8.14 years	RMB 3,457

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The weighted-average grant-date fair value of unconditional share options granted during the year ended December 31, 2008 and 2010 was RMB 1.24 and RMB 0.52 (US$0.08) per share, respectively. The total intrinsic value of options exercised during the year ended December 31, 2010 amounted to RMB3,186(US$ 483).

Share-based compensation under the Unconditional Share Option Awards was recorded as follows:

	As of December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
General and administrative expenses	10,806	11,781	(1,635)	(248)
Selling expenses	935	483	150	23
Research and development expenses	3,753	3,164	2,984	452

Total	15,494	15,428	1,499	227

As of December 31, 2010, there was RMB6,749 total unrecognized compensation cost related to non-vested share options under the Unconditional Share Options Awards. This cost is expected to be recognized over a weighted average period of approximately 3.5 years. RMB6,600 reversal of share-based compensation cost was recorded in 2010 in relation to forfeiture of unvested share options due to the resignation of certain employees and executives.

Conditional Share Options Awards

The Conditional Share Options Awards were granted at an exercise price equal to 88% of the fair market value of the Company’s shares on the respective vesting date. Such options vest over four years of continuous service with 25% of the options to be vested on each of the first, second, third and fourth anniversaries of the grant date and expire in 10 years. The vesting of share options under Conditional Share Options Awards is contingent upon the Group meeting revenue growth of at least 20% in the most recent fiscal year prior to each vesting date and the Group achieving a compounded annual growth rate in total revenues of at least 20% from the fiscal year 2007 through the most recent fiscal year prior to each vesting date. In addition, the Compensation Committee determines on its sole discretion that the grantee has met all employee performance criteria appropriate to merit the vesting of each tranche.

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

The Conditional Share Options Awards was cancelled by the Modification on May 7, 2010 as described above.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

A summary of share options activity during the years ended December 31, 2008, 2009 and 2010 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2007	—	—
Granted	14,455,000	RMB 1.50
Exercised	—	—
Forfeited	(802,500)	RMB 1.50

Outstanding as of December 31, 2008	13,652,500	RMB 1.50
Granted	—	—
Exercised	—	—
Forfeited	(125,000)	RMB 1.50

Outstanding as of December 31, 2009	13,527,500	RMB 0.67
Granted	—	—
Exercised	—	—
Forfeited	(1,250,000)	RMB0.67
Exchanged for Unconditional Share Options Awards	(12,277,500)	RMB0.72

Outstanding and exercisable as of December 31, 2010	—	—	—	—

The weighted-average fair value of Conditional Share Options Awards granted during the year ended December 31, 2008 was RMB0.73 per share option. During the years ended December 31, 2008, 2009 and 2010, no options were exercised.

Share-based compensation under the Conditional Share Options Awards was recorded as follows:

	As of December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
General and administrative expenses	1,404	15	—	—
Selling expenses	275	—	—	—
Research and development expenses	744	—	—	—

Total	2,423	15	—	—

As of December 31, 2010, there was no unrecognized compensation cost related to non-vested share options under the Conditional Share Options Awards.

(18) SIGNIFICANT CONCENTRATIONS AND RISKS

All of the Group’s tangible long-lived assets are located in the PRC.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The Group’s revenues are derived from the following:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Commercialized projects	801,484	697,437	978,955	148,327
Pipeline projects	59,171	96,367	86,422	13,094
Sales of purchased goods	81,832	26,491	16,654	2,523

	942,487	820,295	1,082,031	163,944

Commercialized projects represent projects with sales of at least one metric ton per year of manufactured products while pipeline projects represent projects with sales of less than one metric ton per year of manufactured products. Sales of purchased goods represent sales of purchased chemicals to wholesalers or end users without any further processing of the chemicals.

Significant concentrations

The following summarizes the Group’s revenues, based on the geographic location of the customers:

	Year ended December 31
	2008		2009		2010
		%		%		%
	RMB	of sales	RMB	of sales	RMB	of sales	US$
PRC	483,380	51%	362,191	44%	523,505	49%	79,319
Japan	165,962	18%	233,627	28%	337,568	31%	51,147
Germany	231,299	25%	160,490	20%	164,252	15%	24,887
United Kingdom	4,964	1%	1,123	0%	1,224	0%	185
Others	56,882	5%	62,864	8%	55,482	5%	8,406

	942,487	100%	820,295	100%	1,082,031	100%	163,944

As a result of the Group deriving significant revenues from sales outside the PRC, the Group’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, changes in regional or worldwide economic or political conditions.

Management currently expects that the Group’s operating results will, for the foreseeable future, continue to depend on the sale of its compound chemical products to a relatively small number of customers. The Group’s business is affected by competition in the market for the products that many of the Group’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. These customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Group or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Group’s agreements with its key customers could have a material adverse effect on its business and results of operations.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Sales to the major customers, which individually exceeded 10% of the total net revenues, are as follows:

	Year ended December 31
	2008		2009		2010
		%		%		%
	RMB	of sales	RMB	of sales	RMB	of sales	US$
Customer A	114,878	12%	199,991	24%	284,986	26%	43,180
Customer B	333,128	35%	188,710	23%	352,597	33%	53,424
Customer F	166,258	18%	109,923	14%	70,364	6%	10,661

	614,264	65%	498,624	61%	707,947	65%	107,265

Accounts receivable due from the major customers, which individually exceeded 10% of the total accounts receivable balances, are as follows:

	As of December 31
	2009		2010
		%		%
	RMB	of accounts receivable	RMB	of accounts receivable	US$
Customer A	16,854	18%	661	1%	100
Customer B	30,208	32%	44,833	33%	6,793
Customer E	12,886	14%	14,189	10%	2,150
Customer F	—	0%	33,624	24%	5,094

	59,948	64%	93,307	68%	14,137

Business and economic risks

The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; competition from other competitors; changes in certain strategic relationships or customers’ relationships; regulatory factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the industry.

The Group conducts its principal operations in the PRC and accordingly is subject to significant risks. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the industry.

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

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(19) RELATED PARTY TRANSACTIONS

Name of party	Relationship

Dr. Yang, his wife Ms. Yuezhen Cha and his son Mr. Chongbo Yang (“the Yang Family”)	Majority shareholders

Dr. David Yunhung Tang	Principal shareholder (through June 24, 2009)

Mr. Xuhua Ren Huajing	Noncontrolling interest holder of Company

Mr. Yunxiang Wang	Noncontrolling interest holder of Binhai Kangjie (from April 15, 2009 through March 18, 2010)

Mr. Zhiyan Shen and Ms. Yunfen Fan	Noncontrolling interest holders of Kangpeng Nong Hua (from October 8, 2008 through November 9, 2009)

Mr. Wujun Yang, Mr. Yunlong Yuan, Mr. Weinian Qi and Ms. Yueping Cha	Management

Kangpeng Nong Hua	23.5% owned company by Dr. Yang (through October 8, 2008)

Kang Qi Investment Company (“Kang Qi”)	Majority shareholders’ company

Wise Lion Limited (“Wise Lion”)	Immediate holding company

Shanghai Ambiopharm Inc. (“Shanghai Ambiopharm”)	Majority shareholders’ company

Central Glass Chemspec	Affiliate

Central Glass	Controlling shareholder of Central Glass Chemspec

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The principal related party transactions during the years ended December 31, 2008, 2009 and 2010 were as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Sales of goods to:
Kangpeng Nong Hua	31,982	—	—	—
Central Glass	—	3,997	3,681	558

	31,982	3,997	3,681	558

Purchases of goods from:
Kangpeng Nong Hua	26,192	—	—	—

	26,192	—	—	—

Non-interest bearing advances to:
Kangpeng Nong Hua (Note (i))	28,400	—	—	—
Mr. Zhiyan Shen	2,500	—	—	—
Central Glass	—	64	—	—

	30,900	64	—	—

Non-interest bearing borrowings from:
Kangpeng Nong Hua (Note (ii))	14,400	—	—	—
Kang Qi (Note (iii))	6,000	6,000	—	—

	20,400	6,000	—	—

Jiangsu Wei Er’s non-interest bearing borrowings from:
Kangpeng Nong Hua (Note (iv))	49,347	—	—	—
Kang Qi (Note (iv))	5,000	—	—	—

	54,347	—	—	—

Kangpeng Nong Hua’s non-interest bearing borrowings from:
Kang Qi (Note (vi))	14,269	—	—	—
The Yang Family (Note (vi))	716	—	—	—
Mr. Zhiyan Shen (Note (vi))	239	—	—	—
Ms. Yunfen Fan (Note (vi))	3	—	—	—

	15,227	—	—	—

Lease income
Shanghai Ambiopharm (Note (v))	913	913	913	138

	913	913	913	138

Lease expense
Shanghai Ambiopharm (Note (v))	42	100	100	15

	42	100	100	15

Payments of expenses made on behalf of:
Shanghai Ambiopharm	—	356	277	42
Central Glass	—	336	—	—

	—	692	277	42

Payments of expenses made on behalf of the Group by:
Mr. Yunxiang Wang	—	674	—	—

	—	674	—	—

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Amounts due from and due to related parties as of December 31, 2009 and 2010 were as follows:

(a) Prepayment and other receivables

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Shanghai Ambiopharm (Note(v))	1,960	2,000	303

	1,960	2,000	303

(b) Amounts due from related parties

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Payments made on behalf of:
Central Glass	64	—	—

	64	—	—

(c) Amounts due to related parties

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Non-interest bearing borrowings from:
The Yang Family	59	59	9
Kang Qi (Note (iii) and (vi))	9,500	5,500	833

Payable for acquisition of Kangpeng Nong Hua to:
Kang Qi	14,100	—	—

Total	23,659	5,559	842

Notes:

(i)	The Group made RMB28,400 non-interest bearing advances to Kangpeng Nong Hua to support its operating activities prior to October 8, 2008, the date Dr. Yang obtained control of Kangpeng Nong Hua (see Note 20(c)). The advances were repaid in full in May 2008.
(ii)	The borrowing was repaid in full in June 2008.
(iii)	During the years ended December 31, 2008 and 2009, the Group borrowed RMB6,000 and RMB6,000, respectively, which were non-interest bearing, from Kang Qi. The borrowings were repaid in full in April 2009.
(iv)	The Group acquired an 80% equity interest in Jiangsu Wei Er in February 2008 (See Note 20(a)). Jiangsu Wei Er borrowed RMB49,347 and RMB5,000, which were non-interest bearing, from Kangpeng Nong Hua and Kang Qi, respectively, prior to the acquisition. These non-interest bearing advances were recorded as liabilities assumed at the date of the acquisition. The advances from Kangpeng Nong Hua and Kang Qi were repaid in full as of December 31, 2008.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(v)	The Group leased its plant and equipment to Shanghai Ambiopharm in 2008, 2009 and 2010. The carrying value of the plant and equipment amounted to RMB9,050 and RMB8,153 (US$1,235) as of December 31, 2009 and 2010, respectively. The initial lease term was two years and was renewed for an additional two-year period in June 2010. The annual lease receivable is RMB913 and Shanghai Ambiopharm paid RMB 873 in 2010.

The Group also leased certain equipment from Shanghai Ambiopharm. The initial lease term was two years starting from August 2008 and was renewed for an additional two-year period in June 2010. The annual lease payment is RMB100.

(vi)	The Group acquired 100% of the equity interest in Kangpeng Nong Hua in November 2009 for cash consideration of RMB25,000. Since the Company and Kangpeng Nong Hua were under the common control of Dr. Yang on the date of the acquisition, it was accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial statements of Kangpeng Nong Hua were consolidated by the Company at their reported historical amounts and combined retrospectively to October 8, 2008, which is the earliest date that both entities were under common control (See Note 20 (c)).

Kangpeng Nong Hua borrowed RMB15,227, which were non-interest bearing, from related parties, prior to October 8, 2008. These non-interest bearing advances were recorded as liabilities assumed on October 8, 2008. RMB 2,958, RMB 2,769 and RMB 4,000 (US$ 606) was repaid in 2008, 2009 and 2010, respectively.

(20) ACQUISITIONS

(a) Acquisition of a subsidiary

On February 2, 2008, upon receiving regulatory approval, the Group completed its acquisition of an 80% equity interest in Jiangsu Wei Er from independent third parties for cash consideration of RMB4,000.

The acquisition of Jiangsu Wei Er was accounted for using the purchase method in accordance with FASB Statement No. 141, Business Combinations, (SFAS No. 141). The results of Jiangsu Wei Er’s operations have been included in the consolidated financial statements since that date. The principal activities of Jiangsu Wei Er are sales and manufacturing of chemical compounds. The excess over the fair value of the net assets acquired (goodwill) was mainly due to expected benefits from expansion of the Group’s production capacity and securing Jiangsu Wei Er’s existing product for the production of the Group’s advanced-technology new products. The goodwill is not deductible for tax purposes.

Management made estimates and judgments in determining the fair values of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

The allocation of the purchase price to 80% of the fair value of net assets of Jiangsu Wei Er on February 2, 2008 is as follows:

RMB
Cash	5,004
Deferred income tax assets	1,181
Other current assets	11,710
Property, plant and equipment	41,509
Current liabilities	(58,334)
Goodwill	2,930

Purchase price	4,000

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(b) Acquisition of additional equity interests in subsidiaries

Huajing Company

On March 25, 2008, Shanghai ChemSpec acquired an additional 20% equity interest in Huajing Company from the noncontrolling interest shareholder, which increased the Company’s equity interest from 60% to 80%, for cash consideration of RMB8,000. The consideration was paid in full in August 2008. The acquisition of the additional equity interests was accounted for using the purchase method in accordance with SFAS No. 141. The goodwill is not deductible for tax purposes.

Management makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities.

The allocation of the purchase price to 20% of the fair value of net assets of Huajing Company on March 25, 2008 is as follows:

RMB
Cash	1,526
Other current assets	3,562
Property, plant and equipment	6,012
Current liabilities	(7,090)
Non-current liabilities	(22)
Goodwill	4,012

Purchase price	8,000

Jiangsu Wei Er

On November 5, 2009, the Group acquired the remaining 20% equity interest in Jiangsu Wei Er from the noncontrolling shareholder, which increased the Company’s equity interest from 80% to 100%, for cash consideration of RMB41,000. In accordance with FASB ASC Subtopic 810-10, Consolidation, which was effective for fiscal years beginning or after December 15, 2008, the excess of cash consideration over the carrying amount of the noncontrolling interest of RMB7,953 was recognized as a decrease in additional paid-in capital attributable to Chemspec International Limited shareholders in the statement of equity and comprehensive income for the year ended December 31, 2009.

Binhai Kangjie

On March 18, 2010, the Group acquired the remaining 8% equity interest in Binhai Kangjie from the noncontrolling shareholder, which increased the Company’s equity interest from 92% to 100%, for cash consideration of RMB2,800. In accordance with FASB ASC Subtopic 810-10, the excess of cash consideration over the carrying amount of the noncontrolling interest of RMB1,035 was recognized as a decrease in additional paid-in capital attributable to Chemspec International Limited shareholders in the statement of equity and comprehensive income for the year ended December 31, 2010.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(c) Acquisition of a company under common control

On November 9, 2009, the Group acquired 100% of the equity interest of Kangpeng Nong Hua for cash consideration of RMB25,000. As Dr. Yang held more than 50% voting ownership interest of both the Company and Kangpeng Nong Hua at the date of the acquisition, it is considered a combination of entities under common control and has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the financial statements of Kangpeng Nong Hua have been consolidated by the Company using their reported historical amounts and combined retrospectively to October 8, 2008, which is when Dr. Yang obtained control of Kangpeng Nong Hua by increasing his effective equity interest in Kangpeng Nong Hua to 51.7%.

The acquisition of 51.7% equity interest for consideration of RMB12,925 is recognized by reducing additional paid-in capital attributable to Chemspec International Limited shareholders by RMB8,616 and the excess of cash consideration over additional paid-in capital of RMB4,309 is recognized as a decrease to retained earnings.

In accordance with FASB ASC Subtopic 810-10, the excess of cash consideration of RMB12,075 over the carrying amount of the noncontrolling interest of RMB4,940 was recognized as a decrease to additional paid-in capital attributable to Chemspec International Limited shareholders in the consolidated statement of equity and comprehensive income for the year ended December 31, 2009.

(d) Changes in Chemspec International Limited’s ownership in subsidiaries

Effect of the changes in the Company’s ownership interest in its subsidiaries in net income attributable to Chemspec International Limited shareholders is as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net income attributable to Chemspec
International Limited Shareholders	312,361	172,431	225,541	34,173

Transfer to the noncontrolling interests

Decrease in Chemspec International Limited’s additional paid-in capital for purchase of:
—20% equity interest in Huajing Company	—	—	—	—
—20% equity interest in Jiangsu Wei Er	—	(33,047)	—	—
—48.3% equity interest in Kangpeng Nong Hua	—	(7,135)	—	—
—8% equity interest in Binhai Kangjie	—	—	(1,765)	(267)

Change from net income attributable to Chemspec International Limited shareholders and transfers to noncontrolling interests	312,361	132,249	223,776	33,906

(21) DIVIDENDS

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Dividends declared by:
—the Company	—	—	44,460		6,735

Dividends per share	—	—	RMB 0.02	US$	0.00

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Pursuant to a Board of Directors’ resolution passed dividends of USD$6,514 (RMB44,460) were declared and paid by the Company to its shareholders on March 7, 2010 and April 21, 2010, respectively.

(22) FINANCIAL INSTRUMENTS

The fair values of cash, pledged bank deposits, accounts receivable and payable, other receivables and payables, bills receivable and payable, short-term bank borrowings, and amounts due from/to related parties approximate their respective carrying amounts due to their short-term nature.

The following table summarizes the carrying amounts and the estimated fair values of the Group’s long-term bank borrowings:

	December 31
	2009		2010
	Carrying Amount	Fair value	Carrying amount	Fair values
	RMB	RMB	RMB	RMB
Long-term bank borrowings	10,000	9,978	5,000	4,944

(23) CHEMSPEC INTERNATIONAL LIMITED (PARENT COMPANY)

Relevant PRC laws and regulation permit the distribution of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to distribute an aggregate amount of RMB670,400 (US$101,576) of their net assets to the Company, either in the form of dividends, loans or advances. Such amount consists of paid-up capital and statutory reserves as of December 31, 2010.

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

The following presents condensed parent company only financial information of Chemspec International Limited under U.S. GAAP as of December 31, 2009 and 2010 and the three-year periods ended December 31, 2010.

Condensed balance sheets as of December 31, 2009 and 2010

	As of December 31
	2009	2010	2010
	RMB	RMB	US$
Cash	103,070	17,104	2,592
Prepayment and other receivables	—	2,395	363
Amounts due from subsidiaries	237,883	256,410	38,849

Total current assets	340,953	275,909	41,804
Investment in subsidiaries	864,879	1,093,568	165,692

Total assets	1,205,832	1,369,477	207,496

Accrued expenses and other payables	3,028	—	—
Amounts due to subsidiaries	16,552	8,655	1,311

Total liabilities	19,580	8,655	1,311
Ordinary shares	21,686	21,649	3,280
Additional paid-in capital	364,098	360,995	54,696
Statutory reserves	63,422	85,820	13,003
Accumulated other comprehensive loss	(4,554)	(9,610)	(1,456)
Retained earnings	741,600	901,968	136,662

Total shareholders’ equity	1,186,252	1,360,822	206,185

Total liabilities and shareholders’ equity	1,205,832	1,369,477	207,496

Condensed statements of income for the years ended December 31, 2008, 2009 and 2010

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Selling expenses	(1,210)	(483)	(152)	(23)
General and administrative expenses	(12,211)	(11,796)	1,636	248
Research and development expenses	(4,496)	(3,164)	(2,983)	(452)
Interest income	—	75	36	5
Equity in earnings of the subsidiaries	330,278	187,799	227,004	34,395

Net income	312,361	172,431	225,541	34,173

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

Condensed cash flows for the years ended December 31, 2008, 2009 and 2010

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	312,361	172,431	225,541	34,173
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	17,917	15,443	1,499	227
Equity in earnings of the subsidiaries	(330,278)	(187,799)	(227,004)	(34,395)
Prepayment and other receivables	—	—	(2,395)	(362)

Net cash provided by (used in) operating activities	—	75	(2,359)	(357)

Cash flows from investing activities
Non-interest bearing advances to subsidiaries	—	(237,883)	(22,998)	(3,485)

Net cash used in investing activities	—	(237,883)	(22,998)	(3,485)

Cash flows from financing activities
Dividends paid	—	—	(44,460)	(6,736)
Proceeds from issuance of ordinary shares upon IPO	—	389,022	—	—
Issuance costs for ordinary shares upon IPO	—	(40,010)	(3,028)	(459)
Proceeds from exercise of shares options	—	—	6,178	936
Repurchase of ordinary shares	—	(8,134)	(10,953)	(1,660)
Repayment of non-interest bearing borrowings from subsidiaries	—	—	(7,761)	(1,176)

Net cash provided by (used in) financing activities	—	340,878	(60,024)	(9,095)

Effect of foreign currency exchange rate changes on cash	—	—	(585)	(80)

Net increase (decrease) in cash	—	103,070	(85,966)	(13,025)
Cash at beginning of year	—	—	103,070	15,617

Cash at end of year	—	103,070	17,104	2,592

(24) SUBSEQUENT EVENTS

(a) Going-private transactions

On March 21, 2011, the Company’s Board of Directors approved an agreement of merger with Halogen Mergersub Limited (“Mergersub”), a Cayman Islands exempted company which is jointly controlled by Dr. Yang and Primavera Capital Management Ltd. in response to the going private proposal letter issued by Dr. Yang on November 11, 2010. Under the terms of the agreement, Mergersub will be merged with and into the Company, with the Company being the surviving company and each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$0.135 (or US$ 8.1 per ADS) in cash without interest (less $0.05 per ADS cancellation fees payable to the ADS depositary), except for the ordinary shares beneficially owned by Dr. Yang, Mr. Yunlong Yuan and Mr. Weinian Qi, which will be cancelled without receiving any consideration. In addition, pursuant to the agreement of merger, the Company needs to comply with a number of covenants, and any breach of these covenants will result in termination of the agreement and the Company paying a termination fee of US$3,000 (RMB equivalent 19,800).

CHEMSPEC INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Amounts expressed in thousands, except share and per share data)

(b) Japan Earthquake and Tsunami in March 2011

On March 11, 2011, an earthquake with a magnitude of 9.0 occurred in Japan. The earthquake was followed by a tsunami which damaged multiple nuclear reactors at the Fukushima Daiichi Nuclear Power Station. These events have not had any impact on the Company’s consolidated financial statements for the year ended December 31, 2010. During the year ended December 31, 2008, 2009 and 2010, the Group’s sales to customers in Japan accounted for 18%, 28% and 31%, respectively, of the Group’s revenue. The Group currently does not have any physical presence in Japan. To date, the Group has not experienced any significant delay in customer orders or cash collection difficulties with its customers as a result of these March 11, 2011 events.